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TABLE OF CONTENTS
INDEX TO FINANCIAL STATEMENTS

As filed with the Securities and Exchange Commission on November 9, 2006

Registration No. 333-136593

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 4

to

Form S-1

REGISTRATION STATEMENT

UNDER
THE SECURITIES ACT OF 1933

ACTIVBIOTICS, INC.
(Exact Name of Registrant as Specified in its Charter)

Delaware (State or Other Jurisdiction of Incorporation or Organization)	2834 (Primary Standard Industrial Classification Code Number)	52-2006101 (I.R.S. Employer Identification Number)
110 Hartwell Avenue Lexington, Massachusetts 02421 (781) 372-4800 (Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

Steven C. Gilman, Ph.D.
Chief Executive Officer
ActivBiotics, Inc.
110 Hartwell Avenue
Lexington, Massachusetts 02421
(781) 372-4800
(Name, address, including zip code, and telephone number, including area code, of agent for service)
Copies to:
Julio E. Vega Meerie M. Joung Bingham McCutchen LLP 150 Federal Street Boston, Massachusetts 02110-1726 (617) 951-8000	David E. Redlick Stephanie C. Evans Wilmer Cutler Pickering Hale and Dorr LLP 60 State Street Boston, Massachusetts 02109 (617) 526-6000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement is declared effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the "Securities Act"), please check the following box.    ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information contained in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

PROSPECTUS (Subject to Completion)

Dated November 9, 2006

4,000,000 Shares

COMMON STOCK

ActivBiotics, Inc. is offering 4,000,000 shares of common stock. This is our initial public offering, and no public market currently exists for our shares. We anticipate that the initial public offering price will be between $8.00 and $10.00 per share.

Our common stock has been approved for listing on The NASDAQ Global Market under the symbol "ACTV."

Investing in our common stock involves risks. See "Risk Factors" beginning on page 9.

PRICE $                      A SHARE

	Price to Public	Underwriting Discounts and Commissions	Proceeds to ActivBiotics Before Expenses
Per Share	$	$	$
Total	$	$	$

We have granted the underwriters the right to purchase up to 600,000 additional shares of common stock to cover over-allotments.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

HSBC Securities (USA) Inc. expects to deliver the shares to purchasers on or about                           , 2006.

HSBC

        NEEDHAM & COMPANY, LLC

                BMO CAPITAL MARKETS

                        SUSQUEHANNA FINANCIAL GROUP, LLLP

, 2006

        You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock. In this prospectus, unless otherwise stated or the context otherwise requires, references to "ActivBiotics," "we," "us," "our" and similar references refer to ActivBiotics, Inc., including our wholly owned subsidiary Metaphore Pharmaceuticals, Inc., and ActivBiotics (Canada) Inc., a research and development entity in which we currently have a 50% equity interest and which will become our wholly owned subsidiary upon the closing of this offering.

        For investors outside the United States: Neither we nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus.

PROSPECTUS SUMMARY

        This summary highlights selected information contained elsewhere in this prospectus. This summary may not contain all of the information that is important to you. Before investing in our common stock, you should read this prospectus carefully in its entirety, especially the risks of investing in shares of our common stock that we discuss in the "Risk Factors" section of this prospectus beginning on page 9 and our financial statements and related notes beginning on page F-1.

ActivBiotics, Inc.

        We are a biopharmaceutical company focused on the discovery, development and commercialization of therapies for the treatment of inflammatory diseases and bacterial infections. Our lead product candidate, Rifalazil, is a proprietary, orally administered antibacterial agent, which is in a Phase III clinical trial for the treatment of intermittent claudication associated with peripheral arterial disease, or PAD. PAD is a result of atherosclerosis of the arteries of the lower extremities. Intermittent claudication is pain, cramping or fatigue in the lower extremities brought on by exertion or walking and is the most common symptom of PAD. Our second product candidate, M40403, is a proprietary small molecule that is designed to mimic the function of a naturally occurring enzyme, which plays a role in several inflammatory disease states. We plan to initiate a Phase II clinical trial of M40403 for the management of post-operative ileus, or POI, which is the temporary impairment of bowel function following surgery. In addition to our clinical programs, we continue to focus our research efforts on identifying product candidates for the treatment of inflammatory diseases and bacterial infections from our proprietary compound libraries. We currently hold worldwide commercial rights to all of our product candidates.

Our Product Candidates

        The following chart summarizes key information about our most advanced product candidates:

Product Candidate	Indication	Development Stage	Current Status	Upcoming Milestones
Rifalazil	Intermittent claudication associated with peripheral arterial disease	Phase III	Enrollment completed in first efficacy trial	Announce key efficacy and safety data in the third quarter of 2007
Rifalazil	Carotid artery atherosclerosis	Phase II	Protocol submitted to FDA	Announce key efficacy and safety data in the second half of 2007
M40403	Post-operative ileus	Phase II	Protocol submitted to FDA	Announce key efficacy and safety data in the second half of 2007
ABI-0043	Complicated skin and skin structure infections	Preclinical	Planning IND- enabling studies	Complete IND- enabling studies

We may not meet any of the above milestones in a timely manner or at all.

  Rifalazil

        Rifalazil is a proprietary, orally administered therapy that is in a Phase III clinical trial, called PROVIDENCE-1, for the treatment of intermittent claudication associated with PAD. The U.S. Food and Drug Administration, or FDA, granted us Fast Track designation for the development of Rifalazil for this indication. The FDA grants Fast Track designation if a drug is intended for the treatment of a serious or life-threatening condition and the FDA believes that the drug demonstrates the potential to address unmet medical needs for this condition. When a product candidate obtains Fast Track designation, the FDA may initiate a review of sections of a New Drug Application, or NDA, for that product candidate before the application is complete. In addition, such a product candidate may be eligible for priority review, which means review within a six month timeframe from the date a complete NDA is accepted for filing. However, obtaining Fast Track designation does not allow us to eliminate any phases of clinical study, and Rifalazil may not be reviewed or approved any more expeditiously than would otherwise have been the case. We have completed our planned enrollment of approximately 274 patients in PROVIDENCE-1. We expect to announce key efficacy and safety data in the third quarter of 2007. We also plan to initiate a separate Phase II clinical trial of Rifalazil, called RESTORE-IT, in late 2006 for the treatment of atherosclerosis of the carotid arteries, which are the major arteries of the head and neck.

        We designed PROVIDENCE-1 to study the effect of Rifalazil in the treatment of intermittent claudication associated with PAD in the approximately 50 to 80% of PAD patients who have high levels of antibodies to Chlamydia pneumoniae, or C. pneumoniae. Infection with C. pneumoniae bacteria is known to cause acute respiratory disease. Laboratory, epidemiological and clinical studies suggest that infection of the peripheral arteries by C. pneumoniae may also accelerate the progression of PAD and atherosclerosis. Rifalazil has demonstrated a high level of potency against multiple strains of Chlamydia in preclinical testing. In addition, in a Phase II clinical trial in an indication other than PAD, Rifalazil demonstrated a high level of potency against a Chlamydia species that is virtually identical genetically to C. pneumoniae.

        PAD affects between eight and 12 million people in the United States according to an article published in the Journal of the American Medical Association. Other published articles indicate that approximately 30 to 40% of all people in the United States with PAD experience intermittent claudication and that PAD becomes more common with age, affecting 12 to 20% of Americans over 65. We believe that the aging of the population and the increase in diabetes and obesity in the United States will result in an increasing incidence of PAD. The Sage Marketing Group, an independent market research organization, predicts that the number of persons with PAD in the United States will increase to 22 million by 2020.

  M40403

        M40403 is a proprietary synthetic small molecule that we are developing for the management of POI. POI is one of the most common causes of prolonged hospital stay after abdominal surgery. Common symptoms associated with POI include abdominal bloating, pain, nausea and vomiting, inability to pass stools and inability to tolerate solid food. In an article published in Archives of Surgery, POI was estimated to be responsible for nearly $1 billion in health care costs in the United States annually, principally as a result of prolonged hospital stay. We believe POI is caused in part by excessive levels of superoxide, which is a reactive, toxic form of oxygen produced in the human body to help the immune system kill invading microorganisms, such as bacteria. In the healthy state, a set of naturally occurring enzymes called superoxide dismutases, or SODs, tightly regulate levels of superoxide. In acute and chronic inflammation, superoxide levels rise at such a rate that SODs are unable to remove excess superoxide, resulting in further inflammation and tissue damage. We believe M40403 may be able to supplement the activity of naturally occurring SODs to provide therapeutic benefit in several inflammatory disease conditions, including POI, by mimicking the function of naturally occurring SOD enzymes. To date, M40403 has been evaluated in approximately 700 subjects or patients in clinical trials in indications other than POI, with no serious drug related adverse events reported. We plan to initiate a Phase II clinical trial of M40403 for the management of POI by the end of 2006 and to announce key efficacy and safety data in the second half of 2007.

  ABI-0043

        We are developing ABI-0043 as a proprietary antibacterial agent for the treatment of complicated skin and skin structure infections, or cSSSI, caused mainly by Staphylococcus aureus, including methicillin-resistant Staphylococcus aureus, or MRSA. MRSA is a type of bacteria that is resistant to most currently available antibiotics, including methicillin, oxacillin, penicillin and amoxicillin. In laboratory studies, ABI-0043 was highly potent and bactericidal against, or effective at killing, MRSA. In addition, it was active in a mouse thigh model commonly used to predict efficacy of antibacterial agents against skin and skin structure infections. We are currently planning studies for ABI-0043 that would support the filing of an IND, or investigational new drug application.

Additional Product Candidates

        In addition to our clinical programs, we continue to focus our research efforts on identifying product candidates from our proprietary compound libraries for the treatment of inflammatory diseases and bacterial infections. Our antibacterial library consists of over 1,500 small molecules from which we believe some compounds may have utility in the treatment of a range of bacterial infections. Our SOD mimetic library consists of over 250 small molecules that mimic naturally occurring SOD enzymes. We believe we can identify drug candidates from this library that may be able to treat a number of inflammatory conditions, including oral mucositis, rheumatoid arthritis, osteoarthritis, asthma and chronic obstructive pulmonary disease.

Our Strategy

        Our goal is to become a leading biopharmaceutical company focused on the treatment of inflammatory diseases and bacterial infections. Key elements of our strategy are to:

  •
  complete clinical development of and commercialize our lead product candidate, Rifalazil, for the treatment of intermittent claudication associated with PAD;

  •
  maximize the value of Rifalazil through clinical development in other vascular indications;

  •
  advance the development of our second clinical stage product candidate, M40403, for the management of POI and other selected inflammatory conditions;

  •
  build and advance our product pipeline;

  •
  develop specialty sales and marketing capabilities; and

  •
  establish strategic collaborations with leading pharmaceutical and biotechnology companies.

Risks Associated with Our Business

        Our business is subject to a number of risks of which you should be aware before making an investment decision, including the following:

  •
  We have a limited operating history and have not commercialized any products;

  •
  We have incurred substantial operating losses in each year since inception. Our net loss attributable to common stockholders was $28.4 million for the year ended December 31, 2005, which includes an in-process research and development charge of $7.4 million in connection with our acquisition of Metaphore Pharmaceuticals, and $13.6 million for the six month period ended June 30, 2006. As of June 30, 2006, we had an accumulated deficit of $84.9 million;

  •
  We expect to incur significant and increasing net losses for the next several years;

  •
  It is uncertain whether any of our product candidates under development will become effective therapies. All of our product candidates are undergoing clinical trials or are in early stages of development, and failure in the development of new drugs is common and can occur at any stage of development;

  •
  None of our product candidates has received regulatory approval for commercialization, and we do not expect that any product candidates resulting from our research and development efforts will be commercially available for a number of years, if at all; and

  •
  We may never generate any revenue or achieve profitability.

We discuss these risks more fully in the "Risk Factors" section of this prospectus immediately following this prospectus summary.

Our Corporate Information

        We were incorporated under the laws of the State of Delaware on October 1, 1996 under the name Merlin Technologies, Inc. We subsequently changed our name to ActivBiotics, Inc. on December 21, 2001. Our principal executive offices are located at 110 Hartwell Avenue, Lexington, Massachusetts 02421, and our telephone number is (781) 372-4800. Our website address is www.activbiotics.com. The information on, or that can be accessed through, our website is not part of this prospectus. We have included our website address in this prospectus solely as an inactive textual reference.

        The name "ActivBiotics" and the ActivBiotics logo are our trademarks. All other trademarks or tradenames referred to in this prospectus are the property of their respective owners.

THE OFFERING

Common stock we are offering	4,000,000 shares
Common stock to be outstanding after this offering	14,892,127 shares
Over-allotment option	600,000 shares
Use of proceeds
We estimate that the net proceeds from this offering will be approximately $30.8 million, or approximately $35.8 million if the underwriters exercise their over-allotment option in full, assuming an initial public offering price of $9.00 per share, which is the midpoint of the price range listed on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and offering expenses payable by us. We expect to use the net proceeds from this offering as follows:
• to fund clinical trials of Rifalazil;
• to fund clinical trials of M40403; and
• for other research and development activities and for general corporate purposes.
See "Use of Proceeds."
Risk factors	You should read the "Risk Factors" section of this prospectus for a discussion of the risks to consider carefully before deciding to purchase any shares of our common stock.
NASDAQ Global Market symbol	ACTV

        The number of shares of common stock to be outstanding immediately after the offering is based on 10,892,127 shares of common stock outstanding as of September 30, 2006, which number gives effect to:

  •
  the issuance of 972,762 shares of series C-1 redeemable convertible preferred stock to our joint venture partners in ActivBiotics (Canada) Inc., which will then become our wholly owned subsidiary, in exchange for their shares in ActivBiotics (Canada) Inc., immediately prior to and contingent upon the closing of this offering;

  •
  the issuance of 8,837,764 shares of common stock upon the automatic conversion of all outstanding shares of our redeemable convertible preferred stock, including the shares of series C-1 redeemable convertible preferred stock issued to our joint venture partners in ActivBiotics (Canada) Inc., concurrently with the closing of this offering; and

  •
  the issuance of 1,671,481 shares of common stock in satisfaction of accumulated dividends on our redeemable convertible preferred stock through the closing date of this offering, assuming for this purpose a closing date of November 30, 2006, concurrently with the closing of this offering.

        The number of shares of common stock to be outstanding after this offering excludes:

  •
  917,092 shares of common stock issuable upon the exercise of stock options outstanding as of September 30, 2006, with a weighted average exercise price of $5.44 per share;

  •
  49,654 shares of common stock issuable upon exercise of warrants to purchase shares of common stock with a weighted average exercise price of $11.02 per share; and

  •
  an aggregate of 1,488,337 shares of common stock reserved for future issuance under our 2001 equity incentive plan, 2006 equity incentive plan, 2006 director option plan and 2006 employee stock purchase plan as of the closing of this offering.

        Unless otherwise noted, all information in this prospectus assumes or reflects:

  •
  no exercise of the outstanding options or warrants described above;

  •
  no exercise by the underwriters of their option to purchase shares of common stock to cover over-allotments;

  •
  a one-for-ten reverse split of our capital stock effected on March 3, 2006; and

  •
  a one-for-two reverse split of our capital stock which we intend to effect prior to the completion of this offering.

        Entities affiliated with HealthCare Ventures, Advent Ventures, MDS Capital, Delphi Ventures, VenGrowth Advanced Life Sciences Fund, Canadian Medical Discoveries Fund, New England Partners Capital and Roche Finance Ltd. have indicated an interest in purchasing an aggregate of up to $7.0 million of the shares of common stock in this offering, or 777,778 shares assuming an initial public offering price of $9.00 per share, which is the midpoint of the price range listed on the cover of this prospectus. However, because indications of interest are not binding agreements or commitments to purchase, these stockholders may elect not to purchase any shares in this offering.

SUMMARY CONSOLIDATED FINANCIAL DATA

        We have derived the following summary of our consolidated statements of operations data for the years ended December 31, 2003, 2004 and 2005 from our audited consolidated financial statements appearing elsewhere in this prospectus. We have derived the following summary of our consolidated statements of operations data for the period from October 1, 1996 (inception) to June 30, 2006 and the six months ended June 30, 2005 and June 30, 2006 and the consolidated balance sheet data as of June 30, 2006 from our unaudited consolidated financial statements appearing elsewhere in this prospectus. The summary of our consolidated financial data set forth below should be read together with our consolidated financial statements and the related notes to those statements, as well as "Management's Discussion and Analysis of Financial Condition and Results of Operations," appearing elsewhere in this prospectus.

        The pro forma unaudited consolidated balance sheet data as of June 30, 2006 gives effect to:

  •
  the issuance of 972,762 shares of series C-1 redeemable convertible preferred stock to our joint venture partners in ActivBiotics (Canada) Inc., which will then become our wholly owned subsidiary, in exchange for their shares in ActivBiotics (Canada) Inc., immediately prior to and contingent upon the closing of this offering;

  •
  the issuance of 8,837,764 shares of common stock upon the automatic conversion of all outstanding shares of our redeemable convertible preferred stock, including the shares of series C-1 redeemable convertible preferred stock issued to our joint venture partners in ActivBiotics (Canada) Inc., concurrently with the closing of this offering; and

  •
  the issuance of shares of common stock in satisfaction of accumulated dividends on our redeemable convertible preferred stock through the closing date of this offering, which number of shares would have been 1,343,535 as of June 30, 2006, concurrently with the closing of this offering.

        The pro forma as adjusted consolidated balance sheet data gives further effect to our issuance and sale of 4,000,000 shares of common stock in this offering at an assumed initial public offering price of $9.00 per share, which is the midpoint of the price range listed on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and offering expenses payable by us.

				Six Months Ended June 30,		Period from October 1, 1996 (inception) to June 30, 2006
	Year Ended December 31,
	2003	2004	2005(1)	2005	2006
	(in thousands, except share and per share data)
Consolidated Statement of Operations Data:
Revenue	$—	$—	$—	$—	$—	$—

Operating expense:
Research and development	12,990	11,438	10,727	6,459	5,811	49,532
In-process research and development	—	—	7,400	—	—	7,400
General and administrative	4,134	3,821	4,577	2,323	3,637	26,422

Total operating expenses	17,124	15,259	22,704	8,782	9,448	83,354
Other income (expense)	111	31	(744)	(322)	(178)	(1,547)
Net loss	(17,013)	(15,228)	(23,448)	(9,104)	(9,626)	(84,901)

Redeemable convertible preferred stock dividends and accretion	2,238	3,768	4,957	2,434	4,003	16,699
Net loss attributable to common stockholders	$(19,251)	$(18,996)	$(28,405)	$(11,538)	$(13,629)	$(101,600)

Basic and diluted weighted average common shares outstanding	349,909	358,231	376,036	371,482	382,882

Basic and diluted net loss attributable to common stockholders per share	$(55.02)	$(53.03)	$(75.54)	$(31.06)	$(35.60)

(1)
In December 2005, we acquired Metaphore Pharmaceuticals. See note 3 to our audited consolidated financial statements included elsewhere in this prospectus.

	As of June 30, 2006
	Actual	Pro forma	Pro forma as adjusted
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$16,012	$16,012	46,820
Short-term investments	5,535	5,535	5,535
Working capital	18,648	18,648	49,456
Total assets	23,880	23,880	54,688
Long-term debt, less current portion	4,758	4,758	4,758
Preferred stock of holders in joint venture	10,807	—	—
Total redeemable convertible preferred stock	87,433	—	—
Deficit accumulated during the development stage	(84,901)	(84,901)	(84,901)
Total stockholders' equity (deficit)	(83,574)	14,666	45,474

RISK FACTORS

        Investing in our common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below together with all of the other information included in this prospectus, including the financial statements and related notes appearing at the end of this prospectus, before deciding to invest in our common stock. If any of the following risks actually occur they would harm our business, prospects, financial condition and results of operations, possibly materially. In this event, the market price of our common stock could decline, and you could lose part or all of your investment.

Risks Related to Our Financial Position and Need for Additional Capital

We have incurred significant losses since our inception. We currently do not have, and since inception never have had, any products available for commercial sale. We expect to incur losses for the foreseeable future and may never achieve or maintain profitability.

        Since inception, we have incurred significant operating losses. Our net loss attributable to common stockholders was $28.4 million for the year ended December 31, 2005, which included an in-process research and development charge of $7.4 million in connection with our acquisition of Metaphore Pharmaceuticals, and $13.6 million for the six months ended June 30, 2006. As of June 30, 2006, we had an accumulated deficit of $84.9 million. To date, we have financed our operations primarily through private placements of our redeemable convertible preferred stock and through our acquisition of Metaphore Pharmaceuticals. We have devoted all of our efforts to research and development, including our preclinical development activities and clinical trials. We have not completed development of any drugs. We expect to continue to incur significant and increasing operating losses for at least the next several years. We anticipate that our expenses will increase substantially, including as we:

  •
  continue the development and prepare for possible commercialization of Rifalazil for the treatment of intermittent claudication associated with PAD;

  •
  undertake clinical development of Rifalazil for the treatment of carotid artery atherosclerosis;

  •
  undertake clinical development of M40403 for the management of POI;

  •
  continue the research and development of additional product candidates, including ABI-0043;

  •
  add operational, financial and management information systems and personnel, including personnel to support our product development efforts and our accounting and other obligations as a public company;

  •
  seek regulatory approvals for our product candidates if we successfully complete clinical trials; and

  •
  establish a specialty sales and marketing force to commercialize products for which we may obtain regulatory approval.

        To become and remain profitable, we must succeed in developing and commercializing products with significant commercial potential. This will require us to succeed in a range of challenging activities, including the identification of product candidates, successful completion of preclinical testing and clinical trials of our product candidates, obtaining regulatory approval for these product candidates, and manufacturing, marketing and selling those products for which we may obtain regulatory approval. We are only in the preliminary stages of many of these activities. We may never succeed in these activities and may never generate revenues that are large enough to achieve profitability. Even if we do achieve profitability, we may not sustain or increase our profitability on a quarterly or annual basis. Our failure to become or remain profitable could depress the market price of our common stock and could impair our ability to raise capital, expand our business or continue our operations. A decline in the market price of our common stock would also cause you to lose part or all of your investment.

We will need substantial additional funding and may be unable to raise capital when needed, which would force us to delay, reduce or eliminate our product development programs or commercialization efforts.

        We will require substantial future capital in order to continue the research and development, preclinical and clinical programs, and regulatory activities necessary to obtain marketing approval of our product candidates. In addition, subject to obtaining regulatory approval for any of our product candidates, we expect to incur significant commercialization expenses for product sales and marketing, securing commercial quantities of product from manufacturers, and product distribution. We have no commitments or arrangements from third parties for any additional financing to fund the research and development and commercial launch of any product candidates.

        We believe that the net proceeds from this offering, together with our existing cash and cash equivalents, will enable us to fund our operating expenses and capital expenditure requirements through the third quarter of 2008. We have no committed external sources of funds. We may not obtain additional funds when we need them or on terms that are acceptable to us. If we do not raise additional funds on a timely basis, we would need to reduce or eliminate research and development programs or commercial efforts.

        Our future capital requirements will depend on many factors, including:

  •
  the progress and results of our clinical trials of Rifalazil and M40403;

  •
  the costs, timing and outcome of regulatory review of our product candidates;

  •
  our revenues, if any, from successful development and commercialization of our products;

  •
  the costs of commercialization activities, including product marketing, sales and distribution;

  •
  the scope, progress, results and costs of preclinical development, laboratory testing and clinical trials for other product candidates;

  •
  the emergence of competing therapies and other market developments;

  •
  the costs of preparing, filing and prosecuting patent applications and maintaining, enforcing and defending intellectual property rights;

  •
  the extent to which we acquire or invest in other products and technologies; and

  •
  our ability to establish collaborations and obtain milestone, royalty or other payments from any collaborators.

        If we cannot obtain adequate funds, we may:

  •
  terminate, significantly modify or delay preclinical development or clinical trials for one or more of our product candidates, including Rifalazil and M40403;

  •
  fail to establish, or delay the establishment of, manufacturing, sales or marketing capabilities;

  •
  curtail discovery programs designed to identify new product candidates;

  •
  not have the financial capacity to acquire technologies or pursue other advantageous business opportunities; or

  •
  sell or liquidate our company.

Any additional funds that we obtain may not be on terms favorable to us or our stockholders or may require us to relinquish valuable rights.

        Until we generate product revenue to finance our operations, we expect to finance our cash needs primarily through public or private equity offerings, debt financings, bank credit facilities and corporate collaborations and licensing arrangements. If we raise additional money by issuing equity securities, our stockholders will experience dilution. Debt financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends, and are likely to include rights that are senior to the holders of our common stock. Any debt financing or additional equity that we raise may contain terms, such as liquidation and other preferences, or liens or other restrictions on our assets, which are not favorable to us or our stockholders. In addition, we have outstanding a $5.0 million note that is secured by all of our assets other than intellectual property, which may impede our ability to obtain future financing. If we raise additional funds through collaboration and licensing arrangements with third parties, it may be necessary to relinquish valuable rights to our intellectual property, future revenue streams, research programs or product candidates, or to grant licenses on other terms unfavorable to us or our stockholders.

As a development stage company, it is difficult to evaluate the success of our business to date and to assess our future viability.

        We are a development stage company. Our operations to date have been limited to organizing and staffing our company, acquiring and developing our technology and compound libraries, and undertaking preclinical studies and clinical trials of our product candidates. Our limited experience in conducting and managing preclinical development activities, clinical trials and the application process necessary to obtain regulatory approvals might prevent us from successfully designing or implementing a preclinical study or clinical trial. If we do not succeed in conducting and managing our preclinical development activities or clinical trials, or in obtaining regulatory approvals, we might not be able to commercialize our product candidates, or might be significantly delayed in doing so, which will materially harm our business. Consequently, you may have difficulty in predicting our future success or viability due to our lack of operating history. In addition, if we are successful in obtaining marketing approval for one of our product candidates, we will need to transition from a company with a research and development focus to a company capable of supporting commercial activities. We may not succeed in such a transition.

Our internal controls over financial reporting may be insufficient to detect in a timely manner misstatements that could occur in our financial statements in amounts that may be material.

        In connection with its audit of our financial statements for the year ended December 31, 2005, our independent registered public accounting firm reported material weaknesses due to inadequate finance department resources, which led to an overall inadequate design in and operating effectiveness of our internal controls over financial reporting, as these controls did not provide reasonable assurance that transactions were recorded as necessary to permit preparation of our financial statements in accordance with generally accepted accounting principles. The lack of sufficient personnel with experience in financial reporting and control procedures led to the inability to close our books in a timely manner, the lack of a proper review process over account reconciliations and account analyses, the inadequate documentation supporting management's assessment of accounting treatment over significant transactions, and the inability to prepare financial statements in a timely manner. Our independent registered public accounting firm also reported a significant deficiency in our controls over how and when we recognize expenses incurred in connection with services performed by our contract research organizations. In preparing our financial statements, we must make significant estimates, including estimates for costs relating to services performed in connection with our preclinical activities and clinical trial work. Because these costs range in varying amounts over a number of years, if we do not maintain strong accounting controls over these contracts, we may overestimate or underestimate our accrued expenses. While we have taken steps to attempt to remedy these material weaknesses and the significant deficiency through the recent addition of an accounting supervisor, an independent consultant serving as our corporate controller and an independent consultant serving as a senior financial consultant, and through the implementation of a monthly review process and closing schedule, we may still experience material weaknesses and significant deficiencies, which, if not remediated, may render us unable to detect in a timely manner misstatements that could occur in our financial statements in amounts that may be material.

Risks Related to the Development of Our Product Candidates

We depend heavily on the success of two of our most advanced product candidates, Rifalazil and M40403. All of our product candidates are in either preclinical or clinical development. If we are unable to commercialize Rifalazil or M40403, or experience significant delays in doing so, our business may fail.

        We have invested a significant portion of our efforts and financial resources in two of our most advanced product candidates, Rifalazil and M40403. Our ability to generate product revenue, which we do not expect will occur for the next several years, if ever, depends significantly on the successful development and commercialization of these product candidates. The successful commercialization of these product candidates will depend on several factors, including:

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  successful results from the clinical trials of Rifalazil and M40403;

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  obtaining adequate supplies of Rifalazil and M40403 for completion of clinical trials on a timely basis;

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  obtaining marketing approvals from the FDA and similar regulatory authorities outside the United States;

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  establishing commercial scale manufacturing arrangements with third party manufacturers whose manufacturing facilities are operated in compliance with current good manufacturing practice, or cGMP, regulations;

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  launching commercial sales of our products, whether alone or in collaboration with others;

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  acceptance of our products by patients, the medical community and third party payors;

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  competition from other companies and their therapies;

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  successful protection of our intellectual property rights from competing products in the United States and abroad; and

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  a continued acceptable safety and efficacy profile of our product candidates following approval.

Our scientific approach, which concentrates on the development of Rifalazil for the treatment of intermittent claudication associated with PAD and M40403 for the management of POI, is unproven, and we do not know whether these product candidates will provide a therapeutic benefit.

        Our development programs for Rifalazil and M40403 are based on scientific approaches that are unproven. In the case of Rifalazil, our approach is based significantly on scientific knowledge and laboratory, epidemiological and clinical studies that suggest that infection of the peripheral arteries by C. pneumoniae may accelerate the progression of PAD and atherosclerosis. In the case of M40403, our approach is based significantly on scientific knowledge and preclinical and clinical data relating to the role of a naturally occurring enzyme called superoxide dismutase in controlling superoxide levels and the potential of a small molecule drug to mimic the activity of superoxide dismutase in humans, thereby acting as a potential therapy for tissue injury and inflammatory disease. For the indications we are pursuing, we do not have any efficacy results demonstrating therapeutic benefit in humans from clinical trials involving any of our product candidates. Moreover, prior clinical trials of other anti-Chlamydial antibiotics for the treatment of indications other than PAD, such as coronary artery disease, produced overall negative results. The unproven nature of these scientific approaches increases the risk that these programs will not be successful.

Initial results from a clinical trial do not ensure that the trial will be successful, and success in early stage clinical trials does not ensure success in later stage clinical trials.

        Our efforts to develop all of our product candidates are at an early stage. We will obtain regulatory approval to commercialize our product candidates only if we can demonstrate to the satisfaction of the FDA, or the applicable non-U.S. regulatory authority, that our early stage clinical trials and all additional required clinical trials, which may involve larger numbers of patients and alternative dosing regimens, are well-designed and conducted. We will further need to demonstrate that our product candidates are safe and effective and otherwise meet the appropriate standards required for approval for a particular indication. Clinical trials are lengthy, complex and expensive processes with uncertain results. A failure of one or more of our clinical trials may occur at any stage of testing. Companies in the biotechnology and pharmaceutical industries, including companies with greater experience in preclinical testing and clinical trials than we have, have suffered significant setbacks in clinical trials, even after demonstrating promising results in earlier trials. Furthermore, interim results of a clinical trial do not necessarily predict final results.

        Based on the design of our PROVIDENCE-1 clinical trial of Rifalazil for the treatment of intermittent claudication associated with PAD, we believe that the FDA may accept the results of this trial, if positive, as supportive of product registration along with the results of another Phase III efficacy trial and required safety trials if we determine to file an NDA for Rifalazil for this indication. The results we obtained from a completed Phase II clinical trial which showed Rifalazil's effect in eradicating Chlamydia may not be predictive of the results of the PROVIDENCE-1 trial, as the completed Phase II trial targeted a different species of Chlamydia and a different indication than intermittent claudication associated with PAD. Furthermore, in this prior trial, we used the same dose but a different dosing schedule than that which we are studying in PROVIDENCE-1. The results of PROVIDENCE-1 may instead indicate previously undetected side effects of Rifalazil or fail to demonstrate efficacy in a statistically significant manner for a variety of reasons, including that C. pneumoniae may develop antibiotic resistance to Rifalazil. The failure of the PROVIDENCE-1 trial to demonstrate safety and efficacy or the determination by the FDA that the trial results can not be used as one of two required registration-supporting trials could materially harm our business.

        We previously conducted a Phase II clinical trial of Rifalazil in patients with non-gonococcal urethritis associated with Chlamydia trachomatis or C. trachomatis. In this trial, Rifalazil demonstrated a high level of potency against C. trachomatis; however, we decided not to pursue this indication due to our assessment of the limited commercial opportunities for new therapies for sexually transmitted diseases caused by C. trachomatis. We also previously conducted Phase II clinical trials of Rifalazil in combination with other antibacterial agents for the eradication of Helicobacter pylori, or H. pylori, a bacterial pathogen known to cause peptic ulcers. Although some patients who received Rifalazil in combination with other antibacterial agents demonstrated eradication of H. pylori in these trials, we decided not to pursue this indication due to our assessment of the limited commercial opportunities for new combination therapies for peptic ulcers. In addition, Metaphore Pharmaceuticals, our wholly owned subsidiary, previously conducted two Phase II clinical trials of M40403 as an intravenous agent to reduce required levels of anti-pain medications, including opioids. No statistically significant differences were observed between patients who received M40403 co-administered with morphine compared to patients who received morphine alone in these Phase II clinical trials, and we are not pursuing further development of M40403 for this indication. In these clinical trials, headache, muscle pain, back pain, dizziness and fever were the most common side effects resulting from Rifalazil's use, while dizziness, headache, nausea, injection site pain, and facial tingling were the most common side effects resulting from M40403's use.

If our preclinical studies do not produce positive results, or if our clinical trials are delayed or do not show efficacy, we may experience delays, incur additional costs and ultimately be unable to commercialize our product candidates.

        Before obtaining regulatory approval for the sale of our product candidates, we must conduct, at our own expense, extensive preclinical tests to demonstrate the safety of our product candidates in animals and clinical trials to demonstrate the safety and efficacy of our product candidates in humans. Preclinical and clinical testing is expensive, difficult to design and implement, can take many years to complete, and is uncertain as to outcome. A failure of one or more of our preclinical studies or clinical trials can occur at any stage of testing. We may experience numerous unforeseen events during, or as a result of, preclinical testing and the clinical trial process that could delay or prevent our ability to obtain regulatory approval or commercialize our product candidates, including:

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  conditions imposed on us by the FDA or any non-U.S. regulatory authority regarding the scope or design of our clinical trials may require us to resubmit our clinical trial protocols to institutional review boards or similar institutions for approval;

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  the number of patients required for our clinical trials may be larger than we anticipate, enrollment in our clinical trials may be slower than we anticipate, or participants may drop out of our clinical trials at a higher rate than we anticipate;

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  the suspension or termination of one or more of our clinical trials if we, the regulatory authorities or the institutional review boards or similar institutions determine that participants are exposed to unacceptable health risks;

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  our preclinical tests or clinical trials may produce negative or inconclusive results, and we may decide, or regulators may require us, to conduct additional preclinical testing or clinical trials or we may abandon projects that we expect to be promising;

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  regulators or institutional review boards or similar institutions may not authorize us to commence a clinical trial or conduct a clinical trial at a prospective trial site;

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  our third party contractors or clinical investigators may fail to comply with regulatory requirements or fail to meet their contractual obligations to us in a timely manner;

  •
  the cost of our clinical trials may be greater than we anticipate;

  •
  the supply or quality of our product candidates or other materials necessary to conduct our clinical trials may be insufficient or inadequate or we may not be able to reach agreements on acceptable terms with prospective clinical research organizations; and

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  the effects of our product candidates may not be the desired effects or may include undesirable side effects or the product candidates may have other unexpected characteristics.

        If we are required to conduct additional clinical trials or other testing of our product candidates beyond those currently contemplated, if we are unable to complete successfully our clinical trials or other testing, if the results of these trials or tests are not positive, or are only modestly positive, or if there are safety concerns, we may:

  •
  be delayed in obtaining, or may not be able to obtain, marketing approval for one or more of our product candidates;

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  obtain approval for indications that are not as broad as intended; or

  •
  have the product removed from the market after obtaining marketing approval.

        Our product development costs will also increase if we experience delays in testing or approvals. We do not know whether any preclinical tests or clinical trials will be initiated as planned, will need to be restructured or will be completed on schedule, if at all. Significant preclinical or clinical trial delays also could shorten the patent protection period during which we may have the exclusive right to commercialize our product candidates. Such delays could allow our competitors to bring products to market before we do and impair our ability to commercialize our products or product candidates.

If we fail to enter into additional in-licensing agreements or if our existing arrangements are unsuccessful, our business and operations might be adversely affected, and if we engage in any acquisition or in-licensing, we will incur a variety of costs, and we may never realize the anticipated benefits of the transaction.

        Part of our business strategy is to in-license product candidates from third parties. For example, we acquired Rifalazil through in-licensing. We may be unable to enter into any additional in-licensing agreements because suitable products or product candidates within our areas of expertise may not be available to us on terms that are acceptable to us, or because competitors with greater resources seek to in-license the same products or product candidates. Product candidates that we would like to develop may not be available because they are controlled by competitors who are unwilling to license the rights to us. Also, we may need to in-license drug delivery or other technology in order to develop future drug candidates. If we are unable to enter into additional agreements to license product candidates or other complementary technology, or if these arrangements are unsuccessful, our development efforts could be adversely affected.

        We may attempt to acquire product candidates or technologies through the acquisition of businesses, products or programs that we believe are a strategic fit with our business. Although we currently have no commitments or agreements with respect to any acquisitions, if we undertake an acquisition, the process of integrating the acquired business, technology, products or programs may result in unforeseen operating difficulties and expenditures and may divert significant management attention from our ongoing business operations. Moreover, we may fail to realize the anticipated benefits of any acquisition for a variety of reasons, such as an acquired product candidate proving not to be safe or effective in clinical trials.

Risks Related to the Commercialization of Our Product Candidates

The commercial success of any product candidates that we may develop, including Rifalazil and M40403, will depend upon the degree of market acceptance by physicians, patients, third party payors and others in the medical community.

        Any products that we ultimately bring to the market, including Rifalazil or M40403, if they receive marketing approval, may not gain market acceptance by physicians, patients, third party payors and others in the medical community. If these products do not achieve an adequate level of acceptance, we may not generate significant product revenue and we may not become profitable. The degree of market acceptance of our product candidates, if approved for commercial sale, will depend on a number of factors, including:

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  the prevalence and severity of any side effects, including any limitations or warnings contained in the product's approved labeling;

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  the efficacy and potential advantages over alternative treatments;

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  the ability to offer our product candidates for sale at competitive prices;

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  relative convenience and ease of administration;

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  the willingness of the target patient population to try new therapies and of physicians to prescribe these therapies;

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  the strength of marketing and distribution support and the timing of market introduction of competitive products; and

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  publicity concerning our products or competing products and treatments.

        Even if a potential product displays a favorable efficacy and safety profile, market acceptance of the product will not be known until after it is launched. Our efforts to educate the medical community and third party payors on the benefits of our product candidates may require significant resources and may never be successful. Such efforts to educate the marketplace may require more resources than are required by conventional technologies marketed by our competitors.

If we cannot obtain adequate reimbursement from governments or third party payors for any products that we may develop or if we cannot obtain acceptable prices for those products, our prospects for generating revenue and achieving profitability will suffer.

        Our prospects for generating revenue and achieving profitability will depend heavily upon the availability of adequate reimbursement for the use of any product candidates for which we obtain marketing approval from governmental and other third party payors, both in the United States and in other markets. Reimbursement by a third party payor may depend upon a number of factors, including that the third party payor has determined that use of a product is a benefit covered under its health plan, and that a product is safe, effective and medically necessary, appropriate for the specific patient, cost-effective and neither experimental nor investigational.

        Obtaining reimbursement approval for a product from government and other third party payors is a time consuming and costly process that could require us to provide supporting scientific, clinical and cost effectiveness data for the use of our products to each payor. We may not be able to provide data sufficient to gain acceptance with respect to reimbursement, or we might need to conduct post-marketing studies in order to demonstrate the cost-effectiveness of any product to a payors' satisfaction. Even when a payor determines that a product is eligible for reimbursement, the payor may impose coverage limitations that preclude payment for uses approved by the FDA or non-United States regulatory authorities. In addition, full reimbursement may not be available for high priced products. Moreover, eligibility for coverage does not imply that any product will be reimbursed in all cases or at a rate that allows us to make a profit or even cover our costs. Interim payments for new products, if applicable, also may not be sufficient to cover our costs or may not become permanent. A primary trend in the U.S. health care industry is toward cost containment. We expect that the recent changes in the Medicare program and increasing emphasis on managed care will continue to put pressure on pharmaceutical product pricing.

Governments outside the United States tend to impose strict price controls and reimbursement approval policies, which may adversely affect our prospects for generating revenue.

        In some countries, particularly European Union countries, governments control the pricing of prescription pharmaceuticals. In these countries, pricing negotiations with governmental authorities can take six to 12 months or longer after the receipt of marketing approval for a product. To obtain reimbursement or pricing approval in some countries, we may be required to conduct a clinical trial that compares the cost effectiveness of our product candidate to other available therapies. These further clinical trials would require additional time, resources and expenses. If reimbursement of our products is unavailable or limited in scope or amount, or if pricing is set at unsatisfactory levels, our prospects for generating revenue, if any, could be adversely affected and our business may suffer.

If we cannot establish sales and marketing capabilities or enter into agreements with third parties to market and sell our product candidates, we may not generate product revenue.

        We do not have a sales or marketing organization and have no experience in the sale, marketing or distribution of pharmaceutical products. To achieve commercial success for any approved product, we must either develop a sales and marketing organization or outsource these functions to third parties. Currently, we plan to build a focused specialty sales and marketing infrastructure to market or co-promote some of our product candidates if and when they are approved. Establishing our own sales and marketing capabilities, as well as entering into arrangements with third parties to perform these services, involves risks. For example, developing a sales force is expensive and time consuming and could delay the launch of any product candidate. If the commercial launch of a product candidate for which we recruit a sales force and establish marketing capabilities is delayed or prohibited as a result of FDA requirements or other reasons, we would incur related expenses too early relative to the product launch.

Product liability lawsuits against us could cause us to incur substantial liabilities and to limit commercialization of our products and product candidates.

        We face an inherent risk of product liability exposure related to the testing of our product candidates in human clinical trials and will face an even greater risk if we commercially sell any products. Persons who use our products and are injured may assert product liability claims against us. We may have to institute product recalls. If we cannot successfully defend ourselves against claims that our product candidates or products caused injuries, or if we recall products, we will incur substantial costs and liabilities. Regardless of merit or eventual outcome, liability claims and product recalls may result in:

  •
  decreased demand for our product candidates and products;

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  damage to our reputation;

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  regulatory investigations that could require costly recalls or product modifications;

  •
  withdrawal of clinical trial participants;

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  costs to defend related litigation;

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  substantial monetary awards to trial participants or patients, including awards that substantially exceed our product liability insurance, which we would then have to pay using other sources, if available, and would damage our ability to obtain liability insurance at reasonable costs, or at all, in the future;

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  loss of revenue;

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  the diversion of management's attention away from managing our business; and

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  the inability to commercialize any products that we may develop.

        We have liability insurance policies for our clinical trials in the geographies in which we are conducting trials, subject to policy limits of $3.0 million and per claim deductibles of $50,000 per occurrence. The amount of insurance that we currently hold may not be adequate to cover all liabilities that we may incur. Insurance coverage is increasingly expensive. We may not be able to maintain our insurance coverage at a reasonable cost, and we may not be able to obtain insurance coverage that will be adequate to satisfy any liability that may arise. On occasion, large judgments have been awarded in class action lawsuits based on drugs that had unanticipated side effects. A successful product liability claim or a series of claims brought against us could cause our stock price to fall and, if judgments exceed our insurance coverage, could decrease our available cash and adversely affect our business.

Recent proposed legislation may permit re-importation of drugs from foreign countries into the United States, including foreign countries where the drugs are sold at lower prices than in the United States, which could materially adversely affect our operating results and our overall financial condition.

        Legislation has been introduced into Congress that, if enacted, would permit more widespread re-importation of drugs from foreign countries into the United States which may include countries where the drugs are sold at lower prices than in the United States. Such legislation, or similar regulatory changes, could decrease the price we receive for any approved products which, in turn, could materially adversely affect our operating results and our overall financial condition.

We must comply with federal, state and foreign laws, regulations and other rules relating to the health care business, and, if we do not fully comply with such laws, regulations and other rules, we could face substantial penalties.

        We are, or will be directly or indirectly through our customers, subject to extensive regulation by the federal government, the states and foreign countries in which we may conduct our business. The laws that directly or indirectly affect our ability to operate our business include the following:

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  the federal Medicare and Medicaid Anti-Kickback law, which prohibits persons from knowingly and willfully soliciting, offering, receiving or providing remuneration, directly or indirectly, in cash or in kind, to induce either the referral of an individual or furnishing or arranging for a good or service, for which payment may be made under federal health care programs such as Medicare and Medicaid;

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  other Medicare laws, regulations, rules, manual provisions and policies that prescribe the requirements for coverage and payment for services performed by our customers, including the amount of such payment;

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  the Federal False Claims Act, which imposes civil and criminal liability on individuals and entities who submit, or cause to be submitted, false or fraudulent claims for payment to the government;

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  the Federal False Statements Act, which prohibits knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false statement in connection with delivery of or payment for health care benefits, items or services; and

  •
  state and foreign law equivalents of the foregoing.

        If our operations are found to be in violation of any of the laws, regulations, rules or policies described above or any other law or governmental regulation to which we or our customers are or will be subject, or if the interpretation of the foregoing changes, we may be subject to civil and criminal penalties, damages, fines, exclusion from the Medicare and Medicaid programs and the curtailment or restructuring of our operations. Similarly, if our customers are found non-compliant with applicable laws, they may be subject to sanctions, which could also have a negative impact on us. Any penalties, damages, fines, curtailment or restructuring of our operations would adversely affect our ability to operate our business and our financial results. The risk of our being found in violation of these laws is increased by the fact that many of them have not been fully interpreted by the regulatory authorities or the courts, and their provisions are open to a variety of interpretations, and additional legal or regulatory change. Any action against us for violation of these laws, even if we successfully defend against it, could cause us to incur significant legal expenses, divert our management's attention from the operation of our business and damage our reputation.

We face substantial competition which may result in others discovering, developing or commercializing products before or more successfully than we do.

        The development and commercialization of new drugs is highly competitive. We face competition with respect to our current product candidates and any products we may seek to develop or commercialize in the future from major pharmaceutical companies, specialty pharmaceutical companies and biotechnology companies worldwide. For example, a number of large pharmaceutical companies currently market and sell drugs which are used to treat PAD. These drugs include cilostazol and pentoxifylline, both of which are generic drugs. If Rifalazil is approved for the treatment of intermittent claudication associated with PAD, it is possible that physicians may also prescribe other approved anti-Chlamydial agents for this indication, such as azithromycin, some of which are generic and may cost less than Rifalazil. We are also aware of several therapeutics for PAD that are in various stages of clinical development using a variety of therapeutic approaches. In addition, an NDA for a new drug for the management of POI filed by a third party is under review by the FDA.

        Potential competitors also include academic institutions, government agencies and other public and private research organizations that conduct research, seek patent protection and establish collaborative arrangements for research, development, manufacturing and commercialization. Our competitors may develop products that are more effective, safer, more convenient or less costly than our product candidates or that would render our product candidates obsolete or non-competitive. Our competitors may also obtain FDA or other regulatory approval for their products more rapidly than we may obtain approval for ours.

        Many of our competitors have significantly greater financial resources and expertise in research and development, manufacturing, preclinical testing, conducting clinical trials, obtaining regulatory approvals and marketing approved products than we do. Smaller and other early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. These third parties compete with us in recruiting and retaining qualified scientific and management personnel, establishing clinical trial sites and patient registration for clinical trials, as well as in acquiring technologies complementary to or necessary for our programs or advantageous to our business.

Our business activities involve the use of hazardous materials, which require compliance with environmental and occupational safety laws regulating the use of such materials. If we violate these laws, we could be subject to significant fines, liabilities or other adverse consequences.

        Our research and development programs involve the controlled use of hazardous materials. Accordingly, we are subject to federal, state and local laws governing the use, handling and disposal of these materials. Although we believe that our safety procedures for handling and disposing of these materials comply in all material respects with applicable regulations, we cannot completely eliminate the risk of accidental contamination or injury from these materials. In the event of an accident or failure to comply with environmental laws, we could be held liable for damages that result, and any such liability could exceed our assets and resources. While we believe that our existing insurance coverage is generally adequate for our normal handling of these hazardous materials, it may not be sufficient to cover pollution conditions or other extraordinary or unanticipated events. Furthermore, an accident could damage or force us to shut down our operations.

Risks Related to Our Dependence on Third Parties

We rely on third parties to conduct our clinical trials and those third parties may not perform satisfactorily, including failing to meet deadlines for the completion of such trials.

        We do not independently conduct clinical trials or preclinical development activities of our product candidates. We rely on, or work in collaboration with, third parties, such as contract research organizations, medical institutions and clinical investigators, to perform these functions. Our reliance on third parties for clinical trials and preclinical development activities reduces our control over these activities. We are responsible for ensuring that these activities are conducted in accordance with the applicable investigational plan and protocols. However, we have no direct control over these researchers or contractors, except by contract, as they are not our employees.

        Moreover, the FDA requires that our preclinical studies be conducted in accordance with the FDA's regulations governing Good Laboratory Practices, or GLP, which are intended to assure the quality and integrity of our preclinical safety data. The FDA also requires us to comply with standards, commonly referred to as Good Clinical Practices, or GCP, for conducting, recording and reporting the results of our clinical trials to assure that data and reported results are credible and accurate and that the rights, safety and confidentiality of trial participants are protected. Indeed, before approving an NDA, the FDA typically will inspect clinical study sites to ensure compliance with GCP. Our reliance on third parties does not relieve us of these responsibilities and requirements. Furthermore, these third parties may also have relationships with other entities, some of which may be our competitors. If these third parties do not successfully carry out their contractual duties, meet expected deadlines or conduct clinical trials and preclinical development activities in accordance with regulatory requirements or our stated protocols, we will not obtain, or may be delayed in obtaining, regulatory approvals for our product candidates. This may cause a delay in our efforts to commercialize our product candidates. Any change in a contract research organization during an ongoing clinical trial could seriously delay and potentially compromise the results of the trial.

Use of third parties to manufacture our product candidates may increase the risk that we will not have sufficient quantities of our product candidates or such quantities at an acceptable cost, and clinical development and commercialization of our product candidates could be delayed, prevented or impaired.

        We do not own or operate manufacturing facilities for clinical or commercial production of our product candidates. We have limited personnel with experience in drug manufacturing, and we lack the resources and the capabilities to manufacture any of our product candidates on a clinical or commercial scale. We currently outsource all manufacturing and packaging of our product candidates.

        The manufacture of pharmaceutical products requires significant expertise and capital investment, including the development of advanced manufacturing techniques and process controls. Manufacturers of pharmaceutical products often encounter difficulties in production, particularly in scaling up initial production. These problems include difficulties with production costs and yields and quality control, including stability of the product candidate. Moreover, we are working to develop a liquid-filled hard gelatin capsule formulation of Rifalazil for use in later trials and, if Rifalazil obtains marketing approval, commercially. In such a case, our manufacturers may encounter unexpected difficulties in developing and scaling up the production of an appropriate liquid-filled capsule formulation, which may in turn result in unexpected delays and higher than expected development costs.

        We do not currently have any agreements with third party manufacturers for the long-term commercial supply of any of our product candidates or of our clinical supplies. We may be unable to enter into such agreements for commercial supply of these items with third party manufacturers, or we may be unable to do so on acceptable terms.

        Reliance on third party manufacturers entails risks, including:

  •
  reliance on the third party for regulatory compliance and quality assurance;

  •
  limitations on supply availability resulting from capacity and scheduling constraints of the third parties;

  •
  adverse effect on our reputation in the marketplace if manufacturers of our products, once commercialized, fail to meet the demands of our customers; and

  •
  the possible termination or nonrenewal of the agreement by the third party, based on its own business priorities, at a time that is costly or inconvenient for us.

        The failure of contract manufacturers to maintain high manufacturing standards could result in injury or death of clinical trial participants or patients using our product candidates. Such failure could also result in product liability claims, product recalls, product seizures or withdrawals, delays or failures in testing or delivery, cost overruns or other problems that could seriously harm our business or profitability.

        Our contract manufacturers will be required to adhere to FDA regulations governing cGMP. While we are obligated to audit the performance of third party contractors, we do not have control over third party manufacturers' compliance with these regulations and standards. These regulations cover all aspects of the manufacturing, testing, quality control and recordkeeping relating to our product candidates and any products that we may commercialize. Our manufacturers may not be able to comply with cGMP regulations or other regulatory requirements or similar requirements of regulators outside the United States. Our manufacturers are subject to unannounced inspections by the FDA, state regulators and similar regulators outside the United States. Our failure, or the failure of our third party manufacturers, to comply with applicable regulations could result in sanctions being imposed on us, including fines, injunctions, civil penalties, failure of regulatory authorities to grant marketing approval of our product candidates, delays, suspension or withdrawal of approvals, license revocation, seizures or recalls of product candidates or products, operating restrictions and criminal prosecutions, any of which could significantly and adversely affect supplies of our product candidates.

        Our product candidates and any products that we may develop may compete with other product candidates and products for access to manufacturing facilities. There are a limited number of manufacturers that operate under cGMP regulations and that are both capable of manufacturing for us and willing to do so. If our third party manufacturers should cease operations or otherwise not supply us for any reason, we likely would experience delays in advancing our preclinical studies and clinical trials while we identify and qualify replacement suppliers, and we may be unable to obtain replacement suppliers on terms that are favorable to us. Relocation to another manufacturer will also require notification to, and possibly review and other regulatory approvals from, the FDA and other regulators.

Materials necessary to manufacture our product candidates may not be available on commercially reasonable terms, or at all, which may delay the development and commercialization of our product candidates.

        There are a small number of suppliers of the materials which are necessary to manufacture Rifalazil and M40403. Suppliers may not sell us these constituent materials at the time we need them or on commercially reasonable terms, especially since we buy these materials on a purchase order basis without any supply commitment. Further, these materials are susceptible to fluctuations in price and availability due to transportation costs, government regulations, changes in economic climate or other unforeseen circumstances. If we are unable to obtain these materials, our manufacturers may be unable to manufacture our product candidates and product testing and potential regulatory approval of our product candidates may then be delayed, possibly significantly. If we obtain regulatory approval for our product candidates and we are unable to purchase these constituent materials, the commercial launch of our product candidates could be delayed, or there could be a shortage in supply, which may materially affect our ability to generate revenues from the sale of our product candidates.

We may not succeed in establishing or maintaining collaborations, which could adversely affect our ability to develop and commercialize products, particularly in international markets.

        Our business strategy includes entering into collaborations or marketing and distribution arrangements with corporate collaborators, primarily pharmaceutical companies, for the development, commercialization, marketing and distribution of some of our product candidates. We have not entered into any such arrangements to date. If we do not reach agreements with suitable collaborators in the future, we may fail to meet our business objectives for the affected product or program. We face, and will continue to face, significant competition in seeking appropriate collaborators. Moreover, collaboration arrangements are complex and time consuming to negotiate, document and implement. We may not be successful in our efforts, if any, to establish and implement collaborations or other alternative arrangements. The terms of any collaborations or other arrangements that we establish, if any, may not be favorable to us.

        Any collaboration that we enter into may not be successful. The success of our collaboration arrangements, if any, will depend heavily on the efforts and activities of our collaborators. Possible future collaborations have risks, including the following:

  •
  our collaboration agreements are likely to be for fixed terms and subject to termination by our collaborators in the event of a material breach or lack of scientific progress by us;

  •
  our collaborators are likely to have the first right to maintain or defend our intellectual property rights and, although we would likely have the right to assume the maintenance and defense of our intellectual property rights if our collaborators do not, our ability to do so may be compromised by our collaborators' acts or omissions;

  •
  our collaborators may utilize our intellectual property rights in such a way as to invite litigation that could jeopardize or invalidate our intellectual property rights or expose us to potential liability;

  •
  our collaborators may underfund or not commit sufficient resources to the testing, marketing, distribution or development of our products; and

  •
  our collaborators may develop alternative products either on their own or in collaboration with others, or encounter conflicts of interest or changes in business strategy or other business issues, which could adversely affect their willingness or ability to fulfill their obligations to us.

        Collaborations with pharmaceutical companies and other third parties often are terminated or allowed to expire by the other party. Such terminations or expirations may adversely affect us financially and could harm our business reputation in the event we elect to pursue collaborations that ultimately expire or are terminated in such a manner.

Risks Related to Our Intellectual Property

If we are unable to obtain and maintain protection for the intellectual property relating to our technology and products, the value of our technology and products will be adversely affected.

        Our success will depend in large part on our ability to obtain and maintain protection in the United States and other countries for the intellectual property covering or incorporated into our technology and products. To date, we have sought to protect our proprietary position by filing U.S. and foreign patent applications. The patent situation in the field of biotechnology and pharmaceuticals generally is highly uncertain and involves complex legal, technical, scientific and factual questions. We may not be able to obtain additional issued patents relating to our technology or products. Changes in either patent laws or in interpretations of patent laws in the United States and other countries may diminish the value of our intellectual property or narrow the scope of our patent protection.

        The degree of future protection for our proprietary rights is uncertain, and therefore:

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  any patents issued to us or our licensors may not provide us with any competitive advantages or may be challenged by third parties;

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  we may not develop additional proprietary technologies that are patentable;

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  we may not file patent applications for new proprietary technologies promptly or at all; or

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  our patents may expire prior to or shortly after our commencing commercialization of a product.

        Our patents also may not afford us protection against competitors with similar technology. Because publications of discoveries in the scientific literature often lag behind the actual discoveries, and because patent applications in the United States and many other jurisdictions are typically not published until 18 months after filing, or in some cases not at all, neither we nor our licensors can be certain that we or they were the first to make the inventions claimed in our or their issued patents or pending patent applications, or that we or they were the first to file for protection of the inventions set forth in these patent applications. If a third party filed or files a U.S. patent application directed to the same or a similar invention as one of our patents or patent applications, we may be required to participate in an adversarial proceeding, known as an interference, declared by the U.S. Patent and Trademark Office to determine priority of invention in the United States. The costs of such a proceeding could be substantial, and it is possible that our efforts could be unsuccessful, resulting in a loss of our U.S. patent position. Furthermore, an adverse decision in an interference proceeding can result in a third party receiving the patent rights sought by us, which in turn could affect our ability to market a potential product to which that patent filing was directed.

        Even if issued, patents issued to us or our licensors may be challenged, narrowed, invalidated, held to be unenforceable or circumvented, which could limit our ability to stop competitors from marketing similar products or reduce the term of patent protection we may have for our products. Furthermore, we have limited patent life protection on two of our most advanced product candidates, Rifalazil and M40403. Specifically, we currently own or exclusively license a total of six U.S. patents and 13 U.S. patent applications that we consider to be material to, and that we rely on, for our current development of Rifalazil and M40403, as well as numerous foreign counterparts to many of these patents and patent applications. The material U.S. patent rights relating to Rifalazil as an anti-Chlamydial agent owned or licensed by us expire beginning in 2013. The material U.S. patent rights relating to M40403 owned or licensed by us expire beginning in 2014.

        Our patent rights covering Rifalazil and M40403 are limited in ways that may affect our ability to exclude third parties from competing against us if we obtain regulatory approval to market these product candidates, which would reduce our revenues and harm our business. For example, we hold composition of matter patents covering M40403 but not Rifalazil. Composition of matter patents can provide protection for pharmaceutical products to the extent that the specifically covered compositions are important. For our product candidates for which we do not hold composition of matter patents, competitors who obtain the requisite regulatory approval can offer products with the same composition as our products so long as the competitors do not infringe any method of use patents that we may hold. We hold method of use patents covering both M40403 and Rifalazil. This type of patent only protects the product when used or sold for the specified method. This type of patent does not limit a competitor from making and marketing a product that is identical to our product that is labeled for an indication that is outside of the patented method, or for which there is a substantial use in commerce outside the patented method. Moreover, physicians may prescribe such a competitive identical product for off label indications that are covered by the applicable patents. Although off label prescriptions may infringe method of use patents, the practice is common, and such infringement is difficult to prevent or prosecute.

If we fail to comply with our obligations in our intellectual property license agreements, or if we fail to meet any development milestones specified in such licenses, we could lose license rights that are important to our business.

        We are a party to a number of license agreements and expect to enter into additional licenses in the future. For example, we are a party to a license agreement with Kaneka Corporation relating to patents, patent applications and know-how directed to a particular class of antibiotics, which includes Rifalazil. Additionally, we hold a license from Pfizer to patents, patent applications and know-how directed to SOD mimetic technology generally and M40403 specifically. We also have a license agreement with the University of Washington for patents, patent applications and other technology rights for use in the diagnosis and treatment of arterial Chlamydial granuloma, a form of inflammation found in tissues, including related arterial and coronary diseases and disorders caused by or influenced by arterial Chlamydial granuloma lesions and infections.

        Our existing licenses impose, and we expect that future licenses will impose, various diligence, sublicensing, intellectual property, commercialization, milestone payment, royalty, insurance and other obligations on us. If we fail to comply with the obligations in the license agreements, the licensor may have the right to terminate the license or to convert the agreement to a non-exclusive license, in which event we may not be able to market any products that are covered by the previously licensed patents, or may be able to market such products only non-exclusively.

        For example, in the event that we are unable to obtain approval of an NDA for Rifalazil by July 24, 2008, Kaneka Corporation has the option to convert our exclusive license to their patents, patent applications and know-how directed to rifampicin antibiotics, including Rifalazil, to a non-exclusive license. We do not believe that we will meet this deadline. If we do not do so, we will be able to extend the exclusivity of our license from Kaneka for only an additional two years upon payment of annual royalties in each of 2008 and 2009. We currently anticipate making these annual payments to Kaneka to preserve the exclusivity of our license through July 24, 2010. However, and more importantly, if our license becomes non-exclusive, we will not be able to prevent Kaneka or other licensees of Kaneka from using Kaneka's intellectual property to compete against us. Depending on the strength of our other intellectual property rights covering Rifalazil, and any other market exclusivity that we may be able to obtain for Rifalazil, our business might be damaged, possibly materially. In addition, the University of Washington may terminate our exclusive license to its patents, patent applications and other technology for use in the diagnosis and treatment of arterial Chlamydial granuloma for the failure to meet specific milestones, including if we do not file an NDA for the use of antibacterial drugs to treat atherosclerosis or Chlamydial granuloma by December 31, 2010, and apply for regulatory approval for such a drug with the FDA or a foreign regulatory equivalent by December 31, 2011.

If we are unable to protect the confidentiality of our proprietary information and know-how, the value of our technology and products could be adversely affected.

        In addition to seeking patents for some of our inventions, we rely upon unpatented proprietary technology, processes and know-how. We seek to protect these trade secrets or proprietary information, in part, by entering into confidentiality agreements with our employees, corporate collaborators, outside scientific collaborators, sponsored researchers, consultants, advisors and other third parties. We also have entered into confidentiality and invention or patent assignment agreements with all of our employees and our consultants. These agreements may be breached, and we may not have adequate remedies for any such breach. Enforcing a claim that a party illegally obtained and is using our trade secrets is difficult, expensive and time consuming, and the outcome is unpredictable. In addition, courts outside the United States may be less willing to protect our trade secrets. Costly and time consuming litigation could be necessary to seek to enforce and determine the scope of our proprietary rights. In addition, our trade secrets may otherwise become known to or be independently developed by others, in which event we would have no recourse. If we are unable to protect the confidentiality of our proprietary information, competitors may be able to use this information to develop products that compete with our products.

If we infringe or are alleged to infringe the intellectual property rights of third parties, it will adversely affect our business.

        Our research, development and commercialization activities, as well as any product candidates or products resulting from these activities, may infringe or be accused of infringing one or more claims of an issued patent, or may fall within the scope of one or more claims in a published patent application that may subsequently issue, and to which we do not hold a license or other rights. Third parties may own or control these patents or patent applications in the United States and abroad. These third parties could bring claims against us or our customers that would cause us or our customers to incur substantial expenses and, if successful, could cause us or our customers to pay substantial damages. Further, if a third party brought a patent infringement suit against us or our customers, we or our customers may have to stop or delay research, development, manufacturing, sales or use of the product or product candidate named in the suit.

        Patents or patent applications may exist which contain claims covering our products, technology or methods. Because of the number of patents issued and patent applications filed in our field, we believe there is a risk that third parties may allege they have patent rights encompassing our products, technology or methods.

        In order to avoid or settle potential patent infringement claims, we may obtain a license, which would require us to pay license fees or royalties or both, from a third party. Even if we obtain a license, the rights granted may be non-exclusive, which could result in our competitors gaining access to the same intellectual property. If we cannot enter into a license on acceptable terms, we could ultimately be prevented from commercializing a product, or be forced to cease some aspect of our business operations. This could harm our business significantly.

        Third parties may sue us for infringing their patent rights or file nullity, opposition or interference proceedings against our patents, even if such claims lack merit, which would similarly harm our business. Furthermore, during the course of litigation, we may have to disclose confidential information in the form of documents or testimony in connection with discovery requests, depositions or trial testimony. Disclosure of our confidential information and our involvement in intellectual property litigation could materially adversely affect our business.

        There has been substantial litigation and other proceedings regarding patent and other intellectual property rights in the pharmaceutical and biotechnology industries. In addition to infringement claims against us, we may become a party to other patent litigation and administrative proceedings, including interference proceedings declared by the U.S. Patent and Trademark Office and opposition proceedings in the European Patent Office, regarding intellectual property rights with respect to our products and technology. Even if we prevail, the cost to us of any patent litigation or administrative proceeding could be substantial.

        Some of our competitors may be able to sustain the costs of complex patent litigation and administrative proceedings more effectively than we can because they have substantially greater resources. In addition, any uncertainties resulting from any litigation or proceeding could have a material adverse effect on our ability to compete in the marketplace or significantly limit our ability to continue our operations. Patent litigation and other proceedings may also absorb significant management time.

        Many of our employees previously worked at universities or other biotechnology or pharmaceutical companies. We try to ensure that our employees do not use the proprietary information of others in their work for us. However, we or these employees may have inadvertently or otherwise used or disclosed proprietary information of any such employee's former employer. Litigation may be necessary to defend against a claim based on such a use or disclosure. Even if we are successful in defending ourselves, this litigation could result in substantial costs to us or distract our management. If we fail to defend any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel, or have to disclose our own proprietary information.

Risks Related to Regulatory Approval of Our Product Candidates

If we are not able to obtain and maintain required regulatory approvals, we will not be able to commercialize our product candidates, and our ability to generate revenue will be materially impaired.

        The FDA and other comparable authorities in other countries comprehensively regulate the testing, manufacture, safety, efficacy, recordkeeping, labeling, storage, approval, advertising, promotion, sale and distribution of drug candidates, including Rifalazil and M40403. Failure to obtain regulatory approval for a product candidate will prevent us from commercializing the product candidate in the jurisdiction of the regulatory authority. We have not obtained regulatory approval to market any of our product candidates in any jurisdiction. We have only limited experience in preparing and submitting the applications necessary to obtain regulatory approvals and expect to rely on third party contract research organizations to assist us in this process.

        Securing FDA approval requires the submission of extensive preclinical and clinical data and supporting information to the FDA for each therapeutic indication to establish the product candidate's safety and efficacy. Securing FDA approval also requires the submission of information about the product manufacturing process to, and inspection of manufacturing facilities by, the FDA. Our product candidates, including Rifalazil and M40403, may not be effective, may be only moderately effective or may prove to have undesirable or unintended side effects, toxicities or other characteristics that may preclude our obtaining regulatory approval or prevent or limit commercial use.

        Our product candidates may fail to obtain regulatory approval for many reasons, including:

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  our failure to demonstrate to the satisfaction of the FDA or comparable regulatory authorities that a product candidate is safe and effective for a particular indication;

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  the results of clinical trials may not meet the level of statistical significance required by the FDA or comparable regulatory authorities for approval;

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  our inability to demonstrate that a product candidate's benefits outweigh its risks;

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  our inability to demonstrate that a product candidate presents an advantage over existing therapies; and

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  the FDA's or comparable regulatory authorities' failure to approve the manufacturing processes, quality procedures or manufacturing facilities of third party manufacturers with which we contract for clinical or commercial supplies.

        The process of obtaining regulatory approvals is expensive, often takes many years, if approval is obtained at all, and can vary substantially based upon a variety of factors, including the type, complexity and novelty of the product candidates involved. Changes in regulatory approval policies during the development period, changes in or the enactment of additional statutes or regulations, or changes in regulatory review for each submitted product application may cause delays in the approval or rejection of an application. The FDA and non-U.S. regulatory authorities have substantial discretion in the approval process and may refuse to accept any application or may decide that our data are insufficient for approval and require additional preclinical, clinical or other studies. In addition, varying interpretations of the data obtained from preclinical and clinical testing could delay, limit or prevent regulatory approval of a product candidate.

        Even if we obtain FDA approval, we may not receive either approval for all indications that we request for our product candidates or all available statutory protections for these product candidates, each of which could adversely impact our potential product sales. For example, if FDA approval of a product is granted, the FDA may limit the indicated uses for which we may market the product and could require costly, post-marketing follow-up studies. In addition, even if we are able to obtain FDA approval of Rifalazil for the treatment of intermittent claudication associated with PAD, we may not be the first sponsor to obtain FDA approval of Rifalazil for any indication and receive the resulting full five years of new chemical entity marketing exclusivity for Rifalazil. Further, the labeling, packaging, adverse event reporting, storage, advertising, promotion and record keeping related to the product for which marketing approval is obtained will be subject to extensive regulatory requirements. We may be slow to adapt, or we may never adapt, to changes in existing requirements or adoption of new requirements or policies.

        If we fail to comply with applicable U.S. regulatory requirements, we may be subject to fines, suspension or withdrawal of regulatory approvals, product recalls, seizure of products, operating restrictions and criminal prosecution.

The Fast Track designation for Rifalazil may not actually lead to a faster development or regulatory review or approval process.

        If a drug is intended for the treatment of a serious or life-threatening condition and the drug demonstrates the potential to address unmet medical needs for this condition, the drug sponsor may apply for FDA Fast Track designation. The FDA granted us Fast Track designation for Rifalazil for the symptomatic treatment of PAD. However, we may not experience a faster development process, review or approval compared to conventional FDA procedures. For example, the FDA may withdraw our Fast Track designation if the FDA believes that the designation is no longer supported by data from our clinical development program. It is also possible that any additional efficacy, safety or other trials we conduct may result in delays in the regulatory approval process notwithstanding our Fast Track designation. Our Fast Track designation does not guarantee that we will qualify for or be able to take advantage of the FDA's expedited review procedures.

Our product candidates may cause undesirable side effects or have other properties that could delay or prevent their regulatory approval or commercialization.

        Undesirable side effects caused by our product candidates could interrupt, delay or halt clinical trials and could result in the denial of regulatory approval by the FDA or other regulatory authorities for any or all targeted indications. This would prevent us from commercializing our product candidates and generating revenues from their sale.

        In clinical trials to date, headache, muscle pain, back pain, dizziness and fever were the most common side effects resulting from Rifalazil's use, while dizziness, headache, nausea, injection site pain, and facial tingling were the most common side effects resulting from M40403's use. Because our product candidates have been tested in relatively small patient populations and for limited durations, additional side effects or safety concerns may be observed as their development progresses.

        In addition, if any of our product candidates receive marketing approval and we or others later identify undesirable side effects caused by the product, regulatory authorities may require the addition of restrictive labeling statements or withdraw their approval of the product, or we may be required to change the way the product is administered or conduct additional clinical trials.

        Any of these events could prevent us from achieving or maintaining market acceptance of the affected product or could substantially increase the costs and expenses of commercializing our product candidate, which in turn could delay or prevent us from generating significant revenues from its sale or adversely affect our reputation.

Even after we obtain marketing approval for a product, that product will remain subject to regulatory requirements and we may be subject to penalties if we fail to comply with these requirements, or if we experience unanticipated problems with our products.

        Any product for which we obtain marketing approval, along with the manufacturing processes, post approval clinical data, labeling, advertising and promotional activities for such product, will be subject to continual requirements of and review by the FDA and comparable regulatory authorities. These requirements include submissions of safety and other post marketing information and reports, registration requirements, cGMP requirements relating to quality control, quality assurance and corresponding maintenance of records and documents, requirements regarding the distribution of samples to physicians and recordkeeping. Even if we obtain regulatory approval of a product, the approval may be subject to limitations on the indicated uses for which the product may be marketed or to the conditions of approval, or contain requirements for costly post marketing testing and surveillance to monitor the safety or efficacy of the product. We also may be subject to state laws and registration requirements covering the distribution of our products. Later discovery of previously unknown problems with our products, manufacturers or manufacturing processes, or failure to comply with regulatory requirements, may result in actions such as:

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  restrictions on such products, manufacturers or manufacturing processes;

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  warning letters;

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  refusal to approve pending applications or supplements to approved applications that we submit;

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  recall or withdrawal of the products from the market;

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  suspension or withdrawal of regulatory approvals;

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  refusal to permit the import or export of our products;

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  product seizure or detentions;

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  fines, injunctions or the imposition of civil or criminal penalties; and

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  adverse publicity.

Failure to obtain regulatory approval in international jurisdictions would prevent us from marketing our products abroad.

        We intend to have our products marketed outside the United States. In order to market our products in the European Union and many other jurisdictions, we must obtain separate regulatory approvals and comply with numerous and varying regulatory requirements. The approval procedures vary among countries and can involve additional testing and clinical trials. The time required to obtain approval may differ from that required to obtain FDA approval. The regulatory approval process outside the United States may include all of the risks associated with obtaining FDA approval. In addition, in many countries outside the United States, it is required that the product be approved for reimbursement by government-backed health care regulators or insurance providers before the product can be approved for sale in that country. We may not obtain approvals from regulatory authorities outside the United States on a timely basis, if at all. Approval by the FDA does not ensure approval by regulatory authorities in other countries or jurisdictions, and approval by one regulatory authority outside the United States does not ensure approval by regulatory authorities in other countries or jurisdictions or by the FDA. We may not be able to file for regulatory approvals and may not receive necessary approvals to commercialize our products in any market.

Risks Related to Employee Matters and Managing Growth

We expect to expand our finance function, drug development and regulatory capabilities and to establish sales and marketing capabilities, and as a result, we may encounter difficulties in managing our growth, which could disrupt our operations.

        We are a development stage company with 21 employees as of September 30, 2006. We expect to experience significant growth in the number of our employees and the scope of our operations, particularly in the areas of finance, drug development, regulatory affairs, and sales and marketing. To manage our anticipated future growth, we must continue to implement and improve our managerial, operational and financial systems, expand our facilities and continue to recruit and train additional qualified personnel. Due to our limited resources, we may not be able to effectively manage the expansion of our operations or recruit and train additional qualified personnel. The physical expansion of our operations may lead to significant costs and may divert our management and business development resources. Any inability on the part of our management to manage growth could delay the execution of our business plans or disrupt our operations.

Our future success depends on our ability to retain our Chief Executive Officer and other key executives and to attract, retain and motivate qualified personnel.

        We are highly dependent on Steven C. Gilman, Ph.D., our President and Chief Executive Officer, Glenn M. Kazo, M.S., Vice President and Chief Business Officer, Suzanne M. Cadden, M.S., Vice President, Clinical Operation and Regulatory Affairs, and Andrew M. Sternlicht, M.D, Vice President, Medical Affairs and Corporate Development. The loss of the services of any of these persons might impede the achievement of our research, development and commercialization objectives. We are parties to employment agreements with each of Dr. Gilman, Mr. Kazo, Ms. Cadden, and Dr. Sternlicht. The term of each of these agreements is "at will", meaning that either party can elect at their sole discretion to terminate this arrangement at any time. We maintain "key person" insurance on Dr. Gilman in the benefit amount of $1 million, but we do not maintain such insurance on any of our other employees.

        Recruiting and retaining qualified scientific personnel, clinical personnel and sales and marketing personnel is critical to our success. Our industry has experienced a high rate of turnover in recent years. Given the competition among numerous pharmaceutical and biotechnology companies for similar personnel, particularly in Massachusetts and surrounding areas, we may struggle to attract and retain such personnel on acceptable terms. Although we believe we offer competitive salaries and benefits, we may have to increase spending in order to retain personnel. We also experience competition for the hiring of scientific and clinical personnel from universities and research institutions. In addition, we rely on consultants and advisors, including scientific and clinical advisors, to assist us in formulating our research and development and commercialization strategy. Our consultants and advisors may have commitments under consulting or advisory contracts with other entities that may limit their availability to us.

Risks Related to Our Common Stock and This Offering

After this offering, our executive officers, directors and principal stockholders will maintain the ability to control all matters submitted to our stockholders for approval.

        When this offering is completed, our executive officers, directors and stockholders who owned more than 5% of our outstanding common stock before this offering will, in the aggregate, beneficially own shares representing approximately 56.6% of our common stock. In the event that entities affiliated with HealthCare Ventures, Advent Ventures, MDS Capital, Delphi Ventures, VenGrowth Advanced Life Sciences Fund and Canadian Medical Discoveries Fund purchase their pro rata portion of $7.0 million of the shares of common stock in this offering, or 777,778 shares assuming an initial public offering price of $9.00 per share, which is the midpoint of the price range listed on the cover of this prospectus, then our executive officers, directors and stockholders who owned more than 5% of our common stock before this offering will, in the aggregate, beneficially own shares representing up to approximately 61.6% of our common stock. However, because indications of interest are not binding agreements or commitments to purchase, these stockholders may elect not to purchase any shares in this offering. As a result, if these stockholders were to choose to act together, they would be able to control all matters submitted to our stockholders for approval, as well as our management and affairs. For example, these persons, if they choose to act together, will control the election of directors and approval of any merger, consolidation, sale of all or substantially all of our assets or other business combination or reorganization. This concentration of voting power could delay or prevent an acquisition of us on terms that other stockholders may desire. The interests of this group of stockholders may not always coincide with your interests or the interests of other stockholders, and this group may act in a manner that advances their best interests and not necessarily those of other stockholders and these actions might affect the prevailing market price for our common stock.

Provisions in our corporate charter documents and under Delaware law could make an acquisition of us, which may be beneficial to our stockholders, more difficult and may prevent attempts by our stockholders to replace or remove our current management.

        Provisions in our corporate charter and our by-laws that will become effective upon the closing of this offering may discourage, delay or prevent a merger, acquisition or other change in control of us that stockholders may consider favorable, including transactions in which you might otherwise receive a premium for your shares. These provisions could also limit the price that investors might be willing to pay in the future for shares of our common stock, thereby depressing the market price of our common stock. In addition, these provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors. Because our board of directors is responsible for appointing the members of our management team, these provisions could in turn affect any attempt by our stockholders to replace current members of our management team. Among others, these provisions:

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  allow the authorized number of our directors to be changed only by resolution of our board of directors;

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  limit the manner in which stockholders can remove directors from our board of directors;

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  establish advance notice requirements for stockholder proposals that can be acted on at stockholder meetings and nominations to our board of directors;

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  limit who may call stockholder meetings and require that stockholder actions must be effected at a duly called stockholder meeting and prohibit actions by our stockholders by written consent;

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  authorize our board of directors to issue preferred stock, without stockholder approval, which could be used to institute a "poison pill" that would work to dilute the stock ownership of a potential hostile acquirer, effectively preventing acquisitions that have not been approved by our board of directors; and

  •
  require the approval of the holders of at least 67% of the votes that all our stockholders would be entitled to cast to amend or repeal specific provisions of our charter or by-laws.

        Moreover, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, which prohibits a person who owns in excess of 15% of our outstanding voting stock from merging or combining with us for a period of three years after the date of the transaction in which the person acquired in excess of 15% of our outstanding voting stock, unless the merger or combination is approved in a prescribed manner.

If you purchase shares of common stock in this offering, you will suffer immediate dilution of your investment.

        We expect the initial public offering price of our common stock to be substantially higher than the net tangible book value per share of our common stock. Therefore, if you purchase shares of our common stock in this offering, you will pay a price per share that substantially exceeds our net tangible book value per share after this offering. To the extent outstanding options or warrants are exercised, you will incur further dilution.

        Based on an assumed initial public offering price of $9.00 per share, which is the midpoint of the price range listed on the cover page of this prospectus, you will experience immediate dilution of $5.88 per share, representing the difference between our pro forma net tangible book value per share after giving effect to this offering and the assumed initial public offering price. In addition, purchasers of common stock in this offering will have contributed approximately 27.4% of the aggregate price paid by all purchasers of our common stock on a pro forma basis as of June 30, 2006, but will own only approximately 26.9% of our common stock outstanding after this offering, which includes the issuance of 1,671,481 shares of common stock in satisfaction of accumulated dividends on our redeemable convertible preferred stock through the closing date of this offering, assuming for this purpose a closing date of November 30, 2006.

An active trading market for our common stock may not develop.

        This is our initial public offering of equity securities, and prior to this offering there has been no public market for our common stock. The initial public offering price for our common stock will be determined through negotiations with the underwriters. Although we have applied to have our common stock approved for quotation on The NASDAQ Global Market, an active trading market for our common stock may never develop or be sustained following this offering. If an active market for our common stock does not develop, it may be difficult for you to sell shares you purchase in this offering without depressing the market price for our common stock.

If the price of our common stock is volatile, purchasers of our common stock could incur substantial losses.

        The price of our common stock is likely to be volatile. The stock market in general and the market for biotechnology companies in particular have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. As a result of this volatility, investors may not be able to sell their shares of our common stock at or above the initial public offering price. The market price for our common stock may be influenced by many factors, including:

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  results of clinical trials of our product candidates or those of our competitors;

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  our entry into or the loss of a significant collaboration;

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  regulatory or legal developments in the United States and other countries, including changes in the health care payment systems;

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  variations in our financial results or those of companies that are perceived to be similar to us;

  •
  market conditions generally or in the pharmaceutical and biotechnology sectors, or the issuance of new or changed securities analysts' reports or recommendations;

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  developments or disputes concerning patents or other proprietary rights;

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  public concern over our product candidates or any products approved in the future;

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  litigation;

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  future sales or anticipated sales of our common stock by us or our stockholders; and

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  the other factors described in this "Risk Factors" section.

For these reasons and others you should consider an investment in our common stock as risky and invest only if you can withstand a significant loss and wide fluctuations in the market value of your investment.

Our management team may invest or spend the proceeds of this offering in ways in which you may not agree or in ways which may not yield a return.

        Our management will have broad discretion over the use of proceeds from this offering. The net proceeds from this offering will be used to fund clinical trials and other research and development activities, and to fund working capital, capital expenditures and other general corporate purposes. We may also use a portion of the net proceeds to in-license, acquire or invest in complementary technologies or products. Our management will have considerable discretion in the application of the net proceeds, and you will not have the opportunity, as part of your investment decision, to assess whether we are using the proceeds appropriately. We may use the net proceeds for corporate purposes that do not increase our operating results or market value. Until we use the net proceeds, we may place the net proceeds in investments that do not produce significant income or that lose value.

We have never paid cash dividends on our capital stock, and we do not anticipate paying any cash dividends in the foreseeable future. You should not invest in us if you require dividend income.

        We have paid no cash dividends on our capital stock to date. We currently intend to retain our future earnings, if any, to fund the development and growth of our business and do not foresee payment of a dividend in any upcoming fiscal period. In addition, the terms of existing or any future debt agreements may preclude us from paying dividends. As a result, capital appreciation, if any, of our common stock will be your sole source of gain for the foreseeable future.

A significant portion of our total outstanding shares of common stock is restricted from immediate resale, but may be sold into the market in the near future. This could cause the market price of our common stock to drop significantly, even if our business is doing well.

        Sales of a substantial number of shares of our common stock in the public market could occur at any time. These sales, or the perception in the market that the holders of a large number of shares of common stock intend to sell shares, could reduce the market price of our common stock. After this offering, we will have outstanding 14,892,127 shares of common stock based on the number of shares outstanding as of September 30, 2006, of which 8,925,807 shares are currently restricted as a result of lock-up agreements, which are effective for at least the next 180 days, but will be able to be sold after the offering as described in the "Shares Eligible for Future Sale" section of this prospectus. Moreover, after this offering, holders of an aggregate of 8,837,764 shares of our common stock will have rights, subject to some conditions, to require us to file registration statements covering their shares or to include their shares in registration statements that we may file for ourselves or other stockholders. We also intend to register all shares of common stock that we may issue under our equity compensation plans. Once we register these shares, they can be freely sold in the public market upon issuance, subject to the lock-up agreements described in the "Underwriters" section of this prospectus.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus contains forward-looking statements that involve substantial risks and uncertainties. All statements, other than statements of historical facts, included in this prospectus regarding our strategy, future operations, future financial position, future revenues, projected costs, prospects, plans and objectives of management are forward-looking statements. The words "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "predict," "project," "will," "would" and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words.

        The forward-looking statements in this prospectus include, among other things, statements about:

  •
  the initiation and completion of clinical trials;

  •
  the announcement of key data concerning the results of clinical trials for Rifalazil and M40403;

  •
  our ongoing and planned discovery programs, preclinical studies and additional clinical trials;

  •
  our ability to enter into selective collaboration arrangements;

  •
  the timing of and our ability to obtain and maintain regulatory approvals for our product candidates;

  •
  the rate and degree of market acceptance and clinical utility of our products;

  •
  our ability to quickly and efficiently identify and develop product candidates;

  •
  the extent to which our scientific approach may potentially address a broad range of diseases across multiple therapeutic areas;

  •
  our commercialization, marketing and manufacturing capabilities and strategy;

  •
  our intellectual property position; and

  •
  our estimates regarding expenses, future revenues, capital requirements and needs for additional financing.

        We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements, and you should not place undue reliance on our forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements we make. We have included important factors in the cautionary statements included in this prospectus, particularly in the "Risk Factors" section, that we believe could cause actual results or events to differ materially from the forward-looking statements that we make. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments we may make.

        You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the Registration Statement of which this prospectus is a part completely and with the understanding that our actual future results may be materially different from what we expect. We do not assume any obligation to update any forward-looking statements.

USE OF PROCEEDS

        We estimate that the net proceeds from the sale of shares of common stock in this offering will be approximately $30.8 million, or $35.8 million if the underwriters exercise their over-allotment option in full, based on an assumed initial public offering price of $9.00 per share, which is the midpoint of the price range listed on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and offering expenses payable by us. A $1.00 increase (decrease) in the assumed initial public offering price of $9.00 per share would increase (decrease) our net proceeds from this offering by $3.7 million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting discount and commissions.

        We currently expect to use our net proceeds from this offering as follows:

  •
  approximately $17.0 million in connection with multiple clinical trials and other activities for Rifalazil for the treatment of intermittent claudication associated with PAD;

  •
  approximately $4.0 million in connection with multiple clinical trials and other activities for Rifalazil for the treatment of carotid artery artherosclerosis;

  •
  approximately $3.0 million in connection with clinical trials and other research and development activities for M40403; and

  •
  the remainder for working capital and other general corporate purposes, including research and development activities for ABI-0043.

        The expected use of net proceeds of this offering represents our intentions based on our current plans and business conditions. The amount and timing of our actual expenditures will depend on numerous factors, including the progress of our clinical trials and research and development activities, the number and breadth of our product development programs, whether or not we establish corporate collaborations and other arrangements, and the amount of cash, if any, generated by our operations, and any unforeseen cash needs. As a result, we will retain broad discretion in the allocation and use of the remaining net proceeds of this offering. We have no current plans, agreements or commitments for any material acquisitions or licenses of any technologies, products or businesses.

        We expect that the net proceeds from this offering, along with our existing cash resources, will be sufficient to enable us to complete the current Phase III clinical efficacy trial of Rifalazil, PROVIDENCE-1, for the treatment of intermittent claudication associated with PAD, and to initiate the anticipated second efficacy trial and safety trials required for an NDA submission. We also expect the net proceeds from this offering, along with our existing cash resources, will be sufficient to enable us to complete the planned Phase II clinical trials of Rifalazil for the treatment of carotid artery atherosclerosis, the RESTORE-IT trial, and of M40403 for the treatment of POI, the RECOVER trial. We also believe that the funds from the offering will enable us to advance our preclinical studies of ABI-0043 for the treatment of complicated skin and skin structure infections and possibly other programs. However, because of the uncertainties associated with these early stage preclinical programs, we cannot accurately predict whether the net proceeds of this offering will be sufficient to complete any particular stage of development, except as outlined above. As to both our clinical and preclinical programs, it is possible that we will not achieve the progress that we anticipate because the actual costs and timing of development, particularly clinical trials, are difficult to predict, are subject to substantial risks, and often vary depending on the particular indication and development strategy. As a result, we may need to raise additional funds from external sources to achieve the expected development progress described in this paragraph.

        Pending application of the net proceeds, as described above, we intend to invest any remaining proceeds in a variety of capital preservation investments, including short-term, investment-grade, interest-bearing securities.

DIVIDEND POLICY

        We have never declared or paid any dividends on our common stock. We currently intend to retain any future earnings to finance our planned clinical trials, preclinical research and development efforts, and the expansion of our business, and do not anticipate paying cash dividends on our common stock for the foreseeable future. We cannot pay cash dividends on our common stock without the prior written consent of our secured debt facility lender.

CAPITALIZATION

        The following table sets forth our capitalization as of June 30, 2006:

  •
  on an actual basis;

  •
  on a pro forma basis to give effect to:

  •
  the issuance of 972,762 shares of series C-1 redeemable convertible preferred stock to our joint venture partners in ActivBiotics (Canada) Inc., which will then become our wholly owned subsidiary, in exchange for their shares in ActivBiotics (Canada) Inc., immediately prior to and contingent upon the closing of this offering;

  •
  the issuance of 8,837,764 shares of common stock upon the automatic conversion of all outstanding shares of our redeemable convertible preferred stock, including the shares of series C-1 redeemable convertible preferred stock issued to our joint venture partners in ActivBiotics (Canada) Inc., concurrently with the closing of this offering; and

  •
  the issuance of shares of common stock in satisfaction of accumulated dividends on our redeemable convertible preferred stock through the closing date of this offering, which number of shares would have been 1,343,535 as of June 30, 2006, concurrently with the closing of this offering.

  •
  on a pro forma as adjusted basis to give further effect to our issuance and sale of 4,000,000 shares of common stock in this offering at an assumed initial public offering price of $9.00 per share which is the midpoint of the price range listed on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions.

        The pro forma information below is illustrative only, and our capitalization following the closing of this offering will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing. You should read this table together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the related notes appearing at the end of this prospectus.

	As of June 30, 2006
	Actual	Pro Forma	Pro Forma As Adjusted
	(in thousands)
Cash and cash equivalents(1)	$16,012	$16,012	$46,820

Short-term investments	5,535	5,535	5,535
Preferred stock of holders in joint venture	10,807	—	—
Redeemable convertible preferred stock, par value $0.01 per share; 8,161,213 shares authorized, actual and pro forma, 6,943,632 shares issued and outstanding, actual; no shares issued and outstanding pro forma; no shares authorized, issued or outstanding, pro forma as adjusted	87,433	—	—
Stockholders' equity:
Common stock, par value $0.01 per share; 11,000,000 shares authorized, actual and pro forma; 382,882 shares issued and outstanding, actual; 10,564,181 shares issued and outstanding, pro forma; 50,000,000 shares authorized and 14,564,181 shares issued and outstanding, pro forma as adjusted	4	106	146
Additional paid-in capital(1)	649	98,787	129,555
Accumulated other comprehensive income (loss)	674	674	674
Deficit accumulated during the development stage	(84,901)	(84,901)	(84,901)

Total stockholders' equity (deficit)(1)	(83,574)	14,666	45,474

Total capitalization(1)	$3,859	$14,666	45,474

(1)
A $1.00 increase (decrease) in the assumed initial public offering price of $9.00 per share would increase (decrease) each of cash and cash equivalents, additional paid-in capital, total stockholders' (deficit) equity and total capitalization by approximately $3.7 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions.

        The table above does not include:

  •
  918,117 shares of common stock issuable upon exercise of options outstanding as of June 30, 2006 at a weighted average exercise price of $5.44 per share;

  •
  49,654 shares of common stock issuable upon exercise of warrants to purchase shares of common stock with a weighted average exercise price of $11.02 per share; and

  •
  an aggregate of 1,488,337 shares of common stock reserved for future issuance under our 2001 equity incentive plan, 2006 equity incentive plan, 2006 director option plan and 2006 employee stock purchase plan as of the closing of this offering.

        The terms of our existing redeemable convertible preferred stock require us, upon the closing of this offering, to issue additional shares of common stock to the redeemable convertible preferred stockholders in satisfaction of accumulated dividends on the redeemable convertible preferred stock. As of June 30, 2006, the aggregate accumulated dividends payable on the series A, B, B-1, C and C-2 redeemable convertible preferred stock totaled $16.5 million. On a pro forma basis, assuming the exercise of the put right of our joint venture partners in ActivBiotics (Canada) Inc. for shares of our series C-1 redeemable convertible preferred stock, the aggregate accumulated dividends payable on all outstanding redeemable convertible preferred stock would be $17.8 million as of June 30, 2006. The number of shares of common stock issued in satisfaction of those dividends will be based on the applicable conversion price as stated in our certificate of incorporation. The actual number of shares we will issue upon the closing of this offering in satisfaction of the accumulated dividends will depend upon the date of the closing of this offering.

DILUTION

        If you invest in our common stock in this offering, your interest will be diluted to the extent of the difference between the public offering price per share of our common stock and the pro forma net tangible book value per share of our common stock after this offering.

        The historical net tangible book value (deficit) of our common stock as of June 30, 2006 was approximately $(83.6) million or $(218.28) per share, based on 382,882 shares of common stock outstanding. Historical net tangible book value (deficit) per share represents the amount of our total tangible assets less total liabilities, divided by the number of shares of common stock outstanding.

        Our pro forma net tangible book value as of June 30, 2006 was approximately $14.7 million, or $1.39 per share of common stock. Pro forma net tangible book value per share represents the amount of our total tangible assets less total liabilities, divided by the pro forma number of shares of common stock outstanding after giving effect to:

  •
  the issuance of 972,762 shares of series C-1 redeemable convertible preferred stock to our joint venture partners in ActivBiotics (Canada) Inc., which will then become our wholly owned subsidiary, in exchange for their shares in ActivBiotics (Canada) Inc., immediately prior to and contingent upon the closing of this offering;

  •
  the issuance of 8,837,764 shares of common stock upon the automatic conversion of all outstanding shares of our redeemable convertible preferred stock, including the shares of series C-1 redeemable convertible preferred stock issued to our joint venture partners in ActivBiotics (Canada) Inc., concurrently with the closing of this offering; and

  •
  the issuance of shares of common stock in satisfaction of accumulated dividends on our redeemable convertible preferred stock through the closing date of this offering, which number of shares would have been 1,343,535 as of June 30, 2006, concurrently with the closing of this offering.

        After giving effect to our issuance and sale of 4,000,000 shares of our common stock in this offering at an assumed initial public offering price of $9.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, less the estimated underwriting discounts and commissions and offering expenses payable by us, our pro forma as adjusted net tangible book value as of June 30, 2006 would have been approximately $45.5 million or $3.12 per share of our common stock. This represents an immediate increase in net tangible book value of $221.40 per share to our existing stockholders. The initial public offering price per share will exceed the net tangible book value per share. Accordingly, new investors who purchase shares in this offering will suffer an immediate dilution in net tangible book value of $5.88 per share to new investors purchasing shares in this offering at the initial public offering price. Dilution per share to new investors is determined by subtracting pro forma as adjusted net tangible book value per share after this offering from the initial public offering price per share paid by a new investor. The following table illustrates this per share dilution:

Assumed initial public offering price per share		$9.00

Historical net tangible book value (deficit) per share as of June 30, 2006	$(218.28)

Increase attributable to the conversion of outstanding redeemable convertible preferred stock	$219.67

Pro forma net tangible book value per share as of June 30, 2006	$1.39

Increase per share attributable to new investors	$1.73

Pro forma as adjusted net tangible book value per share after this offering		$3.12

Dilution per share to new investors		$5.88

        A $1.00 increase (decrease) in the assumed initial public offering price of $9.00 per share would increase (decrease) our pro forma as adjusted net tangible book value after this offering by approximately $3.7 million, our pro forma as adjusted net tangible book value per share after this offering by approximately $0.25 per share and dilution per share to new investors in this offering by approximately $0.75 per share, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and offering expenses payable by us.

        If the underwriters exercise their overallotment option in full to purchase 600,000 additional shares of common stock in this offering, the pro forma as adjusted net tangible book value per share after the offering would be $3.33 per share, the increase in net tangible book value per share to existing stockholders would be $1.94 per share and the dilution to new investors purchasing common stock in this offering would be $5.67 per share.

        The following table summarizes as of June 30, 2006, on the pro forma basis described above, the total number of shares of common stock purchased from us and the total consideration and the average price per share paid by existing stockholders and by new investors, calculated before deduction of the estimated underwriting discounts and commissions and offering expenses payable by us:

	Shares Purchased		Total Consideration
					Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders	10,564,181	72.5%	95,474,129	72.6%	9.04
New investors(1)(2)	4,000,000	27.5	36,000,000	27.4%	9.00

Total	14,564,181	100%	131,474,129	100%

(1)
A $1.00 increase (decrease) in the assumed initial public offering price of $9.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the total consideration paid by new investors by $3.7 million and increase (decrease) the percentage of total consideration paid by new investors by approximately 1%, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same.

(2)
Our existing stockholders have indicated an interest in purchasing up to $7.0 million of the shares of common stock in this offering, or 777,778 shares assuming an initial public offering price of $9.00 per share, which is the midpoint of the price range listed on the cover of this prospectus. However, because indications of interest are not binding agreements or commitments to purchase, these stockholders may elect not to purchase any shares in this offering.

        The number of shares of common stock outstanding in the table above is based on the pro forma number of shares outstanding as of June 30, 2006, and assumes no exercise of the underwriters' overallotment option to purchase up to an additional 600,000 shares of common stock. If the underwriters' overallotment option is exercised in full, the number of shares of common stock purchased by existing stockholders will be reduced to 70% of the total number of shares of common stock outstanding after this offering and the number of shares of common stock purchased by new investors will be increased to 4,600,000, or 30% of the total number of shares of common stock outstanding after this offering.

        The information also assumes no exercise of any outstanding stock options or warrants. As of June 30, 2006, there were 918,117 shares of common stock reserved for issuance upon the exercise of outstanding options at a weighted average exercise price of $5.44 per share, 49,654 shares of common stock reserved for issuance upon the exercise of outstanding warrants at a weighted average exercise price of $11.02 per share. There will be an aggregate of 1,488,337 shares of common stock reserved for future issuance under our 2001 equity incentive plan, 2006 equity incentive plan, 2006 director option plan and 2006 employee stock purchase plan as of the closing of this offering. To the extent that any of these options or warrants are exercised, there will be further dilution to new investors. In addition, warrants to purchase 3,388 shares of common stock contain anti-dilution provisions that will result in the issuance of additional shares of common stock upon exercise, and thus further dilution, if we issue or are deemed to issue equity at a per share price less than the exercise price of the warrants.

SELECTED CONSOLIDATED FINANCIAL DATA

        You should read the following selected consolidated financial data together with our financial statements and the related notes appearing at the end of this prospectus and the "Management's Discussion and Analysis of Financial Condition and Results of Operations" section of this prospectus. We have derived the consolidated statements of operations data for the years ended December 31, 2003, 2004 and 2005 and the consolidated balance sheet data as of December 31, 2004 and 2005 from our audited consolidated financial statements, which are included in this prospectus. We have derived the statements of operations data for the years ended December 31, 2001 and 2002 and the balance sheet data as of December 31, 2001, 2002 and 2003 from our audited consolidated financial statements, which are not included in this prospectus. We have derived the consolidated statements of operations data for the period for October 1, 1996 (inception) to June 30, 2006 and for the six months ended June 30, 2005 and June 30, 2006 and the consolidated balance sheet data as of June 30, 2006 from our unaudited consolidated financial statements, which are included in this prospectus. The unaudited consolidated financial statements include, in the opinion of management, all adjustments, consisting of only recurring adjustments, that management considers necessary for the fair presentation of the financial information set forth in those statements. Our historical results for any prior period are not necessarily indicative of results to be expected for any future period.

						Six months Ended June 30,		Period from October 1, 1996 (inception) to June 30, 2006
	Year Ended December 31,
	2001	2002	2003	2004	2005(1)	2005	2006
	(in thousands, except shares and per share data)
Consolidated Statement of Operations Data:
Revenue	$—	$—	$—	$—	$—	$—	$—	$—

Operating expenses:
Research and development	1,220	6,095	12,990	11,438	10,727	6,459	5,811	49,532
In-process research and development	—	—	—	—	7,400	—	—	7,400
General and administrative	3,551	3,511	4,134	3,821	4,577	2,323	3,637	26,422

Total operating expenses	4,771	9,606	17,124	15,259	22,704	8,782	9,448	83,354

Loss from operations	(4,771)	(9,606)	(17,124)	(15,259)	(22,704)	(8,782)	(9,448)	(83,354)
Other income (expense):
Interest income	42	251	111	86	284	207	261	940
Interest expense	—	—	—	(55)	(25)	(15)	(90)	(324)
Other	—	—	—	—	39	—	133	172
Foreign currency transactions gains (losses)	—	—	—	—	(116)	(43)	4	(112)
Accretion of preferred stock of holders in joint venture	—	—	—	—	(926)	(471)	(486)	(1,412)
Loss on conversion of notes payable	—	—	—	—	—	—	—	(811)

Net loss	(4,729)	(9,355)	(17,013)	(15,228)	(23,448)	(9,104)	(9,626)	(84,901)

Redeemable convertible preferred stock dividends and accretion	337	1,395	2,238	3,768	4,957	2,434	4,003	16,699

Net loss attributable to common stockholders	$(5,066)	$(10,750)	$(19,251)	$(18,996)	$(28,405)	$(11,538)	$(13,629)	$(101,600)

Basic and diluted weighted average common shares outstanding	218,415	331,221	349,909	358,231	376,036	371,482	382,882

Basic and diluted net loss attributable to common stockholders per share	$(23.19)	$(32.46)	$(55.02)	$(53.03)	$(75.54)	$(31.06)	$(35.60)

(1)
In December 2005, we acquired Metaphore Pharmaceuticals. See note 3 in our audited consolidated financial statements included elsewhere in this prospectus.

	As of December 31,					As of June 30,
	2001	2002	2003	2004	2005	2006
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$14,532	$6,546	$4,640	$21,031	$20,030	$16,012
Short-term investments	—	—	—	—	5,575	5,535
Working capital	13,697	4,174	388	8,336	21,629	18,648
Total assets	14,715	6,970	6,106	22,449	27,723	23,880
Long-term debt, less current portion	—	—	628	305	—	4,758
Preferred stock of holders in a joint venture	—	—	—	—	10,321	10,807
Total redeemable convertible preferred stock	17,206	18,721	34,002	60,729	85,101	87,433
Deficit accumulated during the development stage	(10,231)	(19,586)	(36,599)	(51,827)	(75,275)	(84,901)
Total stockholders' deficit	(3,345)	(14,148)	(32,916)	(51,590)	(72,329)	(83,574)

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

        You should read the following discussion and analysis of our financial condition and results of operations together with our consolidated financial statements and the related notes appearing at the end of this prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this prospectus, including information with respect to our plans and strategy for our business and related financing, includes forward-looking statements that involve risks and uncertainties. You should read the "Risk Factors" section of this prospectus for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis. We expressly disclaim any obligation or intention to provide updates to the forward-looking statements contained herein and the estimates and assumptions associated with them.

Overview

        We are a development stage biopharmaceutical company focused on the discovery, development and commercialization of proprietary therapies for the treatment of inflammatory diseases and bacterial infections. We have devoted substantial resources to the development of our lead product candidate, Rifalazil, for the treatment of intermittent claudication associated with PAD. In addition, we are developing M40403 for the management of POI.

        In December 2004, in connection with our Rifalazil clinical development program, we established a Canadian joint venture, ActivBiotics (Canada) Inc., and raised capital by issuing debentures to our joint venture partners. These debentures were cancelled in March 2005 in connection with the equity financing of ActivBiotics (Canada) Inc. As part of this joint venture arrangement, we subsequently licensed to ActivBiotics (Canada) Inc. the worldwide rights, other than in the United States, to develop and commercialize Rifalazil for the treatment of patients with intermittent claudication associated with PAD. The Canadian joint venture partners have given written notice to us that they will exercise their put right, pursuant to which we will exchange all their shares in the Canadian joint venture for shares of our series C-1 redeemable convertible preferred stock immediately prior to and contingent upon the closing of this offering. At that time, ActivBiotics (Canada) Inc. will then become a wholly-owned subsidiary of us. For accounting purposes, we have been consolidating the operations of the joint venture since its inception under the guidance of FIN 46R, Consolidation of Variable Interest Entities. See note 12 to our consolidated financial statements appearing elsewhere in this prospectus.

        In December 2005, we completed the acquisition of Metaphore Pharmaceuticals. The purchase price of approximately $26.4 million consisted of 3,815,325 shares of Series C-2 redeemable convertible preferred stock at a per share value of $6.70, the assumption of vested stock options and warrants with a fair value of approximately $502,000, and direct costs of approximately $367,000. We acquired $19.5 million of cash and cash equivalents and our SOD mimetic technology and library of compounds, including M40403 from Metaphore Pharmaceuticals. We did not retain any Metaphore Pharmaceuticals employees with the exception of one non-executive employee who worked in a limited capacity for one month following the acquisition, and we ceased operating all Metaphore Pharmaceuticals facilities promptly after the acquisition. We are not continuing any of the clinical development programs begun by Metaphore Pharmaceuticals. For accounting purposes, we have treated the transaction as an acquisition of assets, as Metaphore Pharmaceuticals did not meet the definition of a business under EITF No. 98-3, Determining Whether a Nonmonetary Transaction Involves Receipt of Productive Assets or of a Business. Under the merger agreement, we are required to pay former equity holders of Metaphore Pharmaceuticals 10% of the net sales of any products we may commercialize that contain as one or more active pharmaceutical ingredients any compounds specifically identified in the merger agreement, subject to a dollar-for-dollar reduction for any payments we may be required to make to Pfizer under a license agreement we have with Pfizer. Approximately 42% of the capital stock in

Metaphore Pharmaceuticals was previously owned by two of our significant stockholders, who owned 41% of our capital stock at the time of our acquisition of Metaphore Pharmaceuticals.

        In June 2006, we borrowed $5.0 million pursuant to a 42-month secured debt facility from an institutional lender.

        We have utilized a staffing approach to date which involves selectively hiring senior, experienced employees with significant pharmaceutical expertise to provide us with strategic and core operational capabilities. We outsource many other functions by engaging third party contractors and temporary employees and consultants in an effort to minimize our fixed infrastructure costs.

        We have incurred significant losses since inception and expect to continue to incur significant losses as we advance the clinical development of Rifalazil and M40403 and continue development activities relating to ABI-0043. From inception through June 30, 2006, we have accumulated a deficit of $84.9 million, including a non-cash charge of $7.4 million for in-process research and development from the acquisition of Metaphore Pharmaceuticals in December 2005. Since we do not generate any revenues, our losses will continue as we conduct further research and development activities. We expect that these activities will expand over time and that we will require substantial additional resources if we are to be successful. As a result, we expect that our operating losses will be substantial over the next several years and that we will need to obtain significant additional funds to further develop our product candidates.

        In connection with its audit of our financial statements for the year end December 31, 2005, our independent registered public accounting firm reported material weaknesses due to inadequate finance department resources, and specifically a lack of sufficiently trained financial staff, which led to an overall inadequate design in and operating effectiveness of our internal controls over financial reporting, as these controls did not provide reasonable assurance that transactions were recorded as necessary to permit preparation of our financial statements in accordance with generally accepted accounting principles. A material weakness is defined as a significant deficiency, or a combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. Our lack of sufficient resources led to an inability to close our books in a timely manner, lack of a proper review process over account reconciliations and account analyses, inadequate documentation supporting management's assessment of accounting treatment over significant transactions and the inability to prepare financial statements in a timely manner.

        Recently, we reorganized the finance department by promoting our corporate controller to the position of vice president, finance and by hiring two individuals, one of whom is a full-time employee and serves as our accounting supervisor, and one of whom is a full-time independent consultant who acts as our corporate controller, and whom we have retained for the next three to six months with the ability to extend the engagement. We have also retained an independent senior financial consultant, who works with us 16 hours a week, or more if we request, for the next three months or longer by mutual agreement. We estimate the aggregate cost of employing these individuals to be approximately $500,000 annually. We believe the resources these additional individuals bring to the finance department in combination with a recently implemented monthly closing schedule and review process for our books will enable us to address the timeliness issues surrounding the close of our books and preparation of our financial statements. We believe these new hires will also help us to address our lack of a proper review process over account reconciliations and account analyses. As part of our plan to remedy these weaknesses, we plan to first have our accounting supervisor prepare journal entries and account reconciliations and analyses and then have multiple levels of review of that work product, including by each of our independent consultant acting as corporate controller and our vice president, finance.

        Our independent registered public accounting firm also reported a significant deficiency in our controls over how and when we recognize expenses incurred in connection with services performed by our contract research organizations. In preparing our consolidated financial statements, we must make significant estimates, including of costs relating to services performed by contract research organizations in connection with our preclinical activities and clinical trial work. Because these costs range in varying amounts over a number of years, it is critical that we maintain strong accounting controls over these contracts. We have attempted to address this control deficiency by implementing a monthly review process with our clinical operations group to ensure timely and accurate recognition of period expenses.

        While we have taken steps to attempt to remedy these material weaknesses and the significant deficiency through the recent addition of an accounting supervisor and the engagement of an independent consultant acting as the corporate controller, and an independent consultant serving as a senior financial consultant, and through the implementation of a monthly review process and closing schedule, we may still experience material weaknesses and significant deficiencies, which, if not remediated, may render us unable to detect in a timely manner misstatements that could occur in our financial statements in amounts that may be material.

        This management's discussion and analysis of financial condition and operations reflects consolidated financial results of ActivBiotics, Inc. and our wholly owned subsidiary, Metaphore Pharmaceuticals and our affiliated entity, ActivBiotics (Canada) Inc.

Financial Overview

Revenue

        We have not generated any revenue since our inception. To date, we have funded our operations primarily through the sale and issuance of equity securities and through loans secured by our assets. Our development efforts must result in clinical success, regulatory approval and successful commercialization in order for us to generate revenue from sales of our product candidates.

Research and Development Expense

        Our research and development expense consists of:

  •
  internal costs associated with research, preclinical and clinical activities;

  •
  payments to third party contract research organizations, investigative sites and consultants in connection with our preclinical and clinical development programs;

  •
  formulation, clinical drug supply and commercial scale-up costs;

  •
  personnel related expenses, including salaries, benefits, and travel; and

  •
  overhead expenses, including rent and maintenance of our facilities, and laboratory and other supplies.

        We expense research and development costs as incurred, including payments we make to third parties under our license agreements. From inception through June 30, 2006, we incurred research and development expense in the aggregate of $49.5 million, and in-process research and development expense in the aggregate of $7.4 million from the acquisition of Metaphore Pharmaceuticals.

        During the remainder of 2006, and thereafter, we expect research and development expenses to continue to increase significantly as our product candidates proceed through clinical trials. The timing and amount of these expenses will depend upon the outcome of our current clinical trials, particularly the costs associated with our current Phase III and planned Phase II clinical trials of Rifalazil, and our planned Phase II clinical trials of M40403. The timing and amount of these expenses will also depend on the costs associated with potential future clinical trials of our product candidates, and the related expansion of our research and development organization, regulatory requirements, advancement of our preclinical programs and product candidate manufacturing costs.

        Since in-licensing Rifalazil in 2001, we focused our research and development efforts primarily on the clinical development of Rifalazil in areas other than PAD and on expanding our proprietary antibacterial compound library. Through 2004, we conducted a Phase II clinical trial of Rifalazil in patients with non-gonococcal urethritis, or inflammation of the tube connecting the bladder with the urinary tract, associated with a species of Chlamydia virtually identical genetically to C. pneumoniae. In this trial, Rifalazil demonstrated a high level of potency against this species of Chlamydia; however, we decided not to pursue this indication due to our assessment of the limited commercial opportunities for new therapies for sexually transmitted diseases. In addition, in 2004 and 2005, we conducted Phase II clinical trials of Rifalazil in combination with other antibacterial agents for the eradication of H. pylori, a bacterial pathogen known to cause peptic ulcers. Although some patients who received Rifalazil in combination with other antibacterial agents demonstrated eradication of H. pylori in these trials, we decided not to pursue this indication, also due to our assessment of the limited commercial opportunities for new combination therapies for peptic ulcers. In 2005, we completed the discovery research efforts on our antibacterial library, which led to the identification of ABI-0043 as a potential drug development candidate, and, as a result, reduced our scientific research staff. Beginning in July 2005, we concentrated our efforts on the clinical development of Rifalazil for intermittent claudication associated with PAD. Subsequent to the Metaphore Pharmaceuticals acquisition in December 2005, we expanded our clinical development plans to include clinical studies of M40403 in POI, as well as Rifalazil in carotid artery atherosclerosis. Through June 2005, we did not track these research and development expenses on a product or program basis.

        Beginning in July 2005, we established a program-based tracking system to record expenses specifically associated with the development of Rifalazil and our other product candidates, including ABI-0043 and, after the acquisition of Metaphore Pharmaceuticals, M40403.

        The following table summarizes our principal development programs, including the related stages of development for each product candidate, and the allocation of research and development expense with respect to each program for the year ended December 31, 2005 and the six months ended June 30, 2006.

			Research and Development Expense		In-Process Research and Development Expense
Product Candidate	Indication	Stage of Development	Year ended December 31, 2005	Six months ended June 30, 2006	Year ended December 31, 2005	Six months ended June 30, 2006
			(in thousands)
Rifalazil	Intermittent claudication associated with PAD	Phase III	$1,502	$3,757	—	—
Rifalazil	Carotid artery atherosclerosis	Phase II	—	130	—	—
M40403	Post-operative ileus	Phase II	—	370	$5,847	—
ABI-0043	Complicated skin and skin structure infections	Preclinical	210	333	—	—
H. Pylori		—	1,868	126	—	—
General Rifalazil Development/Other Programs(1)			7,147	1,095	1,553	—

Total			$10,727	$5,811	$7,400	—

(1)
Represents research and development expenses for the general development of Rifalazil, including programs we are no longer pursuing. In July 2005, we began a program-based tracking system to record expenses specifically associated with our product candidates currently under development. This system does not keep track of the amount or the nature of the research and development expenses for the product candidates or programs we are no longer pursuing.

        In 2003 and 2004, we tracked both internal and external research and development expenses in a limited manner, and not on a program or project specific basis. During this period, the vast majority of our research and development activities focused on general Rifalazil development, including the evaluation of Rifalazil in laboratory tests and animal models, a Phase II clinical trial of Rifalazil for the treatment of non-gonoccal urethritis and two Phase I clinical trials in which we evaluated the drug-drug interaction and pharmacokinetic properties of Rifalazil. In addition, during this period, we incurred costs associated with the discovery, synthesis and evaluation of new chemical entities and the selection of ABI-0043 as a lead preclinical product candidate. The balance of our research and development costs in 2003 and 2004 were associated with programs we have discontinued, or which are not related to any of our current programs, and consisted primarily of preclinical and clinical studies of Rifalazil for the treatment of peptic ulcers associated with the H. pylori bacteria and diarrhea associated with the C. difficile bacteria.

        We do not know if we will be successful in developing our product candidates. At this time, we cannot reasonably estimate or know the nature, timing and costs of the efforts that will be necessary to complete the remainder of the development of, or the period, if any, in which material net cash inflows may commence from, Rifalazil or M40403. This is due to the numerous risks and uncertainties associated with the duration and cost of clinical trials, which vary significantly over the life of a project as a result of unanticipated events arising during clinical development, including with respect to:

  •
  the number of clinical sites included in the trials;

  •
  the length of time required to enroll suitable subjects;

  •
  the number of subjects that ultimately participate in the trials; and

  •
  the efficacy and safety results of our clinical trials and the number of additional required clinical trials.

        Our expenditures are subject to additional uncertainties, including the terms and timing of regulatory approvals and the expense of filing, prosecuting, defending or enforcing any patent claims or other intellectual property rights. In addition, we may obtain unexpected results from our trials. We may elect to discontinue, delay or modify clinical trials of some product candidates or focus on others. A change in the outcome of any of the foregoing variables in the development of a product candidate could mean a significant change in the costs and timing associated with the development of that product candidate. For example, if the FDA or other regulatory authority were to require us to conduct clinical trials beyond those that we currently anticipate, or if we experience significant delays in any of our clinical trials, we would be required to expend significant additional financial resources and time on the completion of clinical development.

General and Administrative Expense

        General and administrative expense consists primarily of salaries and other related costs for persons serving in our executive, finance, accounting, information technology, business development and human resource functions. Other types of general and administrative expense include facility-related costs not otherwise included in research and development expense and professional fees for services, such as accounting, legal and patent related expense.

        During the remainder of 2006, and thereafter, we expect our general and administrative expenses to increase substantially as we add personnel, including in our finance department, increase investor relations activities, obtain insurance coverage appropriate for a public company and become subject to public reporting obligations.

Interest Income, Interest Expense, and Other Income and Expense

        Interest income consists of interest earned on our cash and cash equivalents and short-term investments. Interest expense consists of interest incurred on debt financing, primarily a secured debt facility. Other income and expense consists primarily of foreign currency losses, accrued dividends and accretion of preferred stock held by investors in the Canadian joint venture, and a loss on the conversion of notes payable into shares of our common stock. We expect our interest expense to increase in future periods as a result of the $5.0 million that we borrowed under our secured debt facility in June 2006.

Redeemable Convertible Preferred Stock Dividends and Accretion

        Redeemable convertible preferred stock dividends and accretion consists of cumulative but undeclared dividends payable and accretion of the issuance costs, where applicable, on the series A, B, B-1, C and C-2 redeemable convertible preferred stock. The issuance costs on these shares were recorded as a reduction to the carrying value of the redeemable convertible preferred stock when issued, and are accreted to redeemable convertible preferred stock ratably by a charge to additional paid-in capital and if there was none, to deficit accumulated during the development stage, as we had no retained earnings. Upon the completion of this offering, the cumulative but unpaid dividends on the series A, B, B-1, C, C-1 and C-2 redeemable convertible preferred stock are payable in shares of common stock at the applicable conversion price as calculated for each series. Accordingly, upon completion of this offering, we expect that we will no longer record redeemable convertible preferred stock dividends and accretion on the series A, B, B-1, C and C-2 redeemable convertible preferred stock. As of June 30, 2006, the aggregate accumulated dividends payable on the series A, B, B-1, C and C-2 redeemable convertible preferred stock totaled $16.5 million. On a pro forma basis, assuming the exercise of the put right by our joint venture partners in ActivBiotics (Canada) Inc. for shares of series C-1 redeemable convertible preferred stock, the aggregate accumulated dividends payable on all outstanding redeemable convertible preferred stock would be $17.8 million as of June 30, 2006.

Critical Accounting Policies and Significant Judgments and Estimates

        This discussion and analysis of our financial condition and results of operations is based on our financial statements, which we have prepared in accordance with U.S. generally accepted accounting principles. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported expenses during the reporting periods. On an ongoing basis, we evaluate our estimates and judgments, including those described in greater detail below. We base our estimates on historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

        While a summary of our significant accounting policies is set forth in note 2 to our consolidated financial statements appearing at the end of this prospectus, we believe that the following accounting policies are the most critical to the judgments and estimates used in the preparation of our financial statements.

Accrued Expenses

        As part of the process of preparing financial statements, we are required to estimate accrued expenses. This process involves identifying services, which have been performed on our behalf, and estimating the level of service performed and the associated cost incurred for such service as of each balance sheet date in our financial statements. Given our current business, the two primary areas of uncertainty concerning accruals which could have a material effect on our business are with respect to our outside accounting, legal and other similar general and administrative expense, and service fees paid to contract manufacturers in conjunction with the production of clinical drug supplies and to contract research organizations in connection with our preclinical studies and clinical trials. In connection with all of the foregoing service fees, our estimates are most affected by our understanding of the status and timing of services provided. The majority of our service providers, other than contract research organizations, invoice us in arrears for services performed. In the event that we do not identify some costs which have begun to be incurred, or we under or over estimate the level of services performed or the costs of such services in a given period, our reported expenses for such period would be too low or too high. We would reflect the over or under accrual of expenses directly in our operations in the period the amount was determined.

        Our arrangements with contract research organizations often provide for payment prior to commencing the project or based upon predetermined milestones throughout the period during which services are expected to be performed. We recognize expense relating to these arrangements based on the various services provided over the estimated time to completion. The date on which services commence, the level of services performed on or before a given date, and the cost of such services are often determined based on subjective judgments. We make these judgments based upon the facts and circumstances known to us based on the terms of the contract or our ongoing monitoring of service performance. In 2005, we had arrangements with multiple contract research organizations whereby these organizations commit to performing clinical services for us over multiple reporting periods. We currently recognize and plan to continue to recognize the expenses associated with these arrangements based on our expectation of the timing of the performance of components under these arrangements by these organizations. Generally, these components consist of the costs of setting up the trial, monitoring the trial, closing the trial and preparing the resulting data.

        With respect to financial reporting periods presented in this prospectus, and based on our receipt of invoices from our third party providers, our actual costs have not differed materially from our estimated costs. In light of the foregoing, we do not believe our estimates of future expenses and our practice of making judgments concerning the accrual of expenses are reasonably likely to change in the future.

Valuation of In-Process Research and Development

        Purchase price allocation to in-process research and development represents the estimated fair value of research and development projects that are reasonably believed to have no alternative future use. The value we assigned to in-process research and development was based on an independent appraisal that estimated the net risk-adjusted cash flows from the relevant projects and discounted the net cash flows to their present value. The rate used in discounting the net cash flows for our purposes relating to the research and development projects we acquired from Metaphore Pharmaceuticals was 55%. This discount rate took into consideration the nature of the technology of the product, the stage of completion of the project, the complexity of the development effort, and the risks associated with reaching technological feasibility of the product, as well as overall trends in the industry. We based the forecasts used by us in valuing in-process research and development on assumptions we believed to be reasonable, but are inherently uncertain and unpredictable. Given the uncertainties of the development process, the in-process research and development projects that we identify may never reach either technological or commercial success.

Stock Based Compensation

        Prior to January 1, 2006, we accounted for employee stock options under our equity compensation plans under the intrinsic-value-based method of accounting prescribed by the recognition and measurement provisions of APB No. 25, Accounting for Stock Issued to Employees, and related interpretations as permitted by SFAS No. 123, Accounting for Stock-Based Compensation. Under this method, compensation expense is generally recorded on the date of grant only if the estimated fair value of the underlying stock exceeds the exercise price. Prior to this offering, there was no public market for our common stock. Given the absence of an active market for our common stock, our board of directors, with input from management and using both objective and subjective factors, determined the estimated fair value of our common stock on the dates of grant. The board exercised judgment in determining the estimated fair value of our common stock on the dates of grant based on several factors, including progress against regulatory, clinical and product development milestones, sales of common stock to outside investors, sales of redeemable convertible preferred stock and the related liquidation preference associated with such redeemable convertible preferred stock, and the likelihood of achieving a liquidity event, such as an initial public offering or sale of the company.

        For 2003, 2004 and 2005, subsequent to the dates on which options were granted, we determined the fair market value of our common stock on the relevant dates of grant for financial reporting purposes. In connection with making these determinations, in 2005 we considered retrospective valuation information with respect to the fair value of our common stock at various points in time during 2003, 2004 and 2005. Based primarily on the factors set forth above concerning the status of the business, the development of our products, and the potential and likelihood of achieving a liquidity event, and taking into consideration these retrospective valuations, as well as other factors, including contemporaneous arm's-length transactions relating to our common stock, for accounting purposes we determined to recognize employee compensation expense of $0.5 million for the year ended 2003, $0.3 million for the year ended 2004, and $0.6 million for the year ended 2005.

        During 2003, we granted stock options to employees to purchase an aggregate of 87,965 shares of common stock and during 2004 we granted stock options to employees to purchase an aggregate of 242,579 shares of common stock, in all cases at an exercise price of $2.00 per share. These grants occurred in January, April, July and October 2003, and January, April and November 2004. In 2002, we sold shares of our series A redeemable convertible preferred stock, and in April 2003 and January 2004 we sold shares of our series B redeemable convertible preferred stock, in each case to institutional investors at an issuance price of $20.00 per share. Based upon the issuance price of our redeemable convertible preferred stock, and the continued early stage of development of our product candidates, the board estimated the fair market value of our common stock to be $2.00 per share at each grant date during 2003 and 2004. In connection with preparing our financial statements for 2003 and 2004, we retrospectively determined that the estimated fair value of our common stock was $6.80 per share in 2003, $6.60 per share during most of 2004, and $3.20 in December 2004. We took into consideration the original issuance price of the redeemable convertible preferred stock, the aggregate liquidation preference and the other rights and privileges, including the right to participate with the common stock on an unlimited basis upon a liquidation or sale of the company, of our then outstanding redeemable convertible preferred stock, the continued high degree of uncertainty concerning our future prospects, and relevant economic and market conditions both generally and based upon the experience of our board members in the biopharmaceutical industry. In addition, during 2003 and 2004 all of our development programs were in their early stages, none of our current product candidates for the indications we are pursuing today existed at that time, and we achieved no significant development or regulatory milestones with respect to our product candidates. We had not sufficiently developed our products to consider likelihood of success, possible sale of the company, or probability of an initial public offering. Furthermore, we knew we needed significant additional funding to support continued development efforts and did not know if those funds would be available to us. In December 2004, we took into consideration the impact of the sales of shares of our series C redeemable convertible preferred stock which we sold at $10.28 per share, a considerably lower price than sales of our other series of redeemable convertible preferred stock in the past. At that time, many of our clinical and pre-clinical development activities were not providing a clear path to potential commercialization, thus leading to a lower total valuation of the business as a whole. Given the foregoing factors, and taking into consideration independent retrospective valuations of our common stock in June 2003, January 2004, and December 2004, we determined to recognize additional employee compensation expense for 2003 and 2004 based upon the foregoing and as stated above.

        During 2005, we granted stock options to employees to purchase an aggregate of 352,350 shares of common stock at an exercise price of $2.00 per share. These grants occurred in April and October 2005. In December 2004, we sold shares of our series C redeemable convertible preferred stock to institutional investors at an issuance price of $10.28 per share. Based upon this issuance price, and the continued early stage of development of our product candidates, the board estimated the fair market value of our common stock to be $2.00 per share at each grant date during 2005. In connection with preparing our financial statements for 2005, we retrospectively determined that the estimated fair value of our common stock was $4.60 per share in 2005. We took into consideration the original issuance price of the series C redeemable convertible preferred stock, the aggregate liquidation preference and the other rights and privileges, including the right to participate with the common stock on an unlimited basis upon a liquidation or sale of the company, of our series C redeemable convertible preferred stock, the continued high degree of uncertainty concerning our future prospects, and relevant economic and market conditions applicable to us. During 2005, we solidified our decision not to pursue the development of our product candidates in the area of non-gonococcal urethritis, but instead formulated our plans to concentrate on Rifalazil for the treatment of intermittent claudication associated with PAD. We had also, at this time, determined not to pursue the clinical trials relating to H. pylori due to the limited commercial opportunities. Accordingly, the retrospective determination of valuation of our business decreased from $6.60 per share during most of 2004 to $4.60 per share. We still had not sufficiently developed our products to consider likelihood of success, possible sale of the company or probability of an initial public offering, and we anticipated the continued need for significant additional funding. Given the foregoing factors, and taking into consideration an independent retrospective valuation of our common stock for December 2005, we recognized employee stock based compensation expense for 2005 based upon the foregoing and as stated above. While we have estimated the initial public offering price as set forth on the cover of this prospectus, we have made no equity compensation awards since October 2005, except related to the modification of a previously issued stock award to our former Vice President of Finance and Administration and Chief Financial Officer as discussed below, and thus we have not had to determine any employee stock based compensation charges related to issuances since that time.

        The valuation information considered by us to determine retrospective estimates of fair value of our common stock during 2005 factored in our series C redeemable convertible preferred stock and a discounted cash flow model based on the present value of our forecasted operating results. We based our revenue forecasts on our estimates of expected annual growth rates following the anticipated commercial launch of our product candidate Rifalazil. We based these estimated operating expenses on our internal operating plans, including our continued research and development activities for Rifalzil and other preclinical candidates, and our preparation and planned support for the commercialization of our lead product candidates. The assumptions underlying the estimates are consistent with our business plan. We assessed the risks associated with achieving our forecasts in selecting the appropriate discount rates, which were approximately 45% to 55%. We believe this range of discount to be reasonable and appropriate based upon our estimates of revenue, driven by assumed market growth rates, and estimated costs, which are consistent with the plans and estimates which we use to manage our business.

        We allocated the enterprise value to preferred and common shares based on a scenario analysis that incorporated our capital structure and the specific rights and preferences associated with our securities under various liquidity events, such as a sale of our company or an initial public offering, and estimates of the volatility of our equity securities. The plans of our board and management dictated the anticipated timing of the liquidity events used in the scenario analysis. Estimating the volatility of the share price of a privately held company is complex because there is no readily available market for the shares. We estimated the volatility of our stock using available information on the volatility of stocks of publicly traded companies comparable to us in the industry. Companies similar to us included other anti-bacterial companies, both in early and later stages relative to product approval and launch, and in the same or similar therapeutic areas. Using different estimates of volatility would have altered the allocations between preferred and common shares.

        We granted stock options to employees during the periods described in greater detail above at the exercise prices set forth below, and we estimated retroactively the fair value per share based on the factors also described above, as follows:

Grant Date	Number of Options Granted	Exercise Price	Retrospective Fair Value Estimate per Common Share
1/23/2003	13,135	$2.00	$6.80
4/30/2003	11,735	2.00	6.80
7/24/2003	40,560	2.00	6.80
10/23/2003	22,535	2.00	6.80

Total 2003	87,965

1/22/2004	207,042	2.00	6.60
4/29/2004	3,850	2.00	6.60
10/21/2004	31,687	2.00	3.20

Total 2004	242,579

4/28/2005	342,200	2.00	4.60
10/27/2005	10,150	2.00	4.60

Total 2005	352,350

        Effective January 1, 2006, we adopted SFAS No. 123(R), Share-Based Payment, which requires compensation costs related to share-based transactions, including employee stock options, to be recorded as a compensation cost in our consolidated statement of operations based on the fair value on the grant date estimated in accordance with the provisions of SFAS No. 123(R). SFAS No. 123(R) revises SFAS No. 123 and supersedes APB No. 25. We adopted SFAS No. 123(R) using the modified prospective method of transition. Under this transition method, compensation cost recognized in the six-month period ended June 30, 2006 includes (a) compensation costs for all nonvested share-based payments granted prior to January 1, 2006, based on the grant date fair value method estimated in accordance with the provisions of SFAS No. 123 adjusted for estimated forfeitures and (b) compensation cost for all share-based payments granted subsequent to January 1, 2006, based on the grant date fair value estimated in accordance with the provisions of SFAS No. 123(R).

        We did not grant any stock options during the six months ended June 30, 2006. Accordingly, we did not record any compensation expense for stock-based payments under the provisions of SFAS No. 123(R) with respect to employee stock options granted in the six months ended June 30, 2006. However, we modified a previously issued stock award to our former Vice President of Finance and Administration and Chief Financial Officer, which resulted in a charge of $44,000. We anticipate that for future periods we will determine and record compensation for stock-based payments utilizing the provisions of SFAS No. 123(R) prospectively for any new stock option grants or modifications to previously issued stock option grants after June 30, 2006. As a result of utilizing the fair value method in prior periods and our adoption of SFAS No. 123(R), in the six months ended June 30, 2006, we recognized a compensation expense of $0.5 million for the value of nonvested options granted prior to and outstanding as of January 1, 2006, adjusted for estimated forfeitures. As of June 30, 2006, the total amount of unrecognized stock-based compensation expense is $1.1 million and will be recognized over a period of 3.3 years.

        Upon adoption of SFAS No. 123(R), we elected to continue utilizing the Black-Scholes option pricing model as the most appropriate valuation method for determining the estimated fair value for stock-based awards. The fair value of stock option awards with service conditions is amortized on a straight-line basis over the requisite service periods of the awards, which is generally the vesting period.

Use of a valuation model requires management to make assumptions with respect to selected model inputs. For example, we will continue to calculate expected volatility based on a blended weighted average of historical information of public entities similar to us for which historical information was available. We will continue to use comparable public entity volatility information until our historical volatility information is sufficient to measure expected volatility for future option grants. We estimate the forfeiture rate based on historical data. Based on an analysis of historical forfeitures, we have applied an annual forfeiture rate of 7.55% to all options vesting in the six months ended June 30, 2006. This analysis will be re-evaluated quarterly and the forfeiture rate will be adjusted as necessary. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of the grant. The expected lives, net of forfeitures, for options granted represents the period of time that options granted are expected to be outstanding.

Results of operations

Six months ended June 30, 2006 compared to the six months ended June 30, 2005

        Research and Development Expense.    Research and development expense was $5.8 million for the six months ended June 30, 2006, a decrease of $0.7 million, or 10%, from $6.5 million for the six months ended June 30, 2005. The decrease was primarily attributable to $0.7 million in reduced personnel expenses and $0.5 million in reduced outside services expenses, in each case resulting from the reduction of our scientific research staff upon completing the discovery research efforts on our antibacterial library and $0.7 million in reduced formulation and clinical drug supply spending, offset by a $1.5 million increase in overall clinical spending for Rifalazil in connection with our ongoing PROVIDENCE-1 clinical trial of Rifalazil for intermittent claudication associated with PAD.

        General and Administrative Expense.    General and administrative expense was $3.6 million for the six months ended June 30, 2006, an increase of $1.3 million, or 57%, from $2.3 million for the six months ended June 30, 2005. The increase resulted primarily from costs associated with our acquisition of Metaphore Pharmaceuticals, which included a $0.2 million charge for exiting two existing facility leases, $0.2 million for patent related legal costs and $0.3 million for other operating costs. In addition, we had an increase of $0.6 million in professional fees and in salary and related costs as we added a position in corporate development in May 2005 and recognized additional stock-based compensation costs related to the adoption of SFAS No. 123(R) in the six months ended June 30, 2006.

        Interest Income.    Interest income was $261,000 for the six months ended June 30, 2006, an increase of $54,000, or 26%, from $207,000 for the six months ended June 30, 2005, due primarily to higher average cash balances.

        Redeemable Convertible Preferred Stock Dividends and Accretion.    Redeemable convertible preferred stock dividends and accretions were $4.0 million for the six months ended June 30, 2006, an increase of $1.6 million, or 64%, from $2.4 million for the six months ended June 30, 2005. This increase was due primarily to the issuance of our series C-2 redeemable convertible preferred stock in December 2005 in connection with our acquisition of Metaphore Pharmaceuticals. The series C-2 redeemable convertible preferred stock accrues dividends at a rate of 8% per year based on the applicable conversion price and is subject to redemption beginning in December 2010.

Year Ended December 31, 2005 Compared to Year Ended December 31, 2004

        Research and Development Expense.    Research and development expense was $10.7 million in 2005, a decrease of $0.7 million, or 6%, from $11.4 million in 2004. This decrease was attributable to $2.1 million reduction of our scientific research staff upon completing the discovery research efforts on our antibacterial library, and $0.9 million of reduced research expenses as we completed our research program for Rifalazil in 2004. This decrease was partially offset by $1.3 million in formulation and clinical drug supply spending and $0.9 million in other clinical trial spending.

        In-Process Research and Development Expense.    We incurred a non-cash charge of $7.4 million for in-process research and development we obtained through the acquisition of Metaphore Pharmaceuticals in December 2005. Through the acquisition, we obtained our SOD mimetic technology and library of compounds, including M40403.

        General and Administrative Expense.    General and administrative expense was $4.6 million in 2005, an increase of $0.8 million, or 20%, from $3.8 million in 2004. The increase was attributable primarily to a $0.7 million increase in salaries and other employee related expenses as we brought on a chief business officer and added a position in corporate development, and a $0.3 million increase for stock-based compensation expense for stock options granted in 2005. The increases were partially offset by a $0.2 million decrease in our spending for business development activities relating to Rifalazil.

        Interest Income, Interest Expense, and Other Income and Expense.    Interest income was $0.3 million in 2005, an increase of $0.2 million, or 230%, from $86,000 in 2004. The increase was due to a higher average investment balance stemming from $9.8 million in funds received from the sale of our series C redeemable convertible preferred stock in December 2004, and from the receipt of $10.0 million from the issuance of debentures in connection with the establishment of ActivBiotics (Canada) Inc., which debentures were cancelled in March 2005 in connection with the equity financing of ActivBiotics (Canada) Inc. Interest expense was $25,000 for 2005, a decrease from $55,000 in 2004, due to a decrease in the principal balance outstanding under our equipment facility from $0.6 million at December 31, 2004 to $0.3 million at December 31, 2005. Included in other income and expense were $0.9 million in 2005 due to accretion of preferred stock held by the investors in our Canadian joint venture that were issued in March 2005.

        Redeemable Convertible Preferred Stock Dividends and Accretion.    Redeemable convertible preferred stock dividends and accretion were $5.0 million in 2005, an increase of $1.2 million from $3.8 million in 2004, due to the issuance of the series C redeemable convertible preferred stock in December 2004. Our redeemable convertible preferred stock accrue dividends at a rate of 8% per year through the redemption dates that begin in December 2010.

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

        Research and Development Expense.    Research and development expense was $11.4 million in 2004, a decrease of $1.6 million, or 12% from $13.0 million in 2003. During 2004, we reduced internal drug discovery efforts and completed most of the preclinical testing of Rifalazil, which together accounted for a decrease in spending of $2.0 million. These decreases were offset in part by a $0.4 million increase in spending for clinical trials for Rifalazil, primarily from the use of contract research organizations in connection with a Phase II clinical trial in healthy volunteers with H. pylori infection.

        General and Administrative Expense.    General and administrative expense was $3.8 million in 2004, a decrease of $0.3 million, or 8%, from $4.1 million in 2003. The decrease was due primarily to $0.3 million in lower stock-based compensation and $0.4 million lower employee related expense, in each case relating to the departure of a former chief executive officer. This decrease was offset by $0.2 million of additional compensation to other employees, including our current chief executive officer, and $0.2 million in increased spending for market research activities.

        Interest Income, Interest Expense.    Interest income was $86,000 in 2004, a decrease of $25,000, or 23%, from $111,000 in 2003, due to lower average investment balances. Interest expense was $55,000 in 2004, from zero in 2003, due to our $1.0 million draw down on our equipment facility.

Liquidity and Capital Resources

Sources of Liquidity

        We have incurred significant operating losses since our incorporation in 1996. We have funded operations principally with $2.6 million of common stock financings, $62.2 million of proceeds from the sale of our redeemable convertible preferred stock and the sale of preferred stock in our Canadian joint venture to our Canadian joint venture partners, and $19.5 million of cash and cash equivalents which we acquired from Metaphore Pharmaceuticals. We also obtained capital through the incurrence of secured debt facilities, including $1.0 million in November 2003, which we repaid and terminated in June 2006, and $5.0 million in June 2006.

        As of June 30, 2006, we had cash and cash equivalents of $16.0 million and short-term investments of $5.5 million. We hold our cash primarily in money market accounts. We maintain cash balances with financial institutions in excess of insured limits; however, we do not anticipate any losses with respect to such cash balances.

Cash Flows

        The following table provides information regarding our cash flows and our capital expenditures for the years ended December 31, 2003, 2004 and 2005, and the six months ended June 30, 2005 and 2006.

	Years ended December 31,			Six months ended June 30,
	2003	2004	2005	2005	2006
	(in thousands)
Cash provided by (used in):
Operating activities	$(14,755)	$(15,988)	$(13,643)	$(7,047)	$(9,003)
Investing activities	(1,169)	(457)	13,527	(10,239)	387
Financing activities	14,017	32,619	(851)	(693)	4,588
Capital expenditures (included in investing activities above)	(1,169)	(457)	(230)	(39)	(37)

        Net cash used in operating activities was $13.6 million for 2005, which primarily reflects the net loss, offset in part by depreciation and changes in operating assets and liabilities. For 2005, net cash used also gave effect to non-cash charges of $7.4 million for in-process research and development expense, and $0.9 million of accretion of the preferred shares held by investors in our Canadian joint venture. Net cash used in operating activities was $16.0 million for 2004 and $14.8 million for 2003, which primarily reflects the net loss, offset in part by depreciation and changes in operating assets and liabilities. Net cash used in operating activities was $7.0 million and $9.0 million for the six months ended June 30, 2005, and June 30, 2006, which primarily reflects the net loss for those periods, offset in part by accretion of preferred stock of holders in the Canadian joint venture, depreciation and changes in operating assets and liabilities.

        Net cash provided by investing activities was $13.5 million for 2005 reflecting $19.1 million of net cash acquired in our acquisition of Metaphore Pharmaceuticals, primarily offset by $5.3 million in net purchases of short-term investments. Net cash used in investing activities was $0.5 million for 2004 and $1.2 million for 2003. Cash used in investing activities for 2004 and 2003 was primarily related to purchases of property and equipment. Net cash provided by investing activities was $0.4 million for the six months ended June 30, 2006, primarily due to proceeds from short-term investments and disposal of property and equipment. Net cash used in investing activities for the six months ended June 30, 2005 was $10.2 million, primarily due to purchases of short-term investments.

        Net cash used in financing activities was $0.9 million for 2005, primarily attributable to the issuance costs of $0.5 million of the preferred stock held by investors in our Canadian joint venture and

$0.3 million in repayment of our equipment facility. Net cash provided by financing activities was $32.6 million for 2004 primarily due to $10.0 million in net proceeds from the issuance of debentures in connection with the establishment of our Canadian joint venture and $23.0 million in net proceeds from the issuance of our series C redeemable convertible preferred stock and series B redeemable convertible preferred stock. Net cash provided by financing activities was $14.0 million for 2003 primarily due to $13.0 million in net proceeds from the issuance of our series B redeemable convertible preferred stock and $1.0 million from our equipment facility. Net cash used in financing activities was $0.7 million for the six months ended June 30, 2005 primarily due to costs for issuance of preferred shares to our joint venture partners and repayment of our notes payable and equipment facility. Net cash provided by financing activities was $4.6 million for the six months ended June 30, 2006 primarily due to $5.0 million we borrowed in June 2006 under our secured debt facility.

Funding Requirements

        We do not anticipate that we will generate product revenue for the next several years. We expect our continuing operating losses to result in increases in cash used in operations over the next several years. Our future capital requirements will depend on a number of factors including the progress and results of our clinical trials, the costs, timing and outcome of regulatory review of our product candidates, our revenues, if any, from successful development and commercialization of our products, the costs of commercialization activities, the scope, progress, results and costs of preclinical development, laboratory testing and clinical trials for other product candidates, the emergence of competing therapies and other market developments, the costs of preparing, filing and prosecuting patent applications and maintaining, enforcing and defending intellectual property rights, the extent to which we acquire or invest in other products and technologies, and our ability to establish collaborations and obtain milestone, royalty or other payments from any collaborators.

        We believe that the net proceeds from this offering, together with our existing cash and cash equivalents and short-term investments, will be sufficient to enable us to fund our operating expenses and capital expenditure requirements through the third quarter of 2008. We have based this estimate on assumptions that may prove to be incorrect; we could use our available capital resources sooner than we currently expect. Because of the numerous risks and uncertainties associated with the development and commercialization of our product candidates, we are unable to estimate the amounts of increased capital outlays and operating expenditures associated with our current and anticipated clinical trials.

        To the extent our capital resources are insufficient to meet our future capital requirements, we will need to finance our future cash needs through public or private equity offerings, debt financings, bank credit facilities, or corporate collaboration and licensing arrangements. The sale of debt securities, if convertible, could result in dilution to our stockholders. The incurrence of indebtedness would result in increased fixed obligations and could also result in covenants that would restrict our operations. Financing may not be available on acceptable terms, if at all, particularly as our ability to engage in further financing activities may also be limited by the covenants in our existing secured debt facility and by the pledging of all of our tangible assets to our lender under this facility. If adequate funds are not available, we may be required to terminate, significantly modify or delay our research and development programs, reduce our planned commercialization efforts, or obtain funds through collaborators that may require us to relinquish rights to product candidates that we might otherwise seek to develop or commercialize independently. We may elect to raise additional funds even before we need them if the conditions for raising capital are favorable. We do not currently have any commitments for future external funding.

Contractual Obligations

        The following table summarizes our significant contractual obligations and commercial commitments at December 31, 2005 (in thousands).

	Total	Less than 1 Year	1-3 Years	4-5 Years	More than 5 Years
Operating lease obligations	$2,091	$794	$1,297	$—	$—
Debt(1)	312	312	—	—	—

Total fixed contractual obligations	$2,403	$1,106	$1,297	$—	$—

(1)
Including scheduled interest payments

        The table above does not include any royalty obligations on product sales or contingent milestone payments which we may owe to third parties in connection with our product candidates. The maximum amount of milestone payments that we may be required to make under our material license agreements is $4,255,000. Some of the events that may trigger an obligation to make these payments include filing an NDA for the use of antibacterial drugs to treat atherosclerosis or Chlamydial granuloma and filing an NDA for Rifalazil for any indication under our license agreement with Kaneka Corporation.

        The table above does not include any of our redeemable convertible preferred stock or the preferred stock of holders in joint venture whose totals were $87.4 million and $10.8 million, respectively, at June 30, 2006.

        We have entered into agreements with clinical research organizations and other outside contractors who will be partially responsible for conducting and monitoring our clinical trials for Rifalazil. These contractual obligations are not reflected in the table above because we may terminate them on short notice and without material penalty.

        In June 2006, we borrowed $5.0 million from a private institutional lender. The loan bears interest at an annual rate of 12.66% and has a term of 42 months. For the first 18 months, we are required to pay interest only. After that time, we are required to pay principal plus interest. The loan is secured by all of our tangible assets. Under the loan, we are prohibited from paying cash dividends on our common and preferred stock, purchasing or redeeming our outstanding common and preferred stock, or making any distribution of assets to the holders of our common and preferred stock. We may repay the loan in advance of maturity for penalties starting at 4% in the first year, 3% in the second year, and 1% thereafter. In connection with the loan, we issued warrants to purchase 44,277 shares of our series C-2 redeemable convertible preferred stock at a purchase price of $9.034 per share. The warrants have a term of ten years from the date of issuance or five years from an initial public offering of our common stock. The warrants also have registration rights.

        In November 2003, we entered into a $1.0 million loan agreement with a commercial bank. We paid the remaining balance and terminated the agreement in June 2006.

Quantitative and Qualitative Disclosures About Market Risk

        The primary objective of our investment activities is to preserve our capital to fund operations. We also seek to maximize income from our investments without assuming significant risk. To achieve our objectives, we maintain a portfolio of cash equivalents and investments in a variety of securities of high credit quality. As of June 30, 2006, we had cash and cash equivalents and short term investments of $21.5 million. A portion of our investments may be subject to interest rate risk and could fall in value if market interest rates increase. However, because our investments are short-term in duration, we believe that our exposure to interest rate risk is not significant and a 1% movement in market interest rates would not have a significant impact on the total value of our portfolio. We actively monitor changes in interest rates.

        We are subject to risk from changes in the foreign currency exchange rate between the U.S. dollar and the Canadian dollar. Although we believe ActivBiotics (Canada) Inc. will have completely depleted its cash during 2007 under the cost sharing agreement with us, we plan to evaluate currency risks and we may enter into foreign exchange contracts from time-to-time to mitigate foreign currency exposure.

        We are not subject to interest rate risk in connection with our $5.0 million secured loan because the rate of interest is fixed for the term of the loan.

Recent Accounting Pronouncements

        In December 2004, the FASB issued SFAS No. 123(R), Share-Based Payments, which is a revision of SFAS No. 123. SFAS No. 123(R) supersedes APB Opinion No. 25 and amends SFAS No. 95, Statement of Cash Flows. Generally, the approach in SFAS No. 123(R) is similar to the approach described in SFAS No. 123. However, SFAS No. 123(R) requires all shared-based payments to employees or directors, including grants of employee and director stock options, to be recognized as an expense on our statement of operations based on their fair values. Pro forma disclosure is no longer an alternative. We adopted SFAS No. 123(R) using the modified prospective method of transition on January 1, 2006. As previously noted, we accounted for share-based payments to employees issued prior to December 31, 2005 using the intrinsic value method under APB Opinion No. 25 and, as such, generally recognized compensation cost for employee stock options issued at below fair market value. The adoption of the fair value method under SFAS No. 123(R) will have a significant impact on our results of operations, although it will have no impact on our overall financial position. The future impact of the adoption of SFAS No. 123(R) cannot be predicted at this time because it will depend on levels of share-based payments granted in the future. However, the impact of the adoption of SFAS No. 123(R) for the six months ended June 30, 2006 resulted in the recognition of $0.2 million in additional compensation expense versus what would have been recognized under the provision of APB Opinion No. 25. Had we adopted SFAS No. 123(R) in prior periods, the impact of that standard would have approximated the impact of SFAS No. 123 as described in the disclosure of pro forma net loss and loss per share in Note 2 of the consolidated financial statements.

        In June 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections, or SFAS 154, a replacement of APB No. 20, Accounting Changes, and SFAS No. 3, Reporting Accounting Changes in Interim Financial Statements. SFAS 154 applies to all voluntary changes in accounting principle, and changes the accounting for, and reporting of, a change in accounting principle. SFAS 154 requires retrospective application to prior periods' financial statements of a voluntary change in accounting principle unless it is impracticable to do so. APB Opinion No. 20 previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. SFAS 154 carries forward many provisions of APB Opinion No. 20 without change, including the provisions related to the reporting of a change in accounting estimate, a change in the reporting entity, and the correction of an error. SFAS 154 does not change the transition provisions of any existing account pronouncements, including those that are in a transition phase as of the effective date of the statement. We adopted the provisions of SFAS 154 on January 1, 2006, and the adoption of the new standard did not have a material impact on our consolidated financial position or consolidated results of operations.

        In June 2005, the FASB issued FSP 150-5. The FSP 150-5 clarifies that freestanding warrants and similar instruments on shares that are redeemable should be accounted for as liabilities under SFAS 150, regardless of the timing of the redemption feature or price, even though the underlying shares may be classified as permanent or temporary equity. The FSP was effective for the first reporting period beginning after June 30, 2005. We adopted FSP 150-5 in 2005 and the impact was not material to our consolidated financial position or consolidated statement of operations.

        In July 2006, the FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes — an interpretation of FAS 109. This interpretation clarifies the accounting for uncertainty in income taxes recognized in a company's financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes. This interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken in a tax return. It also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Interpretation No. 48 is effective for fiscal years beginning after December 15, 2006. Earlier application is encouraged if we have not yet issued financial statements, including interim financial statements, in the period in which Interpretation No. 48 is adopted. We are currently evaluating the impact the adoption of this interpretation will have on our consolidated results of operations and financial position.

BUSINESS

Overview

        We are a biopharmaceutical company focused on the discovery, development and commercialization of therapies for the treatment of inflammatory diseases and bacterial infections. Our lead product candidate, Rifalazil, is a proprietary, orally administered anti-bacterial agent, which is in a Phase III clinical trial for the treatment of intermittent claudication associated with PAD. PAD is a result of atherosclerosis of the arteries located in the lower extremities. Intermittent claudication is pain, cramping or fatigue in the lower extremities brought on by exertion or walking, and is the most common symptom of PAD. The FDA granted us Fast Track designation for the development of Rifalazil in this indication based on the unmet medical need, and the lack of FDA-approved treatments for PAD that target bacterial contributors to disease progression. Our second product candidate, M40403, is a proprietary small molecule that is designed to mimic the function of a naturally occurring enzyme that plays a role in several inflammatory disease states. We plan to initiate a Phase II clinical trial of M40403 for the management of post-operative ileus, or POI, which is the temporary impairment of bowel function following surgery. We currently hold worldwide commercial rights to all of our product candidates.

        Our Phase III clinical trial of Rifalazil is a double-blind, randomized, placebo-controlled trial called PROVIDENCE-1. We designed this trial to study the effect of Rifalazil in the treatment of intermittent claudication associated with PAD in patients who have high levels of antibodies to Chlamydia pneumoniae, or C. pneumoniae, which occurs in approximately 50 to 80% of patients with PAD. Infection with C. pneumoniae bacteria is known to cause acute respiratory disease. Laboratory, epidemiological and clinical studies suggest that infection of the peripheral arteries by C. pneumoniae may accelerate progression of PAD and atherosclerosis. Rifalazil has demonstrated a high level of potency against multiple strains of Chlamydia in preclinical testing and against a Chlamydia species that is virtually identical genetically to C. pneumoniae in a Phase II clinical trial in an indication other than PAD. We have completed our planned enrollment of approximately 274 patients in PROVIDENCE-1. We plan to announce key efficacy and safety data in the third quarter of 2007. We also plan to initiate a separate Phase II clinical trial of Rifalazil, called RESTORE-IT, in late 2006 for the treatment of atherosclerosis of the carotid arteries, which are the major arteries of the head and neck.

        We plan to initiate a Phase II clinical trial of M40403 for the management of POI by the end of 2006. POI is one of the most common causes of prolonged hospital stay. Common symptoms associated with POI include abdominal bloating, pain, nausea and vomiting, inability to pass stools and inability to tolerate solid food. Superoxide is a reactive, toxic form of oxygen that is produced in the human body to help the immune system kill invading microorganisms such as bacteria. In the healthy state, a set of naturally occurring enzymes called superoxide dismutases, or SODs, tightly regulate levels of superoxide. In acute and chronic inflammation, superoxide levels rise at such a rate that SODs are unable to remove them, resulting in further inflammation and tissue damage. Based on preclinical tests, we believe M40403 may be able to supplement the activity of SODs to provide therapeutic benefit in several inflammatory disease conditions, including POI, by mimicking the function of naturally occurring SOD enzymes and degrading superoxide. To date, M40403 has been evaluated in approximately 700 subjects or patients in clinical trials in indications other than POI, with no serious drug related adverse events reported. We plan to announce key efficacy and safety data from our Phase II clinical trial of M40403 in the management of POI in the second half of 2007.

        We continue to focus our efforts on identifying product candidates for the treatment of inflammatory diseases and bacterial infections from our proprietary antibacterial and SOD mimetic libraries. We believe that our drug discovery capabilities and extensive compound libraries will allow us to further expand our product portfolio, providing us with growth potential and reducing our reliance on the success of any single drug candidate. For example, we are developing ABI-0043, a preclinical product candidate from our antibacterial library, for the treatment of diseases associated with Gram-positive bacteria, such as Staphylococcus aureus, which is a bacterium that can cause illnesses ranging from skin infections and abscesses to life-threatening diseases, such as pneumonia, meningitis and toxic shock syndrome.

Our Strategy

        Our goal is to become a leading biopharmaceutical company focused on the treatment of inflammatory diseases and bacterial infections. Key elements of our strategy are to:

  •
  Complete clinical development of and commercialize our lead product candidate, Rifalazil, for the treatment of intermittent claudication associated with PAD. We have enrolled approximately 274 patients in a Phase III clinical trial of Rifalazil for the treatment of intermittent claudication associated with PAD. If successful, we believe that this clinical trial will qualify as one of two efficacy trials required for the filing of a new drug application, or NDA, for Rifalazil in this indication. We completed enrollment in this trial and expect to announce key efficacy and safety data in the third quarter of 2007. We intend to seek regulatory approval for Rifalazil in key markets throughout the world, including the United States, Europe and Japan.

  •
  Maximize the value of Rifalazil through clinical development in other vascular indications. The next step in our overall development program for Rifalazil is to conduct a Phase II clinical trial to investigate its effect on carotid artery atherosclerosis. We plan to initiate such a trial by the end of 2006 and to announce key efficacy and safety data in the second half of 2007.

  •
  Advance the development of our second clinical stage product candidate, M40403, for the management of POI and other selected inflammatory conditions. We plan to initiate a Phase II clinical trial of M40403 for the management of POI by the end of 2006 and to announce key efficacy and safety data in the second half of 2007. In addition, we intend to conduct preclinical studies to further evaluate M40403 for the potential treatment of other inflammatory diseases.

  •
  Build and advance our product pipeline. Based on our understanding of inflammation and infectious disease, we are working to identify additional drug candidates from our antibacterial and SOD mimetic libraries. For example, we have identified and are developing ABI-0043 for the treatment of complicated skin and skin structure infections. In addition, we are seeking to enhance our pipeline through in-licensing and acquisition opportunities.

  •
  Develop specialty sales and marketing capabilities. We intend to develop a direct sales force in the United States focused initially on physicians who specialize in treating PAD patients. We believe we can access this physician community with a relatively small internal sales organization. To maximize the commercial success of our drugs, we may supplement our internal sales capabilities by selectively entering into marketing alliances, including co-promotion arrangements, with contract sales organizations and pharmaceutical companies that have an infrastructure which provides greater access to our target markets, including primary care providers and markets outside of the United States.

  •
  Establish strategic collaborations with leading pharmaceutical and biotechnology companies. We plan to selectively enter into collaborations with leading pharmaceutical and biotechnology companies to assist us in advancing our drug discovery and development programs. We expect that these alliances may provide us with access to additional research, development and commercialization capabilities as well as additional financial resources.

Our Product Candidates

        The following chart summarizes key information about our most advanced product candidates. We retain worldwide commercialization rights to all of our product candidates.

Product Candidate	Indication	Development Stage	Current Status	Upcoming Milestones
Rifalazil	Intermittent claudication associated with peripheral arterial disease	Phase III	Enrollment completed in first efficacy trial	Announce key efficacy and safety data in the third quarter of 2007
Rifalazil	Carotid artery atherosclerosis	Phase II	Protocol submitted to FDA	Announce key efficacy and safety data in the second half of 2007
M40403	Post-operative ileus	Phase II	Protocol submitted to FDA	Announce key efficacy and safety data in the second half of 2007
ABI-0043	Complicated skin and skin structure infections	Preclinical	Planning IND-enabling studies	Complete IND-enabling studies

We may not meet any of the above milestones in a timely manner or at all.

Rifalazil

        Rifalazil is a proprietary, orally administered antibacterial agent which is in a Phase III clinical trial for the treatment of intermittent claudication associated with PAD. We filed an IND for Rifalazil for the treatment of intermittent claudication associated with PAD on August 3, 2005. The FDA granted us Fast Track designation for the development of Rifalazil for this indication based on the significant unmet medical need. We have completed enrollment in this trial and expect to announce key efficacy and safety data in the third quarter of 2007.

PROVIDENCE-1

        Our ongoing Phase III clinical trial of Rifalazil is called PROVIDENCE-1, or the Prospective evaluation of Rifalazil effect On Vascular symptoms of Intermittent clauDication and other ENdpoints in Chlamydia sEropositive patients. PROVIDENCE-1 is a double-blind, randomized, placebo-controlled, international clinical trial designed to study the effect of Rifalazil in treating intermittent claudication associated with PAD in patients with high levels of antibodies to C. pneumoniae. The presence of antibodies indicates prior exposure to C. pneumoniae.

        We began dosing patients in PROVIDENCE-1 in December 2005 and have completed our planned enrollment of approximately 274 patients in this trial. In this clinical trial, we are studying the effect of Rifalazil in male and female patients who:

  •
  have been diagnosed with PAD;

  •
  have, and display signs of, intermittent claudication with pain-limited walking when exercising on a treadmill; and

  •
  have high levels of antibodies to C. pneumoniae.

        We are conducting this clinical trial at approximately 50 sites located in the United States, Russia and Brazil. Patients are randomly divided into two groups of approximately equivalent size, one of which is receiving 25 mg of Rifalazil once a week for eight consecutive weeks and the other of which is receiving placebo.

        For each patient in the trial, we are obtaining efficacy and safety data at baseline and at various times following initiation of treatment, including:

  •
  peak walking time, the maximum time a patient can walk on a standardized elevating treadmill until pain becomes too severe to continue, at 90, 180 and 360 days;

  •
  claudication onset time, the elapsed time from initiating walking on the treadmill until the first symptoms of pain occur, at 90, 180 and 360 days;

  •
  standardized functional assessments based on questionnaires completed by the patients at 90, 180 and 360 days;

  •
  resting ankle brachial index, or ABI, which is the ratio of blood pressure in the arm compared to the leg, at 180 and 360 days;

  •
  time to surgical or invasive vascular intervention or amputation within 360 days;

  •
  time to any occurrence of death due to vascular disease, non-fatal heart attack, non-fatal stroke, surgical or invasive vascular procedure, or readmission to a hospital for vascular-atherosclerotic related complications; and

  •
  overall safety on an ongoing basis, including the incidence, severity and type of adverse events, clinically significant changes or abnormalities in physical examination findings, vital signs, and clinical laboratory results, assessed at 30, 60, 90, 180 and 360 days.

        The primary efficacy endpoint of PROVIDENCE-1 is the difference in the mean change from baseline to 180 days in peak walking time between the Rifalazil and placebo groups. The study is designed with 90% power to detect a 25% improvement between the Rifalazil and placebo groups. This means that we are enrolling a sufficient number of patients such that there is a 90% likelihood that we will be able to detect such an improvement between the two groups. Secondary efficacy endpoints include:

  •
  the difference in the mean change from baseline to 90 days and 360 days in peak walking time between the Rifalazil and placebo groups;

  •
  the difference in the mean change from baseline to 90 days, 180 days and 360 days in claudication onset times between the Rifalazil and placebo groups; and

  •
  the difference from baseline to 90 days, 180 days and 360 days in responses to health outcomes questionnaires between the Rifalazil and placebo groups.

        If we successfully complete PROVIDENCE-1, we plan to conduct a second Phase III efficacy trial prior to submitting our NDA for Rifalazil. We expect that this second Phase III trial will have substantially the same design as the PROVIDENCE-1 trial. In addition, we expect to complete supplemental safety studies prior to submitting an NDA.

Background on Atherosclerosis and Peripheral Arterial Disease

        Atherosclerosis, or the narrowing and hardening of the arteries, is a disease that commonly presents with symptoms in people 50 years of age or older. Two processes occur simultaneously in atherosclerosis: the thickening of the two innermost layers of the arterial wall and the formation and buildup of plaque, which is comprised of fat, cholesterol and fibrous tissue. Plaque can protrude into the artery causing a narrowing referred to as stenosis, or it can break off and obstruct smaller arteries. Soft plaque is considered the active inflammatory component of plaque. Elevated levels of cholesterol, high blood pressure, cigarette smoke, diabetes and family history are traditional risk factors associated with atherosclerosis. Atherosclerosis can affect any artery and most commonly occurs in peripheral, coronary, carotid, cerebrovascular and renal arteries. Atherosclerosis and its complications lead to half of all adult deaths in the United States and other western societies.

        Atherosclerosis is a disease that can affect the entire vasculature but leads to different clinical consequences depending on the affected arterial system. Coronary arterial disease produces cardiac morbidity, cerebrovascular disease produces stroke and other resulting neurological conditions, and obstructive plaque caused by peripheral arterial disease produces symptoms in the lower extremities. According to an article published in The Journal of the American Geriatrics Society, 26 to 68% of patients diagnosed with disease in one arterial system have unrecognized significant disease in another arterial system.

        PAD is primarily due to atherosclerosis of the arteries located in the lower extremities, which reduces the capacity of these arteries to deliver oxygen rich blood to the muscles of the legs and feet. This disease is associated with an increased risk of cardiovascular morbidity and mortality and is largely undiagnosed.

        Intermittent claudication is pain, cramping or fatigue in the lower extremities brought on by exertion or walking, typically abating with rest, and is the result of a lack of sufficient blood supply to the muscles of the lower extremities. Intermittent claudication results not only from the physical restriction of blood flow caused by arterial narrowing, but also from metabolic changes in the inner arterial wall that impair the ability of arteries to dilate when needed. Although the location of the resulting pain from cramping or fatigue depends on the location of the clogged or narrowed arteries, calf pain is most common. The severity of claudication varies widely, and pain from this condition can range from mildly bothersome to debilitating.

        PAD can progress to a more advanced state in which the patient experiences pain and insufficient blood flow even at rest. In its most advanced state, PAD may result in critical limb ischemia, a condition in which plaque blocks the arteries so severely that they cannot deliver enough oxygenated blood to the limb to keep tissue alive. Critical limb ischemia can lead to large non-healing ulcers, infections, gangrene, limb amputation or death.

Peripheral Arterial Disease Market Opportunity

        PAD affects between eight and 12 million people in the United States according to an article published in the Journal of the American Medical Association. Other published articles indicate that approximately 30 to 40% of all people in the United States with PAD experience intermittent claudication associated with PAD, and PAD becomes more common with age, affecting 12 to 20% of Americans over 65. We believe that the aging of the population and the increase in diabetes and obesity in the United States will result in an increasing incidence of PAD. The Sage Marketing Group, an independent market research organization, predicts that the number of persons affected with PAD in the United States will increase to 22 million by 2020. The Sage Marketing Group also estimated that the potential U.S. market for claudication therapies in 2000 was $2.6 billion.

        The significant morbidity and costs associated with PAD have recently prompted medical associations to highlight the risk factors, symptoms and treatment options for PAD through journal publications and online medical communities. Pharmaceutical companies and the Vascular Disease Foundation have been enhancing awareness of PAD through consumer advertising and publications in popular press. We believe increased awareness by physicians and patients will lead to increased screening for PAD, which may further increase the market for PAD therapies.

Limitations of Current Treatments for PAD

        Treatment for people with PAD depends largely on the severity of the disease at the time of diagnosis, as well as the anatomy of the obstructive plaque build-up, or lesion, in the inner arterial wall.

Treatment options include lifestyle modification, drug therapies and interventional approaches, either alone or in combination.

        Lifestyle modifications include smoking cessation, control of diabetes, control of blood pressure, regular and supervised exercise, and a diet low in saturated fats and cholesterol. Lifestyle modifications, particularly exercise, can be effective but are frequently difficult to achieve because of poor patient compliance.

        There are two FDA-approved drug therapies indicated for the treatment of intermittent claudication associated with PAD. Both of these drugs have significant limitations that have prevented widespread adoption. The most commonly used drug is cilostazol, a generic drug originally developed as Pletal by Otsuka Pharmaceuticals, which improves painless walking distance. However, cilostazol is contraindicated for patients with congestive heart failure, which we believe significantly limits the ability of physicians to prescribe this drug for patients with PAD. The other drug is pentoxifylline, a generic drug originally developed as Trental by Hoechst Marion Roussel Pharmaceuticals, which demonstrated modest improvements in patients with intermittent claudication associated with PAD in clinical trials.

        Physicians frequently recommend interventional or surgical procedures. Although these procedures have a high initial success rate, they carry a risk of serious complications, are costly and provide limited long-term restoration of blood flow.

The Association of Chlamydia and PAD

        As the understanding of disease causation has improved, some chronic conditions previously thought of as non-infectious are now thought to be due, at least in part, to persistent bacterial infections and associated inflammation. In particular, there is increasing evidence suggesting that vascular infection by C. pneumoniae, a particular species of the Chlamydia family of bacteria, may contribute to the development of symptoms and vascular pathology of atherosclerosis.

        Two species of Chlamydia, C. pneumoniae and C. trachomatis, are well known human pathogens. Pulmonary infection with C. pneumoniae is an important cause of community-acquired bacterial pneumonia. Exposure to C. pneumoniae occurs in virtually everyone at some time in his or her lifetime. C. trachomatis is a sexually-transmitted species of Chlamydia which causes a number of genitourinary complications. Although C. pneumoniae and C. trachomatis are different species within the same family, they are virtually identical genetically. Therefore, an antibacterial agent that is active against one of these species of Chlamydia is likely to be active against the other species.

        Several laboratory and epidemiological studies and clinical trials have highlighted the role of C. pneumoniae in the pathology of PAD, including the studies and trials below.

Laboratory Studies

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  In in vitro studies, C. pneumoniae infected multiple cell types involved in the development of atherosclerotic plaque. In these in vitro studies, C. pneumoniae infection resulted in a multitude of effects which contribute to the progression of atherosclerotic disease.

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  In animal models, infection with C. pneumoniae exacerbated the development of atherosclerotic lesions. This effect appeared to be specific to C. pneumoniae infection.

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  In analytical studies of vascular tissue obtained from human cadavers, C. pneumoniae was frequently found in atherosclerotic lesions. In contrast, C. pneumoniae was less frequently found in the adjacent normal vascular tissue or in the vascular tissue of people without atherosclerosis.

Epidemiological Studies

        In recent epidemiological studies, the following observations were made:

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  In multiple studies, approximately 50 to 80% of PAD patients demonstrated high levels of antibodies to C. pneumoniae.

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  In several of the 43 studies analyzed in a 2005 review published in Thrombosis and Haemostasis, patients with high antibody levels to C. pneumoniae were found to have a significantly increased risk of developing PAD in comparison with patients with lower or absent antibody levels.

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  In a 2005 article published in the European Journal of Vascular and Endovascular Surgery, patients with high levels of antibodies to C. pneumoniae had an increased risk for the progression of PAD in comparison with patients with lower or absent antibody levels.

Clinical Trials

        The results of clinical trials conducted by third parties further support the role of C. pneumoniae in PAD progression and treatment:

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  In a randomized, placebo-controlled clinical trial in 40 male PAD patients with high levels of antibodies to C. pneumoniae, patients were treated for 28 consecutive days with either roxithromycin or a placebo and followed for 2.7 years. Roxithromycin is an anti-Chlamydial antibiotic not approved in the United States and marketed only outside of the United States. In this trial, patients in the roxithromycin group had fewer subsequent revascularizations and better painless walking distance at the end of the 2.7 year evaluation period compared to the placebo group. In addition, at six months, the roxithromycin group showed a regression in soft plaque size, as measured by ultrasound, compared to the placebo group. All of these results were statistically significant. After following the patients in this clinical trial for an additional 1.3 years, while there was a trend in favor of the roxithromycin group, the differences observed between the roxithromycin group and the placebo group in painless walking distance and number of subsequent revascularizations were not statistically significant.

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  In a randomized, placebo-controlled clinical trial in a total of 272 patients with a history of stroke or transient ischemic attack, 125 patients were found to have high levels of antibodies to C. pneumoniae. These 125 patients were treated for 30 consecutive days with either roxithromycin or a placebo and followed for four years. The primary endpoint of the trial was the incremental thickening of the carotid arterial wall measured annually by ultrasound. Carotid arterial wall thickening is a known risk factor for cardiovascular and cerebrovascular events. In this trial, carotid arterial wall thickening progressed at a slower annual rate in the roxithromycin group as compared to the placebo group at both one and two years following treatment. These results were statistically significant. While at the end of three years there was a trend in favor of the roxithromycin group, at the end of each of three years and four years, the difference in the annual carotid arterial wall thickening rate between the two groups was not statistically significant.

        We believe that the changes observed in these two studies over time suggest that reduced progression of atherosclerosis in antibiotic treated patients may not be a permanent effect and that re-treatment may be required to sustain benefit.

Prior Antibacterial Trials in Coronary Arterial Disease

        The role of C. pneumoniae in vascular disease and atherosclerosis was first studied clinically in patients with coronary arterial disease, or CAD, since this is the largest atherosclerotic disease population. Major pharmaceutical companies conducted multi-center prospective randomized trials in

CAD patients, the largest of which were the WIZARD, ACES and PROVE IT-TIMI 22 clinical trials. These trials measured the effect of treatment with approved anti-Chlamydial antibiotics on the combined incidence of subsequent major adverse cardiovascular events over a period of one to four years with overall negative results. An editorial in the New England Journal of Medicine in February 2005 concluded that although these studies did not support the use of currently marketed antibacterials in CAD, the use of novel antibiotics with more potent bactericidal activity against intracellular microbes might result in positive outcomes.

        We believe that using Rifalazil for intermittent claudication associated with PAD may lead to different outcomes from those experienced with the use of other antibiotics in these CAD trials for a number of reasons:

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  The endpoints measured in the CAD trials may have been inappropriate. There is little evidence that C. pneumoniae infection induces or accelerates thrombosis, vasospasm or plaque rupture, which are the major causes of the coronary events measured in these studies. Because infection with C. pneumoniae caused stenosis in animal models, we believe that intermittent claudication associated with PAD, which is a manifestation of reduced blood flow, is an appropriate clinical endpoint by which to assess the benefits of anti-Chlamydial therapies in patients with vascular disease.

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  Coronary and peripheral artery walls respond differently to atherosclerosis. Coronary arteries tend to preserve their internal diameters by the remodeling of their inner arterial wall in the face of atherosclerotic plaque growth. The same is true, only to a much lesser extent, in peripheral arteries. As a result, C. pneumoniae infection may accelerate atherosclerosis in the coronary arteries with little discernable effect on blood flow delivery. In contrast, C. pneumoniae infection in the peripheral arteries may cause stenosis and reduce blood flow delivery.

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  C. pneumoniae is more frequently found in diseased peripheral arteries than diseased coronary arteries.

The Rationale for Rifalazil in the Treatment of Intermittent Claudication Associated with PAD

        We are developing Rifalazil as a treatment for intermittent claudication associated with PAD based upon the laboratory, epidemiological and clinical evidence which suggests that C. pneumoniae may contribute to the progression of PAD. Rifalazil is a proprietary orally-administered antibacterial agent which demonstrated a high level of potency against Chlamydia in preclinical testing and against C. trachomatis in a previous Phase II clinical trial in another indication. In addition, there is significant safety data for Rifalazil, which has been administered to approximately 500 participants in several clinical trials for other indications.

Preclinical Studies of Rifalazil

        We and a number of third parties have conducted extensive preclinical testing of Rifalazil.

        Mechanism of Action.    In preclinical testing, Rifalazil potently inhibited bacterial RNA polymerase, an enzyme that makes RNA from DNA and is essential to all bacterial species for growth, reproduction and survival. In these tests, Rifalazil selectively inhibited bacterial RNA polymerase and had no detectable effect on mammalian RNA polymerase. By inhibiting RNA polymerase, Rifalazil was bactericidal, or kills bacterial cells. In contrast, many other anti-Chlamydial agents are bacteriostatic, meaning that they prevent Chlamydia from reproducing, but do not actively kill the organism.

        Potency.    In bacterial cell cultures, Rifalazil was highly potent against multiple species of Chlamydia. A concentration of as little as 0.00025 micrograms per milliliter of Rifalazil inhibits or kills 90% of C. pneumonia and C. trachomatis clinical isolates, which is defined as the minimal inhibitory concentration 90%, or MIC90. Also in bacterial cell cultures, Rifalazil was approximately 500 times more potent against C. pneumoniae or C. trachomatis than azithromycin, and approximately 2,000 times more potent against C. pneumoniae and C. trachomatis than roxithromycin. In cell culture studies, Rifalazil exhibited antimicrobial activity against all stages of the Chlamydia life cycle.

        Other Attributes.    Based on our preclinical testing, we believe that Rifalazil also has a number of other attractive pharmaceutical attributes, including the following:

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  In in vitro tests, Rifalazil did not induce or inhibit enzymes of the P450 metabolic system, which are used by the body to metabolize and eliminate many drugs. This suggests that Rifalazil may have limited interactions with other drugs.

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  In cell culture, Rifalazil retained significant antimicrobial activity against all antibiotic resistant strains of Chlamydia tested by us.

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  In cell culture and animal studies, Rifalazil demonstrated high cellular and tissue uptake and distributed widely to all tissues.

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  In a rabbit model, C. pneumoniae infection resulted in accelerated atherosclerosis and stenosis. Rifalazil treated infected rabbits exhibited reduced arterial wall plaque build-up and stenosis compared with untreated infected rabbits.

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  In the same rabbit model, Rifalazil treated infected rabbits exhibited a significant reduction in C. pneumoniae levels detected in atherosclerotic plaque compared with placebo treated infected rabbits.

Safety Data from Earlier Rifalazil Clinical Trials

        We and third parties have conducted a total of 14 Phase I and Phase II clinical trials in which Rifalazil was administered to approximately 500 subjects for the purpose of evaluating the safety and efficacy of Rifalazil in other indications. In these trials, Rifalazil was generally well tolerated at single or cumulative doses ranging from 2.5 mg to 300 mg at various dosing schedules. The most common adverse events associated with Rifalazil were headache, muscle pain, back pain, dizziness and fever. We believe that patients may develop a tolerance to these effects based in part on the results of a Phase I clinical trial in which patients received a weekly dose of 25 mg or 50 mg of Rifalazil over a four week dosing period.

        In several Phase I clinical trials, Rifalazil demonstrated a long half-life, or plasma residence time, supporting the potential appropriateness of once-a-week dosing. In addition, in one Phase I clinical trial designed to evaluate the potential for drug-drug interactions, Rifalazil did not induce or inhibit a key enzyme of the P450 metabolic system.

Phase II Clinical Trial of Rifalazil for Non-Gonococcal Urethritis

        We completed a Phase II multicenter, prospective, double-blind, randomized clinical trial of Rifalazil in 170 male patients diagnosed with non-gonococcal urethritis, or NGU, which is inflammation of the tube that connects the urinary bladder to the outside of the body. C. trachomatis is one of the principal causes of NGU and was detected in 73 of the patients in this study. Patients in our study were randomized into one of four treatment groups receiving a single oral dose of 2.5 mg, 12.5 mg or 25 mg of Rifalazil or one gram of azithromycin, the approved dose of azithromycin which is a commonly used standard of care for treating C. trachomatis  infections in the United States. The endpoints of the study were clinical cure, or the resolution of signs and symptoms of NGU, and microbiological cure, or the eradication of C. trachomatis as shown by laboratory testing, in each case at both two and five weeks after therapy.

        Rifalazil produced a clear dose response-effect across the doses studied. At two and five weeks, the clinical and microbiological efficacy of the 25 mg Rifalazil dose in patients with NGU caused by

C. trachomatis was statistically non-inferior to 1,000 mg of azithromycin. At five weeks, in 36 patients for whom data was available and who had NGU due to C. trachomatis, 90% of these patients treated with 25 mg Rifalazil had microbiological eradication of the bacteria as measured by culture of C. trachomatis, compared with 55% of the azithromycin-treated patients.

        Patients in the 25 mg Rifalazil group experienced side effects that, in terms of incidence and severity, were comparable to those experienced by the patients in the azithromycin group. Fourteen percent of the patients in the 25 mg Rifalazil group experienced headaches, and 12% of patients in the azithromycin group experienced gastrointestinal side effects. Headaches associated with Rifalazil were transient and were managed effectively and did not require intervention. We designed PROVIDENCE-1 based in part on the results of this Phase II clinical trial, which demonstrated the potent anti-Chlamydial effect of a 25 mg dose of Rifalazil.

Additional Clinical Development of Rifalazil—Carotid Artery Atherosclerosis

        We are exploring the potential benefit of Rifalazil in the treatment of additional vascular diseases, other than coronary arterial disease, in which C. pneumoniae is believed to play a contributory role. There is substantial evidence from several epidemiological studies that C. pneumoniae is a risk factor for stroke and that C. pneumoniae infection of the carotid artery may contribute to the development of atherosclerosis in this arterial system. We filed an IND for Rifalazil for the treatment of carotid atherosclerosis on July 24, 2006, and we plan to initiate a Phase II clinical trial of Rifalazil for the treatment of carotid artery atherosclerosis in late 2006. This trial is called RESTORE-IT, or the Randomized Evaluation of Short-Term Rifalazil Treatment On CaRotid AthErosclerosis and Intima Media Thickness.

Carotid Artery Atherosclerosis—Background and Market Opportunity

        The carotid arteries help deliver adequate blood supply to the brain. Disease in the carotid artery, as measured by increases in arterial wall thickening, is a strong predictor of subsequent risk for stroke and major cardiovascular events. Unlike arterial anatomy in other parts of the body which require invasive imaging for study, arterial wall thickening in the carotid artery can easily be measured with bedside non-invasive ultrasound imaging. In addition, other non-invasive imaging techniques such as computed tomography, or CT-scanning, and magnetic resonance imaging can offer additional details on arterial wall anatomy. In the carotid artery and other blood vessels in the brain, C. pneumoniae infection may increase stenosis of the artery which is associated with transient ischemic attacks and stroke.

        Large studies on the prevalence of cardiovascular disease in the United States estimate the disease to be present in approximately 70 million people. We believe the majority of these patients have carotid artery atherosclerosis. Despite currently available drug therapies and invasive procedures, morbidity and mortality from carotid artery atherosclerosis remains significant. According to the American Heart Association, there are approximately 700,000 strokes and 160,000 deaths due to stroke each year in the United States alone.

The Rationale for Rifalazil in the Treatment of Carotid Artery Atherosclerosis

        In addition to the data and studies with respect to C. pneumoniae described above, other epidemiological studies support exploring Rifalazil as a potential therapy for carotid artery atherosclerosis. Specifically, in these studies, patients with carotid disease who had high antibody levels to C. pneumoniae had significantly increased risk for stroke and exhibited increased progression of atherosclerosis in the carotid artery compared with persons who had carotid artery disease but lower or absent levels of antibodies to C. pneumoniae.

Phase II Trial of Rifalazil in Carotid Artery Atherosclerosis

        We have designed RESTORE-IT as a double-blind, randomized, placebo-controlled clinical trial that will enroll approximately 72 male and female patients to examine the effect of Rifalazil on the progression of carotid artery atherosclerosis. Patients will be eligible to participate in this study if they (1) have been diagnosed with PAD, cerebrovascular disease or coronary arterial disease, (2) have a high level of antibodies to C. pneumoniae, and (3) have primarily soft, inflammatory plaque in their carotid arteries and display signs of arterial wall thickening.

        We plan to conduct this trial at approximately 15 sites in the United States and Canada. Patients will be randomized into two groups of equivalent size, one of which will receive a 25 mg dose of Rifalazil once a week for 12 consecutive weeks and the other of which will receive a placebo.

        For each patient in the trial, we will obtain efficacy parameters at baseline and at various timepoints following initiation of treatment, such as:

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  artery wall thickness, measured by magnetic resonance imaging at 180 and 540 days;

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  artery wall thickness, measured by ultrasound at 180, 360, and 540 days;

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  plaque composition and volume, measured by magnetic resonance imaging at 180 and 540 days;

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  plaque inflammation, measured by magnetic resonance imaging at 180 and 540 days; and

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  internal artery diameter, distensibility, or relative elasticity, and plaque thickness, measured by ultrasound at 180, 360 and 540 days.

        The primary efficacy endpoint is planned to be the difference between the Rifalazil and placebo groups in the change from baseline to 180 days in the normalized wall index over a 3.2 cm segment of the carotid artery, as evaluated by magnetic resonance imaging. Normalized wall index expresses the ratio of the relative area of the arterial wall, including both atherosclerotic plaque and wall thickness, to the entire circumferential area of the artery. The study is designed with 80% power to detect a 3% difference between groups. This means that we are enrolling a sufficient number of patients such that there is an 80% likelihood that we will be able to detect such an improvement between the two groups. The trial will also examine the safety of this dosing regimen, which is one month longer than that of the PROVIDENCE-1 study. We expect to announce key efficacy and safety data in the second half of 2007.

M40403

        M40403 is a proprietary synthetic small molecule that we are developing for the management of POI. To date, the intravenous formulation of M40403 has been evaluated in approximately 700 patients in several clinical trials in indications other than POI with no reports of serious drug-related adverse events. We plan to file an IND for M40403 and to initiate a Phase II clinical trial of M40403 for the management of POI by the end of 2006 and to announce key efficacy and safety data in the second half of 2007.

RECOVER

        We are planning a Phase II clinical trial of M40403 called RECOVER, or the Randomized Evaluation of the Capability of a superOxide dismutase mimetic to improVe Enteric functional Recovery trial. RECOVER is designed as a double-blind, randomized, placebo-controlled clinical trial that will enroll approximately 40 male and female patients to evaluate M40403 for the management of POI after specified types of open abdominal surgery.

        We plan to conduct this trial in approximately 5 sites in the United States. Patients eligible for this trial must be scheduled for abdominal surgery. Patients will be randomized into two groups of equivalent size, one of which will receive an intravenous form of M40403 during and following surgery and the other of which will receive a placebo.

        The planned primary efficacy variables of RECOVER are the difference between the M40403 and placebo groups for three events: time to first bowel movement, time to being able to tolerate clear liquids and time to toleration of first solid meal. We also plan to gather data for the purpose of evaluating several secondary efficacy variables, including: time until hospital discharge order written and amount of abdominal cramping and pain as reported by patients, using a single numerical scale.

POI Background, Market Opportunity and Limitations of Current Treatment

        POI is the temporary impairment of gastrointestinal motility, or bowel function, after surgery. Common symptoms associated with POI include abdominal distension or bloating, pain, nausea and vomiting, inability to pass stools and inability to tolerate solid food. POI may also limit mobility and respiratory capacity, which increases the risk of deep vein thrombosis and pulmonary complications. POI occurs after surgery for two primary reasons. First, the stomach, colon or small intestine generates an inflammatory response to the physical manipulation that occurs during the surgery itself. Second, opioids used during and after surgery to manage pain, slow or prohibit bowel function.

        According to the Centers for Disease Control and Prevention, 5.7 million patients underwent gastrointestinal surgeries in the United States in 2003. POI is one of the most common causes of prolonged hospital stay after abdominal surgery. In an article published in Archives of Surgery, POI was estimated to be responsible for nearly $1 billion in health care costs in the United States annually, principally as a result of prolonged hospital stay. There are no approved drug therapies indicated for POI. We believe that there is a significant unmet medical need for a drug therapy that can be used routinely and prophylactically to address the inflammatory component of POI.

The Rationale for M40403 in POI

Superoxide and Superoxide Dismutase

        Superoxide is a reactive, toxic form of oxygen that exists naturally in the human body. The immune system ordinarily utilizes superoxide to help kill invading microorganisms such as bacteria. If not properly controlled, superoxide can cause damage to tissues by accelerating and spreading inflammation. Superoxide levels are normally regulated in the body by superoxide dismutase, or SOD enzymes, which are proteins that break superoxide down into less harmful byproducts. In acute and chronic inflammation, superoxide levels can rise at such a rapid rate that the capacity of the body's own SOD enzymes to break down superoxide is exceeded. This results in tissue damage and further inflammation. High levels of superoxide are believed to contribute to a number of conditions associated with tissue injury and inflammation, including POI, rheumatoid arthritis, oral mucositis, osteoarthritis, asthma and chronic obstructive pulmonary disease.

SOD and SOD Mimetics as Therapeutic Agents

        The first attempt to control superoxide for therapeutic benefit was through the use of a bovine derived SOD enzyme. This enzyme was approved for use in humans in the early 1980s in Europe as a therapeutic for the treatment of inflammatory conditions, including osteoarthritis and tissue damage caused by radiation treatment for cancer. This bovine derived SOD enzyme was withdrawn from most markets due to concerns over immunogenicity, or rejection by the body's immune system. In addition, several other types of SOD enzymes were developed and studied in clinical trials. All of these enzymes are too large to freely diffuse into the inner parts of cells where most superoxide is formed and also raised concerns over immunogenicity. We are developing M40403 as an SOD mimetic because we believe its small size, which is approximately one, one-hundredth the size of the naturally occurring SOD enzyme, may allow it to diffuse freely in the body and, as a small molecule, it is unlikely to elicit an immune response.

Role of Inflammation and SOD in POI

        It is generally believed that inflammation and infiltration by neutrophils into the gut following abdominal surgery is a major contributor to POI. Neutrophils are white blood cells that provide a major source of free radicals, such as superoxide. In animal tests, M40403 has been shown to inhibit inflammation caused by the infiltration of neutrophils in tissues.

Background of M40403

        M40403 was clinically developed by Metaphore Pharmaceuticals, which we acquired in December 2005, as an intravenous agent to reduce the need for pain medications, including opioids. In two Phase II clinical trials, no statistically significant differences in pain relief were observed between patients who received M40403 co-administered with morphine compared to patients who received morphine alone. As we believe the primary beneficial attribute of an SOD mimetic is in the control of inflammation, we are focusing our efforts on studying M40403's ability to combat superoxide and treat associated inflammatory diseases, and do not plan to pursue pain indications.

Previous Phase I and Phase II Clinical Trials of M40403

        Metaphore Pharmaceuticals studied intravenous M40403 in ten different Phase I and II clinical trials at doses of up to 0.48 mg/kg/day. In these studies, M40403 was generally well-tolerated. No significant cardiovascular effects, physical examination abnormalities or abnormalities in routine clinical laboratory assessments related to M40403 were observed, and no serious drug-related adverse events were reported. The most common adverse events were dizziness, headache, nausea, injection site pain and facial tingling. Facial warmth, tingling, and tingling mouth were reported at higher doses, rated mild in intensity by the treating clinicians and transient in nature, typically lasting three to four hours after the infusion. Adverse event rates appeared to be proportional to the dose administered across these studies. However, a formal dose-escalation study has not been conducted to determine the maximum tolerated dose.

Additional Development of M40403

        In addition to our planned Phase II clinical trial of M40403 for POI, we are conducting preclinical development of M40403 as a potential treatment for oral mucositis, which is a common side effect of cancer chemotherapy and radiation therapy. In this disease, the rapidly dividing tissues of the oral cavity and digestive system become dramatically inflamed and painful in response to anti-cancer chemotherapy or radiation therapy. These changes make eating or drinking painful or even impossible for patients, often leading the patient to discontinue treatment. We believe current therapeutic approaches to oral mucositis are not satisfactory and that there is a significant medical need for additional treatment options. The next step in this development program is for us to complete the ongoing preclinical studies and, if successful, to make a determination to initiate a Phase II clinical trial.

        We are developing an oral formulation of M40403. We are also considering the development of an aerosol formulation of M40403 as a treatment for asthma and chronic obstructive pulmonary disease. These alternative formulations may enable us to address a broader group of inflammatory diseases with this product candidate.

ABI-0043

        We are developing ABI-0043 as a proprietary antibacterial agent for the treatment of complicated skin and skin structure infections, or cSSSI, caused mainly by Staphylococcus aureus, or S. aureus, including methicillin-resistant S. aureus, or MRSA. MRSA is a type of bacteria that is resistant to most currently-available antibiotics, including methicillin, oxacillin, penicillin and amoxicillin. S. aureus infections, including MRSA, occur most frequently among persons in hospitals and health care facilities, such as nursing homes and dialysis centers, particularly in patients who have weakened immune systems.

        According to Advances in Skin & Wound Care, there are 2.5 million cSSSI cases in the United States annually, with approximately 400,000 patients requiring hospitalization. According to a National Nosocomial Infections Surveillance report, MRSA is on the rise, and accounts for nearly 60% of hospital-acquired S. aureus infections in intensive care units. MRSA infection also accounts for a threefold increase in the risk of mortality and is directly responsible for approximately $35,000 in incremental treatment costs per patient, as reported by Archives of Internal Medicine in 2005.

        A limited number of antimicrobial agents are currently available to treat resistant bacteria in cSSSIs. Generic vancomycin, Zyvox from Pfizer and Cubicin from Cubist Pharmaceuticals are all used for the management of cSSSIs. There is significant concern among practitioners regarding the development of resistance to these drugs among new strains of MRSA. We believe there is a significant unmet medical need for new antibacterial drugs that are effective against multi-drug resistant pathogens like MRSA.

        In laboratory studies and in a mouse thigh model commonly used to predict efficacy of antibacterial agents against skin and skin structure infections, ABI-0043 demonstrated high potency against S. aureus. We are currently planning IND-enabling studies for ABI-0043.

Additional Product Candidates

        We continue to focus our research efforts on identifying product candidates for the treatment of inflammatory diseases and bacterial infections from our proprietary compound libraries. Our antibacterial library consists of over 1,500 small molecules from which we believe some compounds may have utility in the treatment of a range of bacterial infections. Our SOD mimetic library consists of over 250 small molecules that mimic naturally occurring SOD enzymes. We believe we can identify drug candidates from this library that may be able to treat a number of inflammatory conditions, including oral mucositis, rheumatoid arthritis, osteoarthritis, asthma and chronic obstructive pulmonary disease.

Intellectual Property

        Our success depends in part on our ability to obtain and maintain intellectual property protection for our product candidates, technology and know-how, to operate without infringing the intellectual property rights of others, and to prevent others from infringing our proprietary rights. Our policy is to seek protection for our proprietary position by, among other methods, filing U.S. and foreign patent applications related to our proprietary technology, inventions and improvements that are important to the development of our business. We also rely on trade secrets, know-how, continuing technological innovation and in-licensing opportunities to develop and maintain our proprietary position.

        As of September 30, 2006, we owned or exclusively licensed a total of six U.S. patents and 13 U.S. patent applications that we consider to be material to our current development of our product candidates, Rifalazil and M40403, as well as numerous foreign counterparts to many of these patents and patent applications. Our patent portfolio material to our business includes patents and patent applications with claims directed to the composition of matter, pharmaceutical formulation and dosage, method of manufacturing and methods of use.

        The material U.S. patent rights relating to Rifalazil as an anti-Chlamydial agent, which are owned or licensed by us consist of specific claims in one issued method of manufacturing patent, two issued methods of treating Chlamydia infections patents and seven patent applications relating to methods of use and formulation and dosing. The issued method of manufacturing patent will expire in 2013. One of the issued methods of treating Chlamydia infections patents will expire in 2016, and the other will expire in 2019. Any U.S. patents that may issue from the pending U.S. patent applications for methods of use and formulation and dosing would expire between 2019 and 2027. These patent rights are also the subject of counterpart patent applications in a number of other jurisdictions, including Australia, Europe and Japan.

        The material U.S. patent rights relating to M40403 owned or licensed by us consist of specific claims in three issued U.S. composition of matter patents and six patent applications relating to methods of use, formulation and dosing, and use in combination with other therapies. The three issued composition of matter patents, which also contain method of use claims, expire in 2014, 2016 and 2018. Any U.S. patents that may issue from six pending method of use patent applications would expire between 2023 and 2025. Any U.S. patents related to combinations of M40403 with other agents that issue from two pending patent applications would expire in 2025 and 2026. Some of these patent rights are also the subject of counterpart patents and patent applications in a number of other jurisdictions, including Australia, Europe and Japan. Some of the intellectual property relating to M40403 was jointly developed in collaboration with academic institutions and, in those cases, the academic institutions have specific research-only rights in that intellectual property. Where collaborator funding was provided by the National Institutes of Health, the U.S. government has specific rights in that intellectual property.

        The patent positions of companies like ours are generally uncertain and involve complex legal and factual questions. Our ability to maintain and solidify our proprietary position for our technology will depend on our success in obtaining effective claims and enforcing those claims once granted. We do not know whether any of our patent applications or those patent applications that we license will result in the issuance of any patents. Our issued patents and those that may issue in the future, or those licensed to us, may be challenged, narrowed, circumvented or found to be invalid or unenforceable, which could limit our ability to stop competitors from marketing related products or the length of term of patent protection that we may have for our products. Neither we nor our licensors can be sure that we were the first to invent the inventions claimed in our owned or licensed patents or patent applications. In addition, our competitors may independently develop similar technologies or duplicate any technology developed by us, and the rights granted under any issued patents may not provide us with any meaningful competitive advantages against these competitors.

        Furthermore, because of the extensive time required for development, testing and regulatory review of a potential product, it is possible that, before any of our products can be commercialized, any related patent may expire or remain in force for only a short period following commercialization, thereby reducing any advantage of the patent.

        We may rely, in some circumstances, on trade secrets to protect our technology. However, trade secrets can be difficult to protect. We seek to protect our proprietary technology and processes, in part, by confidentiality agreements with our employees, consultants, scientific advisors and contractors. We also seek to preserve the integrity and confidentiality of our data and trade secrets by maintaining physical security of our premises and physical and electronic security of our information technology systems. While we have confidence in these individuals, organizations and systems, agreements or security measures may be breached, and we may not have adequate remedies for any breach. In addition, our trade secrets may otherwise become known or be independently discovered by competitors. To the extent that our consultants, contractors or collaborators use intellectual property owned by others in their work for us, disputes may arise as to the rights in related or resulting know-how and inventions.

License Agreements

        We are a party to a number of license agreements under which we license patents, patent applications and other intellectual property. We enter into these agreements to augment the intellectual property created by our scientists. The licensed intellectual property covers some of the compounds that we are researching and developing and some of the scientific processes that we use. These licenses impose various diligence and financial payment obligations on us. We expect to continue to enter into these types of license agreements in the future. The licenses that we consider to be material to our business are our agreements with Kaneka Corporation, the University of Washington and Pfizer Inc. The following summarizes our material rights and obligations under those licenses.

  Kaneka Corporation

        In July 2001, we entered into a worldwide exclusive license agreement with Kaneka Corporation for patents, patent applications, information, technology and related rights to manufacture, use, and sell products and know-how developed from Rifalazil and Rifalazil analog compounds. We have the right to grant sublicenses under this agreement, subject to obtaining Kaneka's consent to all sublicenses where the sublicensee's main business is commercial manufacturing and the sublicense includes the right to manufacture a product developed from Rifalazil. Patents licensed under our agreement with Kaneka that we believe are material to our business expire over the period from 2013 to 2019.

        We paid Kaneka an aggregate of $410,000 in license fees, which is composed of $290,000 in cash and 6,000 shares of Series A redeemable convertible preferred stock, or 7,957 shares of our common stock on an as-converted basis. We may be required to make additional payments, in cash or through the issuances of our stock, to Kaneka up to the amount of $4.1 million if we achieve specified development and regulatory milestones. We also will be required to make additional payments for any Rifalazil analog compound covered by one of Kaneka's patents for which we apply for an NDA.

        We are required to pay, on a product by product basis, royalties on net sales by us and by our sublicensees of products in which either Rifalazil or a Rifalazil analog which is covered by one of Kaneka's patents is an active ingredient. The royalty percentage due depends on whether Rifalazil or the Rifalazil analog is the only active ingredient in the product sold and whether we have to pay an additional royalty to a third party in connection with such sale. Our royalty obligation with respect to each licensed product extends until the fifteenth anniversary of the first sale of a product by us which incorporates Rifalazil or the Rifalazil analog as an active ingredient, at which time the license shall revert to a fully-paid royalty-free license.

        Kaneka may terminate this agreement if it determines that we have no intention of developing Rifalazil-based products.

        If we are unable to obtain approval of an NDA for Rifalazil by July 24, 2008 or if we have not marketed a product within two years after receiving approval of such an NDA, Kaneka has the option to convert our exclusive license to a non-exclusive license. We do not believe that we will meet the July 24, 2008 deadline. However, we may extend the exclusivity of our license from Kaneka for an additional two years upon payment of minimum annual royalties during that period. If Kaneka converts our license to non-exclusive status, we will not be able to prevent Kaneka or other licensees of Kaneka from using Kaneka's intellectual property to compete against us.

  University of Washington

        In June 2003, we entered into a worldwide exclusive license agreement with the University of Washington for patents, patent applications and other technology rights for use in the diagnosis and treatment of arterial Chlamydial granuloma, a form of inflammation found in tissues, including related arterial and coronary diseases and disorders caused by or influenced by arterial Chlamydial granuloma lesions and infections. We have the right to grant sublicenses under this license, subject to approval, which approval shall not be unreasonably withheld, by the University of Washington. Patents licensed under our agreement with the University of Washington all expire in 2012.

        In exchange for the rights licensed from the University of Washington, we have paid an upfront license fee of $10,000 and are required to pay an annual license maintenance fee until we make our first royalty payment under this agreement. We may be required to make additional payments in the aggregate amount of $115,000 to the University of Washington based on achieving specified development and regulatory milestones. These milestones include filing an NDA for the use of antibacterial drugs to treat atherosclerosis or Chlamydial granuloma by December 31, 2010 and applying for regulatory approval for such a drug with the FDA or a foreign regulatory equivalent by December 31, 2011. In addition, if we are unable to make the foregoing regulatory filings by the dates specified, the University of Washington may terminate this agreement. Our annual license maintenance fees may be credited against any milestone payments we made in the same calendar year.

        We would be required to pay royalties on net sales by us of any product which utilizes the University of Washington's licensed technology. In the event that we sublicense any of the University of Washington's patent, patent applications or other proprietary rights, we are required to pay a specified percentage of the consideration received from the sublicensee to the University of Washington. In addition, beginning in the first year in which we commercialize a product utilizing the University of Washington's licensed technology, we would be required to pay a minimum annual royalty to the University regardless of our product sales.

        We may terminate this agreement upon 60 days written notice to the University of Washington. Otherwise, this agreement terminates upon the last to expire of the patents licensed to us.

  Pfizer

        In December 2005, we entered into a worldwide exclusive license agreement with Pfizer Inc. for patents, patent applications and other technology rights pertaining to SOD mimetic technology originally developed at Monsanto-Searle. Pfizer has retained a non-exclusive license to these proprietary rights solely to conduct research activities. These retained rights do not include the right to develop or commercialize products covered by the licensed intellectual property.

        We have the right to grant sublicenses under this license. Patents licensed under this agreement that we believe are material to our business expire over the period from 2014 to 2018.

        We are required to pay, on a product by product basis, royalties on net sales of any product incorporating Pfizer's licensed technology by us and by our sublicensees. This obligation to pay royalties terminates upon the last to expire of the licensed patents covering the product being sold, or in the event that the product is being sold in a country in which the licensed patents are not registered, ten years after the first commercial sale of a product in that country. This agreement will terminate upon the expiration of our obligation to pay royalties to Pfizer. In addition, we may terminate this agreement, with or without cause, upon six months written notice to Pfizer.

Manufacturing

        Both Rifalazil and M40403 are produced in multi-step processes using commercially available materials and conventional techniques. We do not own or operate manufacturing facilities for the production of clinical or commercial quantities of our product candidates. We rely, and expect to continue to rely, on third parties for the manufacture of our product candidates and any products that we may develop. To date, we have obtained our supply of the bulk drug substance for both Rifalazil and M40403 from a small number of third party manufacturers on a purchase order basis. We are in the process of negotiating an agreement with a new manufacturer for the bulk supply of one of the active pharmaceutical ingredients for Rifalazil. If any of our manufacturers should become unavailable to us for any reason, we believe that there are a number of potential replacements, although we might incur some delay in identifying and qualifying such replacement manufacturers.

        In addition to the microgranular capsule formulation of Rifalazil, which we use in our PROVIDENCE-1 trial and which has been used in prior clinical trials of Rifalazil, we are working to develop a liquid-filled hard gelatin capsule formulation of Rifalazil, which we may use in later trials and, if Rifalazil obtains marketing approval, commercially.

Competition

        The biotechnology and pharmaceutical industries are characterized by rapidly advancing technologies, intense competition and a strong emphasis on proprietary products. While we believe that our technologies, knowledge, experience and scientific resources provide us with competitive advantages, we face potential competition from many different sources, including commercial pharmaceutical and biotechnology enterprises, academic institutions, government agencies and private and public research institutions. Any product candidates that we successfully develop and commercialize will compete with existing therapies and new therapies that may become available in the future.

        Many of our competitors may have significantly greater financial resources and expertise in research and development, manufacturing, preclinical testing, conducting clinical trials, obtaining regulatory approvals and marketing approved products than we do. These competitors also compete with us in recruiting and retaining qualified scientific and management personnel, as well as in acquiring technologies complementary to, or necessary for, our programs. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies.

        Our commercial opportunity could be reduced or eliminated if our competitors develop and commercialize products that are safer, more effective, have fewer side effects, are more convenient or are less expensive than any products that we may develop. In addition, our ability to compete may be affected because in some cases insurers or other third party payors seek to encourage the use of generic products. This may have the effect of making branded products less attractive, from a cost perspective, to buyers.

        If Rifalazil or M40403 are approved, they will compete with currently marketed drugs and potentially with other product candidates that are currently in development for the same indications. The key competitive factors affecting the success of all of our product candidates are likely to be their efficacy, safety, convenience and price.

        We expect that competitive products for our product candidates, if successfully developed, may include the following:

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  Rifalazil for Intermittent Claudication Associated with PAD. Cilostazol and pentoxifylline are approved for use in treating intermittent claudication but have the limitations previously discussed above under "Business—Limitations of Current Treatments for PAD". We believe that Kos Pharmaceuticals and Takeda Pharmaceuticals, which currently co-market Advicor for the treatment of high cholesterol, may be seeking to expand the label for this therapy to include intermittent claudication. In addition, we are aware of several therapeutics for PAD that are in various stages of clinical development using a variety of therapeutic approaches. The companies currently sponsoring the development of these agents include Genzyme, Otsuka, Taisho, Atherogenics, Flow Medic, Corautus and deCode Genetics. We believe that no product on the market or product candidate in development other than Rifalazil seeks to target intermittent claudication associated with PAD using an anti-Chlamydial agent.

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  Rifalazil for Carotid Artery Atherosclerosis. There are no currently approved drug treatments for the reduction of the progression of carotid artery atherosclerosis. However, we are aware of several companies that are sponsoring clinical trials for possible label expansions of existing products to address this indication. The companies currently sponsoring such studies include Kos Pharmaceuticals, AstraZeneca, Takeda Pharmaceuticals and Pfizer. We believe that no product on the market or product candidate in development other than Rifalazil is designed to be a once-weekly short course therapy to reduce progression of carotid artery atherosclerosis related to Chlamydia infection.

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  M40403 for POI. There are no approved therapies directly targeted for the management of POI. We are aware of two other companies, Aeolus Pharmaceuticals Corporation and Eukarion, Inc.,

    whose business plan is based on SOD mimetic technology. To our knowledge, neither company is focused on POI. Tranzyme Pharma is developing TZP-101, currently in a Phase I clinical trial, for the management of gastrointestinal motility disorders, such as POI. Adolor Corporation, in partnership with GlaxoSmithKline, has submitted a NDA that is under current review by the FDA for Entereg, a selective opioid antagonist, for the management of POI due to opioid-induced effects on bowel function. In addition, Wyeth Corporation and Progenics Corporation are co-developing methylnaltrexone, a peripheral opioid antagonist, for the management of POI. Wyeth Corporation and Progenics Corporation recently completed enrollment in their second pivotal Phase III trial for this product candidate.

Sales and Marketing

        If we receive regulatory approval for our product candidates, we plan to commence commercialization activities by building a specialty sales and marketing organization complemented by selective co-promotion and other arrangements with leading pharmaceutical or biotechnology collaborators.

        We generally expect to retain commercial rights for our product candidates for which we receive marketing approvals in situations in which we believe it is possible to access the market through a focused, specialized sales force. In particular, we believe that such a sales force could address the community of physicians treating intermittent claudication associated with PAD, for which we are developing Rifalazil. Accordingly, if Rifalazil is approved, we plan to initially build our own specialized internal sales force to target these specialists.

        We also plan to build a marketing and sales management organization to create and implement marketing strategies for any products that we market through our own sales organization and to oversee and support our sales force. The responsibilities of the marketing organization would include developing educational initiatives with respect to approved products and establishing relationships with thought leaders in relevant fields of medicine.

Government Regulation

        Government authorities in the United States, at the federal, state and local level, and in other countries, extensively regulate, among other things, the research, development, testing, approval, manufacturing, labeling, post-approval monitoring and reporting, packaging, promotion, storage, advertising, distribution, record keeping, sampling, marketing, import and export of pharmaceutical products such as those we are developing. The process of obtaining regulatory approvals and the subsequent substantial compliance with appropriate federal, state, local and foreign statues and regulations require the expenditure of time and human and financial resources.

U.S. Government Regulation

        In the United States, the information that must be submitted to the FDA in order to obtain approval to market a new drug varies depending upon whether the drug is a new product whose safety and efficacy have not previously been demonstrated in humans or a drug whose active ingredients and other properties are the same as those of a previously approved drug. A product whose safety and efficacy have not previously been demonstrated in humans has to comply with the New Drug Application, or NDA, approval process.

The NDA Approval Process

        In the United States, the FDA regulates drugs under the Federal Food, Drug, and Cosmetic Act and implementing regulations. Failure to comply with the applicable FDA requirements at any time during the product development process, approval process or after approval may result in administrative or judicial sanctions. These sanctions could include the FDA's imposition of a clinical hold on studies, refusal to approve pending applications or supplements to approved applications, withdrawal of an approval, warning letters, product recalls, product seizures or detentions, total or partial suspension of production or distribution, import or export bans or restrictions, injunctions, fines, civil penalties or criminal prosecution. Any agency or judicial enforcement action could have a material adverse effect on us.

        The steps required before a drug may be marketed in the United States include:

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  completion of preclinical laboratory tests, animal studies and formulation studies under the FDA's good laboratory practices regulations;

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  submission to the FDA of an IND for human clinical testing, which must become effective before human clinical studies may begin, and obtaining independent Institutional Review Board, or IRB, approval at each clinical site before the studies may be initiated;

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  development of adequate manufacturing and quality control procedures to ensure that clinical supplies meet FDA requirements for identity, strength, quality and purity;

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  performance of adequate and well-controlled clinical studies in accordance with Good Clinical Practices, known as GCP, to establish the safety and efficacy of the product for each indication for which approval is sought;

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  submission to the FDA of an NDA;

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  satisfactory completion of an FDA Advisory Committee review, if applicable;

  •
  satisfactory completion of an FDA inspection of the manufacturing facility or facilities at which the product is produced to assess compliance with current good manufacturing practices, or cGMP, to assure that the facilities, methods and controls are adequate to preserve the product's identity, strength, quality and purity; and

  •
  FDA review and approval of the NDA.

        Preclinical tests include laboratory evaluations of product chemistry, toxicity and formulation, as well as animal studies. An IND sponsor must submit the results of the preclinical tests, together with manufacturing information and analytical data, to the FDA as part of the IND. Some preclinical testing may continue after the IND is submitted. The IND must become effective before human clinical studies may begin. An IND will automatically become effective 30 days after receipt by the FDA, unless before that time the FDA raises concerns or questions about issues such as the conduct of the studies as outlined in the IND. In that case, the IND sponsor and the FDA must resolve any outstanding FDA concerns or questions before clinical studies can proceed. In other words, submission of an IND may not result in the FDA allowing clinical studies to commence.

        Clinical studies involve the administration of the investigational product to human subjects under the supervision of qualified investigators. Clinical studies are conducted under protocols detailing, among other things, the objectives of the study, the parameters to be used in monitoring safety and the effectiveness criteria to be evaluated. A protocol for each clinical study and any subsequent protocol amendments must be submitted to the FDA as part of the IND. In addition, an IRB at each site at which the study is conducted must approve the protocol and any amendments. All research subjects must provide their informed consent in writing.

        Clinical studies typically are conducted in three sequential phases, but the phases may overlap or be combined. Phase I studies usually involve the initial introduction of the investigational drug into healthy volunteers to evaluate the product's safety, dosage tolerance and pharmacokinetics and, if possible, to gain an early indication of its effectiveness.

        Phase II studies usually involve controlled studies in a limited patient population to:

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  evaluate dosage tolerance and appropriate dosage;

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  identify possible adverse effects and safety risks; and

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  provide a preliminary evaluation of the efficacy of the drug for specific indications.

        Phase III studies usually further evaluate clinical efficacy and test further for safety in an expanded patient population. These studies are intended to establish the overall risk-benefit profile of the product and provide an adequate basis for physician labeling. Phase III studies are usually larger, more time consuming, more complex and more costly than Phase I and Phase II studies. As noted above, Rifalazil is in Phase III studies for the treatment of intermittent claudication associated with PAD, and we are planning Phase II studies for Rifalazil for the treatment of carotid artery atherosclerosis and M40403 for the management of POI.

        Phase I, Phase II and Phase III testing may not be completed successfully within any specified period, if at all. Success in early stage clinical trials does not assure success in later stage clinical trials. Furthermore, the FDA or we may suspend or terminate clinical studies at any time on various grounds, including a finding that the subjects or patients are being exposed to an unacceptable health risk. Similarly, an IRB can suspend or terminate approval of research if the research is not being conducted in accordance with the IRB's requirements or if the research has been associated with unexpected serious harm to subjects or patients.

        Assuming successful completion of the required clinical testing, the results of the preclinical studies and of the clinical studies, together with other detailed information, including information on the chemistry, manufacture and composition of the product, are submitted to the FDA in the form of an NDA requesting approval to market the product for one or more indications. In most cases, the NDA must be accompanied by a substantial user fee. The FDA will initially review the NDA for completeness before it accepts the NDA for filing. If the NDA submission is accepted for filing, then the FDA reviews the NDA to determine, among other things, whether a product is safe and effective for its intended use and whether the product is being manufactured in accordance with cGMP to assure and preserve the product's identity, strength, quality and purity. The FDA may also refer applications for novel drug products or novel uses of drug products or drug products which present difficult questions of safety or efficacy to an advisory committee, typically a panel that includes clinicians and other experts, for review, evaluation and a recommendation as to whether the application should be approved. The FDA is not bound by the recommendation of an advisory committee.

        Under the Pediatric Research Equity Act of 2003, or PREA, NDAs or supplements to NDAs must contain data to assess the safety and effectiveness of the drug for the claimed indications in all relevant pediatric subpopulations and to support dosing and administration for each pediatric subpopulation for which the drug is safe and effective. The FDA may grant deferrals for submission of data or full or partial waivers. Unless otherwise required by regulation, PREA does not apply to any drug for an indication for which orphan designation has been granted.

        Before approving an NDA, the FDA will typically inspect one or more clinical sites to assure compliance with GCP. Additionally, the FDA will inspect the facility or the facilities at which the product is manufactured. The FDA will not approve the product unless cGMP compliance is satisfactory. If the FDA determines the application, manufacturing process or manufacturing facilities are not acceptable, it will outline the deficiencies in the submission and often will request additional testing or information. Notwithstanding the submission of any requested additional information, the FDA ultimately may decide that the application does not satisfy the regulatory criteria for approval. The testing and approval process requires substantial time, effort and financial resources, and may take several years to complete. Data obtained from clinical activities are not always conclusive and may be susceptible to varying interpretations, which could delay, limit or prevent regulatory approval. The FDA may not grant approval on a timely basis, or at all. We may encounter difficulties or unanticipated costs in our efforts to secure necessary governmental approvals, which could delay or preclude us from marketing our products. The FDA may limit the indications for use or place other conditions on any approvals that could restrict the commercial application of the products. After approval, some types of changes to the approved product, such as adding new indications, manufacturing changes and additional labeling claims, are subject to further testing requirements and FDA review and approval.

Post-Approval Requirements

        After regulatory approval of a product is obtained, we are required to comply with a number of post-approval requirements. For example, as a condition of approval of an NDA, the FDA may require post-marketing testing and surveillance to monitor the product's safety or efficacy. In addition, holders of an approved NDA are required to report adverse reactions and production problems to the FDA, to provide updated safety and efficacy information and to comply with requirements concerning advertising and promotional labeling for their products. Also, quality control and manufacturing procedures must continue to conform to cGMP after approval. The FDA periodically inspects manufacturing facilities to assess compliance with cGMP, which imposes specific procedural, substantive and recordkeeping requirements. Accordingly, manufacturers must continue to expend time, money and effort in the area of production and quality control to maintain compliance with cGMP and other aspects of regulatory compliance. The sponsor of an approved NDA also is subject to annual product and establishment user fees.

        We rely, and expect to continue to rely, on third parties for the production of clinical and commercial quantities of our product candidates. Future FDA inspections may identify compliance issues at our facilities or at the facilities of our contract manufacturers that may disrupt production or distribution, or require substantial resources to correct. In addition, discovery of problems with a product or the failure to comply with applicable requirements may result in restrictions on a product or a manufacturer or holder of an approved NDA, including withdrawal of approval or recall of the product from the market or other voluntary, FDA-initiated or judicial action that could delay or prohibit further marketing. Newly discovered or developed safety or effectiveness data may require changes to a product's approved labeling, including the addition of new warnings and contraindications. Improper promotional activities can result in significant financial penalties. Also, new government requirements, including those resulting from new legislation, may be established that could delay or prevent regulatory approval of our products under development.

Fast Track Designation

        We may also seek approval of our product candidates under programs designed to expedite or facilitate the process for reviewing drugs. For instance, Rifalazil for symptomatic treatment of PAD was recently designated by the FDA as a "Fast Track product." Fast Track products are those products intended for the treatment of a serious or life-threatening condition and which demonstrate the potential to address unmet medical needs for such conditions. When a product candidate obtains Fast Track designation, the FDA may initiate review of sections of an NDA before the application is complete. This rolling review is available if the applicant provides and the FDA approves a schedule for the remaining information. In some cases, a Fast Track product may be approved on the basis of either a clinical endpoint or a surrogate endpoint that is reasonably likely to predict clinical benefit under the FDA's accelerated approval regulations. Approvals of this kind typically include requirements for appropriate post-approval Phase IV studies to validate the surrogate endpoint or otherwise confirm the effect of the clinical endpoint. In addition, Rifalazil may be eligible for priority review, which means review within a six month timeframe from the date a complete NDA is accepted for filing, if we show that our product candidate provides a significant improvement compared to marketed drugs. However, there can be no assurance that Rifalazil will be reviewed or approved more expeditiously than would otherwise have been the case.

Drug Price Competition and Patent Term Restoration Act of 1984

        Under the Drug Price Competition and Patent Term Restoration Act of 1984, known as the Hatch-Waxman Act, a portion of a product's patent term that was lost during clinical development and application review by the FDA may be restored. The Hatch-Waxman Act also provides for a statutory protection, known as exclusivity, against the FDA's acceptance or approval of some competitor applications, and provides the legal basis for the approval of abbreviated new drug applications, or ANDAs, for generic drugs. The ANDA process permits competitor companies to obtain marketing approval for a new drug with the same active ingredient for the same uses, route of administration, dosage form, and strength as an already approved drug, but does not require the conduct and submission of clinical studies demonstrating safety and effectiveness for that product. Instead, an ANDA applicant needs only to submit data demonstrating that its product is bioequivalent to the innovator product as well as relevant chemistry, manufacturing and product data.

        Patent term restoration can compensate for time lost during product development and the regulatory review process by returning up to five years of patent life for a patent that covers a new product or its use. This period is generally one-half the time between the effective date of an IND and the submission date of an NDA, plus the time between the submission date of an NDA and the approval of that application. Patent term restorations, however, are subject to a maximum extension of five years, and the patent term restoration cannot extend the remaining term of a patent beyond a total of 14 years. The application for patent term extension is subject to approval by the U.S. Patent and Trademark Office in conjunction with the FDA. It takes at least six months to obtain approval of the application for patent term extension.

        The Hatch-Waxman Act also provides for a period of statutory protection for new drugs that receive NDA approval from the FDA. If a new drug receives NDA approval as a new chemical entity, meaning that the FDA has not previously approved any other new drug containing the same active ingredient, then the Hatch-Waxman Act prohibits an ANDA or a 505(b)(2) NDA, an NDA where the applicant does not own or have a legal right of reference to all of the data required for approval, to be submitted by another company for a generic version of such drug for a period of five years from the date of approval of the NDA. However, if the ANDA or 505(b)(2) NDA contains a certification that one or more of the listed patents of the approved NDA are invalid or will not be infringed, the ANDA or 505(b)(2) NDA may be submitted four years following the approval of the NDA. In this situation, the ANDA or 505(b)(2) NDA applicant must notify the patent owner and holder of the approved NDA of the factual and legal basis of the applicant's opinion that the patents are not valid or will not be infringed. Upon receipt of this notice, the patent owner or exclusive patent licensee has 45 days to bring a patent infringement suit, and the FDA cannot grant effective approval of the ANDA or 505(b)(2) NDA until either 30 months have passed or there has been a court decision holding that the patents in question are invalid or not infringed. If an infringement action is not brought within 45 days, the ANDA or 505(b)(2) NDA applicant may bring a declaratory judgment action to determine patent issues prior to marketing. If no declaratory judgment action or patent infringement suit is filed within 45 days, the patent owner could still file a patent suit after the 45 days, but would not have the benefit of the 30-month stay. The patent owner has the opportunity to trigger only a single 30-month stay per ANDA or 505(b)(2) NDA. Once the ANDA or 505(b)(2) NDA applicant has notified the patent owner and the NDA holder of the infringement, the applicant cannot be subjected to another 30-month stay, even if the applicant becomes aware of additional patents that may be infringed by its product.

        If NDA approval is received for a new drug containing an active ingredient that was previously approved by the FDA, but the NDA is for a drug that includes an innovation over the previously approved drug, for example, an NDA approval for a new indication or formulation of the drug with the same active ingredient, and if such NDA approval was dependent upon the submission to the FDA of new clinical investigations, other than bioavailability studies, then the Hatch-Waxman Act prohibits the FDA from making effective the approval of an ANDA or 505(b)(2) NDA for a generic version of such drug for a period of three years from the date of the NDA approval. This three year exclusivity, however, only covers the innovation associated with the NDA to which it attaches. Thus, the three year exclusivity does not prohibit the FDA, with limited exceptions, from approving ANDAs or 505(b)(2) NDAs for drugs containing the same active ingredient but without the new innovation.

        The statutory protections provided pursuant to the Hatch-Waxman Act will not prevent the filing or approval of an NDA, as opposed to an ANDA or 505(b)(2) NDA, for any drug, including, for example, a drug with the same active ingredient, dosage form, route of administration, strength and conditions of use of a drug already approved. In order to obtain NDA approval, however, a competitor would be required to conduct its own clinical trials.

Regulation Outside the United States

        In addition to regulations in the United States, we will be subject to a variety of regulations in other jurisdictions governing clinical studies and commercial sales and distribution of our products. Whether or not we obtain FDA approval for a product, we must obtain approval of a product by the comparable regulatory authorities of countries outside the United States before we can commence clinical studies or marketing of the product in those countries. The approval process varies from country to country, and the time may be longer or shorter than that required for FDA approval.

        To obtain regulatory approval of a drug under European Union regulatory systems, we may submit marketing authorizations either under a centralized or decentralized procedure. The centralized procedure is compulsory for medicines produced by some biotechnological processes, new active substances indicated for AIDS, cancer, neurodegenerative disorders, and diabetes, and orphan drugs, and optional for other new active substances and those products which are highly innovative. The centralized procedure provides for the grant of a single marketing authorization that is valid for all European Union member states. The decentralized procedure provides for approval by one or more other, or concerned, member states of an assessment of an application performed by one member state, known as the reference member state. Under this procedure, an applicant submits an application, or dossier, and related materials including a draft summary of product characteristics, and draft labeling and package leaflet, to the reference member state and concerned member states. The reference member state prepares a draft assessment and drafts of the related materials within 120 days after receipt of a valid application. Within 90 days of receiving the reference member state's assessment report, each concerned member state must decide whether to approve the assessment report and related materials. If a member state cannot approve the assessment report and related materials on the grounds of potential serious risk to the public health, the disputed points may eventually be referred to the European Commission, whose decision is binding on all member states.

Pharmaceutical Pricing and Reimbursement

        In the United States and markets in other countries, sales of any products for which we receive regulatory approval for commercial sale will depend in part on the availability of reimbursement from third party payors. Third party payors include government health administrative authorities, managed care providers, private health insurers and other organizations. These third party payors are increasingly challenging the price and examining the cost-effectiveness of medical products and services. In addition, significant uncertainty exists as to the reimbursement status of newly approved health care product candidates. We may need to conduct expensive pharmacoeconomic studies in order to demonstrate the cost effectiveness of our products. Our product candidates may not be considered cost effective. Adequate third party reimbursement may not be available to enable us to maintain price levels sufficient to realize an appropriate return on our investment in product development.

        In 2003, the U.S. government enacted legislation providing a partial prescription drug benefit for Medicare recipients, beginning in 2006. Government payment for some of the costs of prescription drugs may increase demand for any products for which we receive marketing approval. However, to obtain payments under this program, we would be required to sell products to Medicare recipients through drug procurement organizations operating pursuant to this legislation. These organizations would negotiate prices for our products, which are likely to be lower than we might otherwise obtain. Federal, state and local governments in the United States continue to consider legislation to limit the growth of health care costs, including the cost of prescription drugs. Future legislation could limit payments for pharmaceuticals such as the drug candidates that we are developing.

        The marketability of any products for which we receive regulatory approval for commercial sale may suffer if the government and third party payors fail to provide adequate coverage and reimbursement. In addition, an increasing emphasis on managed care in the United States has increased and will continue to increase the pressure on pharmaceutical pricing.

Employees

        Our staffing approach to date has been to selectively hire senior, experienced employees with significant pharmaceutical expertise to provide us with strategic and core operational capabilities. We outsource many other functions by engaging third party contractors and temporary employees in an effort to minimize our fixed infrastructure costs. As of September 30, 2006, we employed 21 individuals full-time, 15 of whom hold advanced degrees. Fourteen of our employees are engaged in, or directly support, research and development activities, and seven are engaged in finance and administrative activities. Our employees are not represented by a collective bargaining agreement. We believe our relationships with our employees are good. We expect to expand internal staffing levels consistent with the development stage of our pipeline to approximately 50 internal full-time equivalents by the end of 2008.

Facilities

        Our only material facility is our headquarters located in Lexington, Massachusetts, which we lease under a non-cancelable three year lease expiring in December 2008. This facility consists of approximately 17,000 square feet of office and laboratory space.

Legal Proceedings

        We are currently subject to a legal proceeding brought by Daniela Salvemini, Ph.D., a former employee of Metaphore Pharmaceuticals who resigned in February 2005, against Metaphore Pharmaceuticals and Alan W. Dunton, M.D. Dr. Salvemini claims constructive discharge in violation of New Jersey employment laws. The complaint was filed in March 2005 in the Superior Court of New Jersey in Bergen County. The plaintiff seeks an unspecified amount of relief for compensatory damages, attorneys' fees and punitive damages. The case is more than halfway through the discovery period. We anticipate that discovery will close by the end of November 2006. We have insurance that covers up to $6 million in damages, subject to a small deductible that covers the cost of all attorney fees. We paid the deductible in 2006. Our insurance excludes any claims related to our equity. A portion of the damages that the plaintiff is seeking relates to the loss in value of equity. Our insurance would not cover such damages. Our management has determined that, without taking into account insurance coverage, the potential exposure resulting from this legal proceeding may be material. The lawsuit is in its preliminary stages. We are unable to reliably predict the outcome or any relief that could be awarded, as the litigation process is inherently uncertain. We intend to vigorously contest the allegations and claims of the plaintiff in this lawsuit. As of June 30, 2006, we have not accrued a loss amount because a loss is not considered probable and the amount of any potential loss can not be reasonably estimated.

MANAGEMENT

        Our executive officers and directors and their respective ages and positions as of September 30, 2006 are as follows:

Name	Age	Position
Steven C. Gilman, Ph.D.	53	President, Chief Executive Officer and Director
Glenn M. Kazo, M.S.	45	Vice President and Chief Business Officer
Suzanne Cadden, M.S.	47	Vice President, Clinical Operations and Regulatory Affairs
Melissa J. Packard, J.D.	38	Vice President, Finance
Andrew L. Sternlicht, M.D.	47	Vice President, Medical Affairs and Corporate Development
Alan W. Dunton, M.D.	52	Chairman of the Board of Directors
Constantine E. Anagnostopoulos, Ph.D.(2)	84	Director
Jerry C. Benjamin(1)	65	Director
Joshua S. Boger, Ph.D.(1)	55	Director
Gerald A. Brunk(3)	38	Director
Jeffrey T. Courtney	48	Director
Walter Gilbert, Ph.D.(2)	74	Director
Michael E. Hanson, M.S.(2)(3)	59	Director
David J. McLachlan(1)	68	Director
John W. Littlechild(3)	54	Director

(1)
Member of Audit Committee.

(2)
Member of Compensation Committee.

(3)
Member of Nominating and Corporate Governance Committee.

        Steven C. Gilman, Ph.D., has served as our President and Chief Executive Officer, and as a director since March 2004. He has also served as President of ActivBiotics (Canada) Inc. since January 2005. From October 2000 to March 2004, Dr. Gilman held various senior management positions at Millennium Pharmaceuticals, Inc., including Vice President and General Manager, Inflammation. From November 1994 to September 2000, Dr. Gilman held a number of positions in the Global Research and Development division of Pfizer Inc., including Group Director of respiratory, allergy, immunology, inflammation and infectious diseases. He received his B.A. degree from Miami University (Ohio) and his M.S. and Ph.D. degrees in microbiology from Pennsylvania State University. Dr. Gilman completed a post-doctoral research fellowship at the Scripps Clinic and Research Foundation and currently serves on the board of the Massachusetts Biotechnology Association.

        Glenn M. Kazo, M.S. has served as our Vice President and Chief Business Officer since November 2004. From September 1999 to October 2004, Mr. Kazo was Chief Business Officer and General Manager of U.S. operations at XTL Biopharmaceuticals Ltd., a biotechnology company listed on the London Stock Exchange, and also served as a member of its board of directors from 2002 to 2004. Previously, Mr. Kazo spent 12 years in a variety of scientific, business and senior management positions at Enzon Pharmaceuticals, Inc., a specialty pharmaceutical company of which he was also a founder. Mr. Kazo received his B.S. and M.S. in biochemistry from Rutgers University.

        Suzanne Cadden, M.S. has served as the Vice President of Clinical Operations and Regulatory Affairs of ActivBiotics (Canada) Inc., since May 2005. From March 2005 to May 2005, she served as Vice President of Regulatory Affairs and Canadian Operations of ActivBiotics (Canada) Inc. From May 2004 to December 2004, she served as Vice President, Drug Development of Transition Therapeutics, Inc., a biotechnology company. From February 2001 to April 2004, Ms. Cadden was employed by Lorus Therapeutics, Inc., a biotechnology company, where she held the positions of Vice President of Regulatory Affairs and Compliance and Vice President of Clinical and Regulatory Affairs. Ms. Cadden received her B.S. degree from University of Guelph, Ontario, Canada, and M.S. degree in pharmacology from the University of Western Ontario.

        Melissa J. Packard, J.D., has served as our Vice President, Finance since September 2006, and as our Corporate Controller from April 2005 to August 2006. From February 2001 to March 2005, Ms. Packard served as Corporate Controller and Director of Financial Reporting at Harvard BioScience, Inc., a biotechnology company. Ms. Packard received her B.B.A. from the University of Massachusetts, and a J.D. degree from Tulane University School of Law.

        Andrew L. Sternlicht, M.D. has served as our Vice President of Medical Affairs and Corporate Development since May 2005. From March 2004 to May 2005, he served as our Vice President of Clinical Development. From November 2000 to March 2004, Dr. Sternlicht was at The Medicines Company, a biotechnology company, where he most recently was Executive Medical Director. Dr. Sternlicht is a board certified anesthesiologist and practiced anesthesiology for 13 years. He was on staff at St. Elizabeth's Medical Center in Boston for seven years and previously held the position of Assistant Professor of Anesthesiology at the Tufts University School of Medicine. Dr. Sternlicht also founded a company in the field of private nursing in September 2000. He currently serves in an advisory role to the company. Dr. Sternlicht received his B.A. and M.A. in molecular biology from the University of Pennsylvania and his M.D. from Yale University School of Medicine. He completed post-graduate medical residency and fellowship training at New York Hospital Cornell Medical Center and at Massachusetts General Hospital.

        Alan W. Dunton, M.D. has served as the non-executive Chairman of our board of directors since December 2005. Mr. Dunton is currently a consultant at Davierius LLC. Prior to joining our board of directors, he served as Chief Executive Officer of Metaphore Pharmaceuticals from January 2003 to December 2005, when we acquired Metaphore Pharmaceuticals, and was Chief Operating Officer of Emisphere Technologies, Inc., a biotechnology company, from January to December 2002. In addition, Dr. Dunton served as the President and Managing Director of the Janssen Research Foundation, a subsidiary of Johnson & Johnson, from October 1996 to December 2001. Dr. Dunton currently serves on the board of directors of MediciNova, Inc., pharmaceutical company, and Targacept, Inc., a biopharmaceutical company. Dr. Dunton received his M.D. degree from New York University School of Medicine and completed his post-graduate training in internal medicine at the New York University Medical Center and Bellevue Hospital VA Medical Center. He also completed a fellowship in Clinical Pharmacology at New York Hospital/Cornell Medical Center.

        Constantine E. Anagnostopoulos, Ph.D., has served as a member of our board of directors since December 2005. He has served as a member of the board of directors of Dyax Corporation, a biotechnology company, since 1991 and Genzyme Corporation from 1984 to 2005. From 1987 to 2004, Dr. Anagnostopoulos was the General Partner of Gateway Associates, a venture capital firm. From 1952 to 1987, Dr. Anagnostopoulos was an employee of Monsanto Company, having last served as Chairman and CEO of Monsanto Europe-Africa-Mideast. Dr. Anagnostopoulos has served on the

Presidential Council on Innovation and is the author of over 20 patents. He received a B.S. degree from Brown University and a Ph.D. in organic chemistry from Harvard University.

        Jerry C. Benjamin has served as a member of our board of directors since December 2005. Since 1985 Mr. Benjamin has worked for Advent Venture Partners, where he is a General Partner. He has served as a member of the board of directors of Orthofix International N.V., a medical device company, since 1992. Mr. Benjamin received his B.S. degree in chemical engineering from Clemson University.

        Joshua S. Boger, Ph.D., has served as a member of our board of directors since December 2005. He was a founder of Vertex Pharmaceuticals, Inc., a biotechnology company, and has served as Vertex's Chief Executive Officer since January 2000 and also as its President since February 2006. He also served as Chairman of Vertex's board of directors from January 2000 to May 2006. Dr. Boger received his B.A. in chemistry and philosophy from Wesleyan University and his M.S. and Ph.D. degrees in chemistry from Harvard University.

        Gerald A. Brunk has served as a member of our board of directors since April 2003. Since July 2002, he has been a Venture Partner at MDS Capital Corp. Prior to joining MDS Capital, Mr. Brunk was the Chief Operating Officer of ActiveCyte, Inc., a bioinformatics software company, from June 2000 to May 2002. Mr. Brunk received his B.A. in biology and economics from the University of Virginia and his M.B.A. from the Stanford University Graduate School of Business.

        Jeffrey T. Courtney has served as a member of our board of directors since January 2005. Since May 2002, Mr. Courtney has been a General Partner at VenGrowth Private Equity Partners Inc. Prior to joining VenGrowth, he was a Partner and Co-President of the Scientific Advisory Board at CDP Capital-Technology Ventures, formerly CDP Sofinov, from January 2001 to May 2002. Mr. Courtney received a B.S. degree in microbiology from the University of Guelph, Ontario, Canada.

        Walter Gilbert, Ph.D., has served as a member of our board of directors since 1997. He has also served as General Partner of Bioventures Investors since February 2003. Dr. Gilbert was awarded a Nobel Prize in Chemistry for the development of DNA sequencing in 1980. From 1985 to 2005, he held professorships at Harvard University in the Departments of Physics, Biophysics, Biochemistry, Biology, and Molecular and Cellular Biology. In addition, Dr. Gilbert currently holds the position of Vice Chairman of the board of directors of Myriad Genetics, a biopharmaceutical company, and serves as a Director of Memory Pharmaceuticals, a biopharmaceutical company. He received his B.S. degree in chemistry and physics from Harvard University and his Ph.D. degree in mathematics from the University of Cambridge, England.

        Michael E. Hanson has served as a member of our board of directors since October 2005. Since January 2001, Mr. Hanson has held the position of Founding Partner at Barnard Life Sciences, LLC, a health care consulting company. Prior to that, from 1973 until his retirement in 1997, Mr. Hanson held various senior management positions in the Sales and Marketing division of Eli Lilly and Company. From 1998 until 2001, Mr. Hanson served as a member of the board of directors of MGI Pharma, Inc., a biotechnology company, and he continues to serve as a Director for Indevus Pharmaceuticals, Inc., a biotechnology company. Mr. Hanson received his B.S. degree in pharmacy from North Dakota State University and his M.S. degree in hospital pharmacy administration from the University of Minnesota.

        David J. McLachlan has served as a member of our board of directors since March 2006. From June 2002 until his retirement in June 2004, he was Senior Advisor to the Chairman and Chief Executive Officer of Genzyme Corporation. From January 2000 to June 2002, Mr. McLachlan served as Executive Vice President and Chief Financial Officer of Genzyme. Mr. McLachlan currently serves on the boards of the Dyax Corporation, a biotechnology company, Skyworks Solutions, Inc., a wireless semiconductor company, and HearUSA, Inc., a hearing care company. He received his B.A. from Harvard College and his M.B.A. from the Harvard Business School.

        John W. Littlechild has served as a member of our board of directors since September 2001. A Managing Director of HealthCare Ventures LLC since 1992, he has been in the in the venture capital industry since 1980 when he joined Citicorp Venture Capital in London. Subsequently, he joined the Advent Group, opening the London office of Advent U.K. and then became the Founding General Partner of Advent International in Boston. Mr. Littlechild is a member of the board of Fellows of the Council for Harvard Medicine. Mr. Littlechild has served as a director for Nitromed, Inc., a biotechnology company, since 1999. He received his B.S. degree from the University of Manchester in England and his M.B.A. degree from the Manchester Business School.

Board Composition and Election of Directors

        Our board of directors is currently authorized to have, and we currently have, eleven members, each of whom is eligible to be elected for a new one year term at our next annual meeting of stockholders. Our certificate of incorporation to be effective upon the closing of this offering provides that our directors may be removed only for cause and by the affirmative vote of the holders of a majority of our voting stock.

        All of our current directors, except Steven C. Gilman, Ph.D. and Alan W. Dunton, M.D., are independent directors, as defined by the applicable rules of The NASDAQ Global Market. We refer to these directors as our "independent directors." There are no family relationships among any of our directors or executive officers.

Board Committees

        Our board has established an audit committee, a nominating and corporate governance committee and a compensation committee.

Audit Committee

        The members of our audit committee are Messrs. McLachlan, Benjamin and Dr. Boger. Mr. McLachlan chairs the audit committee. Our audit committee assists our board of directors in its oversight of the integrity of our financial statements, our independent registered public accounting firm's qualifications and independence and the performance of our independent registered public accounting firm.

        Upon closing of this offering, our audit committee's responsibilities will include:

  •
  appointing, approving the compensation of, and assessing the independence of our independent registered public accounting firm;

  •
  overseeing the work of our independent registered public accounting firm, including through the receipt and consideration of reports from our independent registered public accounting firm;

  •
  reviewing and discussing with management and the independent registered public accounting firm our annual and quarterly financial statements and related disclosures;

  •
  monitoring our internal control over financial reporting, disclosure controls and procedures and code of business conduct and ethics;

  •
  establishing policies regarding procedures for the receipt and retention of accounting related complaints and concerns;

  •
  meeting independently with our independent registered public accounting firm and management; and

  •
  preparing the audit committee report required by Securities and Exchange Commission, or SEC, rules.

        All audit and non-audit services to be provided to us by our independent registered public accounting firm must be approved in advance by our audit committee.

        Our board of directors has determined that Mr. McLachlan is an "audit committee financial expert" as that term is defined by the applicable rules and regulations of the SEC. We believe that the composition of our audit committee will meet the requirements for independence under the current The NASDAQ Global Market and SEC rules and regulations.

Nominating and Corporate Governance Committee

        Messrs. Brunk, Hanson and Littlechild are the members of our nominating and corporate governance committee. Mr. Brunk chairs the committee.

        Our nominating and corporate governance committee's responsibilities include:

  •
  recommending to our board of directors the persons to be nominated for election as directors and to each of the board of director's committees;

  •
  conducting searches for appropriate directors;

  •
  reviewing the size, composition and structure of our board of directors;

  •
  developing and recommending to our board of directors corporate governance principles;

  •
  overseeing a periodic self-evaluation of our board of directors and any board committees.

Compensation Committee

        Mr. Hanson, Dr. Anagnostopoulos and Dr. Gilbert are the members of our compensation committee. Mr. Hanson is the chair of the committee. Our compensation committee assists our board of directors in the discharge of its responsibilities relating to the compensation of our executive officers and directors.

        Our compensation committee's responsibilities include:

  •
  assisting the board of directors in developing and evaluating potential candidates for executive positions, including the chief executive officer, and overseeing the development of executive succession plans;

  •
  reviewing and approving on an annual basis the corporate goals and objectives with respect to compensation for the chief executive officer;

  •
  evaluating the chief executive officer's performance setting the chief executive officer's annual compensation, including salary, bonus, incentive and equity compensation;

  •
  reviewing and approving on an annual basis the evaluation process and compensation structure for our officers and overseeing management's decisions concerning the performance and compensation of our officers;

  •
  evaluating the performance of our executive officers and approving the annual compensation, including salary, bonus, incentive and equity compensation, for such executive officers;

  •
  reviewing and approving non-routine employment agreements, severance arrangements and change in control agreements and provisions when, and if, appropriate, as well as any special supplemental benefits;

  •
  reviewing major organizational and staffing matters;

  •
  overseeing and administering, and making recommendations to our board of directors with respect to, our cash and equity incentive plans; and

  •
  preparing the compensation committee report required by SEC rules.

Compensation Committee Interlocks and Insider Participation

        None of our executive officers serves as a member of the board of directors or compensation committee, or other committee serving an equivalent function, of any entity that has one or more of its executive officers serving as a member of our board of directors or our compensation committee. None of the members of our compensation committee has ever been our employee.

Director Compensation

        In April 2006, our board of directors approved the compensation committee's suggested guidelines for compensation of our non-employee directors who are also not associated with a venture capital firm that has made an investment in us. Under these guidelines, each director will receive annual cash compensation of $10,000 for service as a member of the board of directors, an additional $2,500 for membership, other than as chairman, on the audit, compensation or nominating and corporate governance committee, an additional $5,000 for service as chairman of the compensation or nominating and corporate governance committee, an additional $7,500 for service as chairman of the audit committee, and an additional $24,000 for service as chairman of the board of directors. The foregoing compensation is contingent upon having attended 75% of the meetings of both the board of directors and any committee of the board of directors on which such director participates. In addition, new directors are entitled to receive an initial option grant to purchase 5,000 shares of common stock upon becoming a member of the board of directors, and existing directors are entitled to receive an annual option grant to purchase 2,500 shares of common stock. The board of directors may also grant compensation to directors as appropriate.

        We reimburse each non-employee member of our board of directors for out-of-pocket expenses incurred in connection with attending our board and committee meetings.

Executive Compensation

        The following summary compensation table sets forth the compensation paid or accrued for the year ended December 31, 2005 to our chief executive officer and the four other highest paid executive officers who were serving as executive officers on December 31, 2005 and whose total annual compensation exceeded $100,000 for the year ended December 31, 2005. We use the term "named executive officers" to refer to these people later in this prospectus.

Summary Compensation Table

	Annual Compensation					Long-Term Compensation Awards Shares Underlying Options
Name and Principal Position							All Other Compensation
	Year	Salary		Bonus(1)
Steven C. Gilman, Ph.D.	2005	$312,000		$120,000		130,000	$—
President and Chief Executive Officer
Glenn M. Kazo, M.S.	2005	250,000		75,000		47,500	—
Vice President and Chief Business Officer
Suzanne Cadden, M.S.(2)	2005	146,122	(3)	43,950	(3)	59,000	—
Vice President, Clinical Operations and Regulatory Affairs
Andrew L. Sternlicht, M.D.	2005	260,000		66,250		30,000	—
Vice President, Medical Affairs and Corporate Development
James L. Warren(4)	2005	208,000		52,000		30,000	—
Vice President of Finance and Administration and Chief Financial Officer

(1)
All bonus amounts represent bonuses due to 2005 performance that were paid in January 2006.

(2)
Ms. Cadden's employment with ActivBiotics (Canada) Inc. began in March 2005.

(3)
Ms. Cadden's salary is paid in Canadian dollars. The conversion to U.S. dollars is based on the average conversion rate for the period March 15, 2005 through December 31, 2005.

(4)
Mr. Warren ceased to be our Vice President of Finance and Administration and Chief Financial Officer in June 2006.

Stock Option Grants

        The following table contains information regarding grants of stock options to purchase shares of our common stock made to our named executive officers during the year ended December 31, 2005.

        Amounts in the following table represent potential realizable gains that could be achieved for the options if exercised at the end of the option term. The 5% and 10% assumed annual rates of compounded stock price appreciation are calculated based on the requirements of the SEC and do not represent an estimate or projection of our future common stock prices. These amounts represent assumed rates of appreciation in the value of our common stock from the fair market value on the date of grant. Actual gains, if any, on stock option exercises depend on the future performance of the common stock and overall stock market conditions. The amounts reflected in the following table may not necessarily be achieved.

Option Grants in Last Fiscal Year

					Potential Realizable Value of Assumed Annual Rates of Stock Price Appreciation for Option Term(3)
	Individual Grants
	Number of Securities Underlying Options Granted (#)	Percent of Total Options Granted to Employees in Fiscal Year(1)
Name			Exercise Price Per Share(2)	Expiration Date
					5%($)	10%($)
Steven C. Gilman, Ph.D.	130,000	37.8%	$2.00	4/28/2015	$1,645,807	$2,774,679
Glenn M. Kazo, M.S.	47,500	13.8%	2.00	4/28/2015	601,352	1,013,825
Suzanne Cadden, M.S.	59,000	17.2%	2.00	4/28/2015	746,943	1,259,277
Andrew L. Sternlicht, M.D.	30,000	8.7%	2.00	4/28/2015	379,802	640,310
James L. Warren(4)	30,000	8.7%	2.00	4/28/2015	379,802	640,310

(1)
The figures representing percentages of total options granted to employees in the last fiscal year are based on a total of 343,600 option shares granted to our employees during fiscal year 2005.

(2)
The exercise price of each option granted was equal to the fair market value of our common stock as valued by our board of directors on the dates of grant. The exercise price may be paid in cash, cash equivalents, or shares of our common stock.

(3)
The dollar amounts under these columns are the result of calculations at rates set by the SEC and, therefore, are not intended to forecast possible future appreciation, if any, in the price of the underlying common stock. The potential realizable values are calculated using the assumed initial public offering price of $9.00 per share, which is the midpoint of the price range listed on the cover page of this prospectus, and assuming that the market price appreciates from this price at the indicated rate for the entire term of each option and that each option is exercised and sold on the last day of its term at the assumed appreciated price.

(4)
Mr. Warren ceased to be our Vice President of Finance and Administration and Chief Financial Officer in June 2006.

Option Exercises and Year-End Option Values

        The following table provides information about the number and value of shares underlying options held by our named executive officers at December 31, 2005. Our named executive officers did not exercise any of their options in 2005. There was no public trading market for our common stock as of December 31, 2005. Accordingly, as permitted by the rules of the SEC, we have calculated the value of unexercised in-the-money options at fiscal year-end assuming that the fair market value of our common stock as of December 31, 2005 was equal to the assumed initial public offering price of $9.00 per share, which is the midpoint of the price range listed on the cover page of this prospectus, less the aggregate exercise price.

2005 Fiscal Year-End Option Values

	Number of Securities Underlying Unexercised Options at December 31, 2005
			Value of Unexercised In-the-Money Options at December 31, 2005
Name
	Exercisable	Unexercisable	Exercisable	Unexercisable
Steven C. Gilman, Ph.D.	69,250	207,750	$484,750	$1,454,250
Glenn M. Kazo, M.S.	19,125	57,375	133,875	401,625
Suzanne Cadden, M.S.	7,500	51,500	52,500	360,500
Andrew L. Sternlicht, M.D.	14,750	44,250	103,250	309,750
James L. Warren(1)	25,096	33,903	175,672	237,321

(1)
Mr. Warren ceased to be our Vice President of Finance and Administration and Chief Financial Officer in June 2006.

Employment Agreements

        Steven C. Gilman, Ph.D.    Pursuant to an employment agreement, dated as of January 9, 2004, we employ Dr. Gilman as our President and Chief Executive Officer. Under this agreement, Dr. Gilman was entitled to an initial annual base salary of $300,000. Dr. Gilman's current base salary is $326,040. The agreement provides that Dr. Gilman is also eligible to receive an annual cash bonus of up to 33% of his then current base salary at the end of each year in which he is employed by us. Dr. Gilman's eligibility for this bonus is determined in advance based on criteria mutually agreed upon by our board of directors and Dr. Gilman. Notwithstanding the foregoing, the amount of the bonus, as well as whether any such bonus will be awarded at all, will be determined at the sole discretion of our board of directors. Dr. Gilman is also entitled to participate in benefit programs available to other employees, to the same extent as, and subject to the same terms, conditions and limitations applicable to, our other employees. In connection with the execution of the agreement, we initially granted Dr. Gilman an option to purchase 147,000 shares of our common stock, which vests over four years.

        Dr. Gilman's employment with us is on an "at-will" basis. Upon the termination of his employment by us other than for cause, or upon termination by Dr. Gilman for good reason, Dr. Gilman has the right to receive (1) six months of salary continuation payments at his base salary rate in effect as of his date of termination, payable in accordance with our regular payroll practices, (2) six months of continued subsidization of his health insurance benefits to the same extent that we are paying for or subsidizing such health insurance benefits at the time of termination, and (3) up to an additional six months of salary continuation payments and benefits until Dr. Gilman finds full-time employment as a senior executive in a biopharmaceutical company. Further, if the termination is the result of a change of control, all of Dr. Gilman's unexercised stock options will vest as of his date of termination. In addition, Dr. Gilman executed an invention and non-disclosure agreement that prohibits him from competing with us during the term of his employment and for one year after termination of his employment.

        Other Executive Officers.    We have entered into employment agreements with Glenn M. Kazo, M.S., and Andrew L. Sternlicht, M.D. In addition, ActivBiotics (Canada) Inc. has entered into an employment agreement with Suzanne Cadden, M.S.

        Under their respective agreements, Mr. Kazo is entitled to an initial base salary of $250,000, Dr. Sternlicht is entitled to an initial base salary of $260,000, and Ms. Cadden is entitled to an initial base salary of CAD $210,000. Mr. Kazo's current base salary is $260,000. Dr. Sternlicht's current base salary is $275,000. Ms. Cadden's current base salary is CAD $230,000. Our employment agreements with Mr. Kazo and Dr. Sternlicht each provide that the executive is eligible to receive a bonus of up to 30% of his base salary annually. Our employment agreement with Ms. Cadden provides that she is eligible to receive a bonus of up to 25% of her base salary annually. Our board of directors will determine these bonus payouts based on each executive's individual performance, as well as company and management performance generally against agreed upon objectives. The amount of the bonus, as well as whether any such bonus will be rewarded at all, will be determined at the sole discretion of our board of directors. Under the terms of his employment agreement, Mr. Kazo received a signing bonus of $20,000. Under the terms of her employment agreement, Ms. Cadden received a signing bonus of CAD $5,000. In connection with the execution of these agreements, we initially granted each of Mr. Kazo, Ms. Cadden and Dr. Sternlicht an option to purchase 29,000 shares of our common stock. Each of these options vests over four years.

        Our employment agreements with Mr. Kazo, Dr. Sternlicht, and Ms. Cadden have no specified term and are "at will". If Mr. Kazo is terminated without cause, we will be obligated to pay him six months salary continuation payments at his base salary rate in effect as of the date of his termination. If Dr. Sternlicht is terminated without cause, then we will be obligated to pay him three months of base salary following that termination. If Ms. Cadden is terminated without cause, we will be obligated to pay her up to five months of base salary following termination, unless she is able to obtain alternate employment within that five month period. Regardless, we are required to pay her three months of base salary at a minimum, and also continue all benefits coverage offered to her at the time of her termination for the minimum period required by applicable employment standards legislation.

        We also entered into an employment agreement in March 2002 with James L. Warren, our former Vice President of Finance and Administration and Chief Financial Officer whose employment with us ceased on June 14, 2006. Under his agreement, Mr. Warren was entitled to an initial base salary of $190,000 and was eligible for a bonus of up to $25,000 annually. The term of Mr. Warren's employment with us was "at will", but if Mr. Warren was terminated without cause we would have been obligated to pay him up to three months of base salary following terminated. In June 2006, Mr. Warren resigned from his position as Vice President of Finance and Administration and Chief Financial Officer and in connection therewith we signed a consulting agreement with Mr. Warren, pursuant to which we agreed to retain Mr. Warren as a consultant for a 12 month period and to allow for continued vesting of his options during this period.

        Each of Mr. Kazo, Dr. Sternlicht, Ms. Cadden and Mr. Warren executed an invention and non-disclosure agreement that prohibits each of these executives from competing with us during the term of employment and for one year after the termination of such executive's employment.

Stock Option and Other Compensation Plans

1998 Stock Option Plan

        Our 1998 stock option plan was originally adopted by the board of directors, and approved by the stockholders, of Metaphore Pharmaceuticals. We assumed this plan in connection with our acquisition of Metaphore Pharmaceuticals. The plan provides for the grant of both incentive and nonstatutory stock options to purchase shares of our common stock and stock appreciation rights, in each case to our employees, directors, advisors and consultants.

        In accordance with the terms of the 1998 stock option plan, our board of directors or one or more committees appointed by the board of directors administers the plan.

        Under our 1998 stock option plan, if a merger occurs in which our stockholders before the merger own less than 50% of our voting power after the merger, a liquidation occurs following a sale of substantially all of our assets, a person or group acquires more than 20% of our voting power other than in a financing transaction or 50% of our board members change in a two year period, the board of directors may, without limitation (1) provide for the acceleration of the vesting of time periods relating to the exercise or realization of an option or stock appreciation right under the plan, (2) provide for the purchase of any outstanding options or stock appreciation rights for the net amount that would have been attained upon exercise or realization if the option or right had been currently exercisable or payable, (3) make adjustments to the terms of outstanding options or stock appreciation rights as are necessary to reflect the change of control, or (4) cause the outstanding options or stock appreciation rights to be assumed, or new options or rights to be substituted, by the acquirer. If a plan participant is terminated without cause within one year following a change of control of the company, that participant's options or stock appreciation rights shall automatically vest.

        As of September 30, 2006, there were options to purchase 239,874 shares of common stock outstanding under the 1998 stock option plan. We have not granted any stock options or other equity incentive awards under the 1998 stock option plan since our acquisition of Metaphore Pharmaceuticals and do not plan to do so after the closing of this offering.

        Our 1998 stock option plan will continue in full force and effect until terminated.

2000 Stock Option Plan

        Our 2000 stock option plan was adopted by our board of directors. The plan provides for the grant of stock options to purchase shares of our common stock to our employees, officers, directors, advisors and consultants.

        In accordance with the terms of the 2000 stock option plan, our board of directors or one or more committees appointed by the board of directors administers the plan.

        Under our 2000 stock option plan, if a merger in which our stockholders before the merger own less than 50% of our voting power after the merger, a liquidation or a sale of all or substantially all of our assets occurs, the board of directors shall (1) provide that such options shall be assumed, or equivalent options shall be substituted, by the acquiring or succeeding corporation or its affiliate, (2) accelerate in full the vesting schedule of all outstanding options as of a specified time prior to the event and provide that any unexercised options will terminate prior to the event, (3) in the event of a merger for cash consideration, make or provide for a cash payment for each option equal to the difference between the merger consideration and the exercise price, or (4) provide that all or any outstanding options shall become exercisable in full immediately prior to such event.

        As of September 30, 2006, there were options to purchase 19,762 shares of common stock outstanding under the 2000 stock option plan. We do not currently grant stock options or other equity incentive awards under the 2000 stock option plan and also do not plan to do so after the closing of this offering.

        Our 2000 stock option plan will continue in full force and effect until terminated.

2001 Equity Incentive Plan

        Our 2001 equity incentive plan was adopted by our board of directors and approved by our stockholders. The plan provides for the grant of incentive stock options, within the meaning of Section 422 of the Internal Revenue Code, to employees, non-qualified stock options, restricted and non-restricted stock awards, and restricted stock unit awards to our employees, directors and consultants or those of our affiliates.

        In accordance with the terms of the 2001 equity incentive plan, our board of directors or one or more committees appointed by the board of directors administers the plan.

        Under our 2001 equity incentive plan, if a merger in which our stockholders before the merger own less than 50% of our voting power after the merger or a sale of all or substantially all of our assets occurs, subject to any provisions in outstanding awards that provide for greater rights, then (1) the vesting schedule of any then outstanding options shall accelerate in full and terminate to the extent not exercised prior to the acquisition, if not otherwise assumed or replaced by the acquiring entity, and (2) the vesting of all outstanding shares and units of restricted stock will accelerate if our right to reacquire such shares and units is not assigned to the acquiring entity. In the event that an employee who holds options, restricted stock or restricted stock units is terminated in connection with the merger or sale, the board or one of its committees has the discretion to accelerate the vesting of that individual's outstanding options or restricted stock.

        Subject to any provisions in outstanding awards providing for greater rights, in the event of a change in control, including a change in control that is an acquisition, the board or committee has discretion to provide for (1) the automatic acceleration of outstanding options and (2) the termination of one or more of our repurchase rights with respect to restricted stock or restricted stock units that do not otherwise terminate upon the change in control, in the event the employment of the grantee should subsequently terminate following the change in control.

        As of September 30, 2006, there were options to purchase 657,456 shares of common stock outstanding under the 2001 equity incentive plan and 848,337 available for future grant.

        Our 2001 equity incentive plan will continue in full force and effect until terminated.

2006 Equity Incentive Plan

        In July 2006, our board of directors approved our 2006 equity incentive plan, and in October 2006 our stockholders approved such plan, to become effective on the closing of this offering. The 2006 equity incentive plan provides for the grant of incentive stock options, within the meaning of Section 422 of the Internal Revenue Code, to employees, non-qualified stock options, restricted and non-restricted stock awards, and restricted stock unit awards to our employees, directors, and consultants or those of our affiliates.

        The aggregate number of shares of our common stock that may be issued under the 2006 equity incentive plan shall initially be 300,000, with the number of shares available for awards under the 2006 equity incentive plan automatically increasing by (i) an additional 500,000 shares on each of January 1, 2007 and January 1, 2008, and (ii) an additional number of shares on each January 1 thereafter, beginning with January 1, 2009, equal to the lesser of (a) 2.5% of the fully-diluted capitalization of our company as of such date, including for this purpose all outstanding options, warrants and other rights to acquire, whether directly or indirectly, the common stock of our company, whether vested or not, and (b) 400,000 shares of our common stock. The aggregate number of shares of common stock that may be granted in any calendar year to any one person pursuant to the 2006 equity incentive plan may not exceed 25% of the aggregate number of shares of our common stock that may be issued pursuant to the 2006 equity incentive plan.

        Our compensation committee of our board of directors will administer the 2006 equity incentive plan. Subject to the provisions of the 2006 equity incentive plan, the compensation committee has the discretion to determine when grants are made, which directors, employees or consultants receive grants, whether a grant will be in the form of an incentive stock option, a nonqualified stock option, a restricted or non-restricted stock award, or a restricted stock unit award, the number of shares subject to each grant, and all other relevant terms of each grant, including vesting and acceleration of vesting, if any. The compensation committee also has broad discretion to construe and interpret the 2006 equity incentive plan and adopt rules and regulations thereunder.

        In the event of a merger in which our stockholders before the merger own less than 50% of our voting power after the merger, a sale of substantially all of our assets, or a person or group acquire more than 50% of our outstanding capital stock before this offering or 20% after this offering, the compensation committee shall have the right to provide for any and all of the following: (1) the acceleration of some or all outstanding options that are not exercisable in full at that time, (2) the termination of any or all of our repurchase rights with respect to awards of restricted stock or restricted stock units outstanding at that time, (3) the assumption of, or substitution of outstanding options with equivalent options, by the acquiring entity, or (4) the termination of all options that remain outstanding at that time. In the event that outstanding options are terminated, the compensation committee may determine that we need to make payments to the holders of such terminated options.

        Our board of directors may amend, modify, or terminate our 2006 equity incentive plan at any time, subject to applicable rules and law and the rights of holders of outstanding awards. Unless the plan is earlier terminated by the board of directors, awards may be granted under the plan until July 2016.

2006 Director Option Plan

        In July 2006, our board of directors approved our 2006 director option plan, and in October 2006 our stockholders approved such plan, to become effective on the closing of this offering. The 2006 director option plan provides for the grant of stock options to our directors who are not our employees in order to promote the recruiting and retention of highly qualified directors. The aggregate number of shares of our common stock that are issuable upon stock options granted under the 2006 director option plan shall initially be 100,000, with the number of shares available for awards under the 2006 director option plan automatically increasing by (i) an additional 50,000 shares on each of January 1, 2007 and January 1, 2008, and (ii) a number of additional shares equal to the lesser of (a) 0.6% of the fully-diluted capitalization of our company on each January 1 thereafter, beginning with January 1, 2009, including for this purpose all outstanding options, warrants and other rights to acquire, whether directly or indirectly, the common stock of our company, whether vested or not, and (b) 100,000 shares of our common stock.

        The 2006 director option plan will be administered by our compensation committee. Subject to the provisions of the 2006 director option plan, the compensation committee has been granted the discretion to determine when awards are made, which directors receive awards, the number of shares subject to each award and all other relevant terms of the award. The 2006 director option plan provides that, in addition to any other grants made at the discretion of the compensation committee, each new director shall automatically receive an initial grant of options to purchase 5,000 shares of common stock upon being elected to the board of directors, and an annual grant of options to purchase 2,500 shares of common stock for each year of service on the board of directors.

        The compensation committee also has been granted broad discretion to construe and interpret the 2006 director option plan and adopt rules and regulations thereunder.

        In the event of a merger in which our stockholders before the merger own less than 50% of our voting power after the merger, a sale of substantially all of our assets, or a person or group acquire more than 50% of our outstanding capital stock before this offering or 20% after this offering, the compensation committee shall have the right to provide for any and all of the following: (1) the acceleration of some or all outstanding options that are not exercisable in full at that time, (2) the assumption of, or substitution of outstanding options with equivalent options, by the acquiring entity, or (3) the termination of all options that remain outstanding at that time. In the event that outstanding options are terminated, the compensation committee may determine that we need to make payments to the holders of such terminated options.

        No awards may be granted under our 2006 director option plan after July 2016, or earlier if our board of directors terminates the plan prior to that time.

2006 Employee Stock Purchase Plan

        In July 2006, our board of directors approved our 2006 employee stock purchase plan, and in October 2006 our stockholders approved such plan, to become effective upon the closing of this offering. The 2006 employee stock purchase plan authorizes the issuance of up to an aggregate of 240,000 shares of our common stock to eligible employees. The 2006 employee stock purchase plan will automatically terminate five years after the effective date of this offering, unless our board of directors terminates it prior to that time.

        The 2006 employee stock purchase plan, which is intended to qualify under Section 423 of the Internal Revenue Code, will be implemented by a series of six-month offering periods, which are expected to commence on January 1 and July 1 of each year. Each offering period will generally consist of a consecutive six-month purchase period, and at the end of each six-month period an automatic purchase will be made for participants. The 2006 employee stock purchase plan will be administered by the board of directors or by a committee appointed by the board. Employees are eligible to participate if we employ them for at least 20 hours per week and more than five months per year. Eligible employees may purchase common stock through payroll deductions only after the effectiveness of an appropriate registration statement, which in any event must be at least 1% but may not exceed 15% of an employee's compensation, at a price equal to the lower of 85% of the fair market value of the common stock at the beginning of each offering period or at the end of each purchase period.

        Under the 2006 employee stock purchase plan, no employee shall be granted an option under the plan if immediately after the grant the employee would own stock, including any outstanding options to purchase stock, equaling 5% or more of the total voting power or value of all classes of our stock. In addition, the 2006 employee stock purchase plan provides that no employee shall be granted an option under the 2006 employee stock purchase plan if the option would permit the employee to purchase stock under all of our employee stock purchase plans in an amount that exceeds $25,000 of the fair market value of such stock for each calendar year in which the option is outstanding at any time. The board of directors may, at its discretion, prior to the beginning of an offering period, subject the shares acquired (or to be acquired) by employees for such offering period to transfer restrictions.

        In the event of a merger or consolidation of us with and into another person or entity or the sale of transfer of all or substantially all of our assets, each right to purchase stock under the 2006 employee stock purchase plan will be assumed, or an equivalent right will be substituted by, the successor corporation. In the event that the successor corporation refuses to assume each purchase right or to substitute an equivalent right, any ongoing offering period will be shortened so that employees' rights to purchase stock under the 2006 employee stock purchase plan are exercised prior to the transaction, unless the employee has withdrawn. The board of directors has the power to amend or terminate the 2006 employee stock purchase plan and to change or terminate offering periods as long as any action does not adversely affect any outstanding rights to purchase stock; provided, however, that our board of directors may amend or terminate the 2006 employee stock purchase plan or an offering period even if it would adversely affect outstanding options in order to avoid our incurring adverse accounting charges or if the board determines that termination of the plan and/or offering period is in our best interest and the best interest of our stockholders.

401(k) Plan

        We have established a 401(k) plan to allow our employees to save on a tax-favorable basis for their retirements. Under the terms of the plan, we will match contributions made by employees pursuant to the plan as follows: 100% of contribution up to 3% of the employee's salary, plus 50% of the next 2% of salary contributed.

Limitation of Liability and Indemnification of Officers and Directors

        Our certificate of incorporation and by-laws that will be in effect upon the closing of this offering limit the personal liability of directors for breach of fiduciary duty to the maximum extent permitted by the Delaware General Corporation Law. Our certificate of incorporation provides that no director will have personal liability to us or to our stockholders for monetary damages for breach of fiduciary duty or other duty as a director. However, these provisions do not eliminate or limit the liability of any of our directors:

  •
  for any breach of their duty of loyalty to us or our stockholders;

  •
  for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

  •
  for voting or assenting to unlawful payments of dividends or other distributions; or

  •
  for any transaction from which the director derived an improper personal benefit.

        Any amendment to or repeal of these provisions will not eliminate or reduce the effect of these provisions in respect of any act or failure to act, or any cause of action, suit or claim that would accrue or arise prior to any amendment or repeal or adoption of an inconsistent provision. If the Delaware General Corporation Law is amended to provide for further limitations on the personal liability of directors of corporations, then the personal liability of our directors will be further limited in accordance with the Delaware General Corporation Law.

        In addition, our certificate of incorporation provides that we must indemnify our directors and officers and we must advance expenses, including attorneys' fees, to our directors and officers in connection with legal proceedings, subject to very limited exceptions.

        We have entered into, and intend to continue to enter into, agreements with all of our independent directors who are not affiliated with our 5% stockholders. These agreements, among other things, require us to indemnify these directors for specific expenses, including attorney fees, judgments, fines and settlement amounts incurred in any action or proceeding arising out of their services as a director, to the fullest extent permitted by the Delaware General Corporation Law. In the event of such an action, these directors will also have the right to payment in advance of any of their expenses in connection with such action.

        In connection with our acquisition of Metaphore Pharmaceuticals, we assumed the contractual obligation to indemnify Dr. Dunton, the former chief executive officer of Metaphore Pharmaceuticals, in connection with a lawsuit which has been filed against Metaphore Pharmaceuticals and Dr. Dunton, in his individual capacity, by a former employee of Metaphore Pharmaceuticals.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

        Since January 1, 2003, we engaged in the following transactions with our directors, executive officers and holders of more than 5% of our voting securities on an as converted to common stock basis, and affiliates of our directors, executive officers and holders of more than 5% of our voting securities. The following related party transactions are in addition to the compensation agreements and other arrangements we have made which are described as required in "Management." We believe that all of these transactions were on terms as favorable as could have been obtained from unrelated third parties.

Private Placements of Securities, Issuance of Debentures and Metaphore Acquisition

        In April 2003 and January 2004, we issued an aggregate of 1,321,250 shares of our series B redeemable convertible preferred stock at a price of $20.00 per share for total cash proceeds to us of approximately $26.4 million before transaction expenses.

        In December 2004, we issued an aggregate of 955,124 shares of our series C redeemable convertible preferred stock at a price of approximately $10.28 per share for total cash proceeds to us of approximately $9.8 million before transaction expenses.

        In December 2004, ActivBiotics (Canada) Inc. issued a debenture to each of Canadian Medical Discoveries Fund and VenGrowth Advanced Life Sciences Fund in an aggregate principal amount of approximately CAD $12.4 million, or $10.0 million. These debentures were cancelled in March 2005 in connection with the equity financing of ActivBiotics (Canada) Inc.

        In March 2005, ActivBiotics (Canada) Inc. issued 19,455,252 shares of its Class C shares at a price of approximately CAD $0.635 per share and 80 shares of its Class A shares at a price of approximately CAD $0.01 per share. The debentures issued in December 2004 were cancelled in March 2005 in connection with the equity financing of ActivBiotics (Canada) Inc.

        In December 2005, in connection with our acquisition of Metaphore Pharmaceuticals, we issued an aggregate of 3,815,325 shares of our series C-2 redeemable convertible preferred stock to the former stockholders of Metaphore Pharmaceuticals, in exchange for all of Metaphore Pharmaceuticals' outstanding capital stock. Immediately prior to our acquisition of Metaphore Pharmaceuticals, entities affiliated with HealthCare Ventures and MDS Capital owned approximately 42% of Metaphore Pharmaceuticals' outstanding capital stock and 41% of our outstanding capital stock.

        In August 2006, Canadian Medical Discoveries Fund and VenGrowth Advanced Life Sciences Fund provided written notice, pursuant to a Put and Support Agreement, dated as of March 22, 2005, that, immediately prior to and contingent upon the closing of this offering, they will exercise their put rights. Accordingly, immediately prior to and contingent upon the closing of this offering, we will issue an aggregate of 972,762 shares of our series C-1 redeemable convertible preferred stock in exchange for the same number of shares of ActivBiotics (Canada) Inc. held by Canadian Medical Discoveries Fund and VenGrowth Advanced Life Sciences Fund.

        The following table sets forth the number of shares of series B redeemable convertible preferred stock, series C redeemable convertible preferred stock, series C-1 redeemable convertible preferred stock and series C-2 redeemable convertible preferred stock issued or sold in an amount greater than $60,000 to our 5% stockholders and directors and their affiliates in the above financings and in connection with our acquisition of Metaphore Pharmaceuticals. The following table assumes the issuance of 972,762 shares of series C-1 redeemable convertible preferred stock to our joint venture partners in ActivBiotics (Canada) Inc. in exchange for their shares in ActivBiotics (Canada) Inc., pursuant to the exercise of their put rights. The shares of series B redeemable convertible preferred stock will convert automatically on a 1-for-1.33 basis into shares of our common stock upon the closing of this offering. The series C redeemable convertible preferred stock and series C-1 redeemable convertible preferred stock will convert automatically on a 1-for-1.11 basis into shares of our common stock upon the closing of this offering. The series C-2 redeemable convertible preferred stock referred to in the table will convert automatically on a 1-for-1 basis into shares of our common stock upon the closing of this offering.

Name	Number of Shares of Series B Redeemable Convertible Preferred Stock	Number of Shares of Series C Redeemable Convertible Preferred Stock	Number of Shares of Series C-1 Redeemable Convertible Preferred Stock	Number of Shares of Series C-2 Redeemable Convertible Preferred Stock
Entities affiliated with HealthCare Ventures(1)	475,000	428,066	—	1,299,753
Entities affiliated with Advent Ventures(2)	—	—	—	827,676
Entities affiliated with MDS Capital(3)	250,000	194,552	—	214,005
Entities affiliated with Delphi Ventures(4)	174,999	164,640	—	—
VenGrowth Advanced Life Sciences Fund(5)	—	—	486,381	—
Canadian Medical Discoveries Fund	—	—	486,381	—
BioVentures Investors Limited Partnership II(6)	125,000	97,276	—	—
Constantine E. Anagnostopoulos, Ph.D.				13,965
Joshua S. Boger, Ph.D.	—	—	—	10,095
Total	1,024,999	884,534	972,762	2,365,494

(1)
Includes 475,000 shares of series B redeemable convertible preferred stock, 428,066 shares of series C redeemable convertible preferred stock and 1,002,130 shares of series C-2 redeemable convertible preferred stock issued to HealthCare Ventures VI, L.P. ("HCVVI"), and 297,623 shares of series C-2 redeemable convertible preferred stock issued to HealthCare Ventures VII, L.P. ("HCVVII"). Mr. Littlechild, one of our directors, is a general partner of each of HealthCare Partners VI, L.P., the general partner of HCVVI, and HealthCare Partners VII, L.P., the general partner of HCVVII.

(2)
Includes 4,050 shares of series C-2 redeemable convertible preferred stock issued to Advent Management III Limited Partnership, 418,835 shares of series C-2 redeemable convertible preferred stock issued to Advent Private Equity Fund III "A" Limited Partnership, 205,231 shares of series C-2 redeemable convertible preferred stock issued to Advent Private Equity Fund III "B" Limited Partnership, 57,248 shares of series C-2 redeemable convertible preferred stock issued to Advent Private Equity Fund III "C" Limited Partnership, 112,607 shares of series C-2 redeemable convertible preferred stock issued to Advent Private Equity Fund III "D" Limited Partnership, 13,501 shares of series C-2 redeemable convertible preferred stock issued to Advent Private Equity Fund III Affiliates, and 16,202 shares of series C-2 redeemable convertible preferred stock issued to Advent Private Equity Fund III GmbH & Co. KG. Mr. Benjamin, one of our directors, is a General Partner of Advent Venture Partners.

(3)
Includes 110,920 shares of series B redeemable convertible preferred stock, 86,319 shares of series C redeemable convertible preferred stock and 105,500 shares of series C-2 redeemable convertible preferred stock issued to MDS Life Sciences Technology Fund II NC Limited Partnership, 39,079 shares of series B redeemable convertible preferred stock, 30,412 shares of series C redeemable convertible preferred stock and 37,169 shares of series C-2 redeemable convertible preferred stock issued to MDS Life Sciences Technology Fund II Quebec Limited Partnership, 50,000 shares of series B redeemable convertible preferred stock, 38,910 shares of series C redeemable convertible preferred stock and 71,335 shares of series C-2 redeemable convertible preferred stock issued to MLII Co-Investment Fund NC Limited Partnership, 50,000 shares of series B redeemable convertible preferred stock and 38,910 shares of series C redeemable convertible preferred stock issued to SC Biotechnology Development Fund LP. Mr. Brunk, one of our directors, is a Venture Partner of MDS Capital.

(4)
Includes 173,122 shares of series B redeemable convertible preferred stock and 162,874 shares of series C redeemable convertible preferred stock issued to Delphi Ventures V, L.P., and 1,877 shares of series B redeemable convertible preferred stock and 1,766 shares of series C redeemable convertible preferred stock issued to Delphi Bioinvestments V, L.P.

(5)
Mr. Courtney, one of our directors, is a General Partner of VenGrowth Private Equity Partners, Inc., an affiliate of VenGrowth Advanced Life Sciences Fund Inc.

(6)
Mr. Gilbert, one of our directors, is a General Partner of BioVentures Investors.

Certain Relationships

Registration Rights

        Pursuant to a fourth amended and restated stockholders' agreement among holders of our redeemable convertible preferred stock and us, as amended from time to time, we granted registration rights to all such holders. Entities affiliated with HealthCare Ventures, Advent Ventures, MDS Capital, Delphi Ventures, VenGrowth Advanced Life Sciences Fund, and Canadian Medical Discoveries Fund, each holders of 5% or more of our voting securities, and each of Dr. Constantine E. Anagnostopoulos, Dr. Joshua S. Boger and BioVentures Investors Limited Partnership II are a party to this stockholders' agreement. See "Description of Capital Stock — Registration Rights."

Participation in Initial Public Offering

        Entities affiliated with HealthCare Ventures, Advent Ventures, MDS Capital, Delphi Ventures, VenGrowth Advanced Life Sciences Fund, Canadian Medical Discoveries Fund, New England Partners Capital and Roche Finance Ltd. have indicated an interest in purchasing up to $7.0 million of the shares of common stock in this offering, or 777,778 shares assuming an initial public offering price of $9.00 per share, which is the midpoint of the price range listed on the cover of this prospectus. However, because indications of interest are not binding agreements or commitments to purchase, these stockholders may elect not to purchase any shares in this offering.

PRINCIPAL STOCKHOLDERS

        The following table sets forth information with respect to the beneficial ownership of our common stock, as of September 30, 2006, by:

  •
  each of our directors;

  •
  each of our named executive officers;

  •
  each person, or group of affiliated persons, who is known by us to beneficially own more than 5% of our common stock; and

  •
  all of our directors and executive officers as a group.

        The column entitled "Percentage of Shares Beneficially Owned — Before Offering" is based on a total of 10,892,127 shares of our common stock outstanding on September 30, 2006, after giving effect to:

  •
  the issuance of 972,762 shares of series C-1 redeemable convertible preferred stock to our joint venture partners in ActivBiotics (Canada) Inc., which will then become our wholly owned subsidiary, in exchange for their shares in ActivBiotics (Canada) Inc., immediately prior to and contingent upon the closing of this offering; and

  •
  the issuance of 8,837,764 shares of common stock upon the automatic conversion of all outstanding shares of our redeemable convertible preferred stock, including the shares of series C-1 redeemable convertible preferred stock issued to our joint venture partners in ActivBiotics (Canada) Inc., concurrently with the closing of this offering.

  •
  the issuance of 1,671,481 shares of common stock in satisfaction of accumulated dividends on our redeemable convertible preferred stock through the closing date of this offering, assuming for this purpose a closing date of November 30, 2006, concurrently with the closing of this offering.

        The column entitled "Percentage of Shares Beneficially Owned — After Offering" is based on 14,892,127 shares of common stock to be outstanding after this offering, including the 4,000,000 shares that we are selling in this offering.

        For purposes of the table below, we deem shares of common stock subject to options or warrants that are currently exercisable or exercisable within 60 days of September 30, 2006 to be outstanding and to be beneficially owned by the person holding the options or warrants for the purpose of computing the percentage ownership of that person, but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. Except as otherwise noted, the persons or entities in this table have sole voting and investing power with respect to all of the shares of common stock beneficially owned by them, subject to community property laws, where applicable. Except as otherwise set forth below, the street address of the beneficial owner is c/o ActivBiotics, Inc., 110 Hartwell Ave, Lexington, Massachusetts 02421.

		Percentage of Shares Beneficially Owned
Name and Address of Beneficial Owner	Number of Shares Beneficially Owned	Before Offering	After Offering
5% Stockholders
Entities affiliated with HealthCare Ventures(1) 55 Cambridge Parkway Suite 301 Cambridge, MA 02142	3,742,072	34.4%	25.1%
Entities affiliated with Delphi Ventures(2) 3000 Sand Hill Road Building 1, Suite 135 Menlo Park, CA 94025	903,198	8.3%	6.1%
Entities affiliated with Advent Ventures(3) 25 Buckingham Gate London, England SW1E 6LD	888,735	8.2%	6.0%
Entities affiliated with MDS Capital(4) 245 First Street Suite 1800 Cambridge, MA 02142	858,524	7.9%	5.8%
VenGrowth Advanced Life Sciences Fund, Inc.(5) 105 Adelaide Street West Suite 1000 Toronto, ON, Canada M5H 1P9	627,146	5.8%	4.2%
Canadian Medical Discoveries Fund(6) 181 Bay Street Suite 3740 Toronto, ON, Canada M5J 2T3	627,146	5.8%	4.2%
Executive Officers and Directors
Steven C. Gilman, Ph.D.(7)	138,500	1.3%	*
Glenn M. Kazo, M.S.(8)	43,113	*	*
Suzanne Cadden, M.S.(9)	22,250	*	*
Andrew L. Sternlicht, M.D.(10)	36,795	*	*
Constantine E. Anagnostopoulos, Ph.D.(11)	30,821	*	*
Jerry C. Benjamin(12)	888,735	8.2%	6.0%
Joshua S. Boger, Ph.D. (13)	11,222	*	*
Gerald A. Brunk(14)	858,524	7.9%	5.8%
Jeffrey T. Courtney(15)	627,146	5.8%	4.2%
Alan W. Dunton, M.D.(16)	150,066	1.4%	1.0%
Walter Gilbert, Ph.D.(17)	345,573	3.2%	2.3%
Michael E. Hanson, M.S.	—	—	—
John W. Littlechild(18)	3,742,072	34.4%	25.1%
David J. McLachlan	—	—	—
All directors and executive officers as a group (15 persons)(19)	6,895,842	64.6%	45.1%

*
Represents beneficial ownership of less than one percent of our outstanding common stock.

(1)
Consists of 3,385,811 shares held of record by HealthCare Ventures VI, L.P. ("HCVVI") and 356,261 shares held of record by HealthCare Ventures VII, L.P. ("HCVVII"). Mr. Littlechild, a member of our board of directors, is a general partner of each of HealthCare Partners VI, L.P., the general partner of HCVVI, and HealthCare Partners VII, L.P., the general partner of HCVVII. Mr. Littlechild shares voting and investment authority over the shares held by HCVVI with each of James Cavanaugh, Harold Werner, Christopher Mirabelli, Eric Aguiar, William Crouse and Augustine Lawlor. Mr. Littlechild shares voting and investment authority over shares held by HCVVII with each of James Cavanaugh, Harold Werner, Christopher Mirabelli, Eric

  Aguiar and Augustine Lawlor. Each of these individuals disclaims beneficial ownership of the shares held by HCVVI and HCVVII except to the extent of his proportionate pecuniary interest therein. The percentage of shares beneficially owned after this offering does not include shares that entities affiliated with HealthCare Ventures may purchase in this offering.

(2)
Consists of 9,525 shares held of record by Delphi Bioinvestments V, L.P. and 893,673 shares held of record by Delphi Ventures V, L.P. Delphi Management Partners V, LLC, the general partner of each of Delphi Ventures V, L.P. and Delphi BioInvestments V, L.P, holds voting and investment power over the shares held by each of Delphi Ventures V, L.P. and Delphi BioInvestments V, L.P. The managing members of Delphi Management Partners V, LLC are James J. Bochnowski, David L. Douglass, Donald J. Lothrop and Kevin L. Roberg. Each of these partners disclaims beneficial ownership of these shares except to the extent of his proportionate pecuniary interest therein. The percentage of shares beneficially owned after this offering does not include shares that entities affiliated with Delphi Ventures may purchase in this offering.

(3)
Consists of 449,631 shares held of record by Advent Private Equity Fund III "A" Limited Partnership, 220,373 shares held of record by Advent Private Equity Fund III "B" Limited 99 Partnership, 61,198 shares held of record by Advent Private Equity Fund III "C" Limited Partnership, 120,911 shares held of record by Advent Private Equity Fund III "D" Limited Partnership, 14,600 shares held of record by Advent Private Equity Fund III Affiliates, 17,362 shares held of record by Advent Private Equity Fund III GmbH & Co. KG., and 4,660 shares held of record by Advent Management III Limited Partnership. Voting and investment power over the shares held by each of the partnerships constituting Advent Private Equity Fund III and also that of Advent Management III Limited Partnership is exercised by Advent Venture Partners LLP in its role as manager. The general partners of Advent Venture Partners LLP are Peter Anthony Baines, Jerry Christopher Benjamin, a member of our board of directors, David Cheesman, Leslie Ian Gabb, Patrick Pak-tin Lee, Martin Alexander McNair, Mohammed Shahzad Ahmed Malik, Rajesh Bhikku Parekh, William Henry Neil Pearce and Nicholas James Teasdale. Each of these partners disclaims beneficial ownership of these shares except to the extent of his proportionate pecuniary interest therein. The percentage of shares beneficially owned after this offering does not include shares that entities affiliated with Advent Ventures may purchase in this offering.

(4)
Consists of 392,806 shares held of record by MDS Life Sciences Technology Fund II NC Limited Partnership, 138,392 shares held of record by MDS Life Sciences Technology Fund II Quebec Limited Partnership, 203,872 shares held of record by MLII Co-Investment Fund NC Limited Partnership, and 123,454 shares held of record by SC Biotechnology Development Fund LP. Voting power over the shares held by MDS Life Sciences Technology Fund II NC Limited Partnership is exercised by MDS LSTF II (NC) Inc., its general partner. MDS LSTF II (NC) Inc.'s directors consist of Stephen Cummings and Peter van der Velden. Investment power over the shares held by MDS Life Sciences Technology Fund II NC Limited Partnership is exercised by MDS Capital Management Corp., its manager. MDS Capital Management Corp.'s directors also consist of Stephen Cummings and Peter van der Velden. Each of Messrs. Cummings and van der Velden disclaims beneficial ownership of MDS Life Sciences Technology Fund II NC Limited Partnership's shares except to the extent of any proportionate pecuniary interest he may have. Voting and investment power over the shares held by MDS Life Sciences Technology Fund II Quebec Limited Partnership is exercised by MDS LSTF II (QGP) Inc., its general partner. MDS LSTF II (QGP) Inc.'s directors consist of Bernard Coupal, Murray Ducharme, Maurice Forget, Jean Page and Peter van der Velden. Each of these directors disclaims beneficial ownership of MDS Life Sciences Technology Fund II Quebec Limited Partnership's shares except to the extent of any proportionate pecuniary interest he may have. Voting and investment power over the shares held by MLII Co-Investment Fund NC Limited Partnership is exercised by MLII (NCGP) Inc., its general partner. MLII (NCGP) Inc.'s directors consist of Stephen Cummings and Peter van der Velden. Each of these directors disclaims beneficial ownership of MLII Co-Investment Fund NC Limited Partnership's shares except to the extent of any proportionate pecuniary interest he may have. Voting and investment power over the shares held by SC Biotechnology Development Fund LP is exercised by SC (GP) Inc., its general partner. SC (GP) Inc.'s director is Cardinal Investments Limited, a Cayman Islands corporation, whose directors consist of Richard E.

  Douglas, William E.J. Walmsley, Peter D. Anderson and Alan Milgate. Each of these directors disclaims beneficial ownership of SC Biotechnology Development Fund LP's shares except to the extent of any proportionate pecuniary interest he may have. The percentage of shares beneficially owned after this offering does not include shares that entities affiliated with MDS Capital may purchase in this offering.

(5)
Voting and investment decisions regarding securities owned by The VenGrowth Advanced Life Sciences Fund Inc. are made by senior officers of VenGrowth Advanced Life Sciences Management Inc., VenGrowth Advanced Life Sciences Fund Inc.'s outside manager, under the oversight of VenGrowth Advanced Life Sciences Fund Inc.'s board of directors. The members of VenGrowth Advanced Life Sciences Fund Inc.'s board are Michael Cohen, Allen Lupyrypa, David Ferguson, Earl Storie, Milt Isaacs, Jonathan Hood, Merdon Hosking, Eugene Szabo, Brian King and Catherine Wade. The senior officers of VenGrowth Advanced Life Sciences Management Inc. are Michael Cohen, Allen Lupyrypa, Earl Storie, David Ferguson, Luc Marengere, Graham McBride, Pat DiPietro, Doug Michael, Jay Heller, Jeff Courtney, a member of our board of directors, Peter Carrescia, Michael Wolfe and Peter Seeligsohn. Each of these individuals disclaims beneficial ownership of these shares except to the extent of his or her proportionate pecuniary interest therein. The percentage of shares beneficially owned after this offering does not include shares that entities affiliated with VenGrowth Advanced Life Science Fund may purchase in this offering.

(6)
Voting and investment power over the shares held by Canadian Medical Discoveries Fund is exercised by the investment committee of its board of directors. The members of the investment committee are Dr. Serge Carriere, Steven J. Hawkins, Senator Dr. William J. Keon, and Mark Pearson. Each of these individuals disclaims beneficial ownership of these shares except to the extent of his proportionate pecuniary interest therein. The percentage of shares beneficially owned after this offering does not include shares that entities affiliated with Canadian Medical Discoveries Fund may purchase in this offering.

(7)
Consists of 138,500 shares issuable upon the exercise of stock options exercisable within 60 days of September 30, 2006.

(8)
Consists of 38,250 shares issuable upon the exercise of stock options exercisable within 60 days of September 30, 2006, and 4,863 shares held of record.

(9)
Consists of 22,250 shares issuable upon the exercise of stock options exercisable within 60 days of September 30, 2006.

(10)
Consists of 29,500 shares issuable upon the exercise of stock options exercisable within 60 days of September 30, 2006, and 7,295 shares held of record.

(11)
Consists of 15,826 shares issuable upon the exercise of stock options exercisable within 60 days of September 30, 2006, and 14,995 shares held of record.

(12)
Consists of 449,631 shares held of record by Advent Private Equity Fund III "A" Limited Partnership, 220,373 shares held of record by Advent Private Equity Fund III "B" Limited 99 Partnership, 61,198 shares held of record by Advent Private Equity Fund III "C" Limited Partnership, 120,911 shares held of record by Advent Private Equity Fund III "D" Limited Partnership, 14,600 shares held of record by Advent Private Equity Fund III Affiliates, 17,362 shares held of record by Advent Private Equity Fund III GmbH & Co. KG., and 4,660 shares held of record by Advent Management III Limited Partnership. Voting and investment power over the shares held by each of the partnerships constituting Advent Private Equity Fund III and also that of Advent Management III Limited Partnership is exercised by Advent Venture Partners LLP in its role as manager. Jerry Christopher Benjamin, a member of our board of directors, is one of the general partners of Advent Venture Partners LLP. Mr. Benjamin disclaims beneficial ownership of these shares except to the extent of his proportionate pecuniary interest therein.

(13)
Consists of 383 shares issuable upon the exercise of stock options exercisable within 60 days of September 30, 2006, and 10,839 shares held of record.

(14)
Consists of 858,524 shares held by entities affiliated with MDS Capital. Mr. Brunk is a Venture Partner of MDS Capital. In such capacity, he may be deemed to share voting and investment power with respect to the shares owned by the entities affiliated with MDS Capital. Mr. Brunk disclaims beneficial ownership of the shares held by MDS Capital, except to the extent of his proportionate pecuniary interest therein.

(15)
Consists of 627,146 shares held by entities affiliated with VenGrowth Advanced Life Sciences Fund, Inc. Jeff Courtney, a member of our board of directors, is one of the senior officers of VenGrowth Advanced Life Sciences Management Inc. Mr. Courtney disclaims beneficial ownership of these shares except to the extent of his or her proportionate pecuniary interest therein.

(16)
Consists of 150,066 shares issuable upon the exercise of stock options exercisable within 60 days of September 30, 2006.

(17)
Consists of 7,034 shares held by Dr. Gilbert individually, 705 shares held by Ms. Celia Gilbert, Dr. Gilbert's spouse, and 337,834 shares held by entities affiliated with Bioventures Investors. Dr. Gilbert is a General Partner of Bioventures Investors. In such capacity, he may be deemed to share voting and investment power with respect to the shares owned by the entities affiliated with Bioventures Investors. Dr. Gilbert disclaims beneficial ownership of the shares held by Bioventures Investors, except to the extent of his proportionate pecuniary interest therein.

(18)
Consists of 3,385,811 shares held of record by HealthCare Ventures VI, L.P., and 356,261 shares held of record by HealthCare Ventures VII, L.P. Mr. Littlechild, a member of our board of directors, is a general partner of HealthCare Partners VI, L.P. which is the general partner of HealthCare Ventures VI, L.P. Mr. Littlechild shares voting and investment authority over the shares held by HealthCare Ventures VI, L.P. Mr. Littlechild is also a general partner of HealthCare Partners VII, L.P., which is the general partner of HealthCare Ventures VII, L.P. Mr. Littlechild shares voting and investment authority over the shares held by HealthCare Ventures VII, L.P. Mr. Littlechild disclaims beneficial ownership of the shares held by HealthCare Ventures VI, L.P. and HealthCare Ventures VII, L.P. except to the extent of his proportionate pecuniary interest in these securities.

(19)
Consists of 395,800 total shares issuable upon the exercise of stock options exercisable within 60 days of September 30, 2006, and 6,500,042 shares held of record.

DESCRIPTION OF CAPITAL STOCK

        The following description of our capital stock and provisions of our certificate of incorporation and by-laws are summaries and are qualified by reference to the certificate of incorporation and the by-laws that will be in effect upon the closing of this offering. We have filed copies of forms of these documents with the SEC as exhibits to our Registration Statement of which this prospectus forms a part. The description of the capital stock reflects changes to our capital structure that will occur upon the closing of this offering.

        Upon the closing of this offering, our authorized capital stock will consist of 50,000,000 shares of common stock, par value $0.01 per share, and 5,000,000 shares of preferred stock, par value $0.01 per share, all of which preferred stock will be undesignated.

        As of September 30, 2006, we had issued and outstanding:

  •
  382,882 shares of common stock;

  •
  851,934 shares of series A redeemable convertible preferred stock that are convertible into 1,129,882 shares of common stock;

  •
  1,174,999 shares of series B redeemable convertible preferred stock that are convertible into 1,558,350 shares of common stock;

  •
  146,250 shares of series B-1 redeemable convertible preferred stock that are convertible into 193,963 shares of common stock;

  •
  955,124 shares of series C redeemable convertible preferred stock that are convertible into 1,060,331 shares of common stock; and

  •
  3,815,325 shares of series C-2 redeemable convertible preferred stock that are convertible into 3,815,325 shares of common stock.

        As of September 30, 2006, we also had outstanding:

  •
  options to purchase 917,092 shares of common stock at a weighted average exercise price of $5.44 per share;

  •
  a warrant to purchase 1,500 shares of series B redeemable convertible preferred stock at an exercise price of $20.00 per share;

  •
  warrants to purchase an aggregate of 3,388 shares of common stock at an exercise price of $31.8 per share; and

  •
  warrants to purchase an aggregate of 44,277 shares of series C-2 redeemable convertible preferred stock at an exercise price of $9.034 per share.

        Immediately prior to or concurrently with the closing of this offering, we expect to:

  •
  issue 972,762 shares of series C-1 redeemable convertible preferred stock to our joint venture partners in ActivBiotics (Canada) Inc., which will then become our wholly owned subsidiary, in exchange for their shares in ActivBiotics (Canada) Inc.;

  •
  issue 8,837,764 shares of common stock upon the automatic conversion of all outstanding shares of our redeemable convertible preferred stock, including the shares of series C-1 redeemable convertible preferred stock issued to our joint venture partners in ActivBiotics (Canada) Inc.; and

  •
  issue 1,671,481 shares of common stock in satisfaction of accumulated dividends on our redeemable convertible preferred stock through the closing date of this offering, assuming for this purpose a closing date of November 30, 2006, concurrently with the closing of this offering.

        In addition, upon the closing of this offering and after giving effect to the automatic conversion of our redeemable convertible preferred stock into common stock, outstanding warrants to purchase series B redeemable convertible preferred stock and series C-2 redeemable convertible preferred stock will become exercisable for an aggregate of 46,266 shares of our common stock.

Common Stock

        Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. An election of directors by our stockholders shall be determined by a plurality of the votes cast by the stockholders entitled to vote on the election. Holders of common stock are entitled to receive proportionately any dividends as may be declared by our board of directors, subject to any preferential dividend rights of any outstanding preferred stock.

        In the event of our liquidation or dissolution, the holders of common stock are entitled to receive proportionately all assets available for distribution to stockholders after the payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock. Holders of common stock have no preemptive, subscription, redemption or conversion rights. The rights, preferences and privileges of holders of common stock are subject to and may be adversely affected by the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.

Preferred Stock

        Under the terms of our certificate of incorporation to be effective at closing, our board of directors is authorized to issue shares of preferred stock in one or more series without stockholder approval. Our board of directors has the discretion to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred stock.

        The purpose of authorizing our board of directors to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions, future financings and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or could discourage a third party from seeking to acquire, a majority of our outstanding voting stock. Upon the closing of this offering, there will be no shares of preferred stock outstanding, and we have no present plans to issue any shares of preferred stock.

Warrants

        Upon the closing of this offering, the warrant to purchase shares of our series B redeemable convertible preferred stock will automatically become exercisable for a warrant to purchase 1,989 shares of common stock at an exercise price of $20.00 per share, and the warrants to purchase shares of our series C-2 redeemable convertible preferred stock will automatically become exercisable into warrants to purchase an aggregate of 44,277 shares of our common stock at an exercise price of $9.034 per share. Accordingly, upon the closing of this offering and including the warrants to purchase 3,388 shares of our common stock, we will have outstanding warrants to purchase an aggregate of 49,654 shares of our common stock at a weighted average exercise price of $11.02 per share. The warrants provide for adjustments in the event of specified mergers, reorganizations, reclassifications, stock dividends, stock splits or other changes in our corporate structure. The warrants also provide for cashless exercise. The warrants expire on various dates between August 30, 2010 and June 6, 2016.

Options

        As of September 30, 2006, options to purchase 917,092 shares of common stock at a weighted average exercise price of $5.44 per share were outstanding.

Anti-Takeover Effects of Delaware Law and our Corporate Charter Documents

Delaware Law

        We are subject to Section 203 of the Delaware General Corporation Law. Subject to specific exceptions, Section 203 prevents a publicly held Delaware corporation from engaging in a "business combination" with any "interested stockholder" for three years following the date that the person became an interested stockholder, unless the interested stockholder attained such status with the approval of our board of directors or unless the business combination is approved in a prescribed manner. A "business combination" includes, among other things, a merger or consolidation involving us, sales of our assets, or other transactions resulting in a financial benefit to the "interested stockholder". In general, an "interested stockholder" is any entity or person beneficially owning, or in the past three years owning, 15% or more of our outstanding voting stock and any entity or person affiliated with or controlling or controlled by such entity or person. The restrictions contained in Section 203 are not applicable to any of our existing stockholders that will own 15% or more of our outstanding voting stock upon the closing of this offering. This statute could prohibit or delay the accomplishment of mergers or other takeover or change in control attempts with respect to us and accordingly, may discourage attempts to acquire us.

Board

        Our certificate of incorporation and our by-laws to be effective at the closing of this offering provide that directors may be removed only for cause and only by the affirmative vote of a majority of the holders of our shares of capital stock present in person or by proxy and entitled to vote. Under our certificate of incorporation and by-laws, any vacancy on our board of directors, including a vacancy resulting from an enlargement of our board of directors, may be filled only by vote of a majority of our directors then in office. Furthermore, our by-laws provide that the authorized number of directors may be changed only by the resolution of our board of directors. The limitations on the ability of our stockholders to remove directors, change the authorized number of directors, and fill vacancies could make it more difficult for a third party to acquire, or discourage a third party from seeking to acquire, control of our company.

Stockholder Action; Special Meeting of Stockholders; Advance Notice Requirements for Stockholder Proposals and Director Nominations

        Our certificate of incorporation and our by-laws to be effective at the closing of the offering provide that any action required or permitted to be taken by our stockholders at an annual meeting or special meeting of stockholders may only be taken if it is properly brought before such meeting and may not be taken by written action in lieu of a meeting. Our certificate of incorporation and our by-laws also provide that, except as otherwise required by law, special meetings of the stockholders can only be called by our chairman of the board, our president, or a majority of our board of directors. In addition, our by-laws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of stockholders, including proposed nominations of candidates for election to the board of directors. Stockholders at an annual meeting may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by, a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has delivered timely written notice in proper form to our secretary of the stockholder's intention to bring such business before the meeting. These provisions could have the effect of delaying until the next stockholder meeting stockholder actions that are favored by the holders of a majority of our outstanding voting securities.

Authorized But Unissued Shares

        The authorized but unissued shares of common stock and preferred stock are available for future issuance without stockholder approval, subject to any limitations imposed by The NASDAQ Global Market. These additional shares may be utilized for a variety of corporate acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved common stock could make more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger, or otherwise.

Super-Majority Voting

        The Delaware General Corporation Law provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation's certificate of incorporation or by-laws, unless a corporation's certificate of incorporation or by-laws, as the case may be, requires a greater percentage. Our by-laws to be effective at closing of the offering may be amended or repealed by a majority vote of our board of directors or the affirmative vote of a majority of our outstanding voting stock, provided that provisions concerning stockholder action, proposals and director nominations, our staggered board, the manner in which our by-laws may be amended, and the manner in which directors may resign may only be amended by the affirmative vote of the holders of at least 67% of our outstanding voting stock.

Board Discretion in Considering Offers

        Our certificate of incorporation to be effective at closing of the offering empowers our board of directors, when considering a tender offer or merger or acquisition proposal, to take into account factors in addition to potential economic benefits to stockholders. Such factors may include (1) comparison of the proposed consideration to be received by stockholders in relation to the then-current market price of our capital stock, our estimated current value in a freely negotiated transaction, and our estimated future value as an independent entity, and (2) the impact of such a transaction on our employees, suppliers, and customers and its effect on the communities in which we operate.

Limitation of Liability

        Our certificate of incorporation to be effective at closing of the offering contains provisions permitted under Delaware General Corporation Law relating to the liability of directors. These provisions eliminate a director's personal liability for monetary damages resulting from a breach of fiduciary duty, except in circumstances involving wrongful acts, such as the breach of a director's duty of loyalty, acts or omissions that involve intentional misconduct or a knowing violation of law, any transactions from which the director derived an improper benefit, or due to the unlawful payment of dividends. These provisions do not limit or eliminate our rights or the rights of any stockholder to seek non-monetary relief, such as an injunction or rescission, in the event of a breach of a director's fiduciary duty. These provisions will not alter a director's liability under federal securities laws. Our certificate of incorporation and by-laws to be effective on closing also contain provisions indemnifying our directors and officers to the fullest extent permitted by the Delaware General Corporation Law. We believe that these provisions will assist us in attracting and retaining qualified individuals to serve as directors.

Registration Rights

        Upon the closing of this offering, holders of an aggregate of 8,837,764 shares of our common stock may require us to register these shares under the Securities Act, as specified under the headings

"Demand Registration Rights," "Form S-3 Registration Rights," and "Incidental Registration Rights" below. In addition, holders of outstanding warrants to purchase an aggregate of 49,654 shares of our common stock will have the rights described below under "Incidental Registration Rights" upon exercise of their warrants.

Demand Registration Rights

        Six months after the closing of this offering and subject to limitations, stockholders holding in the aggregate at least 10% of our registrable securities may request that we effect the registration of their registrable securities under the Securities Act. Following this first request, and subject to limitations, one or more of these stockholders may require, on up to three additional occasions, that we use our best efforts to register all or part of their securities for sale under the Securities Act.

Form S-3 Registration Rights

        Once we qualify to register any of our common stock on Form S-3, stockholders holding registration rights are entitled to request us to use our best efforts to register their shares of common stock on Form S-3. This right is subject to specified limitations, including but not limited to (1) the Company shall not be required to file more than two such registration statements in any twelve month period and (2) the aggregate price to the public for the securities to be sold must have an aggregate offering price of at least $1.0 million.

Incidental Registration Rights

        At any time after this offering, if we register any of our common stock, either for our own account or for the account of other security holders, other than pursuant to Form S-4 or S-8, then all holders of our registrable securities are entitled to notice of this registration and to require us to use our best efforts to include their shares of common stock in this registration. In the case of an underwritten registration, any such registrable securities must be included in the offering on the same terms applicable to the registration of our common stock. A holder's right to include shares in such a registration is subject to the right of the underwriters to limit the number of shares included in the offering.

Expenses

        All fees, costs and expenses of any registrations will generally be paid by us, with the exception of all applicable underwriting discounts and selling commissions, which shall be paid pro-rata by the holders of the shares being registered.

Transfer Agent and Registrar

        The transfer agent and registrar for our common stock will be Registrar and Transfer Company following the closing of this offering.

The NASDAQ Global Market

        Our common stock has been approved for listing on The NASDAQ Global Market under the symbol "ACTV."

SHARES ELIGIBLE FOR FUTURE SALE

        Prior to this offering, there has been no public market for our common stock, and a liquid trading market for our common stock may not develop or be sustained after this offering. Future sales of substantial amounts of common stock, including shares issued upon exercise of outstanding options and warrants or in the public market after this offering, or the anticipation of those sales, could adversely affect market prices prevailing from time to time and could impair our ability to raise capital through sales of our equity securities.

        Upon the closing of this offering and assuming no exercise of the underwriters' over-allotment option and no exercise of options or other warrants outstanding as of September 30, 2006, we will have outstanding 14,892,127 shares of common stock, after giving effect to:

  •
  the issuance of 972,762 shares of series C-1 redeemable convertible preferred stock to our joint venture partners in ActivBiotics (Canada) Inc., which will then become our wholly owned subsidiary, in exchange for their shares in ActivBiotics (Canada) Inc., immediately prior to and contingent upon the closing of this offering;

  •
  the issuance of 8,837,764 shares of common stock upon the automatic conversion of all outstanding shares of our redeemable convertible preferred stock, including the shares of series C-1 redeemable convertible preferred stock issued to our joint venture partners in ActivBiotics (Canada) Inc., concurrently with the closing of this offering; and

  •
  the issuance of 1,671,481 shares of common stock in satisfaction of accumulated dividends on our redeemable convertible preferred stock through the closing date of this offering, assuming for this purpose a closing date of November 30, 2006, concurrently with the closing of this offering.

        Of the shares to be outstanding immediately after the closing of this offering, 4,000,000 shares will be freely tradable without restriction under the Securities Act unless purchased by our "affiliates," as that term is defined in Rule 144 under the Securities Act. The remaining 10,892,127 shares of common stock are "restricted securities" under Rule 144. Substantially all of these restricted securities will be subject to the 180-day lock-up period described below.

        After the 180-day lock-up period ends, these restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144 or 701 under the Securities Act, which exemptions are summarized below.

Rule 144

        In general, under Rule 144, beginning 90 days after the date of this prospectus, a person who has beneficially owned shares of our common stock for at least one year, including the holding period of any prior owner other than one of our affiliates, would be entitled to sell within any three month period a number of shares that does not exceed the greater of:

  •
  1% of the number of shares of our common stock then outstanding, which will equal approximately 148,921 shares immediately after this offering, and

  •
  the average weekly trading volume in our common stock on The NASDAQ Global Market during the four calendar weeks preceding the date of filing of a Notice of Proposed Sale of Securities pursuant to Rule 144 with respect to the sale.

        Sales under Rule 144 are also subject to manner of sale provisions and notice requirements, and to the availability of current public information about us.

        Upon expiration of the 180-day lock-up period described below, 6,569,167 shares of our common stock will be eligible for sale under Rule 144, excluding shares eligible for resale under Rule 144(k) as described below. We cannot estimate the number of shares of common stock that our existing stockholders will elect to sell under Rule 144.

Rule 144(k)

        Subject to the lock-up agreements described below, shares of our common stock eligible for sale under Rule 144(k) may be sold immediately upon the closing of this offering. In general, under Rule 144(k), a person may sell shares of common stock acquired from us immediately upon the closing of this offering, without regard to manner of sale, the availability of public information about us or volume limitations, if:

  •
  the person is not our affiliate and has not been our affiliate at any time during the three months preceding the sale; and

  •
  the person has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than our affiliates.

        Upon the expiration of the 180-day lock-up period described below, approximately 3,068,668 shares of common stock will be eligible for sale under Rule 144(k).

Rule 701

        In general, under Rule 701 of the Securities Act, any of our employees, consultants or advisors who purchased shares from us in connection with a qualified compensatory stock plan or other written agreement are eligible to resell those shares 90 days after the effective date of the offering in reliance on Rule 144, but without compliance with the various restrictions, including the holding period, contained in Rule 144. Subject to the 180-day lock-up period described below, approximately 58,790 shares of our common stock will be eligible for sale in accordance with Rule 701.

Lock-up Agreements

        We expect that the holders of all or substantially all of our currently outstanding capital stock and other securities will agree that, without the prior written consent of HSBC Securities (USA) Inc., they will not, during the period ending 180 days after the date of this prospectus, subject to exceptions specified in the lock-up agreements, offer, sell, contract to sell, pledge, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, make any short sale or otherwise dispose of, or enter into any swap, hedging or other transaction which is designed to, or might reasonably be expected to, result in the disposition, whether by actual disposition or effective economic disposition due to cash settlement or otherwise, by any such holder or any affiliate of any such holder or any person in privity with any such holder, or make any demand for, require any notice of or exercise any right with respect to the registration of, directly or indirectly, including the filing, or participation in the filing, of a registration statement with the SEC in respect of, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Securities Exchange Act of 1934 and the related rules and regulations with respect to, any shares of our capital stock or any securities convertible into, or exercisable or exchangeable for such capital stock, whether now owned or hereafter acquired by any such holder or with respect to which any such holder now has or hereafter acquires beneficial ownership, or publicly announce an intention to effect any such transaction.

Registration Rights

        Upon the closing of this offering and subject to the lock-up agreements entered into with HSBC Securities (USA) Inc., the holders of an aggregate of 8,837,764 shares of our outstanding common stock and the holders of warrants to purchase an aggregate of 49,654 shares of our common stock will have the right to require us to use our best efforts to register these shares under the Securities Act under specified circumstances. After registration pursuant to these rights, these shares will become freely tradable without restriction under the Securities Act. Please see "Description of Capital Stock — Registration Rights" for additional information regarding these registration rights.

Stock Options

        As of September 30, 2006, we had outstanding options to purchase 917,092 shares of common stock, of which options to purchase 580,240 shares were vested. In connection with this offering, we intend to file a registration statement on Form S-8 under the Securities Act to register all of the shares of common stock subject to outstanding options and other awards issuable pursuant to our 1998 stock option plan, 2000 stock option plan, 2001 equity incentive plan, 2006 equity incentive plan, 2006 director option plan and our 2006 employee stock purchase plan. Please see "Management- Stock Option and Other Compensation Plans" for additional information regarding these plans. Accordingly, shares of our common stock registered under the registration statements will be available for sale in the open market, subject to Rule 144 volume limitations applicable to affiliates, and subject to any vesting restrictions and lock-up agreements applicable to these shares.

Warrants

        Upon the closing of this offering, we will have outstanding warrants to purchase an aggregate of 49,654 shares of our common stock at a weighted average exercise price of $11.02 per share.

UNDERWRITERS

        Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom HSBC Securities (USA) Inc., Needham & Company, LLC, BMO Capital Markets Corp. and Susquehanna Financial Group, LLLP are acting as representatives, have severally agreed to purchase, and we have agreed to sell to them, severally, the number of shares of common stock indicated in the table below:

Name	Number of Shares
HSBC Securities (USA) Inc.
Needham & Company, LLC
BMO Capital Markets Corp.
Susquehanna Financial Group, LLLP
Total	4,000,000

        The underwriters are offering the shares of common stock subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus are subject to the approval of specific legal matters by their counsel and to other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters' over-allotment option described below.

        The underwriters initially propose to offer part of the shares of common stock directly to the public at the public offering price listed on the cover page of this prospectus, and part to dealers at a price that represents a concession not in excess of $                              a share under the public offering price. No underwriter may allow, and no dealer may re-allow, any concession to other underwriters or to dealers. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representatives.

        We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of 600,000 additional shares of common stock at the public offering price, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of common stock offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to conditions, to purchase approximately the same percentage of the additional shares of common stock as the number listed next to the underwriter's name in the preceding table bears to the total number of shares of common stock listed next to the names of all underwriters in the preceding table. If the underwriters' over-allotment option is exercised in full, the total price to the public would be $41.4 million, the total underwriters' discounts and commissions would be $2.9 million and the total proceeds to us before payment of expenses related to this offering would be $38.5 million.

        The following table shows the per share and total underwriting discounts and commissions that we are to pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters' option.

	No Exercise	Full Exercise
Per share	$0.63	$0.63
Total	$2,520,000	$2,898,000

        In addition, we estimate that the expenses of this offering payable by us, other than underwriting discounts and commissions, will be approximately $2.7 million.

        The underwriters have informed us that they do not intend sales to discretionary accounts to exceed 5% of the total number of shares of common stock offered by them.

        We, all of our directors and officers and holders of all or substantially all our outstanding capital stock and other securities have agreed that, without the prior written consent of HSBC Securities (USA) Inc. on behalf of the underwriters, we and they will not, during the period ending 180 days after the date of this prospectus, subject to exceptions specified in the lock-up agreements, offer, sell, contract to sell, pledge, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, make any short sale or otherwise dispose of, or enter into any swap, hedging or other transaction which is designed to, or might reasonably be expected to, result in the disposition, whether by actual disposition or effective economic disposition due to cash settlement or otherwise, by any such holder or any affiliate of any such holder or any person in privity with any such holder, or make any demand for, require any notice of or exercise any right with respect to the registration of, directly or indirectly, including the filing, or participation in the filing, of a registration statement with the SEC in respect of, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Exchange Act and the related rules and regulations with respect to, any shares of our capital stock or any securities convertible into, or exercisable or exchangeable for such capital stock, whether now owned or hereafter acquired by any such holder or with respect to which any such holder now has or hereafter acquires beneficial ownership, or publicly announce an intention to effect any such transaction.

        The 180-day restricted period described in the preceding paragraph will be extended if:

  •
  during the last 17 days of the 180-day restricted period, we issue an earnings release or material news or a material event relating to our company occurs; or

  •
  prior to the expiration of the 180-day restricted period, we announce that we intend to release earnings information or become aware that material news or a material event will occur during the 16-day period beginning on the last day of the 180-day period, in which case the initial 180-day lock-up period will end on and include the 18th day following the date of such release or the occurrence of the material news or material event.

        These restrictions do not apply to:

  •
  the sale of shares to the underwriters;

  •
  the issuance by us of shares of common stock pursuant to equity incentive plans described in this prospectus and in effect as of the date of this prospectus;

  •
  the issuance by us of shares of common stock upon the conversion of securities or the exercise of warrants outstanding as of the date of this prospectus;

  •
  transfers by any person other than us relating to shares of common stock or other securities acquired in open market transactions after the completion of this offering, provided that no filing under Section 16(a) of the Exchange Act is required or voluntarily made in connection with subsequent sales of our common stock or other securities acquired in such open market transactions;

  •
  transfers by any person other than us of shares of common stock or other securities as a bona fide gift or gifts, provided that the donee or donees of such gift or gifts agree to be bound in writing by these restrictions;

  •
  transfers by any person other than us of shares of common stock or other securities to a trust for the direct or indirect benefit of the transferor or the immediate family of the transferor, provided that the trustee of the trust agrees to be bound in writing by these restrictions, and provided further that any such transfer does not involve a disposition for value;

  •
  transfers by any person other than us of shares of common stock or other securities to limited partners, members, stockholders or affiliates of the transferor, provided that the transferees agree to be bound in writing by these restrictions; or

  •
  transactions for which HSBC Securities (USA) Inc. on behalf of the underwriters has granted its prior written consent.

        In order to facilitate this offering of common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or by purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the over-allotment option. The underwriters may also sell shares in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in this offering. In addition, to stabilize the price of the common stock, the underwriters may bid for and purchase shares of common stock in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the common stock in the offering, if the syndicate repurchases previously distributed common stock to cover syndicate short positions or to stabilize the price of the common stock. Any of these activities may raise or maintain the market price of the common stock above independent market levels or prevent or retard a decline in the market price of the common stock. The underwriters are not required to engage in these activities and may end any of these activities at any time.

        Entities affiliated with HealthCare Ventures, Advent Ventures, MDS Capital, Delphi Ventures, VenGrowth Advanced Life Sciences Fund, Canadian Medical Discoveries Fund, New England Partners Capital and Roche Finance Ltd. have indicated an interest in purchasing up to $7.0 million of the shares of common stock in this offering, or 777,778 shares assuming an initial public offering price of $9.00 per share, which is the midpoint of the price range listed on the cover of this prospectus. However, because indications of interest are not binding agreements or commitments to purchase, these stockholders may elect not to purchase any shares in this offering.

        Our common stock has been approved for listing on the The NASDAQ Global Market under the symbol "ACTV."

        We and the underwriters have agreed to indemnify each other against specific liabilities, including liabilities under the Securities Act.

        Some of the underwriters and their affiliates have provided, and may in the future provide, various investment banking, commercial banking and other financial services for us and our affiliates for which services they are entitled to, and may in the future, receive customary fees.

Foreign Jurisdictions

        United Kingdom.    Each of the underwriters has represented and agreed that:

  •
  it has not made or will not make an offer of shares to the public in the United Kingdom within the meaning of Section 102B of the Financial Services and Markets Act 2000 (as amended), or the FSMA, except to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities or otherwise in circumstances which do not require the publication by us of a prospectus pursuant to Section 85(1) of the FSMA;

  •
  it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of any shares in circumstances in which Section 21 of the FSMA does not apply to us; and

  •
  it has complied with, and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

        European Economic Area.    In relation to each Member State of the European economic area which has implemented the prospectus directive, each a Relevant Member State, an offer to the public of any shares which are the subject of the offering contemplated by this prospectus, may not be made in that Relevant Member State other than the offers contemplated in this prospectus in that Relevant Member State once this prospectus has been approved by the competent authority in that Relevant Member State and published and passported in accordance with the prospectus directive as implemented in that Relevant Member State, except that an offer to the public in that Relevant Member State of any shares may be made at any time under the following exemptions under the prospectus directive, if they have been implemented in that Relevant Member State:

  •
  to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

  •
  to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

  •
  by the underwriters to fewer than 100 natural or legal persons (other than qualified investors as defined in the prospectus directive) subject to obtaining the prior consent of the lead underwriter; or

  •
  in any other circumstances falling within article 3(2) of the prospectus directive,

        Provided that no such offer of shares shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to article 3 of the prospectus directive.

        For the purposes of this provision, the expression an "offer to the public" in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase any shares, as the same may be varied in that member state by any measure implementing the prospectus directive in that member state and the expression "prospectus directive" means directive 2003/71/ec and includes any relevant implementing measure in each Relevant Member State.

        Switzerland.    This prospectus does not constitute an issue prospectus pursuant to Art 652a of the Swiss code of obligations. The shares will not be listed on the SWX Swiss Exchange and, therefore, the prospectus may not comply with the disclosure standards of the listing rules of the SWX Swiss exchange. Accordingly, the shares may not be offered to the public in or from Switzerland, but only to a selected and limited circle of investors, which do not subscribe the shares with a view to distribution. The investors will be individually approached by the underwriters from time to time. This prospectus is personal to each offeree and does not constitute an offer to any person. The prospectus may only be used by those persons to whom it has been handed out in connection with the offer described therein and may neither directly nor indirectly be distributed or made available to other persons without express consent of the issuer. It may not be used in connection with any other offer and shall in particular not be copied or distributed to the public in Switzerland.

        Israel.    In the State of Israel, this prospectus may be distributed only to, and may only be directed at, investors listed in the First Addendum to the Israel Securities Law, 5728-1968, or the Addendum, namely joint investment funds, provident funds, insurance companies, banks, portfolio managers purchasing for themselves or for investors listed in the Addendum, investment advisers purchasing for themselves, members of the Tel Aviv Stock Exchange purchasing for themselves or for investors listed in the Addendum, underwriters purchasing for themselves, venture capital funds, a corporation which is primarily engaged with capital markets and which is fully owned by investors listed in the Addendum and corporations with a shareholder equity in excess of NIS 250 million, each as defined in the Addendum, collectively, Institutional Investors. Institutional Investors may be required to submit written authorization that they fall within the scope of the Addendum. In addition, we will not distribute and direct this document to investors in the State of Israel who do not fall within one of the definitions of the Addendum.

        United Arab Emirates.    Each of the underwriters has represented and agreed that:

  •
  the shares have not been approved or licensed by the central bank of the United Arab Emirates, or the UAE, or any other relevant licensing authorities or governmental agencies in the UAE;

  •
  nothing in the prospectus constitutes a public offer of securities in the UAE in accordance with the commercial companies law (Federal Law No. 8 of 1984 (as amended)) or otherwise;

  •
  it has not offered or sold the shares directly or indirectly to the public in the UAE; and

  •
  it has complied and will comply in all material respects with applicable laws and regulations in any jurisdiction where it solicits investors in connection with the offering and which are customarily complied with by underwriters in transactions or offerings of this type (or save where compliance is not material in the context of the offering).

        Saudi Arabia.    Each of the underwriters has represented and agreed that:

  •
  the offering of shares will only be made to investors resident in the Kingdom of Saudi Arabia in an exempt offer within the meaning of the offered securities regulations issued pursuant to the capital markets law of the Kingdom of Saudi Arabia;

  •
  shares may not be offered to more than 60 investors resident in the Kingdom of Saudi Arabia (and each underwriter shall notify the global coordinator before making any such offers so that the global co-ordinator can oversee compliance with this limit);

  •
  the global coordinator will notify the authorities in the Kingdom of Saudi Arabia at least ten days prior to the date of the commencement of the offering;

  •
  it has not sold shares in Saudi Arabia for an aggregate consideration of less than SR1,000,000 or its equivalent; and

  •
  it has complied and will comply in all material respects with applicable laws and regulations in any jurisdiction where it solicits investors in connection with the offering and which are customarily complied with by underwriters in transactions or offerings of this type (or save where compliance is not material in the context of the offering).

        Japan.    The shares have not been and will not be registered under the securities and exchange law of Japan and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption for the registration of, and otherwise in compliance with, the securities and exchange law of Japan and any other applicable laws, regulations and ministerial guidelines of Japan.

        Hong Kong.    The shares to be sold may not be offered or sold in Hong Kong, by means of any document, other than to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571), or the SFO, and any rules made under the SFO or in other circumstances which do not result in the document being a "prospectus" as defined in the Companies Ordinance (Cap. 571) or which do not constitute an offer to the public within the meaning of that ordinance. No person may have in its possession for the purposes of issue, or issue (in each case whether in Hong Kong or elsewhere), any advertisement, invitation or document relating to the shares which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" within the meaning of the SFO and any rules made under that ordinance.

        Singapore.    The prospectus has not been registered as a prospectus with the monetary authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than to an institutional investor under Section 274 of the securities and futures act, Chapter 289 of Singapore, or the SFA, to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA, or otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

        Where the shares are subscribed and purchased under Section 275 by a relevant person, which is (A) a corporation that is not an accredited investor, the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor or (B) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries' rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or a person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

Pricing of the Offering

        Prior to this offering, there has been no public market for the shares of common stock. The initial public offering price will be determined by negotiations between us and the representatives of the underwriters. Among the factors to be considered in determining the initial public offering price will be our future prospects and those of our industry in general; sales, earnings and other financial operating information in recent periods; and the price-earnings ratios, price-sales ratios and market prices of securities and financial and operating information of companies engaged in activities similar to ours. The estimated initial public offering price range set forth on the cover page of this preliminary prospectus is subject to change as a result of market conditions and other factors.

        A prospectus in electronic format may be made available on the Internet sites or through other online services maintained by one or more of the underwriters participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and depending upon the particular underwriter, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made on the same basis as other allocations.

        Other than the prospectus in electronic format, the information on any underwriter's web site and any information contained in any other web site maintained by an underwriter is not intended to be part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter in its capacity as underwriter and should not be relied upon by investors.

LEGAL MATTERS

        The validity of the common stock we are offering will be passed upon by Bingham McCutchen LLP. Attorneys at Bingham McCutchen LLP beneficially own an aggregate of 18,750 shares of our redeemable convertible preferred stock. Wilmer Cutler Pickering Hale and Dorr LLP has acted as counsel for the underwriters in connection with certain legal matters related to this offering.

EXPERTS

        The consolidated financial statements of ActivBiotics, Inc. as of December 31, 2004 and 2005, and for each of the years in the three-year period ended December 31, 2005 and the period from inception (October 1, 1996) to December 31, 2005, have been included in this prospectus and the registration statement in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere in this prospectus and in the registration statement, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

        We have filed with the SEC a Registration Statement on Form S-1 under the Securities Act with respect to the shares of common stock we are offering to sell. This prospectus, which constitutes part of the Registration Statement, does not include all of the information contained in the Registration Statement and the exhibits, schedules and amendments to the Registration Statement. For further information with respect to us and our common stock, we refer you to the Registration Statement and to the exhibits and schedules to the Registration Statement. Statements contained in this prospectus about the contents of any contract or any other document are not necessarily complete, and, in each instance, we refer you to the copy of the contract or other documents filed as an exhibit to the Registration Statement. Each of these statements is qualified in all respects by this reference.

        You may read and copy the Registration Statement of which this prospectus is a part at the SEC's public reference room, which is located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You can request copies of the Registration Statement by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the SEC's public reference room. In addition, the SEC maintains an Internet website, which is located at http://www.sec.gov, that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. You may access the Registration Statement of which this prospectus is a part at the SEC's Internet website. Upon closing of this offering, we will be subject to the information reporting requirements of the Securities Exchange Act of 1934 and we will file reports, proxy statements and other information with the SEC.

        This prospectus includes statistical data that were obtained from industry publications. These industry publications generally indicate that the authors of these publications have obtained information from sources believed to be reliable but do not guarantee the accuracy and completeness of their information. While we believe these industry publications to be reliable, we have not independently verified their data.

ACTIVBIOTICS, INC.
(A Development-Stage Company)

December 31, 2003, 2004 and 2005 and
June 30, 2005 and 2006 (Unaudited)

Report of Independent Registered Public Accounting Firm

The Board of Directors
ActivBiotics, Inc.:

        We have audited the accompanying consolidated balance sheets of ActivBiotics, Inc. (a development-stage company) as of December 31, 2005 and 2004, and the related consolidated statements of operations, stockholders' deficit and comprehensive loss, and cash flows for each of the years in the three-year period ended December 31, 2005, and the period from inception (October 1, 1996) to December 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of ActivBiotics, Inc. (a development-stage company) as of December 31, 2005 and 2004, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2005, and the period from inception (October 1, 1996) to December 31, 2005 in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP
Boston, Massachusetts
August 11, 2006, except as to Note 18,
which is as of October 19, 2006

ACTIVBIOTICS, INC.
(A Development-Stage Company)

Consolidated Balance Sheets

(In thousands, except share and per-share amounts)

	December 31			Pro forma stockholders' equity at June 30, 2006
	2004	2005	June 30, 2006
			(unaudited)	(unaudited)
Assets
Current assets:
Cash and cash equivalents	$21,031	20,030	16,012
Short-term investments	—	5,575	5,535
Restricted cash	125	—	—
Prepaid expenses and other current assets	185	557	1,163

Total current assets	21,341	26,162	22,710
Property and equipment, net	1,108	1,291	918
Restricted cash	—	161	161
Other assets	—	109	91

Total assets	$22,449	27,723	23,880

Liabilities and Stockholders' Equity (Deficit)
Current liabilities:
Debentures	$10,189	—	—
Current portion of long-term debt	333	312	—
Accounts payable	1,444	2,580	1,753
Accrued expenses	1,039	1,641	2,264
Other current liabilities	—	—	45

Total current liabilities	13,005	4,533	4,062
Long-term debt, less current portion	305	—	4,758
Other liabilities	—	97	394

Total liabilities	13,310	4,630	9,214

Preferred stock of holders in joint venture	—	10,321	10,807	—

Redeemable convertible preferred stock, at accreted redemption value:
Series C redeemable convertible preferred stock, $0.01 par value.
Authorized: 2,918,288 shares at December 31, 2004 and 955,125 shares at December 31, 2005, June 30, 2006 (actual) and June 30, 2006 (pro forma)
Issued and outstanding: 955,124 shares at December 31, 2004 and 2005 and June 30, 2006 (actual) and no shares at June 30, 2006 (pro forma)	9,775	10,534	10,970	—
Series C-1 redeemable convertible preferred stock, $0.01 par value.
Authorized: no shares at December 31, 2004 and 972,762 shares at December 31, 2005, June 30, 2006 (actual) and at June 30, 2006 (pro forma)
Issued and outstanding: no shares at December 31, 2004 and 2005, June 30, 2006 (actual) and June 30, 2006 (pro forma)	—	—	—	—
Series C-2 redeemable convertible preferred stock, $0.01 par value.
Authorized: no shares at December 31, 2004 and 4,058,641 shares at December 31, 2005, June 30, 2006 (actual) and June 30, 2006 (pro forma)
Issued and outstanding: no shares at December 31, 2004 and 3,815,325 shares at December 31, 2005 and June 30, 2006 (actual) and no shares at June 30, 2006 (pro forma)	—	19,481	19,189	—
Series B redeemable convertible preferred stock, $0.01 par value.
Authorized: 1,575,000 shares at December 31, 2004 and 1,176,500 at December 31, 2005, June 30, 2006 (actual) and June 30, 2006 (pro forma)
Issued and outstanding: 1,321,250 shares at December 31, 2004 and 1,174,999 at December 31, 2005 and June 30, 2006 (actual) and no shares at June 30, 2006 (pro forma)	29,090	27,959	29,077	—
Series B-1 redeemable convertible preferred stock, $0.01 par value.
Authorized: no shares at December 31, 2004 and 146,250 shares at December 31, 2005, June 30, 2006 (actual) and June 30, 2006 (pro forma)
Issued and outstanding: no shares at December 31, 2004 and 146,250 shares at December 31, 2005 and June 30, 2006 (actual) and no shares at June 30, 2006 (pro forma)	—	3,502	3,640	—
Series A redeemable convertible preferred stock, $0.01 par value.
Authorized: 851,935 shares at December 31, 2004 and 2005, June 30, 2006 (actual) and June 30, 2006 (pro forma)
Issued and outstanding: 851,934 shares at December 31, 2004 and 2005, June 30, 2006 (actual) and no shares at June 30, 2006 (pro forma)	21,864	23,625	24,557	—

Total redeemable convertible preferred stock	60,729	85,101	87,433	—

Commitments and contingencies (notes 3, 6 and 14)
Stockholders' equity (deficit):
Common stock, $0.01 par value.
Authorized: 8,000,000 shares at December 31, 2004 and 11,000,000 shares at December 31, 2005, June 30, 2006 (actual) and June 30, 2006 (pro forma)
Issued and outstanding: 361,687 shares at December 31, 2004, 382,898 shares at December 31, 2005, 382,882 shares at June 30, 2006 (actual) and 10,564,181 shares at June 30, 2006 (pro forma)	4	4	4	106
Additional paid-in capital	1,169	3,594	649	98,787
Deferred stock compensation	(935)	(1,110)	—	—
Accumulated other comprehensive income (loss)	(1)	458	674	674
Deficit accumulated during the development stage	(51,827)	(75,275)	(84,901)	(84,901)

Total stockholders' equity (deficit)	(51,590)	(72,329)	(83,574)	14,666

Total liabilities, preferred stock, redeemable convertible preferred stock and stockholders' equity (deficit)	$22,449	27,723	23,880

See accompanying notes to consolidated financial statements.

ACTIVBIOTICS, INC.
(A Development-Stage Company)

Consolidated Statements of Operations

(In thousands, except share and per-share amounts)

				Period from inception (October 1, 1996) to December 31, 2005			Period from inception (October 1, 1996) to June 30, 2006
	Year ended December 31,				Six months ended June 30,
	2003	2004	2005		2005	2006
					(unaudited)		(unaudited)
Revenue	$—	—	—	—	—	—	—

Operating expenses:
Research and development	12,990	11,438	10,727	43,721	6,459	5,811	49,532
In-process research and development	—	—	7,400	7,400	—	—	7,400
General and administrative	4,134	3,821	4,577	22,785	2,323	3,637	26,422

Total operating expenses	17,124	15,259	22,704	73,906	8,782	9,448	83,354

Loss from operations	(17,124)	(15,259)	(22,704)	(73,906)	(8,782)	(9,448)	(83,354)
Other income (expense):
Interest income	111	86	284	679	207	261	940
Interest expense	—	(55)	(25)	(234)	(15)	(90)	(324)
Other	—	—	39	39	—	133	172
Foreign currency transactions gains (losses)	—	—	(116)	(116)	(43)	4	(112)
Accretion of preferred stock of holders in joint venture	—	—	(926)	(926)	(471)	(486)	(1,412)
Loss on conversion of notes payable	—	—	—	(811)	—	—	(811)

Net loss	(17,013)	(15,228)	(23,448)	(75,275)	(9,104)	(9,626)	(84,901)
Redeemable convertible preferred stock dividends and accretion	2,238	3,768	4,957	12,696	2,434	4,003	16,699

Net loss attributable to common stockholders	$(19,251)	(18,996)	(28,405)	(87,971)	(11,538)	(13,629)	(101,600)

Basic and diluted weighted average common shares outstanding	349,909	358,231	376,036	—	371,482	382,882	—
Basic and diluted net loss attributable to common stockholders per share	$(55.02)	(53.03)	(75.54)	—	(31.06)	(35.60)	—
Unaudited:
Pro forma net loss per share — basic and diluted			$(4.38)			$(0.93)
Shares used in computing pro forma net loss per share — basic and diluted			5,352,321			10,369,700

See accompanying notes to consolidated financial statements.

ACTIVBIOTICS, INC.
(A Development-Stage Company)
Consolidated Statements of Stockholders' Deficit and Comprehensive Loss
Period from inception (October 1, 1996) to June 30, 2006
(In thousands, except share amounts)

			Nonvoting common stock					Accumulated other comprehensive income (loss)	Deficit accumulated during the development stage
	Common stock
					Additional paid-in capital	Deferred stock compensation	Subscription receivable			Total stockholders' deficit	Comprehensive loss
	Shares	Amount	Shares	Amount
Issuance of common stock to founders in October 1996	74,947	$1	—	$—	—	—	—	—	—	1
Issuance of nonvoting common stock in connection with a license and research agreement	—	—	5,635	—	—	—	—	—	—	—
Net loss	—	—	—	—	—	—	—	—	(55)	(55)	$(55)

Balance at December 31, 1996	74,947	1	5,635	—	—	—	—	—	(55)	(54)	$(55)

Issuance of common stock for cash and services	34,262	—	—	—	320	—	—	—	—	320
Capital contribution	—	—	—	—	30	—	—	—	—	30
Net loss	—	—	—	—	—	—	—	—	(850)	(850)	$(850)

Balance at December 31, 1997	109,209	1	5,635	—	350	—	—	—	(905)	(554)	$(850)

Issuance of warrants relating to bridge notes	—	—	—	—	10	—	—	—	—	10
Net loss	—	—	—	—	—	—	—	—	(590)	(590)	$(590)

Balance at December 31, 1998	109,209	1	5,635	—	360	—	—	—	(1,495)	(1,134)	$(590)

Issuance of warrants relating to bridge notes	—	—	—	—	34	—	—	—	—	34
Net loss	—	—	—	—	—	—	—	—	(729)	(729)	$(729)

Balance at December 31, 1999	109,209	1	5,635	—	394	—	—	—	(2,224)	(1,829)	$(729)

Issuance of common stock to executive as compensation	16,530	—	—	—	594	—	—	—	—	594
Conversion of notes payable into common stock and warrants	36,638	1	—	—	1,323	—	—	—	—	1,324
Exercise of warrants to purchase common stock	535	—	—	—	5	—	—	—	—	5
Issuance of common stock in lieu of interest payable	77	—	—	—	3	—	—	—	—	3
Issuance of common stock	16,884	—	—	—	599	—	—	—	—	599
Issuance of common stock and warrants for cash and subscription receivable	14,856	—	—	—	763	—	(28)	—	—	735
Issuance of warrants relating to bridge notes	—	—	—	—	21	—	—	—	—	21
Net loss	—	—	—	—	—	—	—	—	(3,278)	(3,278)	(3,278)

Balance at December 31, 2000	194,729	2	5,635	—	3,702	—	(28)	—	(5,502)	(1,826)	$(3,278)

ACTIVBIOTICS, INC.
(A Development-Stage Company)
Consolidated Statements of Stockholders' Deficit and Comprehensive Loss (Continued)
Period from inception (October 1, 1996) to June 30, 2006
(In thousands, except share amounts)

			Nonvoting common stock						Deficit accumulated during the development stage
	Common stock							Accumulated other comprehensive income (loss)
					Additional paid-in capital	Deferred stock compensation	Subscription receivable			Total stockholders' deficit	Comprehensive loss
	Shares	Amount	Shares	Amount
Receipt of subscription receivable	—	—	—	—	—	—	28	—	—	28
Issuance of common stock and warrants	19,068	—	—	—	980	—	—	—	—	980
Issuance of common stock and warrants in exchange for services and settlement of liabilities	17,764	1	—	—	912	—	—	—	—	913
Issuance of options to nonemployees in exchange for services	—	—	—	—	72	—	—	—	—	72
Issuance of options to nonemployees for settlement of liabilities	—	—	—	—	460	—	—	—	—	460
Issuance of common stock to executive as compensation	7,137	—	—	—	266	—	—	—	—	266
Issuance of common stock for services to nonemployees	13,598	—	—	—	508	—	—	—	—	508
Issuance of restricted common stock for services to nonemployees	9,101	—	—	—	86	—	—	—	—	86
Exchange of nonvoting common stock for voting common stock	5,635	—	(5,635)	—	—	—	—	—	—	—
Issuance of common stock for license	6,000	—	—	—	120	—	—	—	—	120
Distribution of common stock in exchange for outstanding warrants	—	—	—	—	114	—	—	—	—	114
Redeemable convertible preferred stock dividends and accretion	—	—	—	—	(337)	—	—	—	—	(337)
Net loss	—	—	—	—	—	—	—	—	(4,729)	(4,729)	$(4,729)

Balance at December 31, 2001	273,032	3	—	—	6,883	—	—	—	(10,231)	(3,345)	$(4,729)

Exchange of common stock for Series A redeemable convertible preferred stock	(6,000)	—	—	—	(120)	—	—	—	—	(120)
Redeemable convertible preferred stock dividends and accretion	—	—	—	—	(1,395)	—	—	—	—	(1,395)
Distribution of common stock in exchange for outstanding warrants	57,074	—	—	—	10	—	—	—	—	10
Issuance of common stock to nonemployees for services	1,500	—	—	—	3	—	—	—	—	3
Exercise of common stock options	13,500	—	—	—	26	—	—	—	—	26
Issuance of restricted common stock to employee for services	33,000	1	—	—	65	(66)	—	—	—	—
Stock compensation for services	—	—	—	—	11	17	—	—	—	28
Net loss	—	—	—	—	—	—	—	—	(9,355)	(9,355)	$(9,355)

Balance at December 31, 2002	372,106	4	—	—	5,483	(49)	—	—	(19,586)	(14,148)	$(9,355)

ACTIVBIOTICS, INC.
(A Development-Stage Company)
Consolidated Statements of Stockholders' Deficit and Comprehensive Loss (Continued)
Period from inception (October 1, 1996) to June 30, 2006
(In thousands, except share amounts)

									Deficit accumulated during the development stage
	Common stock		Nonvoting common stock					Accumulated other comprehensive income (loss)
					Additional paid-in capital	Deferred stock compensation	Subscription receivable			Total stockholders' deficit	Comprehensive loss
	Shares	Amount	Shares	Amount
Forfeiture of restricted common stock granted to employee for services	(24,750)	$—	—	$—	(49)	49	—	—	—	—
Redeemable convertible preferred stock dividends and accretion	—	—	—	—	(2,238)	—	—	—	—	(2,238)
Issuance of common stock to employee for services	312	—	—	—	2	—	—	—	—	2
Exercise of common stock options	2,200	—	—	—	5	—	—	—	—	5
Issuance of common stock to nonemployees for services	4,125	—	—	—	28	—	—	—	—	28
Stock compensation for services	—	—	—	—	690	(266)	—	—	—	424
Issuance of warrant in connection with the equipment facility	—	—	—	—	24	—	—	—	—	24
Net loss	—	—	—	—	—	—	—	—	(17,013)	(17,013)	$(17,013)

Balance at December 31, 2003	353,993	4	—	—	3,945	(266)	—	—	(36,599)	(32,916)	$(17,013)

Redeemable convertible preferred stock dividends and accretion	—	—	—	—	(3,768)	—	—	—	—	(3,768)
Issuance of common stock to nonemployees for services	4,350	—	—	—	30	—	—	—	—	30
Exercise of common stock options	3,344	—	—	—	6	—	—	—	—	6
Stock compensation for services	—	—	—	—	956	(669)	—	—	—	287
Foreign currency translation adjustment	—	—	—	—	—	—	—	(1)	—	(1)	$(1)
Net loss	—	—	—	—	—	—	—	—	(15,228)	(15,228)	(15,228)

Balance at December 31, 2004	361,687	4	—	—	1,169	(935)	—	(1)	(51,827)	(51,590)	$(15,229)

Redeemable convertible preferred stock dividends and accretion	—	—	—	—	(4,957)	—	—	—	—	(4,957)
Stock issued to employees	18,239	—	—	—	57	—	—	—	—	57
Exercise of stock options	2,972	—	—	—	6	—	—	—	—	6
Stock compensation for services	—	—	—	—	744	(175)	—	—	—	569
Acquisition of Metaphore	—	—	—	—	6,599	—	—	—	—	6,599
Adjustment of preferred stock warrant	—	—	—	—	(24)	—	—	—	—	(24)	$—
Foreign currency translation adjustment	—	—	—	—	—	—	—	459	—	459	459
Net loss	—	—	—	—	—	—	—	—	(23,448)	(23,448)	(23,448)

Balance at December 31, 2005	382,898	4	—	—	3,594	(1,110)	—	458	(75,275)	(72,329)	$(22,989)

Eliminate deferred stock compensation (unaudited)	—	—	—	—	(1,110)	1,110	—	—	—	—
Redeemable convertible preferred stock dividends and accretion (unaudited)	—	—	—	—	(4,003)	—	—	—	—	(4,003)
Stock compensation for services (unaudited)	—	—	—	—	496	—	—	—	—	496
Adjustment of the series C-2 redeemable convertible preferred stock redemption value (unaudited)	—	—	—	—	1,672	—	—	—	—	1,672
Adjustment due to reverse stock split (unaudited)	(16)	—	—	—	—	—	—	—	—	—
Foreign currency translation adjustment (unaudited)	—	—	—	—	—	—	—	216	—	216	216
Net loss (unaudited)	—	—	—	—	—	—	—	—	(9,626)	(9,626)	(9,626)

Balance at June 30, 2006 (unaudited)	382,882	$4	—	$—	649	—	—	674	(84,901)	(83,574)	$(9,410)

Pro forma balance at June 30, 2006 (unaudited)	10,564,181	$106	—	$—	98,787	—	—	674	(84,901)	14,666

See accompanying notes to consolidated financial statements.

ACTIVBIOTICS, INC.
(A Development-Stage Company)

Consolidated Statements of Cash Flows

(In thousands)

				Period from inception (October 1, 1996) to December 31, 2005			Period from inception (October 1, 1996) to June 30, 2006
	Year ended December 31				Six months ended June 30
	2003	2004	2005		2005	2006
					(unaudited)		(unaudited)
Cash flows from operating activities:
Net loss	$(17,013)	(15,228)	(23,448)	(75,275)	(9,104)	(9,626)	(84,901)
Adjustments to reconcile net loss to net cash used in operating activities:
In-process research and development	—	—	7,400	7,400	—	—	7,400
Accretion of preferred stock of holders in joint venture	—	—	926	926	471	486	1,412
Depreciation and amortization	260	551	550	1,605	263	232	1,837
Loss on disposal of property and equipment	—	—	25	25	—	—	25
Loss on conversion of notes payable	—	—	—	811	—	—	811
Warrants issued for services	1	8	8	196	4	4	200
Stock compensation expense for services	454	288	569	3,228	349	496	3,724
Changes in operating assets and liabilities, net of acquisition:
Prepaid expenses and other current assets	(134)	(46)	(275)	(461)	(166)	(491)	(952)
Due to related party	—	—	—	240	—	—	240
Accounts payable	727	(553)	776	2,427	640	(826)	1,601
Accrued expenses	950	(1,008)	(262)	1,783	496	632	2,415
Other liabilities	—	—	88	88	—	90	178

Net cash used in operating activities	(14,755)	(15,988)	(13,643)	(57,007)	(7,047)	(9,003)	(66,010)

Cash flows from investing activities:
Cash acquired in acquisition, net of cash paid	—	—	19,098	19,098	—	—	19,098
Purchases of short-term investments	—	—	(10,208)	(10,208)	(10,200)	—	(10,208)
Proceeds from short-term investments	—	—	4,862	4,862	—	246	5,108
Purchases of property and equipment	(1,169)	(457)	(230)	(2,325)	(39)	(37)	(2,362)
Proceeds from disposal of property and equipment	—	—	41	41	—	178	219
Changes in restricted cash	—	—	(36)	(161)	—	—	(161)

Net cash provided by (used in) investing activities	(1,169)	(457)	13,527	11,307	(10,239)	387	11,694

Cash flows from financing activities:
Proceeds from issuance of debentures, net of issuance costs	—	9,970	—	9,970	—	—	9,970
Proceeds from sale of common stock and exercise of common stock options and warrants	5	7	62	906	55	—	906
Proceeds from sale of common stock and warrants (units)	—	—	—	1,743	—	—	1,743
Proceeds from sale of redeemable convertible preferred stock, net of issuance costs	13,042	22,960	(51)	52,001	(51)	—	52,001
Proceeds from issuance of notes payable and long-term debt, net of issuance cost	1,000	—	—	2,325	—	4,904	7,229
Issuance costs for preferred stock of holders in joint venture	—	—	(529)	(529)	(533)	—	(529)
Repayment of notes payable and long-term debt	(30)	(318)	(333)	(870)	(164)	(316)	(1,186)

Net cash provided by (used in) financing activities	14,017	32,619	(851)	65,546	(693)	4,588	70,134

Effect of exchange rate changes on cash	—	218	(34)	184	(12)	10	194

Net increase (decrease) in cash and cash equivalents	(1,907)	16,392	(1,001)	20,030	(17,991)	(4,018)	16,012
Cash and cash equivalents, beginning of period	6,546	4,639	21,031	—	21,031	20,030	—

Cash and cash equivalents, end of period	$4,639	21,031	20,030	20,030	3,040	16,012	16,012

Supplemental disclosure of cash flow information:
Cash paid for interest	$—	39	27	240	15	85	325
Noncash investing and financing activities:
Warrant issued in connection with long-term debt	$24	—	—	24	—	242	266
Redeemable convertible preferred stock dividends and accretion	2,238	3,768	4,957	12,696	2,434	4,003	16,699
Issuance of common stock for payment of accounts payable	—	—	—	50	—	—	50
Conversion of notes payable for shares of common stock	—	—	—	513	—	—	513
Conversion of bridge notes for shares of Series A redeemable convertible preferred stock	—	—	—	750	—	—	750
Issuance of stock options for settlement of liabilities	—	—	—	460	—	—	460
Conversion of debentures and accrued interest payable into preferred stock of joint venture	—	—	10,361	10,361	10,361	—	10,361
Acquisition of assets (note 3)

See accompanying notes to consolidated financial statements.

ACTIVBIOTICS, INC.
(A Development-Stage Company)

Notes to Consolidated Financial Statements

December 31, 2003, 2004 and 2005 and
June 30, 2005 and 2006 (unaudited)

(Including data applicable to unaudited periods)

(1)    Nature of Business

        ActivBiotics, Inc. (the Company) is a privately owned, early stage biopharmaceutical company focused on the discovery, development, and commercialization of therapies for the treatment of inflammatory diseases and bacterial infections.

        The Company is subject to risks common to emerging companies in the drug development and pharmaceutical industry including, but not limited to, uncertainty of product development and commercialization, lack of marketing and sales history, dependence on key personnel, market acceptance of products, product liability, protection of proprietary technology, ability to raise additional financing and compliance with FDA and other government regulations.

        The Company has generated no revenue and has incurred significant operating losses since its inception and, as a result, at December 31, 2005 has a deficit accumulated during the development stage of $75.3 million. Operations to date have been funded principally through the sale and issuance of its redeemable convertible preferred stock and debt and through a research and development cost sharing arrangement with an affiliated entity, ActivBiotics (Canada) Inc. Based on its cash balance at December 31, 2005 coupled with the $5.0 million Venture Loan obtained in June 2006 (see note 18), the Company believes it has sufficient funds to support its operations for the next 12 months. The Company will need to raise additional capital in the future to further its research and drug development efforts. The Company is currently planning to sell shares of its common stock in an initial public offering to raise funds to support its operations. However, no assurances can be made that future capital will be available on terms acceptable to the Company to support its long-term liquidity needs.

(2)    Summary of Significant Accounting Policies

Basis of Presentation

        The Company has devoted its efforts since its inception to product development and securing financing. No revenue has been derived from its planned principal operations. Accordingly, the financial statements are presented in accordance with Financial Accounting Standards Board (FASB) Statement No. 7, Accounting and Reporting by Development-Stage Enterprises.

Principles of Consolidation

        The consolidated financial statements include the financial statements of ActivBiotics, Inc. and its wholly owned subsidiary, Metaphore Pharmaceuticals, Inc., and affiliated entity, ActivBiotics (Canada) Inc. ActivBiotics (Canada) Inc. is a joint venture that has been deemed a variable interest entity under the guidance of FASB Interpretation No. 46(R), Consolidation of Variable Interest Entities, and consolidated in the Company's financial statements (see note 12). All significant intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates

        The preparation of financial statements requires management to make a number of estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant items subject to such estimates and assumptions include measurement of stock-based compensation, fair value of the Company's preferred and common stock and equity instruments, valuation of acquired in-process research and development, percentage of costs incurred under clinical research contracts and recoverability of long-lived and deferred tax assets. The Company bases its estimates on historical experience and various other assumptions that management believes to be reasonable under the circumstances. Changes in estimates are recorded in the period in which they become known. Actual results could differ from those estimates.

Cash and Cash Equivalents

        The Company considers all highly liquid investments with original maturities of three months or less on date of purchase or acquisition to be cash equivalents.

        The Company maintains its cash in bank deposit accounts at high-quality financial institutions. The balance may exceed federally insured limits.

Property and Equipment

        Property and equipment are stated at cost. Depreciation is computed on a straight-line basis over the estimated useful life of the asset. Property and equipment is depreciated over periods that range from three to seven years. Leasehold improvements are amortized over the shorter of the lease term or estimated useful life of the asset. Maintenance and repairs are charged to operations when incurred.

Impairment of Long-Lived Assets

        The Company accounts for the impairment and disposition of long-lived assets in accordance with Statement of Financial Accounting Standards (SFAS) No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. In accordance with SFAS No. 144, long-lived assets, such as property and equipment, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset.

Research and Development

        Research and development costs are expensed as incurred in accordance with SFAS No. 2, Accounting for Research and Development Costs. Research and development costs are comprised of costs incurred in performing research and development activities, including salaries, benefits, facilities, research-related overhead, clinical trial costs, contracted services, technology acquisition license fees, and other external costs.

        Clinical research expenses represent obligations resulting from the Company's contracts with various research organizations in connection with conducting clinical trials for the Company's product candidates. The Company accounts for these expenses on an accrual basis according to the progress of the trial as measured by patient enrollment and the timing of various aspects of the trial. These expenses, which are reported as a component of research and development expense, include fees paid to contract research organizations and participating hospitals and other service providers, which conduct certain product development activities on behalf of the Company. Depending on the timing of payments to the service providers and the level of service provided, the Company records prepaid expenses or accruals relating to these costs. These accruals or prepaid expenses are based on estimates of the work performed under service agreements, milestones achieved, patient enrollment and experience with similar contracts. During the course of a trial, the Company monitors each of the factors to the extent possible and adjusts its rate of clinical expense recognition if actual results differ from its estimates.

Patents

        Costs to secure and defend patents are expensed as incurred and are classified as general and administrative expense in the Company's consolidated statements of operations. Patent expenses for the years ended December 31, 2003, 2004, and 2005 were approximately $353,000, $306,000, and $363,000, respectively.

Income Taxes

        Income taxes are accounted for under the asset and liability method. This method requires that deferred tax assets and liabilities be recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to be applied to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on the deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Stock-Based Compensation

  (i)    Stock-Based Compensation under APB No. 25

        Prior to January 1, 2006, the Company applied the intrinsic-value-based method of accounting prescribed by Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations, including Financial Accounting Standards Board (FASB) Interpretation No. 44, Accounting for Certain Transactions involving Stock Compensation, an Interpretation of APB Opinion No. 25, in accounting for its employee stock options. Under this method, compensation expense is generally recorded on the date of grant only if the estimated fair value of the underlying stock exceeds the exercise price. Given the absence of an active market for the Company's common stock, the board of directors historically has determined the estimated fair value of common stock on the dates of grant based on several factors, including progress against regulatory, clinical and product development milestones, sales of common stock to outside investors, sales of redeemable convertible preferred stock and the related liquidation preference associated with such preferred stock, and the likelihood of achieving a liquidity event such as an initial public offering or sale of the Company. In addition, the Company considered retrospective valuation information regarding its common stock for the years 2003 through 2005. As a result, the Company recorded deferred compensation charges for the difference between the estimated fair value of the common stock and the exercise price of options granted at the date of grant (see note 11). Compensation expense is recognized over the vesting periods on a straight-line basis.

        The Company accounts for stock options issued to nonemployees in accordance with the provisions of SFAS No. 123, Accounting for Stock-Based Compensation, and Emerging Issues Task Force (EITF) No. 96-18, Accounting for Equity Instruments that are Issued to Other than Employees, or in Conjunction with Selling Goods or Services, which requires valuing the stock options using a Black-Scholes option pricing model and remeasuring such stock options to the current fair value until the performance date has been reached.

        SFAS No. 123 and SFAS No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure, an amendment of FASB Statement No. 123, established accounting and disclosure requirements using a fair-value-based method of accounting for stock-based employee compensation plans. As permitted by existing accounting standards, the Company elected to continue to apply the intrinsic-value-based method of accounting described above, for options granted through December 31, 2005. The following table illustrates the effect on net loss attributable to common stockholders as if the fair-value-based method had been applied to all outstanding and unvested awards in each period prior to the adoption of SFAS No. 123(R), Share-Based Payment on January 1, 2006 (in thousands, except per share amounts):

				Period from inception (October 1, 1996) through December 31, 2005
	Year ended December 31				Six months ended June 30, 2005
	2003	2004	2005
					(unaudited)
Net loss attributable to common stockholders, as reported	$(19,251)	(18,996)	(28,405)	(87,971)	(11,538)
Add stock-based employee compensation expense determined under the fair value method	(175)	(379)	(837)	(1,412)	(514)
Deduct stock-based employee compensation expense included in reported net loss	506	282	569	1,263	349

Pro forma net loss attributable to common stockholders	$(18,920)	(19,093)	(28,673)	(88,120)	(11,703)

Basic and diluted net loss attributable to common stockholders per common share, as reported	$(55.02)	(53.03)	(75.54)		(31.06)
Basic and diluted net loss attributable to common stockholders per common share, pro forma	$(54.07)	(53.30)	(76.25)		(31.50)

        For the years ended December 31, 2003, 2004 and 2005, the fair value of each employee stock option award was estimated on the date of grant based on the fair value method using the Black-Scholes option pricing valuation model with the following weighted average assumptions:

				Period from inception (October 1, 1996) through December 31, 2005
	Year ended December 31
	2003	2004	2005
Risk-free interest rate	3.62%	3.23%	3.90%	3.96%
Expected life in years	5.25	5.00	6.25	6.75
Volatility	85%	85%	80%	61%
Expected dividend yield	—	—	—	—
Weighted average fair value	$5.82	$5.18	$3.80	$3.56

        Prior to 2003, the Company utilized the minimum value method and therefore did not consider volatility in estimating the fair value of its stock options.

  (ii)    Stock Based Compensation under SFAS No. 123(R) (unaudited):

        Effective January 1, 2006, the Company adopted SFAS No. 123(R) using the modified prospective method of transition. Under that transition method, compensation cost recognized in the six-month period ended June 30, 2006 includes: (a) compensation costs for all nonvested share-based payments granted prior to January 1, 2006, based on the grant date fair value method estimated in accordance with the provisions of SFAS 123 adjusted for estimated forfeitures and (b) compensation costs for all share-based payments granted subsequent to January 1, 2006, based on the grant date fair value estimated in accordance with the provisions of SFAS No. 123(R). The Company did not grant any stock options during the six months ended June 30, 2006; therefore no compensation cost for share-based payments valued under the provisions of SFAS No. 123(R) with respect to employee stock option grants was recorded. However, we modified a previously issued stock award to our former Vice President of Finance and Administration and Chief Financial Officer, which resulted in a charge of $44,000.

        Prior to the adoption of SFAS No. 123(R), the Company presented its unamortized portion of deferred compensation cost for nonvested stock options in the statement of stockholders' deficit and comprehensive loss with a corresponding credit to additional paid-in capital. Upon the adoption of SFAS No. 123(R), these amounts were offset against each other. Under SFAS No. 123(R), an equity instrument is not considered to be issued until the instrument vests. As a result, compensation costs are recognized over the requisite service period with an offsetting credit to additional paid-in capital, and the deferred compensation balance of $1,110,000 at January 1, 2006 was netted against additional paid-in capital during the first quarter of 2006.

        The Company continued to use the Black-Scholes option pricing model as the most appropriate valuation method for its option grants. The Black-Scholes model requires inputs for risk-free interest rate, dividend yield, volatility and expected lives of the options. Since the Company has a limited history of stock activity, expected volatility is based on historical data from several public companies similar in size and value to the Company. The Company will continue to use a weighted average approach using historical volatility and other similar public entity volatility information until historical volatility of the Company is relevant to measure expected volatility for future option grants. The Company estimates the forfeiture rate based on historical data. Based on an analysis of historical forfeitures, the Company has applied an annual forfeiture rate of 7.55% to all options vesting in the six months ended June 30, 2006. This analysis will be re-evaluated quarterly and the forfeiture rate will be adjusted as necessary. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of the grant. The expected lives, net of forfeitures, for options granted represents the period of time that options granted are expected to be outstanding.

        The Company allocates compensation costs under SFAS No. 123(R) on a straight-line basis over the requisite service period. The Company amortizes the fair value of each option over each option's service period, which is generally the vesting period.

        As a result of adopting SFAS No. 123(R) on January 1, 2006, the Company's net loss for the six months ended June 30, 2006 was approximately $207,000 higher than if it had continued to account for share-based compensation under APB Opinion No. 25.

        The Company's net loss for the six months ended June 30, 2006 includes $496,000 of compensation costs and no income tax benefit related to the Company's stock-based compensation arrangements. As of June 30, 2006, the total amount of unrecognized stock-based compensation expense is $1.1 million and will be recognized over a period of 3.3 years.

        Certain of the employee stock options granted by the Company are structured to qualify as incentive stock options (ISOs). Under current tax regulations, the Company does not receive a tax deduction for the issuance, exercise or disposition of ISOs if the employee meets certain holding requirements. If the employee does not meet the holding requirements, a disqualifying disposition occurs, at which time the Company will receive a tax deduction. The Company does not record tax benefits related to ISOs unless and until a disqualifying disposition occurs. In the event of a disqualifying disposition, the entire tax benefit is recorded as a reduction of income tax expense. The Company has not recognized any income tax benefit for the share-based compensation arrangement due to the fact that the Company does not believe it is more likely than not it will recognize any deferred tax assets from such compensation cost recognized in the current period.

Segment Reporting

        SFAS No. 131, Disclosure About Segments of an Enterprise and Related Information, requires companies to report selected information about operating segments, as well as enterprisewide disclosures about products, services, geographical area, and major customers. Operating segments are determined based on the way management organizes its business for making operating decisions and assessing performance. The Company has only one operating segment, the discovery, development and commercialization of therapies.

Comprehensive Income (Loss)

        SFAS No. 130, Reporting Comprehensive Income, requires that all components of comprehensive income (loss) be disclosed in the consolidated financial statements. Comprehensive income (loss) is defined as the change in equity of a business enterprise during a period from transactions, and other events and circumstances from nonowner sources. Changes in the foreign currency translation represents the only difference between the Company's net loss and comprehensive loss.

Fair Value of Financial Instruments

        The carrying amounts of the Company's financial instruments, which include cash equivalents, short-term investments, accounts payable, and short-term debt, approximate their fair values due to their short maturities. Based on borrowing rates available to the Company for loans with similar terms, the carrying value of the equipment facility at December 31, 2004 and 2005 approximates fair value.

        In connection with issuing debt, the Company issued warrants to purchase shares of its Series B redeemable convertible preferred stock that are considered liabilities pursuant to SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity, (SFAS No. 150) and related FASB Staff Position 150-5, Issuer's Accounting under FASB Statement No. 150 for Freestanding Warrants and Other Similar Investments on Shares That are Redeemable (FSP 150-5). The warrants are reported as liabilities at their estimated fair value and any changes in fair value are reflected in the statement of operations during the period of the change in value.

Foreign Currency Transactions

        The functional currency for the affiliated entity, ActivBiotics (Canada) Inc., is the Canadian dollar. The translation into United States dollars is performed for balance sheet accounts using exchange rates in effect at the balance sheet date, and for expense accounts using a weighted average exchange rate for the period. The resulting translation adjustments are recorded as a component of accumulated other comprehensive income (loss).

Variable Interest Entities

        In December 2003, the FASB issued FASB Interpretation No. 46(R), Consolidation of Variable Interest Entities, which addresses how a business enterprise should evaluate whether it has a controlling financial interest in an entity through means other than voting rights and accordingly should consolidate the entity. The Company adopted FIN 46R as of January 1, 2004 and applies FIN 46R to all of its variable interests in variable interest entities (VIE). See note 12 for information required by FIN 46R.

Basic and Diluted Net Loss Per Common Share

        Net loss per share is computed based on the guidance of SFAS No. 128, Earnings Per Share, requiring companies to report both basic net loss per common share, which is computed using the weighted average number of common shares outstanding during the period, and diluted net loss per common share, which is computed using the weighted average number of common shares outstanding and the weighted average dilutive potential common shares outstanding using the treasury stock method. However, for all periods presented, diluted net loss per share is the same as basic net loss per share as the inclusion of weighted average shares of common stock issuable upon the exercise of stock options and warrants and under redeemable convertible preferred stock would be anti-dilutive.

        The following table summarizes securities outstanding as of each period end which were not included in the calculation of diluted net loss per share as their inclusion would be anti-dilutive (in thousands):

	December 31,			June 30,
	2003	2004	2005	2005	2006
				(unaudited)
Redeemable convertible preferred stock	1,513	3,462	7,758	3,462	7,758
Put option on the preferred stock of joint venture	—	—	1,080	973	1,080
Preferred stock warrants	2	2	2	2	46
Common stock options	255	464	922	689	917
Common stock warrants	—	—	3	—	3

        The unaudited pro forma basic and diluted net loss per share calculations assume the exercise of the put right by the investors in ActivBiotics (Canada) Inc. into shares of the Company's Series C-1 redeemable convertible preferred stock and the conversion of all redeemable convertible preferred stock into, and the payment of related dividends through the issuance of, shares of common stock at the beginning of the period or the original dates of issuance, if later, at the current rate of conversion.

	Year ended December 31,			Six months ended June 30,
	2003	2004	2005	2005	2006
	(In thousands, except share and per share amounts)
				(unaudited)
Historical
Numerator:
Net loss attributable to common stockholders	$(19,251)	(18,996)	(28,405)	(11,538)	(13,629)
Denominator:
Weighted average common shares outstanding	349,909	358,231	376,036	371,482	382,882
Net loss attributable to common stockholders per share — basic and diluted	$(55.02)	(53.03)	(75.54)	(31.06)	(35.60)

	Year ended December 31, 2005	Six months ended June 30, 2006
	(In thousands, except share and per share amounts)
Unaudited pro forma
Numerator:
Net loss attributable to common stockholders used above	$(28,405)	(13,629)
Pro forma adjustment to eliminate dividends and accretion on redeemable convertible preferred stock and accretion of preferred stock of holders in joint venture	4,957	4,003

Pro forma net loss attributable to common stockholders	$(23,448)	(9,626)

Denominator:
Shares used above	376,036	382,882
Pro forma adjustment to reflect weighted average effect of assumed exercise of put right by holders in joint venture and conversion of redeemable convertible preferred stock and accrued dividends payable into common stock	4,976,285	9,986,818

Shares used to compute pro forma basic and diluted net loss attributable to common stockholders	5,352,321	10,369,700

Pro forma net loss attributable to common stockholders per share — basic and diluted	$(4.38)	$(0.93)

Unaudited Interim Financial Information

        The accompanying interim balance sheet as of June 30, 2006, the statements of operations and cash flows for the six months ended June 30, 2005 and 2006, and the statements of stockholders' equity (deficit) for the six months ended June 30, 2006 are unaudited. The unaudited interim financial statements have been prepared in accordance with accounting principles generally accepted in the United States. In the opinion of the Company's management, the unaudited interim financial statements have been prepared on the same basis as the audited financial statements and include all adjustments, consisting solely of normal recurring adjustments and accruals necessary for the fair presentation of the Company's financial position as of June 30, 2006 and its results of operations and cash flows for the six months ended June 30, 2005 and 2006. The results for the six months ended June 30, 2006 are not necessarily indicative of the results to be expected for the year ending December 31, 2006.

        As previously noted, effective January 1, 2006, the Company adopted SFAS No. 123(R), Share-Based Payment, using the modified prospective method of transition.

Unaudited Pro Forma Presentation

        The unaudited pro forma balance sheet and the unaudited pro forma statement of stockholders' equity (deficit) and comprehensive loss as of June 30, 2006 reflect the assumed exercise of the put right by the investors in ActivBiotics (Canada) Inc. into 972,762 shares of the Company's Series C-1 redeemable convertible preferred stock and the conversion of all outstanding shares of redeemable convertible preferred stock and related dividends into 10,181,299 shares of common stock based on the shares of redeemable convertible preferred stock outstanding at June 30, 2006.

Recent Accounting Pronouncements

        In December 2004, the FASB issued SFAS No. 123(R), Share-Based Payment, which is a revision of SFAS No. 123. SFAS No. 123(R) supersedes APB Opinion No. 25 and amends SFAS No. 95, Statement of Cash Flows. Generally, the approach in SFAS No. 123(R) is similar to the approach described in SFAS No. 123. However, SFAS 123(R) requires all share-based payments to employees or directors, including grants of employee and director stock options, to be recognized as an expense in the statement of operations based on their fair values. Pro forma disclosure is no longer an alternative. The Company adopted SFAS No. 123(R) using the modified prospective method of transition on January 1, 2006. As previously noted, the Company accounted for share-based payments to employees issued prior to December 31, 2005 using the intrinsic value method under APB Opinion No. 25 and, as such, generally recognized compensation cost for employee stock options issued at below fair market value. The adoption of the fair value method under SFAS No. 123(R) will have a significant impact on the Company's results of operations, although it will have no impact on the Company's overall financial position. The future impact of the adoption of SFAS No. 123(R) cannot be predicted at this time because it will depend on levels of share-based payments granted in the future. However, the impact of the adoption of SFAS No. 123(R) for the six months ended June 30, 2006 resulted in the recognition of $207,000 in additional compensation expense versus what would have been recognized under the provisions of APB Opinion No. 25. Had the Company adopted SFAS No. 123(R) in prior periods, the impact of that standard would have approximated the impact of SFAS No. 123 as described in the disclosure of pro forma net loss and loss per share in Note 2 to the consolidated financial statements.

        In May 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Correction (SFAS No. 154). SFAS No. 154 is a replacement of APB Opinion No. 20, Accounting Changes (APB Opinion No. 20), and SFAS No. 3, Reporting Accounting Changes in Interim Financial Statements. This statement applies to all voluntary changes in accounting principle, and changes the accounting for, and reporting of, a change in accounting principle. SFAS No. 154 requires retrospective application to prior periods' financial statements of a voluntary change in accounting principle unless it is impracticable to do so. APB Opinion No. 20 previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. SFAS No. 154 carries forward many provisions of APB Opinion No. 20 without change, including the provisions related to the reporting of a change in accounting estimate, a change in the reporting entity, and the correction of an error. SFAS No. 154 does not change the transition provisions of any existing account pronouncements, including those that are in a transition phase as of the effective date of the statement. The Company adopted the provisions of SFAS No. 154 on January 1, 2006, and the adoption of the new standard did not have a material impact on the Company's consolidated financial position or consolidated statement of operations.

        In June 2005, the FASB issued FSP 150-5. The FSP clarifies that freestanding warrants and similar instruments on shares that are redeemable should be accounted for as liabilities under SFAS No. 150, regardless of the timing of the redemption feature or price, even though the underlying shares may be classified as permanent or temporary equity. The FSP was effective for the first reporting period beginning after June 30, 2005. The Company adopted FSP 150-5 in 2005 and the impact was not material to the Company's consolidated financial position or consolidated statement of operations.

        In July 2006, the FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes — an interpretation of FAS 109. This interpretation clarifies the accounting for uncertainty in income taxes recognized in a company's financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes. This interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken in a tax return. It also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Interpretation No. 48 is effective for fiscal years beginning after December 15, 2006. Earlier application is encouraged if the company has not yet issued financial statements, including interim financial statements, in the period Interpretation No. 48 is adopted. The Company is currently evaluating the impact the adoption of this interpretation will have on its consolidated results of operations and financial position.

(3)    Acquisition

Metaphore Pharmaceuticals, Inc.

        In December 2005, the Company acquired the outstanding capital stock of Metaphore Pharmaceuticals, Inc. (Metaphore). The purchase price of approximately $26.4 million consisted of 3,815,325 shares of Series C-2 redeemable convertible preferred stock at a per share value of $6.70, the assumption of vested stock options and warrants with a fair value of approximately $502,000, and direct costs of approximately $367,000. In addition, the Metaphore stockholders are entitled to receive contingent consideration in the form of future royalty payments upon the occurrences of certain conditions. If the Company determines to market and sell products that are based on certain acquired technology, then the former Metaphore stockholders are entitled to a cash payment of 10% of the products' net sales less amounts due on a dollar-for-dollar basis under the Pfizer license agreement (see note 6). These contingent royalty payments, if any, will be charged to operations as incurred on an accrual basis. Approximately 42% of Metaphore was previously owned by certain significant shareholders of the Company, who owned 41% of the Company at the time of the transaction.

        For accounting purposes, the transaction did not constitute a business combination because Metaphore did not meet the definition of a business under EITF No. 98-3, Determining Whether a

Nonmonetary Transaction Involves Receipt of Productive Assets or of a Business. The purchase price was allocated to assets acquired and liabilities assumed based on management's analysis and estimates of fair values. Management's estimates of fair value are based on assumptions believed to be reasonable, but which are inherently uncertain and unpredictable. The acquired in-process research and development (IPR&D) was valued at $6.3 million. The remaining excess purchase price over the identifiable tangible and intangible assets and liabilities was approximately $1.1 million. The excess amount was allocated to the acquired intangible assets, resulting in approximately $7.4 million being assigned to IPR&D assets that was written off at the date of the acquisition in accordance with FASB Interpretation No. 4, Applicability of FASB Statement No. 2 to Business Combinations Accounted for by the Purchase Method.

        The value assigned to IPR&D related to a research and development project for which technological feasibility had not been established and no future alternative uses existed. The acquired technology relates to a series of compounds that can mimic the function of superoxide dismutase (SOD). At the acquisition date, the Company determined that the IPR&D had commercial opportunities in the mangement of post-operative ileus (POI), asthma and post-operative pain. The overall fair value of the IPR&D was determined using both the excess earnings approach and the relief from royalty method based on the commercial opportunities available at the time of the acquisition and the Company's plans to continue to develop or partner with a third party. The Company intends to internally develop M40403 for the management of POI and to partner with third parties that would further develop the technology for the treatment of post-operative pain and asthma. The percentage of value of the IPR&D attributable to POI, asthma and post-operative pain was 79%, 15% and 6%, respectively. The relief from royalty method is based on cash flows from estimated royalty payments on an after tax basis using a 55% discount rate. The excess earnings approach discounts the expected cash flows from the project under development to its net present value using a risk-adjusted rate. The project was analyzed to determine the utilization of core technology; the complexity, cost and time to complete development; any alternative future use or current technology feasibility; and the stage of completion. Future cash flows were estimated, taking into account the expected life cycle of the product and the underlying technology, relevant market size and industry trends. The estimated net cash flows from this product were based on management's estimates of related revenues, cost of goods sold, research and development costs, selling, general and administrative costs, and income taxes. A discount rate of 55% was utilized based on the nature of the technology of the product, the stage of completion of the project, the complexity of the development effort and the risks associated with reaching technological feasibility of the product. Commercialization of any product is not anticipated for several years.

        The following table summarizes the estimated fair value of the assets acquired and liabilities assumed at the date of the acquisition (in thousands):

Cash	$19,466
In-process research and development	7,400
Property and equipment	567
Other assets	207

Total assets acquired	27,640
Liabilities assumed	1,208

Net assets acquired	$26,432

(4)    Short-Term Investments

        At December 31, 2005, short-term investments represent two guaranteed investment (interest) certificates through a Canadian bank with rates that range from 2.25% to 3.00%. The short-term investments are held by ActivBiotics (Canada) Inc. The guaranteed investment certificates mature at various dates through January 2, 2007. Since these investments are available to fund current operations, they are classified as current assets on the balance sheet.

(5)    Property and Equipment

        Property and equipment consist of the following (in thousands):

	December 31
			June 30, 2006
	2004	2005
			(unaudited)
Research and lab equipment	$1,224	1,433	1,269
Computer equipment and software	260	339	356
Furniture and fixtures	164	310	308
Leasehold improvements	300	117	121

	1,948	2,199	2,054
Less accumulated depreciation and amortization	(840)	(908)	(1,136)

	$1,108	1,291	918

        Depreciation and amortization expense for the years ended December 31, 2003, 2004, and 2005 was approximately $260,000, $551,000 and $550,000, respectively. Cumulative depreciation and amortization expense for the period from inception (October 1, 1996) to December 31, 2005 was approximately $1,605,000.

(6)    License Agreements

Kaneka Corporation

        In July 2001, the Company entered into a worldwide exclusive license agreement with Kaneka Corporation (Kaneka) (with sublicensing rights) for certain patents, patent applications information, technology, and related rights to manufacture, use, and sell products and know-how for an antibacterial compound known as Rifalazil and certain Rifalazil analog compounds. The Company paid $230,000 in cash and issued 6,000 shares of common stock as consideration for the initial payment due under the license agreement. The Company recorded the total consideration of $350,000 as research and development expense. In 2002, the Company exchanged the 6,000 shares of common stock issued in connection with the initial payment for 6,000 shares of Series A redeemable convertible preferred stock.

        Under the terms of the license agreement, as amended, if certain milestones are met, the Company is required to make payments of up to an aggregate of $4.1 million in the form of cash and preferred stock. If commercialization is achieved, the Company will be required to pay royalties on the net sales of any product using the licensed technologies. As of December 31, 2005, no milestone, royalty or sublicense payments had been earned by or paid to Kaneka.

        Kaneka may terminate the license agreement if it determines that the Company has no intention of developing Rifalazil-based products. In the event that the Company is unable to obtain approval of an NDA for Rifalazil by July 24, 2008, Kaneka has the option to convert the exclusive license to their patents, patent applications and know-how directed to rifampicin antibiotics, including Rifalazil, to a non-exclusive license. The Company has the option to extend the exclusivity of the license from Kaneka for an additional two years upon payment of a minimum royalty in each of 2008 and 2009.

University of Washington

        In June 2003, the Company entered into a worldwide exclusive license agreement with the University of Washington, or UW, to gain access to a technology discovered at UW for the diagnosis and treatment of arterial chlamydial granuloma, which includes related arterial and coronary diseases and disorders caused or influenced by arterial chlamydial granuloma lesions and infections. The license agreement, which includes sublicensing rights, covers three issued U.S. patents and foreign equivalents. If commercialization is achieved for products covered by UW patents, the Company would be required to pay UW royalties on the net sales of any product that utilizes UW's technology. To date no royalty obligations have been incurred.

        Under the terms of the agreement, the Company would be required to make certain cash payments if certain milestones are met. To date no milestones have been paid or incurred.

        As of December 31, 2005, the Company paid UW a total of $47,000 for costs related to the license. The amounts paid to UW of $15,000 in both 2004 and 2005 were charged to research and development costs.

Pfizer

        As a result of the acquisition of Metaphore, the Company acquired a license with Pfizer Inc. The license agreement was entered into in December 2003. Under the license agreement, Metaphore was granted an exclusive license to patents and related know-how pertaining to SOD mimetics technology. Under the license agreement, Metaphore granted to Pfizer a three-year option to negotiate an agreement with Metaphore to develop and commercialize oral products based on the licensed intellectual property. Metaphore is required only to negotiate in good faith with Pfizer and is not required to enter into an agreement. Pfizer retained the right to conduct research activities under the licensed intellectual property. However, these retained rights do not include the right to develop or commercialize products covered by the licensed intellectual property. Under the terms of the agreement, Metaphore is required to pay royalties based on net sales of any products incorporating the licensed intellectual property. Metaphore has the right to terminate the agreement with or without cause on six months advance notice to Pfizer. Pfizer does not have the right to terminate the agreement, but it may partially terminate the license as to an oral product if Metaphore materially breaches its obligations relating to such oral product. Unless earlier terminated, the agreement will remain in effect until the expiration of Metaphore's obligation to pay royalties under the agreement, generally the life of the patent.

Vanderbilt University

        In 1996, the Company entered into a License Agreement and a separate Research Agreement (collectively, the Agreements) with Vanderbilt University (Vanderbilt) covering all of the intellectual property developed and to be developed by the Company's two founding scientists in the diagnosis and therapeutic treatment of infectious diseases. The Company issued 5,635 shares of nonvoting common stock to Vanderbilt upon execution of the Agreements. These shares were converted to an equal number of voting common shares upon the recapitalization of the Company in September 2001. The Agreements, as amended, collectively grant exclusive worldwide licenses and provide for ongoing research services to be provided by Vanderbilt. Since inception, the Company has made partial payments in cash to Vanderbilt for research and patent work and independently paid certain patent filing costs. If commercialization is achieved, the Company will be required pay Vanderbilt royalties on the net sales of any product using the licensed technologies. To date, no royalty obligations have been incurred.

        During 1998 though 2000, the Company was unable to meet all of its obligations to Vanderbilt under the Agreements and was obligated to pay Vanderbilt $850,000. A settlement was reached and in 2001 the Company's obligation under the Agreements was canceled in exchange for 330,937 equity Units as part of the Round II financing (see note 12). The fair value of the securities issued was $850,000. In addition, Vanderbilt made an additional investment of $250,000 in cash in exchange for 97,335 equity Units as part of the Round III financing.

(7)    Accrued Expenses

        Accrued expenses consist of the following (in thousands):

	December 31
			June 30, 2006
	2004	2005
			(unaudited)
Contracted research costs	$232	684	1,402
Compensation and benefits	333	473	506
Professional fees	335	377	345
Other	139	107	11

	$1,039	1,641	2,264

(8)    Equipment Facility

        In November 2003, the Company entered into a loan and security agreement with a bank under which the Company borrowed $1.0 million to finance purchases of equipment. The loan carried an interest rate of 4.75% and was to be paid monthly over a three-year period. The loan was collateralized by all the tangible fixed assets of the Company. The loan and security agreement required satisfaction of affirmative covenants, including maintenance of primary depository accounts with the bank and negative covenants requiring the bank's consent prior to certain types of asset and equity transactions. At December 31, 2005, the Company was in compliance with all of the bank's covenants. The Company repaid this loan and terminated this facility in June 2006.

        In connection with the establishment of the equipment facility, the Company issued a warrant to purchase 1,500 shares of Series B redeemable convertible preferred stock at an exercise price of $20.00 to the bank. The warrant expires in November 2013. An estimated fair value of $24,000 for the warrant was recorded as deferred financing costs and is being amortized as interest expense over the life of the loan.

(9)    Redeemable Convertible Preferred Stock

        In September 2001, the Company consummated the sale of Series A redeemable convertible preferred stock for aggregate proceeds of approximately $16.1 million. The Company issued 805,000 shares of Series A redeemable convertible preferred stock at a price of $20.00 per share. Total financing costs were approximately $50,000.

        In April 2003, the Company consummated the sale of 660,625 shares of Series B redeemable convertible preferred stock, the first half of a two part sale of 1,321,249 shares at a price of $20.00 per share. In January 2004, the second half of the two part sale was consummated. Total gross proceeds were $13,212,500 in both 2003 and 2004. Total financing costs were approximately $179,000.

        In December 2004, the Company consummated the sale of 955,124 of Series C redeemable convertible preferred stock at a price of $10.28 per share for total gross proceeds of $9.8 million. Total financing costs were approximately $63,000.

        In April 2005, 146,250 shares of Series B redeemable convertible preferred stock were converted into the same number of Series B-1 redeemable convertible preferred stock by all nonparticipating holders pursuant to a pay-to-play provision set forth in the Company's certificate of incorporation which required this conversion for any holder who did not participate in the December 2004 Series C redeemable convertible preferred stock financing.

        In December 2005, the Company issued 3,815,325 shares of Series C-2 redeemable convertible preferred stock in connection with the acquisition of Metaphore (see note 3).

        The Series C redeemable convertible preferred stock, Series C-1 redeemable convertible preferred stock, and the Series C-2 redeemable convertible preferred stock are collectively referred to as the "C Preferred Stock" and the Series B redeemable convertible preferred stock and the Series B-1 redeemable convertible preferred stock are collectively referred to as the "B Preferred Stock". The shares of Series A redeemable convertible preferred stock, B Preferred Stock and C Preferred Stock have various rights, privileges and preferences as follows:

Voting

        The holders of Series A redeemable convertible preferred stock, B Preferred Stock and C Preferred Stock are entitled to vote, together with the holders of common stock as a single class, on all matters submitted to stockholders for a vote. Each holder of the Series A redeemable convertible preferred stock, B Preferred Stock and C Preferred Stock is entitled to the number of votes equal to the number of shares into which each of the Series A redeemable convertible preferred stock, B Preferred Stock and C Preferred Stock is convertible at the time of such vote, but not including any shares of common stock issuable upon conversion of dividends accrued on such preferred stock.

        In addition, the holders of a majority of the voting power of the Series C redeemable convertible preferred stock, Series C-2 redeemable convertible preferred stock, Series B redeemable convertible preferred stock and Series A redeemable convertible preferred stock are entitled to elect one, five, one and two members of the board of directors, respectively. The right of the Series C-2 redeemable convertible preferred stockholders to elect the five members of the board of directors expires in October 2007.

Dividends

        The holders of the Series A redeemable convertible preferred stock, B Preferred Stock and C Preferred Stock are entitled to receive, when and as declared by the board of directors and out of funds legally available, cumulative dividends on each share at a rate of 8% per annum, compounding annually, which accrue on a quarterly basis and cumulate commencing on the original issuance date, whether or not earned or declared.

        Dividends are payable in cash, when, as and if declared or paid by the board of directors and, as accrued, on any liquidation or upon any redemption. Upon the conversion of the redeemable convertible preferred stock into common stock the dividends are payable in shares of common stock, calculated based on the applicable conversion price, as accrued. The initial conversion price of the Series C redeemable convertible preferred stock, Series C-1 redeemable convertible preferred stock, Series C-2 redeemable convertible preferred stock, Series B redeemable convertible preferred stock, Series B-1 redeemable convertible preferred stock and Series A redeemable convertible preferred stock is $9.26, $9.26, $9.034, $15.08, $15.08, and $15.08, respectively. Anytime after December 30, 2005, if the Company issues any shares of its common stock or other financial instruments convertible into shares of common stock for consideration less than the conversion price in effect, the conversion price will be adjusted for the dilutive impact, as defined in the Company's certificate of incorporation. Through December 31, 2005, no dividends have been declared or paid by the Company. At December 31, 2005, total cumulative accrued dividends for the Series A redeemable convertible preferred stock, B Preferred Stock and C Preferred Stock were approximately $6,593,000, $5,124,000 and $822,000, respectively. For the years ended December 31, 2003, 2004 and 2005, and for the period from inception (October 1, 1996) to December 31, 2005, total accrued dividends were $2,205,000, $3,723,000, $4,890,000 and $12,539,000, respectively.

Liquidation Preference

        In the event of any liquidation, dissolution, or winding up of the affairs of the Company, or in the event of the merger or consolidation of the Company into or with another entity or the sale of substantially all of the assets of the Company (event of sale), the holders of the C Preferred Stock then outstanding shall be entitled to receive out of the assets of the Company legally available for distribution to its stockholders, before any payment is made to the holders of B Preferred Stock, Series A redeemable convertible preferred stock or common stock, an amount per share equal to the greater of (a) the sum of one and one-half (1.5) times (i) in the case of the Series C redeemable convertible preferred stock and Series C-1 redeemable convertible preferred stock, the Series C redeemable convertible preferred stock original purchase price and (ii) in the case of the Series C-2 redeemable convertible preferred stock, the Series C-2 redeemable convertible preferred stock preference amount, which is $4.66 subject to certain adjustments, plus any accrued and unpaid dividends and (b) (i) in the case of the Series C redeemable convertible preferred stock and the Series C-1 redeemable convertible preferred stock, the Series C original purchase price and (ii) in the case of the Series C-2 redeemable convertible preferred stock, the Series C-2 preference amount, plus any accrued but unpaid dividends, plus in the case of b(i) and b(ii) a ratable share in the remaining assets available for distribution together with the holders of common stock, Series A redeemable convertible preferred stock and the B Preferred Stock on an as-converted basis.

        The holders of the B Preferred Stock then outstanding shall be entitled, after payment is made to the C Preferred Stockholders, to receive out of the assets of the Company legally available for distribution to its stockholders, before any payment is made to the holders of Series A redeemable convertible preferred stock or common stock, an amount per share equal to the Series B redeemable convertible preferred stock and Series B-1 redeemable convertible preferred stock original purchase price, plus any accrued and unpaid dividends.

        The holders of the Series A redeemable convertible preferred stock then outstanding shall be entitled, after payment is made to the C Preferred Stockholders and B Preferred Stockholders, to receive out of the assets of the Company legally available for distribution to its stockholders, before any payment is made to the holders of common stock, an amount per share equal to the original purchase price of the Series A redeemable convertible preferred stock, plus any accrued and unpaid dividends. At December 31, 2005, aggregate liquidation preference for the Series A redeemable convertible preferred stock, B Preferred Stock, Series C redeemable convertible preferred stock and Series C-2 redeemable convertible preferred stock were approximately $23.6 million, $31.5 million, $15.5 million and $26.7 million, respectively.

        The holders of Series A redeemable convertible preferred stock, B Preferred Stock and C Preferred Stock shall be entitled, after payment in full of the preferred amounts, to receive out of the Company legally available for distribution to its stockholders, to share in any remaining amounts on an as-converted basis with the holders of shares or common stock.

Conversion

        Each share of redeemable convertible preferred stock, at the option of the holder, is convertible into a number of fully paid and nonassessable shares of common stock as determined by dividing the respective redeemable convertible preferred stock original issuance price by the conversion price in effect at the time. At December 31, 2005, the conversion price of the Series A redeemable convertible preferred stock, Series B redeemable convertible preferred stock, Series B-1 redeemable convertible preferred stock, Series C redeemable convertible preferred stock, Series C-1 redeemable convertible preferred stock, and Series C-2 redeemable convertible preferred stock are $15.08, $15.08, $15.08, $9.26, $9.26 and $9.034 per share, respectively. No fractional shares will be issued upon conversion. The Company will pay a cash amount for fractional shares based on the current market price on the conversion date. The conversion price for each series of preferred stock is subject to further adjustment in accordance with the anti-dilution provisions contained in the Company's certificate of incorporation. In addition, the Series C-2 redeemable convertible preferred stock is subject to a conversion price adjustment as outlined in the Metaphore merger agreement related to indemnification claims under the merger agreement. Conversion of all redeemable convertible preferred stock is automatic upon the closing of a qualified public offering in which the public offering price is at least $15.00 per share, subject to adjustments such as stock splits or recapitalization, and the aggregate net proceeds raised are at least $40 million. The holders of redeemable convertible preferred stock that convert to common stock upon this automatic conversion feature are entitled to receive payment of all accrued but unpaid dividends.

Redemption

        The holder or holders of at least 55% of the voting power of shares of the C Preferred Stock may, by written request after December 22, 2010, require the Company to redeem the C Preferred Stock in preference to the B Preferred Stock and the Series A redeemable convertible preferred stock at a redemption price per share equal to (i) in the case of the Series C redeemable convertible preferred stock and Series C-1 redeemable convertible preferred stock, the original purchase price of the Series C redeemable convertible preferred stock and Series C-1 redeemable convertible preferred stock and (ii) in the case of the Series C-2 redeemable convertible preferred stock, the Series C-2 redeemable convertible preference amount, which is $4.66 per share subject to certain adjustments, plus any accrued and unpaid dividends. Following such a request, the Company is obligated to redeem 25% of the C Preferred Stock then owned by the requesting holder and 25% in each subsequent year thereafter until fully redeemed.

        The holder or holders of at least two-thirds of the voting power of the shares of the B Preferred Stock may, by written request after December 22, 2010, require the Company to redeem the B Preferred Stock in preference to the Series A redeemable convertible preferred stock preferred stock at a redemption price per share equal to, in the case of the Series B redeemable convertible preferred stock and Series B-1 redeemable convertible preferred stock, the original purchase price of the Series B redeemable convertible preferred stock and Series B-1 redeemable convertible preferred stock, plus any accrued and unpaid dividends. Dividends accrue at a rate of 8%, compounded annually. Following such a request, the Company is obligated to redeem 25% of the B Preferred Stock then owned by the requesting holder and 25% in each subsequent year thereafter until fully redeemed.

        The holder or holders of at least a majority of the shares of the Series A redeemable convertible preferred stock may, by written request after December 22, 2010, require the Company to redeem the Series A redeemable convertible preferred stock at a redemption price per share equal to the original purchase price of the Series A redeemable convertible preferred stock, plus any accrued and unpaid dividends. Dividends accrue at a rate of 8%, compounded annually. Following such a request, the Company is obligated to redeem 25% of the Series A redeemable convertible preferred stock then owned by the requesting holder and 25% in each subsequent year thereafter until fully redeemed.

(10)    Stockholders' Deficit

Authorized Capital Stock

        At December 31, 2005, the Company has been authorized to issue up to a total of 19,161,213 shares at $0.01 par value, of which (i) 8,161,213 shares have been designated as preferred stock, and (ii) 11,000,000 shares have been designated as common stock. Of the 8,161,213 shares designated as preferred stock, the Company is authorized to issue 851,935, 1,176,500, 146,250, 955,125, 972,762, and 4,058,641 shares of Series A redeemable convertible preferred stock, Series B redeemable convertible preferred stock, Series B-1 redeemable convertible preferred stock, Series C redeemable convertible preferred stock, Series C-1 redeemable convertible preferred stock, and Series C-2 redeemable convertible preferred stock, respectively.

Common Stock

        In October 1996, the Company issued 74,947 shares of common stock to founders at a price of $0.0094 per share.

        In 1997, the Company issued 34,262 shares of common stock to investors at a price of approximately $9.40 per share in a private placement offering (Round I).

        In May 2000, the Company issued 16,884 shares of common stock to investors at a price of approximately $35.40 per share in a private placement offering (Round II).

        In August 2000, the Company commenced its Round III financing for equity Units. Each Unit consisted of one-twentieth of a share of common stock and one-twentieth of a common stock warrant, at a price of $2.57 per Unit. The warrants had an exercise price of $102.80, converted on a one-for-one basis to common stock, and had an expiration date of September 2007. The fair value of the warrants was recorded as additional paid-in capital. As of December 31, 2000, 297,124 Units were sold to investors for total proceeds of $735,000, net of a subscription receivable issued to the Company by an executive. The receivable was realized in January 2001. In August 2001, the Company completed its Round III financing in exchange for total proceeds and other consideration of approximately $1.9 million or 736,628 Units.

Warrants

        At December 31, 2005, the Company had the following warrants outstanding: (1) a warrant to purchase 1,500 shares of Series B redeemable convertible preferred stock at an exercise price of $20.00 per share (see note 8), and (2) warrants to purchase 3,388 shares of common stock at an exercise price of $31.80 per share. The warrants expire on various dates between August 2010 and November 2013. The Company has recorded a liability for the fair value of the warrants to acquire the Company's Series B redeemable convertible preferred stock. At December 31, 2005, a liability of approximately $13,000 has been recorded and is reflected in other liabilities.

(11)    Stock Option Plans

        The Company currently has two option plans, the 2000 Stock Option Plan (the 2000 Plan) and the 2001 Equity Incentive Plan (the 2001 Plan) (collectively, the Plans). The Plans authorize the Company to grant options to purchase common stock, make awards of restricted common stock, and issue certain other equity-related awards to Company employees, directors, and consultants. At December 31, 2005, the total number of shares of common stock that may be issued under the 2000 Plan and 2001 Plan is 19,893 and 814,564 shares, respectively. The Plans are administered by the board of directors, which selects the persons to whom stock options and other awards are granted and determines the number of shares, the exercise or purchase prices, the vesting terms and the expiration date. Nonqualified stock options may be granted at exercise prices that are above, equal to, or below the grant date fair market value of the common stock. The exercise price of options qualifying as incentive stock options may not be less than the fair market value of the common stock on the grant date.

        Stock options granted under the Plans are nontransferable and typically expire ten years after the date of grant (subject to earlier termination in the event of the termination of the optionee's employment or other relationship with the Company). Stock options granted under the Plans generally vest over a four-year period.

        In connection with the acquisition of Metaphore in December 2005, the Company assumed the Metaphore Pharmaceuticals, Inc. 1998 Stock Option Plan (the 1998 Plan), as amended (see note 3). The 1998 Plan allowed for the granting of both incentive and nonstatutory stock options, as defined by the Internal Revenue Code. The total number of outstanding options assumed was 239,904. As a result of the merger, a majority of the Metaphore unvested stock options were automatically accelerated. Immediately after the acquisition, the Company closed the 1998 Plan, and no other stock options will be issued out of the plan.

        During 2003 and 2004, the Company issued 4,350 and 4,125 shares of common stock, respectively, to nonemployee consultants for services. In connection with the issuances, the Company recorded expense of $28,000 and $30,000 for the years ended December 31, 2003 and 2004, respectively.

        During 2003, 2004 and 2005, the Company issued stock options to purchase 69,330, 242,579 and 352,350 shares of common stock, respectively, to employees. The unearned stock-based compensation expense resulting from stock option grants to employees represents the difference between the fair market value as determined for financial reporting purposes and the exercise price of the stock options on the grant date for those options. The stock-based compensation expense is recorded over the respective vesting periods. The Company recorded compensation expense to employees of $506,000, $282,000 and $569,000 for the years ended December 31, 2003, 2004 and 2005, respectively.

        A summary of stock option activity of the Company's plans from inception, including the assumption of Metaphore's plan (see note 3), is presented below:

		Options outstanding
	Options available for grant	Shares	Weighted average exercise price
Balance at December 31, 2000	294,893	—	$—
Granted	(151,418)	151,418	2.40
Exercised	—	(21)	4.60
Forfeited	1,107	(1,107)	5.44

Balance at December 31, 2001	144,582	150,290	2.40
Granted	(93,116)	93,116	2.00
Exercised	—	(21,750)	2.00
Forfeited	32,075	(32,075)	2.00

Balance at December 31, 2002	83,541	189,581	2.40
Addition to authorized	150,000	—
Granted	(90,215)	90,215	2.00
Exercised	—	(2,493)	2.00
Forfeited	22,636	(22,636)	2.00

Balance at December 31, 2003	165,962	254,667	2.22
Addition to authorized	125,000	—
Granted	(245,954)	245,954	2.00
Exercised	—	(3,343)	2.00
Forfeited	33,560	(33,560)	2.00

Balance at December 31, 2004	78,568	463,718	2.20
Addition to authorized	264,563	—
Granted	(352,350)	352,350	2.00
Assumed through acquisition	—	239,904	14.80
Exercised	—	(2,972)	2.00
Forfeited	131,325	(131,358)	2.00

Balance at December 31, 2005	122,106	921,642	5.44
Granted (unaudited)	—	—	—
Exercised (unaudited)	—	—	—
Forfeited (unaudited)	3,525	(3,525)	2.00

Balance at June 30, 2006 (unaudited)	125,631	918,117	$5.44

Exercisable at June 30, 2006 (unaudited)		565,319	$6.80

Options nonvested at June 30, 2006 (unaudited)		352,798	$3.28

        The following table summarizes information about the Company's stock option grants during the year ended December 31, 2005 and the six month period ended June 30, 2006:

Quarter ended	Number of Options Granted	Weighted-average Exercise Price	Weighted-average Fair Value per Share	Weighted-average Intrinsic Value per Share
March 31, 2005	—	—	—	—
June 30, 2005	342,200	2.00	4.60	2.60
September 30, 2005	—	—	—	—
December 31, 2005	10,150	2.00	4.60	2.60
March 31, 2006 (unaudited)	—	—	—	—
June 30, 2006 (unaudited)	—	—	—	—

        The following table summarizes information about the Company's stock options outstanding at December 31, 2005:

Options outstanding				Options exercisable
Exercise price	Number outstanding	Weighted average remaining contractual life	Weighted average exercise price	Number exercisable	Weighted average exercise price
$ 1.20 – 2.00	664,771	8.53	$2.00	204,112	$2.00
2.01 – 5.00	22,392	5.28	4.60	22,392	4.60
5.01 – 10.00	3,611	6.18	7.40	3,611	7.40
10.01 – 15.00	138,395	7.20	13.20	81,969	13.20
15.01 – 20.00	54,918	8.34	16.20	35,883	16.20
20.01 – 30.00	36,887	7.69	22.00	36,684	22.00
30.01 – 38.24	668	5.56	37.40	668	37.40

	921,642	8.20	5.44	385,319	7.80

        The following table summarizes information about the Company's stock options outstanding at June 30, 2006 (unaudited):

Options outstanding				Options exercisable
Exercise price	Number outstanding	Weighted average remaining contractual life	Weighted average exercise price	Number exercisable	Weighted average exercise price	Aggregate intrinsic value
						(in thousands)
$1.20 to 2.00	661,246	8.04	$2.00	346,284	$2.00	900
2.01 to 5.00	22,392	4.78	4.60	22,392	4.60	—
5.01 to 10.00	3,611	5.68	7.40	3,611	7.40	—
10.01 to 15.00	138,395	6.70	13.20	110,179	13.20	—
15.01 to 20.00	54,918	7.85	16.20	45,400	16.20	—
20.01 to 30.00	36,887	7.20	22.00	36,785	22.00	—
30.01 to 38.24	668	5.06	37.40	668	37.40	—

	918,117	7.70	5.44	565,319	6.80	$900

(12)    Joint Venture

        In December 2004, the Company entered into a joint venture with two outside investors in an entity called ActivBiotics (Ontario) Inc., subsequently renamed ActivBiotics (Canada) Inc. (AB Canada). The joint venture was established with nominal assets, liabilities and capital. Shares held by the stockholder in AB Canada could not be transferred without the approval of the board of directors or holders of a majority of the voting shares of the joint venture.

        Also in December 2004, AB Canada issued a debenture in the amount of $5 million to each of the outside investors raising net proceeds of $10 million from the financing. The debentures earned interest at 8% and matured at the earlier of (i) May 15, 2005 or (ii) the completion of a qualified equity financing.

        At December 31, 2004, AB Canada was deemed a variable interest entity (VIE) and consolidated into the results of the Company. The Company was determined to be the primary beneficiary, as it is most closely associated with the activities of the joint venture. At December 31, 2004, AB Canada's balance sheet consisted mainly of cash and related debentures of $10.2 million. The joint venture had minimal operating activity in 2004. The creditors of AB Canada have no recourse to the general credit of the primary beneficiary (the Company).

        In March 2005, the holders of the debentures of AB Canada exchanged the debentures for 19,455,252 Class C nonvoting preferred shares and 80 Class A shares in AB Canada. Concurrent with this transaction, the Company and AB Canada entered into a Co-Development, License and Distribution Agreement (the CLD Agreement) and a Research and Development Cost Sharing

Agreement (the R&D Agreement). Under the CLD Agreement, the Company granted AB Canada an exclusive and royalty-free sub-license to use all of the Company's intellectual property rights and know-how related to Rifalazil, and all improvements, if any, which result from the R&D Agreement. The rights granted to AB Canada are limited to the distribution, promotion, and sale of Rifalazil in the areas of helicobacter pylori infection and peptic ulcer disease and clostridium difficile-associated diseases (the Fields) in all territories of the world, except the United States. The Company retains full manufacturing rights with respect to the license. The rights granted to AB Canada are subject to the Company's rights and obligations under the Kaneka license (see note 6).

        Under the R&D Agreement, the Company and AB Canada agreed to pool their respective resources for the purpose of conducting research and development with respect to the development and manufacture of Rifalazil within the Fields. Under the R&D Agreement, a budget for research and development activities for the fiscal year will be developed and agreed-upon. The allocation of research and development costs will be borne by each party as defined in the R&D Agreement. All specific costs will be allocated to the party to whom the particular specific development pertains. For nonspecific research and development costs, the costs will be shared among the parties at a ratio of 59% for AB Canada and 41% for the Company. All developed technology will remain the property of the Company. The term of the R&D Agreement is one year and will automatically be renewed for additional one-year terms unless one of the parties gives 30 days written notice prior to the end of the term.

        In exchange for the license, the Company received 80 Class A shares and 19,455,252 Class C non-voting preferred shares of AB Canada. For accounting purposes, the value of the license exchanged for shares of AB Canada was recorded at its carrying value, which was zero.

        In November 2005, the Company notified AB Canada that it does not intend to pursue the development of Rifalazil in the Fields, as outlined in the 2005 CLD Agreement and 2005 R&D Agreement. However, the Company has determined it will pursue development of Rifalazil in the area of peripheral arterial disease in patients with intermittent claudication who have seropositivity to Chlamydia pneumoniae (the Revised Field). In May 2006, the Company and AB Canada entered into a new Co-Development, License and Distribution Agreement (the PAD CLD Agreement) and a Research and Development Cost Sharing Agreement (the PAD R&D Agreement). The terms of the PAD CLD Agreement and the PAD R&D Agreement are substantially the same as those of the CLD Agreement and the R&D Agreements entered into in 2005 but relate to the Revised Field. The purchase price for all quantities of product supplied by the Company to AB Canada will be based on a cost-plus formula.

        Pursuant to the above agreements, the Company granted to each holder of the Class C preferred shares an irrevocable, nontransferable put right, which would require the Company to purchase from the holder at any time the Class C preferred shares. Upon the exercise by either holder of the put right, the Company will satisfy the put price to be paid for the Class C preferred shares in cash, or at the option of the Company, by issuing shares of the Company's Series C-1 redeemable convertible preferred stock. If the Company elects to satisfy the price to be paid for the Class C preferred shares in cash, the purchase price will be the greater of either (1) the original issue amount, which is calculated by multiplying the product of the Class C preferred shares purchase price by the number of Class C preferred shares subject to the put, times a factor that escalates after December 31, 2005 at twenty percent (20%) per year compounded annually, or (2) a cash payment amount that is calculated by multiplying the fair market value of the Company's Series C-1 redeemable convertible preferred stock put shares, determined by independent valuations or by an arms-length transaction, times the number of the Company's Series C-1 redeemable convertible preferred stock put shares, times the aforementioned escalation factor. If the Company elects to satisfy the price to be paid for the Class C preferred shares in the form of shares of the Company's Series C-1 redeemable convertible preferred stock, the number of shares to be issued will be equal to the original purchase price for such holder's of Class C preferred shares plus the aggregate amount of any declared but unpaid dividends on those Class C preferred shares divided by the sum of the Series C redeemable convertible preferred shares original purchase price of $10.28, as adjusted.

        In the event of a qualified public offering or a sale event, as defined in the put agreement, if either AB Canada investor elects not to exercise the put right on or before the closing of the qualified public offering or sale event, then the put price is adjusted to 75% of the fair market value of shares of common stock sold in the qualified public offering, payable in cash, other property or securities in the event of a merger or sale of substantially all of the Company's assets or shares of common stock at the Company's option (See note 18).

(13)    Notes Payable

        During 1997, the Company issued $280,000 of convertible promissory notes (the Convertible Notes) with a maturity date of April 30, 1998 to certain investors and stockholders. The Convertible Notes bore annual interest at a rate of 15%. The Convertible Notes were in default from May 1, 1998 until January 31, 2000, at which time the majority of the Convertible Notes plus accrued interest, together amounting to $332,000, were converted into 23,690 shares of common stock of the Company. During the period the Convertible Notes were in default, interest accrued at an annual rate of 18%. In 2001, the Company paid off the principal and interest due on the remaining Convertible Note, including penalties.

        During 1998, the Company issued bridge promissory notes (the Bridge Notes) to investors and stockholders in the aggregate principal amount of $205,000 and bearing a 10% annual interest rate. The Bridge Notes collectively included warrants to purchase an aggregate of 681 shares of common stock at $4.00 per share for each month the Bridge Notes' principal balance was outstanding. The maturity dates of the Bridge Notes were in December 1998 and July 1999. The fair value of the warrants, determined by the Company using the Black-Scholes options pricing model on the date of issuance, was recorded as additional paid-in capital with an offset to interest expense at the end of each month that the principal remained outstanding. The Bridge Notes were in default until January 31, 2000, when $181,000 of Bridge Notes plus accrued interest was converted into 12,948 shares of common stock. In 2001, the Company paid off the principal, interest and penalties due on the remaining Bridge Notes.

        In 2000, an exchange offer was made to the holders of the convertible promissory notes and the bridge promissory notes (collectively, the Notes) whereby the holders were given the right to convert their Note holdings and accrued interest into common stock of the Company. Principal and interest on the Notes amounting to $513,000 was converted into a total of 36,638 common shares. The conversion ratio used to convert the Notes was $14.00 per share. In connection with the conversion of the Notes, the Company recorded a loss of $811,000. Of the total loss, $784,000 represented the difference between the estimated fair value of the common stock issued to the holders of the Notes and the carrying amount of the Notes plus accrued interest at the date of conversion. The remaining portion of the loss resulted from the Company granting 962 fully vested common stock warrants to the holders of certain Bridge Notes. Each warrant had an exercise price of $9.40 and an expiration date of December 31, 2003. The Company determined the fair value of warrants, amounting to $27,000, using the Black-Scholes options pricing model.

        During 2001, the Company issued two convertible bridge notes for $500,000 and $250,000, bearing annual interest of 6% maturing in August and September 2002, respectively. The notes were secured by substantially all of the Company's assets and were automatically convertible into shares of stock in the next financing closed by the Company in excess of $5 million. Upon the completion of the sale of Series A redeemable convertible preferred shares in September 2001, the convertible bridge notes were converted into 40,935 shares of the Company's Series A redeemable convertible preferred stock. The Company recorded a noncash charge to interest expense of approximately $69,000, representing the intrinsic value of the beneficial conversion feature of the note at the commitment date.

(14)    Commitments and Contingencies

  Leases

        The Company leases office space under a noncancelable operating lease that expires in 2008. Rent expense for the years ended December 31, 2003, 2004, and 2005 and for the period from inception (October 1, 1996) to December 31, 2005 was approximately $772,000, $750,000, $719,000, and $2,837,000, respectively.

        In connection with the Metaphore acquisition on December 30, 2005, the Company assumed two operating leases. It was the Company's intention to either terminate or sublease the acquired leases. In February 2006, the Company ceased using the two leases and recorded a charge of $222,000 to general and administrative expense based on the guidance of SFAS No. 146, Accounting for the Costs Associated with Exit or Disposal Activities.

        The future minimum rental commitments under the Company's operating leases with noncancelable terms of one year, including the two acquired Metaphore leases, as of December 31, 2005 are approximately as follows (in thousands):

Years ending December 31:
2006	$794
2007	643
2008	654

$2,091

        In June 2006, the Company terminated one of the leases assumed through the Metaphore acquisition and paid a $65,000 termination fee. The termination fee is included in the 2006 minimum rental commitments presented above.

        At December 31, 2005, restricted cash represents a certificate of deposit held at a financial institution, which serves as collateral for the Company's facility lease agreement.

  Guarantees

        As permitted under Delaware law, the Company's Certificate of Incorporation and Bylaws provide that the Company will indemnify certain of its officers and directors for certain claims asserted against them in connection with their service as an officer or director. The maximum potential amount of future payments that the Company could be required to make under these indemnification provisions is unlimited. However, the Company has purchased a directors' and officers' liability insurance policy that reduces its monetary exposure and enables it to recover a portion of any future amounts paid. The Company believes the estimated fair value of these indemnification arrangements is minimal.

        The Company customarily agrees in the ordinary course of its business to indemnification provisions in agreements with clinical trials investigators in its drug development programs, in sponsored research agreements with academic and not-for-profit institutions, in various comparable agreements involving parties performing services for the Company in the ordinary course of business, and in its real estate leases. The Company also expects to agree to certain indemnification provisions in any drug discovery and development collaboration agreements. With respect to the Company's clinical trials and sponsored research agreements, these indemnification provisions typically apply to any claim asserted against the investigator or the investigator's institution relating to personal injury or property damage, violations of law or certain breaches of the Company's contractual obligations arising out of the research or clinical testing of the Company's compounds or drug candidates. With respect to lease agreements, the indemnification provisions typically apply to claims asserted against the landlord relating to personal injury or property damage caused by the Company, to violations of law by the Company or to certain breaches of the Company's contractual obligations. The indemnification provisions appearing in collaboration agreements are similar, but in addition provide some limited indemnification for its collaborator in the event of third-party claims alleging infringement of intellectual property rights. In each of the cases above, the term of these indemnification provisions generally survives the termination of the agreement, although the provision has the most relevance during the contract term and for a short period of time thereafter. The maximum potential amount of future payments that the Company could be required to make under these provisions is generally unlimited. The Company purchased insurance policies covering personal injury, property damage and general liability that reduce its exposure for indemnification and would enable it in many cases to recover a portion of any future amounts paid. The Company has never paid any material amounts to defend lawsuits or settle claims related to these indemnification provisions. Accordingly, the Company believes the estimated fair value of these indemnification arrangements is minimal.

        In connection with the acquisition of Metaphore, the Company assumed the contractual obligation to indemnify Dr. Dunton, the former chief executive officer of Metaphore and current chairman of the Company's board of directors, in connection with a lawsuit which has been filed against Metaphore and Dr. Dunton, in his individual capacity, by a former employee of Metaphore Pharmaceuticals (see legal proceedings below).

Legal Proceedings

        The Company is currently subject to a legal proceeding brought by a former employee of Metaphore Pharmaceuticals who resigned in February 2005 and claims constructive discharge in violation of New Jersey employment laws. The complaint was filed in March 2005 in the Superior Court of New Jersey in Bergen County. The plaintiff seeks an unspecified amount of relief for compensatory damages, attorneys' fees and punitive damages. The case is more than halfway through the discovery period. It is anticipated that discovery will close by the end of November 2006. The Company has insurance that covers up to $6 million in damages, subject to a small deductible that covers the cost of all attorney fees. The Company paid the deductible in 2006. The Company's insurance excludes any claims related to equity of the Company. A portion of the damages that the plaintiff is seeking relates to the loss in value of equity. The Company's insurance would not cover such damages. The Company's management has determined that, without taking into account insurance coverage, the potential exposure resulting from this legal proceeding may be material. The lawsuit is in its preliminary stages. The Company is unable to reliably predict the outcome or any relief that could be awarded, as the litigation process is inherently uncertain. The Company intends to vigorously contest the allegations and claims of the plaintiff in this lawsuit. As of December 31, 2005, the Company has not accrued a loss amount because a loss is not considered probable and the amount of any potential loss can not be reasonably estimated.

(15)    Income Taxes

        The income tax benefit differed from the amounts computed by applying the U.S. Federal income tax rate of 34% to pretax loss as a result of the following for the years ended December 31, 2003, 2004, and 2005:

	2003	2004	2005
Computed federal statutory tax rate	(34.0)%	(34.0)%	(34.0)%
Research and development credits	(3.3)	(3.3)	—
Change in valuation allowance	37.4	36.6	20.9
In-process research and development	—	—	10.7
Other	(0.1)	0.7	2.4

Total	—%	—%	—%

        The domestic and foreign components of operating loss for the years ended December 31, 2003, 2004 and 2005 were as follows:

	2003	2004	2005
Domestic	$(17,013)	(15,214)	(19,150)

Foreign	—	(14)	(4,298)

Total	$(17,013)	(15,228)	(23,448)

        The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are presented below:

	December 31
	2004	2005
Deferred tax assets:
Net operating loss and credit carryforwards	$21,488	$55,475
Equity compensation	536	368
Accrued liabilities	61	704
Property and equipment	—	45

Total gross deferred tax asset	22,085	56,592
Less valuation allowance	(22,054)	(56,592)

Net deferred tax assets	31	—

Deferred tax liabilities:
Property and equipment	(29)	—
Other	(2)	—

Total gross deferred tax liabilities	(31)	—

Net deferred tax assets	$—	$—

        The increase in the total valuation allowance for the years ended December 31, 2004 and 2005 was $7.4 million and $34.5 million, respectively. The increase in 2005 is primarily due to the addition of net operating loss carryforwards attributable to Metaphore. The total Metaphore net operating loss carryforward is approximately $72.6 million. The Company has established valuation allowances against its deferred tax assets because management believes that, after considering all of the available objective evidence, both historical and prospective, the realization of the deferred tax assets does not meet the "more likely than not" criteria under SFAS No. 109.

        At December 31, 2005, the Company has net operating loss carryforwards for U.S. federal tax purposes of approximately $131 million and foreign net operating loss carryforwards of approximately $4.3 million, which will expire in varying amounts through the year 2025 unless utilized. State net operating loss carryforwards are approximately $126 million and start to expire in 2006 unless utilized. In addition, at December 31, 2005, the Company has approximately $3.3 million in federal and state research and development credit carryforwards.

        Pursuant to Internal Revenue Code Section 382, annual utilization of the Company's net operating loss carryforwards and other tax attributes may be limited by a cumulative change in ownership of more than 50% during a three-year period. An amount of the Company's net operating loss equal to approximately $72.6 million is subject to limitation due to a greater than 50% change of control triggered by the Company's acquisition of Metaphore. The Company has not determined the extent of this limitation. The net operating loss and credit carryfowards attributable to its own operations may also be subject to limitation, but the Company has not determined the extent, if any, of this limitation.

(16)    Related-Parties Transactions

Severance Charge

        In connection with a separation agreement with a former chief executive officer in 2003, the Company issued 19,885 vested common stock options with an exercise price of $2.00 and extended the time in which the officer may exercise vested options to purchase an additional 56,219 shares of the Company's common stock. The Company recorded a noncash compensation charge of approximately $365,000 related to the issuance and modification of the options. In addition, the Company agreed to pay the officer an aggregate of approximately $398,000 during 2003 and 2004. The Company recorded the total charge of approximately $740,000 to general and administrative expense in 2003.

Employment Agreement

        Pursuant to an employment agreement with a former executive, the Company agreed to sell to the executive on the last day of each month commencing on January 31, 2000 through December 31, 2001, 892 shares of common stock at a purchase price of $0.08 per share. The agreement was modified in August 2001 and the executive's right to acquire the Company's common shares was terminated. The Company issued 16,530 and 7,137 shares of common stock to the executive in 2000 and 2001, respectively. The difference between the fair value of the common stock at the date of issuance and cash proceeds, amounting to $594,000 and $267,000 in 2000 and 2001, respectively, was recorded by the Company as compensation expense.

(17)    Retirement Plan

        In April 2002, the Company adopted a defined contribution 401(k) plan. The 401(k) plan covers all employees of the Company. Under the plan, employees may contribute up to the maximum allowable deferral in a given year. The Company matches participants' contributions up to 4% of the employee's salary, subject to certain annual limitations and depending upon length of service. Company contributions for the years ended December 31, 2003, 2004, and 2005 and for the period from inception (October 1, 1996) to December 31, 2005 were approximately $72,000, $130,000, $98,000, and $300,000, respectively.

(18)    Subsequent Events

Venture Loan and Security Agreement

        In June 2006, the Company entered into a Venture Loan and Security Agreement (the Venture Loan). Under the Venture Loan, the Company borrowed $5 million at an annual loan rate of 12.66%. The Venture Loan matures on January 1, 2010. Payments of interest only are due monthly for the first 18 payment dates, followed by 24 payments of principal plus accrued interest on the outstanding principal amount of the loan through the maturity date. The Venture Loan is secured by all personal property of the Company excluding intellectual property. In connection with the Venture Loan, the Company incurred debt issuance costs of approximately $96,000 and issued 44,277 warrants to purchase shares of the Company's Series C-2 redeemable convertible preferred stock at $9.034. The warrants expire on the later of ten years after grant or five years after the closing of the Company's initial public offering of its common stock. The aggregate value of the debt issuance costs and the fair value of the warrants will be amortized as interest expense over the life of the loan. The Venture Loan is subject to an early prepayment penalty that ranges from 4% within the first year to 3% in year two to 1% thereafter.

Reverse Stock Splits

        On March 3, 2006, the Company's board of directors and stockholders approved a ten-for-one reverse stock split of the Company's preferred and common stock. On October 18, 2006, the Company's board of directors and stockholders approved a one-for-two reverse stock split of the Company's preferred and common stock to be implemented immediately prior to the closing of the Company's offering pursuant to an amendment to the Company's certificate of incorporation. All preferred and common shares and common per share amounts in the consolidated financial statements have been retroactively adjusted for all periods presented to give effect to the reverse stock splits, including reclassifying an amount equal to the reduction in par value to additional paid-in capital.

Notice to Exercise Put Rights

        In August 2006, the holders of the preferred stock in AB Canada provided written notice that they will exercise their put rights pursuant to a Put and Support Agreement immediately prior to and contingent upon the closing of the Company's initial public offering of its common stock. Immediately prior to and contingent upon the closing of this offering, the Company will issue an aggregate of 972,762 shares of Series C-1 redeemable convertible preferred stock in exchange for all outstanding shares of Class C preferred stock of AB Canada held by the investors. All outstanding shares of Series C-1 redeemable convertible preferred stock will automatically convert into shares of common stock of the Company concurrently with the closing of the Company's initial public offering of its common stock, and AB Canada will then become a wholly-owned subsidiary of the Company.

Additional Equity Incentive Plans

        In August 2006, the board of directors of the Company approved forms of three equity incentive plans, the 2006 Equity Incentive Plan, the 2006 Director Option Plan and the 2006 Employee Stock Purchase Plan. Each of these plans were adopted in form only, and they will not go into effect until the closing of the initial public offering of shares of common stock of the Company. The form of the 2006 Equity Incentive Plan provides for the grant of incentive stock options to employees, non-qualified stock options and restricted and other stock awards to the Company's employees, directors and consultants. The form of the 2006 Director Option Plan provides for the grant of non-qualified stock options to the Company's directors who are not Company employees in order to promote the recruiting and retention of highly qualified directors. The form of the 2006 Employee Stock Purchase Plan authorizes the issuance of shares of the Company's common stock to eligible employees at a price equal to the lower of 85% of the fair market value of the common stock at the beginning or end of a six month offering period. The plans were approved by the stockholders in October 2006.

Increase to Stock Option Pool

        In April 2006, the board of directors and stockholders of the Company approved an amendment to the Company's existing 2001 Equity Incentive Plan, pursuant to which the aggregate number of shares underlying awards granted under the plan was increased from 814,564 shares to 1,564,564 shares.

Amendments to Certificate of Incorporation

        In October 2006, the board of directors and stockholders of the Company approved an amendment to the Company's certificate of incorporation to provide that all redeemable convertible preferred stock will convert automatically upon the closing of an initial public offering whose terms are approved by the pricing committee of the Company's board of directors and to increase the authorized common stock of the Company to 20,000,000 shares.

        In October 2006, the board of directors and stockholders of the Company also approved a restated certificate of incorporation, to be effective upon the closing of the initial public offering but after the filing of the amendment described above to increase the Company's authorized common stock from 20,000,000 shares to 50,000,000 shares and which will eliminate the redeemable convertible preferred stock and authorize 5,000,000 shares of blank check preferred stock.

Until                             , 2006, 25 days after the commencement of this offering, all dealers that buy, sell or trade shares of our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

        The following table indicates the expenses to be incurred in connection with the offering described in this Registration Statement, other than underwriting discounts and commissions, all of which will be paid by the Registrant. All of the amounts are estimated except the SEC registration fee and the National Association of Securities Dealers, Inc. filing fee.

SEC registration fee	$6,891
National Association of Securities Dealers, Inc. filing fee	6,940
NASDAQ Global Market listing fee	100,000
Accounting fees and expenses	1,000,000
Legal fees and expenses	1,200,000
Blue Sky fees and expenses	10,000
Printing and engraving fees	250,000
Miscellaneous	98,000
Total expenses	$2,671,831

Item 14. Indemnification of Directors and Officers.

        Section 102 of the General Corporation Law of the State of Delaware permits a corporation to eliminate the personal liability of directors of a corporation to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director breached his or her duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit. The Registrant's restated certificate of incorporation to be effective on closing of this offering, provides that no director of the Registrant shall be personally liable to it or its stockholders for monetary damages for any breach of fiduciary duty as director, notwithstanding any provision of law imposing such liability, except to the extent that the General Corporation Law of the State of Delaware prohibits the elimination or limitation of liability of directors for breaches of fiduciary duty.

        Section 145 of the General Corporation Law of the State of Delaware provides that a corporation has the power to indemnify a director, officer, employee, or agent of the corporation and specific other persons serving at the request of the corporation in related capacities against expenses (including attorneys' fees), judgments, fines and amounts paid in settlements actually and reasonably incurred by the person in connection with an action, suit or proceeding to which he or she is or is threatened to be made a party by reason of such position, if such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful, except that, in the case of actions brought by or in the right of the corporation, no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or other adjudicating court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

        The Registrant's restated certificate of incorporation, which is to be effective upon the closing of this offering, provides that the Registrant will, to the fullest extent permitted by Section 145 of the Delaware General Corporation Law and the Registrant's by-laws (each as amended from time to time), indemnify each person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she is or was, or has agreed to become, a director or officer of the Registrant, or is or was serving, or has agreed to serve, at the request of the Registrant, as a director, officer, partner, or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise, including any employee benefit plan (all such persons being referred to hereafter as an "Indemnitee"), or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by, or on behalf of, the Indemnitee in connection with such action, suit or proceeding and any appeal therefrom. Such indemnification may include payment by the Registrant of expenses in defending an action or proceeding in advance of the final disposition of such action or proceeding upon receipt of an undertaking by the Indemnitee (such undertaking acceptable by the Registrant without reference to the financial ability of the Indemnitee) to repay such payment if it is ultimately determined that the Indemnitee is not entitled to indemnification under the Registrant's restated certificate of incorporation; however, the Registrant will not indemnify any person seeking indemnification in connection with a proceeding (or part thereof) initiated by such person, unless such initiation was approved by the Registrant's board of directors. Also, the indemnification rights provided in the Registrant's restated certificate of incorporation which is to be effective upon the closing of this offering, (1) are not exclusive of any other rights to which those indemnified may be entitled under any law, agreement or vote of stockholders or disinterested directors or otherwise, and (2) will inure to the benefit of the heirs, executors and administrators of such persons. The Registrant may, to the extent authorized from time to time by its board of directors, grant indemnification rights to other employees of the Registrant or other persons serving the Registrant and such rights may be equivalent to, or greater or less than, those set forth in the Registrant's restated certificate of incorporation.

        We have entered into agreements with our independent directors who are not affiliated with our investors. These agreements, among other things, require us to indemnify these directors for some expenses, including attorney's fees, judgments, fines and settlement amounts incurred in any action or proceeding arising out of their services as a director, to the fullest extent permitted by Delaware General Corporation Law. In the event of such an action, these directors will also have to right to payment in advance of any of their expenses in connection therewith.

        In connection with our acquisition of Metaphore Pharmaceuticals, we assumed the obligation to indemnify Dr. Alan W. Dunton, the former chief executive officer of Metaphore Pharmaceuticals, in connection with a lawsuit which has been filed against Metaphore Pharmaceuticals and Dr. Dunton himself by a former employee of Metaphore Pharmaceuticals.

        The Registrant maintains a directors and officers liability insurance policy that covers specific liabilities of the Registrant's directors and officers arising out of claims based on acts or omissions in their capacities as directors or officers. The maximum aggregate limit of liability under this policy is $5.0 million.

        In any underwriting agreement that the Registrant enters into in connection with the sale of common stock being registered hereby, the underwriters will agree to indemnify, under specific conditions, the Registrant, its directors, its officers and persons who control the Registrant within the meaning of the Securities Act, against specific liabilities.

Item 15. Recent Sales of Unregistered Securities.

        Set forth below is information regarding shares of common stock and preferred stock issued, and options and warrants granted, by the Registrant within the past three years that were not registered under the Securities Act. Also included is the consideration, if any, received by the Registrant for such shares, options and warrants and information relating to the section of the Securities Act, or rule of the SEC, under which exemption from registration was claimed.

(a) Issuances of Securities

1.
In April 2003 and January 2004, we issued an aggregate of 1,321,250 shares of our series B redeemable convertible preferred stock at a price of $20.00 per share to institutional investors for total cash proceeds to us of approximately $26.4 million before transaction expenses.

2.
In November 2003, we entered into a loan agreement with Silicon Valley Bank pursuant to which we established a line of credit in the amount of $1.0 million for use in purchasing equipment. All borrowings under this loan agreement have been repaid and this agreement has been terminated. In connection with this transaction we issued Silicon Valley Bank a warrant to purchase up to 1,500 shares of series B redeemable convertible preferred stock at an exercise price of $20.00 per share. This warrant remains outstanding.

3.
In December 2004, we issued an aggregate of 955,124 shares of our series C redeemable convertible preferred stock at a price of $10.28 per share to institutional investors for total cash proceeds to us of approximately $9.8 million before transaction expenses.

4.
In April 2005, we issued an aggregate of 146,250 shares of our series B-1 redeemable convertible preferred stock to specific holders of our series B redeemable convertible preferred stock in exchange for all of their 146,250 shares of series B redeemable convertible preferred stock.

5.
In December 2005, in connection with our acquisition of Metaphore Pharmaceuticals we issued an aggregate of 3,815,325 shares of our series C-2 redeemable convertible preferred stock to former stockholders of Metaphore Pharmaceuticals in exchange for all of Metaphore Pharmaceuticals' capital stock.

6.
In June 2006, in connection with the execution of a loan and security agreement with Horizon Technology Funding Company LLC and the subsequent borrowing of $5.0 million under such agreement, we issued two warrants to purchase an aggregate of 44,277 shares of series C-2 redeemable convertible preferred stock at an exercise price of $9.034 per share to entities affiliated with Horizon.

7.
In August 2006, we entered into an agreement pursuant to which, immediately prior to the closing of this offering, we will issue 972,762 shares of series C-1 redeemable convertible preferred stock to our joint venture partners in ActivBiotics (Canada) Inc. in exchange for their shares of ActivBiotics (Canada) Inc., which will then become our wholly owned subsidiary upon the closing of this offering.

        No underwriters were involved in the foregoing sales of securities. The securities described in this section (a) of Item 15 were issued to a combination of foreign and U.S. investors in reliance upon the exemption from the registration requirements of the Securities Act, as set forth in Section 4(2) under the Securities Act and Rule 506 of Regulation D promulgated thereunder, relative to sales by an issuer not involving any public offering, to the extent an exemption from such registration was required. All purchasers of shares of redeemable convertible preferred stock described above represented to the Registrant in connection with their purchase that they were accredited investors and were acquiring the shares for investment and not distribution, that they could bear the risks of the investment and could hold the securities for an indefinite period of time. The purchasers received written disclosures that the securities had not been registered under the Securities Act and that any resale must be made pursuant to a registration statement or an available exemption from such registration.

(b) Stock Option and Restricted Stock Grants

        Since inception, the Registrant has granted options, shares of restricted stock and shares of common stock without vesting restrictions to employees, directors, consultants and others to purchase an aggregate of 1,201,136 shares of common stock as of September 30, 2006. As of September 30, 2006, options to purchase 30,577 shares of common stock had been exercised, options to purchase 225,251 shares of common stock had been forfeited, and options to purchase 917,092 shares of common stock remained outstanding at a weighted average exercise price of $5.44 per share.

        The issuance of stock options, the common stock issuable upon the exercise of such options, shares of restricted stock and shares of common stock without vesting restrictions as described in this section (b) of Item 15 were issued pursuant to written compensatory plans or arrangements with the Registrant's employees, directors and consultants, in reliance on the exemption provided by Rule 701 promulgated under the Securities Act. All recipients either received adequate information about the Registrant or had access, through employment or other relationships, to such information.

        All of the foregoing securities are deemed restricted securities for purposes of the Securities Act. All certificates representing the issued shares of common stock described in this Item 15 included appropriate legends setting forth that the securities had not been registered and the applicable restrictions on transfer.

Item 16. Exhibits and Financial Statement Schedules

(a) Exhibits

Exhibit Number	Description of Exhibit
1.1*	Form of Underwriting Agreement.
2.1*	Agreement and Plan of Merger and Reorganization, dated December 7, 2005, by and among the Registrant, Metaphore Acquisition Co., Metaphore Pharmaceuticals and the Stockholder Representatives identified therein
3.1*	Sixth Amended and Restated Certificate of Incorporation of the Registrant, as amended
3.2*	Certificate of Amendment to Sixth Amended and Restated Certificate of Incorporation of the Registrant to be effective immediately prior to completion of this offering
3.3*	Amended and Restated Certificate of Incorporation of the Registrant to be effective upon completion of this offering
3.4*	Amended and Restated By-laws of the Registrant
3.5*	Restated By-laws of the Registrant to be effective upon completion of this offering
4.1*	Specimen Stock Certificate evidencing shares of common stock
4.2*	Fourth Amended and Restated Stockholders Agreement, dated as of December 30, 2005, as amended
4.3*	Form of amended and restated warrant to purchase shares of common stock, dated June 27, 2002
4.4*	Warrant to purchase shares of series B redeemable convertible preferred stock, dated November 12, 2003
4.5*	Form of warrant to purchase shares of series C-2 redeemable convertible preferred stock, dated June 16, 2006
5.1*	Opinion of Bingham McCutchen LLP
10.1*	1998 Stock Option Plan
10.2*	2000 Stock Option Plan

10.3*	2001 Equity Incentive Plan
10.4*	2006 Director Option Plan
10.5*	2006 Equity Incentive Plan
10.6*	2006 Employee Stock Purchase Plan
10.7*+	Amended and Restated License Agreement, dated as of September 27, 2001, by and between the Registrant and Kaneka Corporation, as amended
10.8*+	Exclusive License Agreement, dated as of May 16, 2003, by and between the Registrant and the University of Washington
10.9*+	License Agreement, dated as of December 19, 2003, by and between Metaphore Pharmaceuticals and Pfizer Inc.
10.10*	Venture Loan and Security Agreement, dated as of June 16, 2006, by and between the Registrant and Horizon Technology Funding Company LLC
10.11*	Rights Agreement, dated as of December 9, 2003, by and between the Registrant and Silicon Valley Bank
10.12*	Lease, dated as of April 5, 2005, by and between the Registrant and Glenborough Properties, L.P., as amended
10.13*	Letter Agreement, dated as of January 9, 2004, by and between the Registrant and Steven C. Gilman, Ph.D.
10.14*	Letter Agreement, dated as of January 7, 2004, by and between the Registrant and Andrew L. Sternlicht, M.D.
10.15*	Letter Agreement, dated as of October 7, 2004, by and between the Registrant and Glenn M. Kazo, M.S.
10.16*	Letter Agreement, dated as of February 27, 2005, by and between ActivBiotics (Canada) Inc. and Suzanne Cadden, M.S.
10.17*	Letter Agreement, dated as of January 17, 2006, by and between the Registrant and Constantine E. Anagnostopoulos, Ph.D.
10.18*	Letter Agreement, dated as of January 17, 2006, by and between the Registrant and Joshua S. Boger, Ph.D.
10.19*	Letter Agreement, dated as of January 17, 2006, by and between the Registrant and Alan W. Dunton, M.D.
10.20*	Letter Agreement, dated as of October 18, 2005, by and between the Registrant and Michael E. Hanson, M.S.
10.21*	Letter Agreement, dated as of April 28, 2006, by and between the Registrant and David J. McLachlan
10.22*	Consulting Agreement, dated as of January 1, 2006, by and between the Registrant and Alan W. Dunton, M.D.
10.23*	Letter Agreement, dated as of December 28, 2005, by and between the Registrant and Alan W. Dunton, M.D.
10.24*	Letter Agreement, dated as of March 12, 2002, by and between the Registrant and James L. Warren
10.25*	Termination Agreement, dated as of June 13, 2006, by and between the Registrant and James L. Warren
10.26*	Consulting Agreement, dated as of June 16, 2006, by and between the Registrant and James L. Warren

21.1*	Subsidiaries of the Registrant
23.1	Consent of KPMG LLP
23.2*	Consent of Bingham McCutchen LLP (included in Exhibit 5.1)
24.1	Powers of Attorney (included on signature page)

*
Previously filed.

+
Confidential treatment has been requested for portions of this exhibit, which have been omitted.

Financial Statement Schedules

        All schedules have been omitted because they are not required or are not applicable or the required information is shown in the financial statements or notes thereto.

Item 17. Undertakings

        (a)   The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the Underwriting Agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

        (b)   Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described under Item 14 above, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

        (c)   The undersigned Registrant hereby undertakes that:

          (1)   For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (2)   For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

        Pursuant to the requirements of the Securities Act, the Registrant certifies that it has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Lexington, Massachusetts, on the 9th day of November 2006.

ACTIVBIOTICS, INC.
By:	/s/ STEVEN C. GILMAN, PH.D. Steven C. Gilman, Ph.D. President and Chief Executive Officer

POWER OF ATTORNEY

        We, the undersigned officers and directors of ActivBiotics, Inc., hereby severally constitute and appoint Steven C. Gilman, Ph.D. and Glenn M. Kazo, M.S., and both or either one of them, our true and lawful attorneys-in-fact and agents, with full power of substitution and re-substitution for him and in his name, place and stead, and in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and any subsequent registration statements pursuant to Rule 462 of the Securities Act, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that each of said attorneys-in-fact or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ STEVEN C. GILMAN, PH.D. Steven C. Gilman, Ph.D.	President, Chief Executive Officer and Director (principal executive officer)	November 9, 2006
/s/ MELISSA J. PACKARD Melissa J. Packard	Vice President, Finance (principal financial and accounting officer)	November 9, 2006
* Alan W. Dunton, M.D.	Chairman of the Board	November 9, 2006
*
Constantine E. Anagostopoulos, Ph.D.	Director	November 9, 2006
* Jerry C. Benjamin	Director	November 9, 2006

* Joshua S. Boger, Ph.D.	Director	November 9, 2006
* Gerald A. Brunk	Director	November 9, 2006
* Jeffrey T. Courtney	Director	November 9, 2006
* Walter Gilbert, Ph.D.	Director	November 9, 2006
* Michael E. Hanson, M.S.	Director	November 9, 2006
* John W. Littlechild	Director	November 9, 2006
* David J. McLachlan	Director	November 9, 2006
*By:	/s/ STEVEN C. GILMAN Steven C. Gilman Attorney-in-Fact

EXHIBIT INDEX

Exhibit Number	Description of Exhibit
1.1*	Form of Underwriting Agreement.
2.1*
Agreement and Plan of Merger and Reorganization, dated December 7, 2005, by and among the Registrant, Metaphore Acquisition Co., Metaphore Pharmaceuticals and the Stockholder Representatives identified therein
3.1*	Sixth Amended and Restated Certificate of Incorporation of the Registrant, as amended
3.2*	Certificate of Amendment to Sixth Amended and Restated Certificate of Incorporation of the Registrant to be effective immediately prior to completion of this offering
3.3*	Amended and Restated Certificate of Incorporation of the Registrant to be effective upon completion of this offering
3.4*	Amended and Restated By-laws of the Registrant
3.5*	Restated By-laws of the Registrant to be effective upon completion of this offering
4.1*	Specimen Stock Certificate evidencing shares of common stock
4.2*	Fourth Amended and Restated Stockholders Agreement, dated as of December 30, 2005, as amended
4.3*	Form of amended and restated warrant to purchase shares of common stock, dated June 27, 2002
4.4*	Warrant to purchase shares of series B redeemable convertible preferred stock, dated November 12, 2003
4.5*	Form of warrant to purchase shares of series C-2 redeemable convertible preferred stock, dated June 16, 2006
5.1*	Opinion of Bingham McCutchen LLP
10.1*	1998 Stock Option Plan
10.2*	2000 Stock Option Plan
10.3*	2001 Equity Incentive Plan
10.4*	2006 Director Option Plan
10.5*	2006 Equity Incentive Plan
10.6*	2006 Employee Stock Purchase Plan
10.7*+	Amended and Restated License Agreement, dated as of September 27, 2001, by and between the Registrant and Kaneka Corporation, as amended
10.8*+	Exclusive License Agreement, dated as of May 16, 2003, by and between the Registrant and the University of Washington
10.9*+	License Agreement, dated as of December 19, 2003, by and between Metaphore Pharmaceuticals and Pfizer Inc.
10.10*	Venture Loan and Security Agreement, dated as of June 16, 2006, by and between the Registrant and Horizon Technology Funding Company LLC
10.11*	Rights Agreement, dated as of December 9, 2003, by and between the Registrant and Silicon Valley Bank

10.12*	Lease, dated as of April 5, 2005, by and between the Registrant and Glenborough Properties, L.P., as amended
10.13*	Letter Agreement, dated as of January 9, 2004, by and between the Registrant and Steven C. Gilman, Ph.D.
10.14*	Letter Agreement, dated as of January 7, 2004, by and between the Registrant and Andrew L. Sternlicht, M.D.
10.15*	Letter Agreement, dated as of October 7, 2004, by and between the Registrant and Glenn M. Kazo, M.S.
10.16*	Letter Agreement, dated as of February 27, 2005, by and between ActivBiotics (Canada) Inc. and Suzanne Cadden, M.S.
10.17*	Letter Agreement, dated as of January 17, 2006, by and between the Registrant and Constantine E. Anagnostopoulos, Ph.D.
10.18*	Letter Agreement, dated as of January 17, 2006, by and between the Registrant and Joshua S. Boger, Ph.D.
10.19*	Letter Agreement, dated as of January 17, 2006, by and between the Registrant and Alan W. Dunton, Ph.D.
10.20*	Letter Agreement, dated as of October 18, 2005, by and between the Registrant and Michael E. Hanson, M.S.
10.21*	Letter Agreement, dated as of April 28, 2006, by and between the Registrant and David McLachlan
10.22*	Consulting Agreement, dated as of January 1, 2006, by and between the Registrant and Alan W. Dunton, M.D.
10.23*	Letter Agreement, dated as of December 28, 2005, by and between the Registrant and Alan W. Dunton, M.D.
10.24*	Letter Agreement, dated as of March 12, 2002, by and between the Registrant and James L. Warren
10.25*	Termination Agreement, dated as of June 13, 2006, by and between the Registrant and James L. Warren
10.26*	Consulting Agreement, dated as of June 16, 2006, by and between the Registrant and James L. Warren
21.1*	Subsidiaries of the Registrant
23.1	Consent of KPMG LLP
23.2*	Consent of Bingham McCutchen LLP (included in Exhibit 5.1)
24.1	Powers of Attorney (included on signature page)

*
Previously filed.

+
Confidential treatment has been requested for portions of this exhibit, which have been omitted.